Kodak

Eastman Kodak Company 2008 Annual Report on Form 10-K and Notice of 2009 Annual Meeting and Proxy Statement

SEC Mail Processing Section

APR - 8 2009

Washington, DC 110

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2008 or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from_______to_______

Commission File Number 1-87

EASTMAN KODAK COMPANY

(Exact name of registrant as specified in its charter)

NEW JERSEY (State of incorporation)	**16-0417150** (IRS Employer Identification No.)
343 STATE STREET, ROCHESTER, NEW YORK (Address of principal executive offices)	**14650** (Zip Code)

Registrant's telephone number, including area code: 585-724-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $2.50 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2008, was approximately $4.2 billion. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's common stock as of February 20, 2009 was 268,196,483 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

PART III OF FORM 10-K

The following items in Part III of this Form 10-K incorporate by reference information from the Notice of 2009 Annual Meeting and Proxy Statement:

Item 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 11 - EXECUTIVE COMPENSATION

Item 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Eastman Kodak Company (the "Company" or "Kodak") is the world's foremost imaging innovator, providing imaging technology products and services to the photographic and graphic communications markets. When used in this report, unless otherwise indicated, "we," "our," "us," the "Company" and "Kodak" refer to Eastman Kodak Company. The Company's products span:

- Digital cameras and accessories
- Consumer inkjet printers and media
- Digital picture frames
- Retail printing kiosks, APEX drylab systems and related media
- KODAK Gallery online imaging services
- Prepress equipment and consumables
- Workflow software for commercial printing
- Electrophotographic equipment and consumables
- Commercial inkjet printing systems
- Document scanners
- Origination and print films for the entertainment industry
- Consumer and professional photographic film
- Photographic paper and processing chemicals
- Wholesale photofinishing services

Kodak was founded by George Eastman in 1880 and incorporated in 1901 in the State of New Jersey. The Company is headquartered in Rochester, New York.

Through mid-2008, Kodak had created significant momentum in its digital portfolio, following the completion of its four-year corporate restructuring program in 2007. Revenues from digital businesses grew by double-digits for four consecutive quarters from the third quarter of 2007 through the second quarter of 2008. The revenue decline in the traditional businesses was in line with the Company's expectations. The Company had a successful showing of its stream technology at the drupa tradeshow in Düsseldorf, Germany in May, and received positive customer responses for its newly introduced Adaptive Picture Exchange (APEX) dry labs and next generation of consumer inkjet printers.

As the Company entered the second half of 2008, the global recession broadened dramatically and began to negatively impact all of its businesses. As a result, the Company formulated the actions necessary to align the business with the external realities. The Company has decided to focus its investments on businesses at the core of its strategy, which are Consumer Inkjet, Commercial Inkjet (including stream technology) and Enterprise workflow. The Company has to make pragmatic decisions, rationalize its product portfolio, and focus its resources on those core opportunities. The Company will continue to build upon the stable, cash generating businesses, and reposition other digital businesses, including Kodak Gallery, OLED, Imaging Sensors and Electrophotographic Printing to generate maximum value.

The Company's key priorities for 2009 are:

- Align the Company's cost structure with external economic realities
- Fund core investments
- Transform portions of its product portfolio
- Drive positive cash flow before dividends and restructuring

The Company expects the weak economic climate will continue well into the year, which will lead to reductions in revenue during 2009 as compared with 2008. However, the Company has maintained or improved its market position in key product categories. These improved product market positions, its people, and the strength of the Company's brand and financial position will allow the Company to emerge from this challenging period as a leaner, stronger competitor.

Reportable Segments

As of and for the year ended December 31, 2008, the Company reported financial information for three reportable segments: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG"), and Graphic Communications Group ("GCG"). The balance of the Company's operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other.

The following business discussion is based on the three reportable segments and All Other as they were structured as of and for the year ended December 31, 2008. The Company's sales, earnings and assets by reportable segment for these three reportable segments and All Other for each of the past three years are shown in Note 23, "Segment Information."

Consumer Digital Imaging Group ("CDG") Segment

Sales from continuing operations of the CDG segment for 2008, 2007 and 2006 were (in millions) $3,088, $3,247, and $3,013, respectively.

The Company is a global leader in providing digital photography and printing products and services for consumer markets. Kodak holds top three market shares in many major categories in which it participates, such as digital still cameras, retail systems solutions, online imaging, and digital picture frames.

CDG's mission is to enhance people's lives and social interactions through the capabilities of digital imaging technology, combined with Kodak's unique consumer knowledge, brand and intellectual property. This focus has led to a full range of product and service offerings to the consumer. CDG's strategy is to extend picture taking, picture search/organizing, creativity, sharing and printing to bring innovative new experiences to consumers – in ways that extend Kodak's legendary heritage in ease of use.

Digital Capture and Devices: Consumer digital capture and devices include digital still and video cameras, digital picture frames, imaging accessory products, and snapshot printers and printer media. These product lines fuel Kodak's participation in the growing imaging device and accessory markets. Products are sold directly to retailers or distributors, and are also available to customers through the Internet at the KODAK Store (www.kodak.com) and other online providers. Kodak's full line of camera products and accessories enable the consumer to personalize their digital camera and their photographic experience. In the third quarter of 2008 Kodak introduced the KODAK Zi6 Pocket Video Camera – allowing stunning HD videos, which can be easily uploaded to YouTube via a built-in USB connector. The Company also introduced a variety of stylish and compact digital still cameras as well as high performance long zoom cameras with image stabilization like the Z1015 IS.

Kodak is a leader in the growing digital picture frame category. The Company's wireless digital picture frames enable consumers to easily share and view images and videos with family and friends via photo-sharing sites including KODAK Gallery, and also enjoy Internet content including news, weather, and sports via FrameChannel. In the third quarter of 2008, Kodak introduced the world's first OLED wireless picture frame, featuring a spectacularly vivid display based on organic light emitting diode technology that Kodak invented.

Retail Systems Solutions: In January 2008, the Retail Printing Group was redefined and renamed Retail Systems Solutions, in order to manage Kodak's digital printing hardware, media and infrastructure offerings to retailers. The Retail Systems Solutions group's product and service offerings to retailers include retail kiosks and consumables, consumer and retailer software workflows, remote business monitoring, retail store merchandising and identity programs, and after sale service and support. In the first quarter of 2008, the Company introduced its Adaptive Picture Exchange ("APEX") drylab system that provides a lower total cost of ownership alternative to traditional photofinishing processing at retailer locations. This system utilizes dry thermal technology that removes the need for chemical processing of photos and photo products, and as a result uses up to 90% less electricity with almost no labor required. This introduction, when combined with kiosks, increases Kodak's fleet to approximately 100,000 systems worldwide and represents the world's largest fleet of installed devices in retail locations.

Launched mid-year in 2008, the DL2100 printer, which retailers can connect directly to a kiosk or APEX, enables customers to make double-sided photobooks, calendars and greeting cards, almost instantly in-store. This high-quality printer enables consumers to personalize their products with sentiments and captions and then take home a finished, personalized product. Other popular Kodak premium products available quickly and easily in many of the world's largest retailers include the KODAK Picture-Movie DVD, which combines original artist music with the consumer's own pictures and creates a powerful multimedia show playable on any DVD player, posters, collages and more.

Online Imaging Services: KODAK Gallery, which has more than 70 million members, is a leading online merchandise and sharing service. The Kodakgallery.com site provides consumers with a secure and easy way to view, store and share their images with friends and family, and to receive Kodak prints and other creative products from their pictures, such as photo books, frames, calendars, and a host of other personalized merchandise. Personalized photo cards are also available with original designs by popular designers. Products are distributed directly to consumers' homes, or through major retailers. The site is a chosen partner for leading companies such as Adobe, Apple, Microsoft, and Amazon. In addition to Kodakgallery.com in the U.S., we operate seven sites across Europe.

Kodak also distributes Kodak EasyShare desktop software at no charge to consumers, which provides easy organization and editing tools and unifies the experience between digital cameras, home printers, and the Kodak Gallery services.

Imaging Sensors: Kodak's line of CCD and CMOS sensors provides an attractive market opportunity, including mobile, automotive, industrial and professional imaging sectors. Kodak has leading sensor architecture intellectual property positions, and operates with an "asset light" manufacturing strategy that includes relationships with key industry players.

All-in-One Inkjet Printers: In February 2007, Kodak introduced the KODAK All-in-One Inkjet printers as a major initiative to drive future revenue growth and earnings. Four key components enable this breakthrough market entry: 1) a proprietary high-speed inkjet printing system; 2) nanoparticle pigment-based inks; 3) instant-dry, porous papers; and 4) Kodak's unique Image Science technologies. Additionally, the system is designed with a permanent print head. This unique offering targets the high-volume document and photo printer market with a breakthrough value proposition delivering dramatically lower cost per printed page as compared with competitive products. The inkjet operating model leverages Kodak technology and the efficiency of the current industry infrastructure to achieve an "asset light" approach to deliver this unmatched value proposition to the marketplace.

Today, the EASYSHARE All-in-One line of consumer inkjet printers has expanded into more markets. Sell-through of inkjet printers for the full year more than doubled compared with the prior year, resulting in an estimated installed base of more than 1 million printers as of December 31, 2008.

Marketing and Competition: The Company faces competition from other online service companies, consumer electronics and printer companies in the markets in which it competes, generally competing on price and technological advances. Rapid price declines shortly after product introduction are common in this environment, as producers are continually introducing new models with enhanced capabilities, such as improved resolution and/or optical systems in cameras.

The key elements of CDG's marketing strategy emphasize ease of use, quality and the complete solution offered by KODAK Products and Services. This is communicated through a combination of in-store presentation, online marketing, advertising, including direct television advertising, and public relations. The Company's advertising programs actively promote the segment's products and services in its various markets, and its principal trademarks, trade dress, and corporate symbol are widely used and recognized. Kodak is frequently noted by trade and business publications as one of the most recognized and respected brands in the world.

Film, Photofinishing and Entertainment Group ("FPEG") Segment

Sales from continuing operations of the FPEG segment for 2008, 2007 and 2006 were (in millions) $2,987, $3,632, and $4,254, respectively.

This segment is composed of traditional photographic products and services including paper, film and chemistry used for consumer, professional and industrial imaging applications and those products and services used in the creation of motion pictures. The Company manufactures and markets films (motion picture, consumer, professional, industrial and aerial), and one-time-use cameras.

The market for consumer and professional films, traditional photofinishing and certain industrial and aerial films are in decline and are expected to continue to decline due to digital substitution.

The market for motion picture films, however, has remained relatively stable, with any significant impact from digital substitution still expected to evolve sometime into the future. The future impact of digital substitution on the motion picture film market is difficult to predict due to a number of factors, including the pace of digital technology adoption in major world markets, the underlying economic strength or weakness in these markets, the timing of digital infrastructure installation, and the ability to finance the installation of digital systems. However, during 2008, the Company noted a decline in the rate of digital adoption primarily due to instability in the financial markets.

Marketing and Competition: The fundamental elements of the Company's strategy with respect to the photographic products in this segment are to maintain a profitable business model, serving customers for traditional products while aggressively managing our cost structure for those businesses that are in decline.

The Company's strategy for the Entertainment Imaging business is to sustain motion picture film's position as the pre-eminent capture medium for the creation of feature films, television dramas, and commercials. Selective investments to improve film's superior image capture and quality characteristics are part of this strategy. Kodak has the leading share of the origination film market by a significant margin, led by the widely acclaimed and OSCAR-award-winning VISION2 series of motion picture films, and the positively received VISION3 series of motion picture films initially launched in late 2007.

The distribution of motion pictures to theaters on print film is another important element of the business, one in which the Company continues to be widely recognized as the market leader. Price competition is a bigger factor in this segment of the motion picture market, but the Company continues to maintain the leading share position, with several multi-year agreements with major studios.

Throughout the world, most Entertainment Imaging products are sold directly to studios, laboratories, independent filmmakers or production companies. Quality and availability are important factors for these products, which are sold in a price competitive environment. As the industry moves to digital formats, the Company anticipates that it will face new competitors, including some of its current customers and other electronics manufacturers.

Film products and services for the consumer and professional markets and traditional photofinishing are sold throughout the world, both directly to retailers and increasingly, through distributors. Price competition continues to exist in all marketplaces. To be more cost competitive with its traditional photofinishing and film offerings and to shift towards a variable cost model, the Company has rationalized capacity and restructured its go-to-market model. The Company will continue to manage this business to focus on cash flow and earnings performance in this period of continuing revenue decline.

Graphic Communications Group ("GCG") Segment

Sales from continuing operations of the Graphic Communications Group segment for 2008, 2007 and 2006 were (in millions) $3,334, $3,413, and $3,287, respectively.

The Graphic Communications Group segment serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper, and digital service bureau market segments with a range of software, media, and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, digital and traditional printing, document scanning, and multi-vendor services. Products include digital and traditional prepress equipment and consumables, including plates, chemistry, and media; workflow software and digital controller development; color and black-and-white electrophotographic equipment and consumables; high-speed, high-volume commercial inkjet printing systems; wide-format inkjet inks and media; high-speed production and workgroup document scanners; and micrographic peripherals and media (including micrographic films). GCG also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging services to customers.

On January 13, 2009, the Company announced its agreement to acquire the scanner division of BOWE BELL + HOWELL, which markets a portfolio of production document scanners that complements the products currently offered within the GCG segment. Through this acquisition, Kodak expects to expand customer value by providing a wider choice of production scanners. Since Kodak has provided field service to BOWE BELL + HOWELL Scanners since 2001, this acquisition is also expected to enhance global access to service and support for channel partners and end-user customers worldwide.

Marketing and Competition: Throughout the world, graphic communications products are sold through a variety of direct and indirect channels. The end users of these products include businesses in the commercial printing, data center, in-plant and digital service provider market segments. While there is price competition, the Company has generally been able to maintain price by adding more attractive features to its products through technological advances. The Company has developed a wide-ranging portfolio of digital products - workflow, equipment, media, and services - that combine to create a value-added complete solution to customers. Maintenance and professional services for the Company's products are sold either through product distribution channels or directly to the end users. In addition, a range of inkjet products for digital printing and proofing are sold through direct and indirect means. Document scanners are sold primarily through a two-tiered distribution channel to a number of different industries.

All Other

Sales from continuing operations comprising All Other for 2008, 2007 and 2006 were (in millions) $7, $9, and $14, respectively.

All Other is composed of the Company's display business and other small, miscellaneous businesses.

Discontinued Operations

Health Group

On April 30, 2007 the Company closed on the sale of its Health Group to Onex Healthcare Holdings, Inc., a subsidiary of Onex Corporation. Approximately 8,100 employees of the Company associated with the Health Group transitioned to Carestream Health Inc. as part of the transaction. Also included in the sale were manufacturing operations focused on the production of health imaging products, as well as an office building in Rochester, NY.

HPA

On October 17, 2007, the shareholders of Hermes Precisa Pty. Ltd. ("HPA"), a majority owned subsidiary of Kodak (Australasia) Pty. Ltd., a wholly owned subsidiary of the Company, approved an agreement to sell all of the shares of HPA to Salmat Limited. The sale was approved by the Federal Court of Australia on October 18, 2007, and closed on November 2, 2007. HPA, a publicly traded Australian company, is a provider of outsourced services in business communication and data processes and was formerly reported within the Company's Graphic Communications Group segment.

The results of the sales and operations for the Health Group and HPA are presented as discontinued operations in the Consolidated Statement of Operations. All prior periods have been revised for comparison purposes. See Note 22, "Discontinued Operations" in the Notes to Financial Statements for further discussion.

Financial Information by Geographic Area

Financial information by geographic area for the past three years is shown in Note 23, "Segment Information."

Raw Materials

The raw materials used by the Company are many and varied, and are generally readily available. Lithographic aluminum is the primary material used in the manufacture of offset printing plates. The Company procures raw aluminum coils from several suppliers on a spot basis or under contracts generally in place over the next one to three years. Silver is one of the essential materials used in the manufacture of films and papers. The Company purchases silver from numerous suppliers under annual agreements or on a spot basis. Paper base is an essential material in the manufacture of photographic papers. The Company has a contract to acquire paper base from a certified photographic paper supplier over the next several years.

Seasonality of Business

Sales and earnings of the CDG segment are linked to the timing of holidays, vacations and other leisure or gifting seasons. Sales of digital products are typically highest in the last four months of the year. Digital capture and consumer inkjet printing products have experienced peak sales in this period as a result of the December holidays. However, the economic downturn experienced in the fourth quarter of 2008 resulted in a significant decline in consumer discretionary spending that negatively impacted the Company's digital camera and digital picture frame businesses in the CDG segment. CDG net sales in the fourth quarter declined from 42% of CDG's full-year revenue for 2007 to only 31% of full-year revenue for 2008. Sales are normally lowest in the first quarter due to the absence of holidays and fewer picture-taking opportunities during that time.

Sales and earnings of the FPEG segment are linked to the timing of holidays, vacations and other leisure activities. Sales and earnings of traditional film and photofinishing products are normally strongest in the second and third quarters as demand is high due to heavy vacation activity and events such as weddings and graduations. Sales of entertainment imaging film are typically strongest in the second quarter reflecting demand due to the summer motion picture season.

Sales and earnings of the GCG segment generally exhibit modestly higher levels in the fourth quarter. This is driven primarily by the sales of commercial inkjet, electrophotographic printing, and document scanner products due to seasonal customer demand linked to commercial year-end advertising processes. However, in the second half of 2008, tightening credit availability, combined with the weak economy, resulted in a reduction of capital spending, negatively impacting equipment sales within GCG. The reduction of global print demand during that timeframe had a negative impact on GCG consumables sales.

Research and Development

Through the years, the Company has engaged in extensive and productive efforts in research and development.

Research and development expenditures for the Company's three reportable segments and All Other were as follows:

(in millions)	For the Year Ended December 31, 2008	2007	2006
Consumer Digital Imaging Group	$ 215	$ 250	$ 290
Film, Photofinishing and Entertainment Group	52	60	76
Graphic Communications Group	231	214	209
All Other	3	25	21
Total	$ 501	$ 549	$ 596

Research and development is headquartered in Rochester, New York. Other U.S. groups are located in Boston, Massachusetts; New Haven, Connecticut; Dayton, Ohio; and San Jose, Emeryville, and San Diego, California. Outside the U.S., groups are located in Canada, England, Israel, Germany, Japan, China, and Singapore. These groups work in close cooperation with manufacturing units and marketing organizations to develop new products and applications to serve both existing and new markets.

It has been the Company's general practice to protect its investment in research and development and its freedom to use its inventions by obtaining patents. The ownership of these patents contributes to the Company's ability to provide leadership products and to generate revenue from licensing. The Company holds portfolios of patents in several areas important to its business, including digital cameras and image sensors; network photo sharing and fulfillment; flexographic and lithographic printing plates and systems; digital printing workflow and color management proofing systems; color and black-and-white electrophotographic printing systems; wide-format, commercial, and consumer inkjet printers; inkjet inks and media; thermal dye transfer and dye sublimation printing systems; digital cinema; color negative films, processing and papers; and organic light-emitting diodes. Each of these areas is important to existing and emerging business opportunities that bear directly on the Company's overall business performance.

The Company's major products are not dependent upon one single, material patent. Rather, the technologies that underlie the Company's products are supported by an aggregation of patents having various remaining lives and expiration dates. There is no individual patent expiration or group of patents expirations which are expected to have a material impact on the Company's results of operations.

Environmental Protection

The Company is subject to various laws and governmental regulations concerning environmental matters. The U.S. federal environmental legislation and state regulatory programs having an impact on the Company include the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the NY State Chemical Bulk Storage Regulations and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Law").

It is the Company's policy to carry out its business activities in a manner consistent with sound health, safety and environmental management practices, and to comply with applicable health, safety and environmental laws and regulations. The Company continues to engage in programs for environmental, health and safety protection and control.

Based upon information presently available, future costs associated with environmental compliance are not expected to have a material effect on the Company's capital expenditures, results of operations or competitive position. However, such costs could be material to results of operations in a particular future quarter or year.

Environmental protection is further discussed in Note 10, "Commitments and Contingencies," in the Notes to Financial Statements.

Employment

At the end of 2008, the Company employed the full time equivalent of approximately 24,400 people, of whom approximately 12,800 were employed in the U.S. The actual number of employees may be greater because some individuals work part time.

Available Information

The Company files many reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports, and amendments to these reports, are made available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the SEC. They are available through the Company's website at www.Kodak.com. To reach the SEC filings, follow the links to Investor Center, and then SEC Filings. The Company also makes available its annual report to shareholders and proxy statement free of charge through its website.

We have included the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this report. We have also included these certifications with the Form 10-K for the year ended December 31, 2007 filed on February 27, 2008. Additionally, we filed with the New York Stock Exchange ("NYSE") the CEO certification, dated June 12, 2008, regarding our compliance with the NYSE's corporate governance listing standards pursuant to Section 303A.12(a) of the listing standards, and indicated that the CEO was not aware of any violations of the listing standards by the Company.

ITEM 1A. RISK FACTORS

Recent economic trends could continue to adversely affect our financial performance.

The global economic recession and declines in consumption in the Company's end markets have adversely affected sales of both commercial and consumer products and profitability for such products. Further, the global financial markets have been experiencing extreme disruption in recent months. Slower sales of consumer digital products due to the deteriorating economic environment could lead to reduced sales and earnings while increasing inventory. Economic conditions could also accelerate the continuing decline in demand for traditional products, which could also place pressure on Kodak's results of operations and liquidity. The recent tightening of credit in the global financial markets could adversely affect the ability of our commercial customers to obtain financing for significant equipment purchases, which could result in a decrease in, or cancellation of, orders for our products and services. In addition, accounts receivable and past due accounts could increase due to a decline in our customers' ability to pay as a result of the recent economic downturn. In response to these circumstances, the Company may have to take other actions to conserve or generate cash, which may impact our ability to return cash to shareholders.

Our future pension and other postretirement plan costs and required level of contributions could be unfavorably impacted by changes in actuarial assumptions and future market performance of plan assets which could adversely affect our financial position, results of operations, and cash flow.

We have significant defined benefit pension and other postretirement benefit obligations. The funded status of the Company's U.S. and non-U.S. defined benefit pension plans and other postretirement benefit plans, and the related cost reflected in our financial statements, are affected by various factors that are subject to an inherent degree of uncertainty, particularly in the current economic environment. Key assumptions used to value these benefit obligations, funded status and expense recognition include the discount rate for future payment obligations, the long-term expected rate of return on plan assets, salary growth, healthcare cost trend rate, and other economic and demographic factors. Significant differences in actual experience or significant changes in future assumptions could lead to a potential future need to contribute cash or assets to our plans in excess of currently estimated contributions and benefit payments and could have an adverse effect on the Company's consolidated results of operations, financial position or liquidity.

If we are unsuccessful with the strategic investment decisions we have made, our financial performance could be adversely affected.

The Company has selected certain of its businesses as "core investments" because of their large, sustainable growth potential. Introduction of successful innovative products and the achievement of scale in those businesses are necessary for the Company to achieve its future financial success. In addition, the Company has identified certain of its businesses that require business model transformations to improve margins or maximize cash. Such business model changes could include repositioning through strategic partnerships. If the Company is unsuccessful in growing the core investment businesses as planned or in executing the transformations that are necessary in certain of its businesses, the Company's financial performance could be adversely affected.

If we fail to comply with the financial covenants contained in our Secured Credit Agreement, our ability to meet our financial obligations or access external financing could be impaired under certain circumstances.

There are affirmative, negative and financial covenants contained in the Company's Secured Credit Agreement. These covenants are typical for a secured credit agreement of this nature. The Company's failure to comply with the financial covenants would result in a default under the Secured Credit Agreement. If an event of default were to occur and not be waived by the lenders, then all outstanding debt, interest and other payments under the Secured Credit Agreement could become immediately due and payable, any unused borrowing availability under the revolving credit facility of the Secured Credit Agreement could be terminated by the lenders, and cash collateralization or a similar remedy could be required for all letters of credit. The failure of the Company to repay any accelerated debt for borrowed money under the Secured Credit Agreement could result in acceleration of the majority of the Company's unsecured outstanding debt obligations under certain circumstances. The Company was in full compliance with the financial covenants as of December 31, 2008. Based on the Company's current financial forecast, it is reasonably likely that the Company could breach its financial covenants in the first quarter of 2009 unless an appropriate amendment or waiver is obtained. The Company is currently negotiating with its lenders to ensure continued access to a Secured Credit Agreement, with the goal to have an amended credit facility in place by the end of the first quarter. At December 31, 2008, there was no debt outstanding and there were $131 million of letters of credit issued, which are not considered debt for borrowed money under the agreement, but do reduce the Company's borrowing capacity under the Secured Credit Agreement. Notwithstanding the Company's view that it can operate for the foreseeable future without additional external financing, the Company's liquidity could be impaired if it is not able to access a credit facility.

If we cannot effectively anticipate technology trends and develop new products to respond to changing customer preferences, this could adversely affect our revenues.

Due to changes in technology and customer preferences, the market for traditional photography products and services is in decline. In its Film, Photofinishing and Entertainment Group, the Company continues to experience declines in customer demand for film products, consistent with industry trends. Management has developed initiatives to address the anticipated impact of these trends on the Company's performance. In addition, the Company's product development efforts are focused on digital capture devices (digital cameras and scanners) designed to improve the image acquisition or digitalization process, software products designed to enhance and simplify the digital workflow, output devices (thermal and inkjet printers and commercial printing systems and solutions) and consumables designed to produce high quality documents and images, and media (thermal and silver halide) optimized for digital workflows. Kodak's success depends in part on its ability to develop and introduce new products and services in a timely manner that keep pace with technological developments and that are accepted in the market. The Company continues to introduce new consumer and commercial digital product offerings. However, there can be no assurance that the Company will be successful in anticipating and developing new products, product enhancements or new solutions and services to adequately address changing technologies and customer requirements. In addition, if the Company is unable to anticipate and develop improvements to its current technology, to adapt its products to changing customer preferences or requirements or to continue to produce high quality products in a timely and cost-effective manner in order to compete with products offered by its competitors, this could adversely affect the revenues of the Company.

If we cannot continue to license or enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights our revenue, earnings and expenses may be adversely impacted.

Kodak relies upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and agreements with its employees, customers, suppliers and other parties, to establish, maintain and enforce its intellectual property rights. Any of the Company's direct or indirect intellectual property rights could, however, be challenged, invalidated or circumvented, or such intellectual property rights may not be sufficient to permit the Company to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, Kodak may be unable to protect its proprietary technology adequately against unauthorized third party copying or use, which could adversely affect its competitive position. Also, because of the rapid pace of technological change in the information technology industry, much of our business and many of our products rely on key technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

Kodak has made substantial investments in new, proprietary technologies and has filed patent applications and obtained patents to protect its intellectual property rights in these technologies as well as the interests of the Company's licensees. The execution and enforcement of licensing agreements protects the Company's intellectual property rights and provides a revenue stream in the form of royalties that enables Kodak to further innovate and provide the marketplace with new products and services. There is no assurance that such measures alone will be adequate to protect the Company's intellectual property. The Company's ability to execute its intellectual property licensing strategies could also affect the Company's revenue and earnings. Kodak's failure to develop and properly manage new intellectual property could adversely affect the Company's market positions and business opportunities. Furthermore, the Company's failure to identify and implement licensing programs, including identifying appropriate licensees, could adversely affect the profitability of Kodak's operations.

Finally, third parties may claim that the Company or customers indemnified by Kodak are infringing upon their intellectual property rights. Such claims may be made by competitors seeking to block or limit Kodak's access to digital markets. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from large companies like Kodak. Even if Kodak believes that the claims are without merit, the claims can be time-consuming and costly to defend and distract management's attention and resources. Claims of intellectual property infringement also might require the Company to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting Kodak from marketing or selling certain of its products. Even if the Company has an agreement to indemnify it against such costs, the indemnifying party may be unable to uphold its contractual agreement to Kodak. If we cannot or do not license the infringed technology at all, license the technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

If we cannot attract, retain and motivate key employees, our business could be harmed.
In order for the Company to be successful, we must continue to attract, retain and motivate executives and other key employees, including technical, managerial, marketing, sales, research and support positions. Hiring and retaining qualified executives, research professionals, and qualified sales representatives are critical to the Company's future. Competition for experienced employees in the industries in which we compete can be intense. The market for employees with digital skills is highly competitive and, therefore, the Company's ability to attract such talent will depend on a number of factors, including compensation and benefits, work location and persuading potential employees that the Company is well-positioned for success in the digital markets Kodak is entering. Given the Company's compensation plans are highly performance-based and given the impact of the global economy on the Company's performance, it may become more challenging to retain key employees. The risk may be mitigated by the fact that many companies recently are taking actions to limit or reduce compensation and benefits in light of the difficult economy. The Company also must keep employees focused on the strategic initiatives and goals in order to be successful. If we cannot attract properly qualified individuals, retain key executives and employees or motivate our employees, our business could be harmed.

System integration issues could adversely affect our revenue and earnings.
Portions of our IT infrastructure may experience interruptions, delays or cessations of service in connection with systems integration or migration work that takes place from time to time; in particular, installation of SAP within our Graphic Communications Group. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruption could adversely affect our ability to fulfill orders and interrupt other processes. Delayed sales, higher costs or lost customers resulting from these disruptions could adversely affect our financial results and reputation.

Our inability to effectively complete, integrate and manage acquisitions, divestitures and other significant transactions could adversely impact our business performance including our financial results.
As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures and outsourcing transactions ("transactions") and enter into agreements relating to such transactions in order to further our business objectives. In order to pursue this strategy successfully, we must identify suitable candidates for and successfully complete transactions, some of which may be large and complex, and manage post-closing issues such as the integration of acquired companies or employees. Integration and other risks of transactions can be more pronounced for larger and more complicated transactions, or if multiple transactions are pursued simultaneously. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our revenue, gross margin and profitability.

Delays in our plans to reduce the cost structure of the Company through execution of restructuring and other actions could affect the consolidated results of operations, financial position and liquidity.
If the Company were to fail to successfully execute the plans within or the timing of its current restructuring program to align the cost structure to the current economic realities, the Company's financial performance could be adversely affected.

We have outsourced a significant portion of our overall worldwide manufacturing and back-office operations and face the risks associated with relying on third party manufacturers and external suppliers.
We have outsourced a significant portion of our overall worldwide manufacturing, customer support and administrative operations (such as credit and collections, and general ledger accounting functions) to third parties and various service providers. To the extent that we rely on third party manufacturing relationships, we face the risk that those manufacturers may not be able to (1) develop manufacturing methods appropriate for our products, (2) maintain an adequate control environment, (3) quickly respond to changes in customer demand for our products, (4) obtain supplies and materials necessary for the manufacturing process, or (5) mitigate the impact of labor shortages and/or disruptions. As a result of such risks, Kodak's manufacturing costs could be higher than planned and the reliability of our products could decline. Other supplier problems that Kodak could face include component shortages, excess supply, risks related to terms of its contracts with suppliers and risks related to dependency on single source suppliers. If any of these risks were to be realized and assuming alternative third-party manufacturing relationships could not be established, we could experience interruptions in supply or increases in costs that might result in our being unable to meet customer demand for our products, damage to our relationships with our customers, and reduced market share, all of which could adversely affect our results of operations and financial condition.

The competitive pressures we face could harm our revenue, gross margins and market share.
The markets in which we do business are highly competitive, and we encounter aggressive price competition for all our products and services from numerous companies globally. Over the past several years, price competition in the market for digital products, film and services has been particularly intense as competitors have aggressively cut prices and lowered their profit margins for these products. In the Graphic Communications Group segment, aggressive pricing tactics by our competitors have intensified the contract negotiation process. Our results of operations and financial condition may be adversely affected by these and other industry-wide pricing pressures. If the Company is unable to obtain pricing or programs sufficiently competitive with current and future competitors, Kodak could also lose market share, adversely affecting its revenue and gross margins.

If we fail to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.
The Company uses a variety of different distribution methods to sell our products and services, including third-party resellers and distributors and both direct and indirect sales to both enterprise accounts and customers. Successfully managing the interaction of direct and indirect channels to various potential customer segments for our products and services is a complex process. Moreover, since each distribution method has distinct risks and costs, our failure to implement the most advantageous balance in the delivery model for our products and services could adversely affect our revenue, gross margins and earnings. Due to changes in the Company's go-to-market models, the Company is more reliant on fewer distributors. This has concentrated the Company's credit risk, which, if not appropriately managed, could result in an adverse impact on the Company's financial performance.

We may provide financing and financial guarantees to our customers, some of which may be for significant amounts.
The competitive environment in which we operate may require us to provide financing to our customers in order to win a contract. Customer financing arrangements may include all or a portion of the purchase price for our products and services. We may also assist customers in obtaining financing from banks and other sources and may provide financial guarantees on behalf of our customers. Our success may be dependent, in part, upon our ability to provide customer financing on competitive terms and on our customers' creditworthiness. As noted previously, the recent tightening of credit in the global financial markets could adversely affect the ability of our customers to obtain financing for significant purchases, which could result in a decrease in, or cancellation of, orders for our products and services. If we are unable to provide competitive financing arrangements to our customers or if we extend credit to customers whose creditworthiness deteriorates, this could adversely impact our revenues, profitability and financial position.

Due to the nature of the products we sell and our worldwide distribution, we are subject to changes in currency exchange rates, interest rates and commodities costs that may adversely impact our results of operations and financial position.
Kodak, as a result of its global operating and financing activities, is exposed to changes in currency exchange rates and interest rates, which may adversely affect its results of operations and financial position. Exchange rates and interest rates in certain markets in which the Company does business tend to be volatile. In addition, Kodak's products contain silver, aluminum, petroleum-based or other commodity-based raw materials, the costs of which can be volatile. There can be no guarantees that the global economic situation will not worsen creating further volatility in currency exchange rates, interest rates and commodity prices, which could have future negative effects on revenue and earnings.

If we cannot protect our reputation due to product quality and liability issues, our business could be harmed.
Kodak products are becoming increasingly sophisticated and complicated to design and build as rapid advancements in technologies occur. Although Kodak has established internal procedures to minimize risks that may arise from product quality and liability issues, there can be no assurance that Kodak will be able to eliminate or mitigate occurrences of these issues and associated damages. Kodak may incur expenses in connection with, for example, product recalls, service and lawsuits, and Kodak's brand image and reputation as a producer of high-quality products could suffer.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our worldwide operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our revenue and financial condition and increase our costs and expenses. In addition, some areas, including parts of the east and west coasts of the United States, have previously experienced, and may experience in the future, major power shortages and blackouts. These blackouts could cause disruptions to our operations or the operations of our suppliers, distributors and resellers, or customers. These events could seriously harm our revenue and financial condition, and increase our costs and expenses.

The implementation of new legislation or regulations or changes in existing laws or regulations could increase the Company's cost to comply and consequently reduce our profitability.

New business legislation or regulations or changes to existing laws or regulation, including interpretations of existing regulations by courts or regulators, could adversely affect Kodak's results of operations by increasing the Company's cost to comply. For example, tax, labor, environmental and securities laws and regulations may be enacted in the future that require the Company to adopt new policies, internal controls and other compliance practices or modify existing production facilities and operations. Each of these compliance initiatives could lead to internal and external cost increases.

The Company may be required to recognize additional impairments in the value of its goodwill, which would increase expenses and reduce profitability.

Goodwill represents the excess of the amount we paid to acquire businesses over the fair value of their net assets at the date of the acquisition. The Company tests goodwill for impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This may occur for various reasons including changes in actual or expected income or cash flows of a reporting unit. In the fourth quarter 2008, we recorded a pre-tax non-cash charge of $785 million to write-off a significant portion of the goodwill balance within the GCG segment. We will continue to evaluate current market conditions that may affect the fair value of our reporting units to assess whether any further goodwill impairment exists in the future. Continued adverse or worsening market conditions for certain businesses may have a significant impact on the fair value of the reporting units and could result in additional future impairments of goodwill.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's worldwide headquarters is located in Rochester, New York.

The CDG segment of Kodak's business in the United States is headquartered in Rochester, New York. Kodak Gallery operations are managed from Emeryville, California. Kodak Consumer Inkjet Systems operations are located in San Diego, California; Xiamen, China; and Rochester, New York. Many of CDG's businesses rely on manufacturing assets, company-owned or through relationships with design and manufacturing partners, which are located close to end markets and/or supplier networks.

The FPEG segment of Kodak's business is centered in Rochester, New York, where film and photographic chemicals and related materials are manufactured. A manufacturing facility in Harrow, England produces photographic paper. Additional manufacturing facilities supporting the business are located in Windsor, Colorado; China; Mexico; India; Brazil; and Russia. Entertainment Imaging has business operations in Hollywood, California and Rochester, New York.

Products in the GCG segment are manufactured in the United States, primarily in Rochester, New York; Dayton, Ohio; Columbus, Georgia; Weatherford, Oklahoma; and Windsor, Colorado. Manufacturing facilities outside the United States are located in the United Kingdom, Germany, Israel, Bulgaria, China, Japan, and Canada.

Properties within a country may be shared by all segments operating within that country.

Regional distribution centers are located in various places within and outside of the United States. The Company owns or leases administrative, manufacturing, marketing, and processing facilities in various parts of the world. The leases are for various periods and are generally renewable.

ITEM 3. LEGAL PROCEEDINGS

During March 2005, the Company was contacted by members of the Division of Enforcement of the SEC concerning the announced restatement of the Company's financial statements for the full year and quarters of 2003 and the first three unaudited quarters of 2004. An informal inquiry by the staff of the SEC into the substance of that restatement is continuing. The Company continues to fully cooperate with this inquiry, and the staff has indicated that the inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred.

On July 9, 2008, the Company received a proposed Consent Order from the New York State Department of Environmental Conservation ("DEC") resolving alleged violations of the environmental quality programs at the Company's primary manufacturing facility in Rochester, New York ("Kodak Park") which have occurred between February 28, 2005 and June 30, 2008. These alleged violations include violations of the solid and hazardous waste management regulations, the facility-wide air permit and the waste water discharge permit; most were discovered by Kodak and self-reported to the DEC. An agreement was reached on September 23, 2008, concluding this matter, with Kodak paying $125,000 to the DEC.

The Company has been named as third-party defendant (along with approximately 200 other entities) in an action initially brought by the New Jersey Department of Environmental Protection (NJDEP) against Occidental Chemical Corporation and several other companies that are successors in interest to Diamond Shamrock Corporation. The NJDEP seeks recovery of all costs associated with the investigation, removal, cleanup and damage to natural resources occasioned by Diamond Shamrock's disposal of various forms of chemicals in the Passaic River. The damages are alleged to potentially range "from hundreds of millions to several billions of dollars". Pursuant to New Jersey's Court Rules, the defendants were required to identify all other parties which could be subject to permissive joinder in the litigation based on common questions of law or fact. Third-party complaints seeking contribution from more than 200 entities, who have been identified as potentially contributing to the contamination in the Passaic, were filed on February 5, 2009. The potential monetary exposure is likely to be in excess of $100,000 but is not expected to be material.

On November 17, 2008, the Company filed a complaint with the U.S. International Trade Commission ("ITC") against Samsung Electronics Company Ltd., Samsung Electronics America Inc., Samsung Telecommunications America, LLC, LG Electronics Inc., LG Electronics USA Inc., and LG Electronics MobileComm USA, Inc. for infringement of patents related to digital camera technology. Discovery has commenced before the ITC. The Company is seeking a limited exclusion order preventing importation of infringing devices, including certain mobile telephones and wireless communication devices featuring digital cameras.

On February 17, 2009 Samsung Electronics Company Ltd. and Samsung Electronics America Inc. filed a complaint with the ITC against the Company for infringement of certain of their patents alleged to be related to digital camera technology. Samsung is seeking a limited exclusion order preventing importation of devices found to infringe the asserted patents. The Company intends to vigorously defend itself in this matter.

On February 20, 2009 LG Electronics Inc. (Seoul, Korea) filed a complaint with the ITC against the Company for infringement of certain of their patents alleged to be related to digital camera technology. LGE is seeking a limited exclusion order preventing importation of devices found to infringe the asserted patents. The Company intends to vigorously defend itself in this matter.

On November 17, 2008, the Company filed a complaint against Samsung Electronics Company Ltd., Samsung Electronics America Inc., and Samsung Telecommunications America, LLC in Federal District Court in Rochester, New York, for infringement of patents related to digital camera technology. The Company is seeking unspecified damages and other relief.

On November 17, 2008 the Company filed a complaint against LG Electronics Inc., LG Electronics USA Inc., and LG Electronics MobileComm USA, Inc. in Federal District Court in Rochester, New York, for infringement of patents related to digital camera technology. The Company is seeking unspecified damages and other relief.

On February 20, 2009 LG Electronics Inc. (Seoul, Korea) commenced two actions against the Company in Federal District court in the Southern District of California for infringement of certain of their patents alleged to be related to digital camera technology. LGE is seeking unspecified damages and other relief. The Company intends to vigorously defend itself in this matter.

On November 17, 2008, the Company commenced a lawsuit in Landgericht Düsseldorf, Germany against Samsung Electronics GmbH for infringement of a patent related to digital camera technology. The Company is seeking unspecified damages and other relief.

On November 20, 2008, Research in Motion Ltd. and Research in Motion Corp. (collectively "RIM") filed a declaratory judgment action against the Company in Federal District Court in Dallas, Texas. The suit seeks to invalidate certain Company patents related to digital camera technology and software object linking, and seeks a determination that RIM handheld devices do not infringe such patents. On February 17, 2009, the Company filed its answer and counterclaims for infringement of each of these same patents.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation, and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flows in a particular period. The Company routinely assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instructions G (3) of Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders.

			Date First Elected	
Name	Age	Positions Held	an Executive Officer	to Present Office
Robert L. Berman	51	Senior Vice President	2002	2005
Philip J. Faraci	53	President and Chief Operating Officer	2005	2007
Joyce P. Haag	58	General Counsel and Senior Vice President	2005	2005
Mary Jane Hellyar	55	Executive Vice President	2005	2007
James T. Langley	57	Senior Vice President	2003	2003
William J. Lloyd	69	Senior Vice President	2005	2005
Antonio M. Perez	63	Chairman of the Board, Chief Executive Officer	2003	2005
Frank S. Sklarsky	52	Chief Financial Officer and Executive Vice President	2006	2006
Terry R. Taber	54	Vice President	2008	2008
Diane E. Wilfong	47	Chief Accounting Officer and Corporate Controller	2006	2006

Executive officers are elected annually in February.

All of the executive officers have been employed by Kodak in various executive and managerial positions for at least five years, except: Mr. Langley, who joined the Company on August 18, 2003; Mr. Faraci, who joined the Company on December 6, 2004; and Mr. Sklarsky who joined the Company on October 30, 2006.

The executive officers' biographies follow:

Robert L. Berman

Mr. Berman was appointed to his current position in January 2002 and was elected a Vice President of the Company in February 2002. In March 2005, he was elected a Senior Vice President by the Board of Directors. In this capacity, he is responsible for the design and implementation of all human resources strategies, policies and processes throughout the corporation. He is a member of the Eastman Kodak Company Executive Council, and serves on the Company's Senior Executive Diversity and Inclusion Council and Ethics Committee. He works closely with Kodak's CEO, Board of Directors and Executive Compensation and Development Committee on all executive compensation and development processes for the corporation. Prior to this position, Mr. Berman was the Associate Director of Human Resources and the Director and divisional vice president of Human Resources for Global Operations, leading the delivery of strategic and operational human resources services to Kodak's global manufacturing, supply chain and regional operations around the world. He has held a variety of other key human resources positions for Kodak over his 25 year career, including the Director and divisional vice president of Human Resources for the global Consumer Imaging business and the Human Resources Director for Kodak Colorado Division.

Philip J. Faraci

Philip Faraci was named President and Chief Operating Officer, Eastman Kodak Company, in September 2007. As President and COO, Mr. Faraci is responsible for the day-to-day management of Kodak's two major digital businesses: the Consumer Digital Imaging Group ("CDG") and the Graphic Communications Group ("GCG"). Mr. Faraci had been President of CDG and a Senior Vice President of the Company. He joined Kodak as Director, Inkjet Systems Program in December 2004. In February 2005, he was elected a Senior Vice President of the Company. In June 2005, he was also named Director, Corporate Strategy & Business Development.

Prior to Kodak, Mr. Faraci served as Chief Operating Officer of Phogenix Imaging and President and General Manager of Gemplus Corporation's Telecom Business Unit. Prior to these roles, he spent 22 years at Hewlett-Packard, where he served as Vice President and General Manager of the Consumer Business Organization and Senior Vice President and General Manager for the Inkjet Imaging Solutions Group.

Joyce P. Haag

Ms. Haag began her Kodak career in 1981, as a lawyer on the Legal Staff. She was elected Assistant Secretary in December 1991 and elected Corporate Secretary in February 1995. In January 2001, she was appointed to the additional position of Assistant General Counsel. In August 2003, she became Director, Marketing, Antitrust, Trademark and Litigation, Legal Staff and in March 2004, she became General Counsel, Europe, Africa and Middle East Region ("EAMER"). In July 2005, she was promoted to Senior Vice President and General Counsel.

Prior to joining the Kodak Legal Staff, Ms. Haag was an associate with Boylan, Brown, Code, Fowler, Vigdor & Wilson LLP in Rochester, New York.

Mary Jane Hellyar

Mary Jane Hellyar joined Eastman Kodak Company in 1982 as a research scientist in the Kodak Research Laboratories and over the next ten years held a variety of positions within R&D, Film Manufacturing, and chemical process development. Following a one-year program at the Sloan School, she joined Consumer Imaging in the Strategic Planning function in 1994.

In 1995, Ms. Hellyar became director of the Color Product Platform, responsible for development and commercialization of all color films, papers and chemicals.

Effective May 1999, Ms. Hellyar was named general manager, Consumer Film Business, Consumer Imaging and was elected a Corporate Vice President. Subsequently, her responsibilities were expanded to include professional films, photographic paper and chemicals.

In November 2004, Ms. Hellyar was named President, Display and Components Group. In January 2005, the Board of Directors elected her a Senior Vice President.

In September 2005, the Company moved to four vertical businesses. Ms. Hellyar became President, Film & Photofinishing Systems Group, while also continuing responsibility for Kodak's Display business.

In January 2007, Ms. Hellyar's business was renamed the Film Products Group reflecting its three core businesses: Entertainment Imaging, Film Capture, and Aerial and Industrial Markets. In October 2007, the Board of Directors elected Ms. Hellyar an Executive Vice President. In January 2008, the business was renamed Film, Photofinishing and Entertainment Group.

James T. Langley

Mr. Langley, who retired from the Company effective March 15, 2008, was a Senior Vice President of the Company. He joined Kodak as President, Commercial Printing, in August 2003. In September 2003, he was elected a Senior Vice President of the Company. The Commercial Printing Group was renamed Graphic Communications Group in May 2004. In September 2007, the Company created the new position of President, Chief Operating Officer, and, as a result, eliminated the position of President for GCG. Mr. Langley remained a Senior Vice President while completing several special projects until his retirement.

He was vice president of commercial printing at HP from March 2000 to August 2002. Prior to that assignment, Mr. Langley served for three years as vice president of inkjet worldwide office printers, responsible for expanding the presence of HP's inkjet products in new, higher-end markets. From August 1993 to June 1997, Mr. Langley served as the general manager of HP's Vancouver Printer Division.

William J. Lloyd

Mr. Lloyd, who retired from the Company effective December 31, 2008, joined Kodak in June 2003 as director, Portfolio Planning and Analysis. In October 2003, he was named director, Inkjet Systems Program, and was elected Vice President of the Company. In February 2005, he was elected a Senior Vice President. He assumed his most recent position as Chief Technical Officer in March 2005.

Prior to Kodak, Mr. Lloyd was president of the consulting firm, Inwit, Inc. focused on imaging technology. From November 2000 until March 2002, he served as executive vice president and chief technology officer of Gemplus International, the leading provider of Smart Card-based secure solutions for the wireless and financial markets.

In 2000, Mr. Lloyd served as the Co-CEO during the startup phase of Phogenix Imaging, a joint venture between Eastman Kodak and Hewlett-Packard.

Mr. Lloyd has extensive expertise in imaging and printing technologies, stemming from his 31-year career at Hewlett-Packard Company where he was group vice president and CTO for consumer imaging and printing. In his career at HP, Mr. Lloyd held a variety of positions in product development and research both in the U.S. and Japan. During his tenure in Japan (from 1990 until 1993) he directed the establishment of a branch of HP Laboratories.

Prior to joining Hewlett-Packard, he spent 7 years in the aerospace industry, where, among other things, he served as the project manager for the communications antenna on the Apollo Command and Service Module used in the lunar landing program.

Antonio M. Perez

Since joining the Company in April 2003, Kodak's Chairman and Chief Executive Officer, Antonio M. Perez, has led the worldwide transformation of Kodak from a business based on film to one based primarily on digital technologies. In the past four years, Kodak introduced an array of disruptive new digital technologies and products for consumer and commercial applications that generated $6.4B in revenues in 2008. Those include consumer inkjet printers, CMOS sensors for digital cameras and mobile phones, dry labs and kiosks for printing at retail, as well as high-volume digital production presses and digital plates for commercial printing. The result is a new Kodak – a company with 70 percent of revenue coming from digital products, higher gross margin commercial businesses accounting for 60 percent of sales, and a sustainable traditional business model.

Mr. Perez brings to the task his experience from a 25-year career at Hewlett-Packard Company, where he was a corporate vice president and a member of the company's Executive Council. As President of H-P's Consumer Business, Mr. Perez spearheaded the company's efforts to build a business in digital imaging and electronic publishing, generating worldwide revenue of more than $16 billion.

Prior to that assignment, Mr. Perez served as President and CEO of H-P's inkjet imaging business for five years. During that time, the installed base of H-P's inkjet printers grew from 17 million to 100 million worldwide, with revenue totaling more than $10 billion.

After H-P, Mr. Perez was President and CEO of Gemplus International, where he led the effort to take the company public. While at Gemplus, he transformed the company into the leading Smart Card-based solution provider in the fast-growing wireless and financial markets. In the first fiscal year, revenue at Gemplus grew 70 percent, from $700 million to $1.2 billion.

Frank S. Sklarsky

Mr. Sklarsky joined Kodak in October 2006 as Executive Vice President, and became the Chief Financial Officer in November 2006.

Mr. Sklarsky is responsible for worldwide financial operations, including Financial Planning and Analysis, Treasury, Audit, Controllership, Tax, Investor Relations, Aviation, Corporate Mergers and Acquisitions, Worldwide Information Systems and Corporate Purchasing.

Prior to joining Kodak, Mr. Sklarsky was Executive Vice President and Chief Financial Officer of ConAgra Foods Inc., one of North America's leading packaged food companies. At ConAgra, he implemented a new financial organization, significantly strengthened the balance sheet, and played a major role in building credibility with the investment community. He also helped expand profit margins at the $14 billion company.

Prior to joining ConAgra in 2004, Mr. Sklarsky was Vice President, Product Finance, at DaimlerChrysler, a position he held between 2001 and 2004. He returned to DaimlerChrysler to assist with the company's turnaround efforts after spending more than one year as Vice President, Corporate Finance, and Vice President, Finance, of Dell's $5 billion consumer business. He first joined DaimlerChrysler in 1983 and held a series of increasingly responsible finance positions before leaving for Dell in 2000. At the time of his departure for Dell, he was DaimlerChrysler's Vice President, Corporate Financial Activities, and also led the finance functions serving procurement, product quality, cost management and worldwide manufacturing during his tenure. Prior to DaimlerChrysler, Mr. Sklarsky, a certified public accountant, served as a Senior Accountant at Ernst & Young International from 1978 to 1981.

Terry R. Taber

Terry R. Taber joined Kodak in 1980. In January 2009, he became Chief Technical Officer reporting to Kodak Chairman and CEO Antonio M. Perez. The Board of Directors elected him a Corporate Vice President in December 2008.

Mr. Taber was previously the Chief Operating Officer of Kodak's Image Sensor Solutions ("ISS") business, a leading developer of advanced CCD and CMOS sensors serving imaging and industrial markets. Prior to joining ISS in 2007, Mr. Taber held a series of senior positions in Kodak's research and development and product organizations. During his 28 years at Kodak, Mr. Taber has been involved in new materials research, product development and commercialization, manufacturing, and executive positions in R&D and business management.

Mr. Taber's early responsibilities included research on new synthetic materials, an area in which he holds several patents. He then became a program manager for several film products before completing the Sloan Fellows program at the Massachusetts Institute of Technology. He returned from MIT to become the worldwide consumer film business product manager from 1999 to 2002, and then became an Associate Director of R&D from 2002 to 2005, followed by a position as the director of Materials & Media R&D from 2005 to 2007.

Diane E. Wilfong

Ms. Wilfong was elected Corporate Controller and Chief Accounting Officer, Eastman Kodak Company in September 2006. She began her Kodak career in July 1999, as Director – Finance and Vice President, Kodak Professional Division. In late 2000, she was named Assistant to the Chairman and President and Chief Executive Officer, where she served the Chairman's office in an executive capacity until early 2003. At that time, she took an operating line position as General Manager, Graphics and Printing Systems SPG, in the Commercial Imaging Group (now Graphic Communications Group). In mid-2005, Ms. Wilfong was appointed Director, Corporate Audit.

Prior to joining Kodak, Ms. Wilfong was Chief Financial Officer of Corning Asahi Video Products of Corning Incorporated, in Corning, New York. Ms. Wilfong joined Corning in 1990 and held a variety of management positions in its finance organization. She is a certified public accountant and began her career at PricewaterhouseCoopers, where she was an audit manager in the Charlotte, North Carolina office of the firm.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Eastman Kodak Company common stock is traded on the New York Stock Exchange under the symbol "EK." There were 55,759 shareholders of record of common stock as of January 31, 2009.

Market Price Data

	2008		2007	
Price per share:	High	Low	High	Low
1st Quarter	$22.03	$16.31	$27.08	$22.41
2nd Quarter	$19.60	$12.20	$30.20	$22.54
3rd Quarter	$17.71	$12.80	$29.29	$24.71
4th Quarter	$15.68	$5.83	$29.60	$21.42

Dividend Information

It is the Company's practice to make semi-annual dividend payments which, when declared by its Board of Directors, will be paid on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month.

On May 14, and October 14, 2008, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 3, 2008, respectively. These dividends were paid on July 16 and December 12, 2008. Total dividends paid for the year ended December 31, 2008 were $139 million.

On May 9, and October 16, 2007, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 1, 2007. These dividends were paid on July 16, and December 14, 2007. Total dividends paid for the year ended December 31, 2007 were $144 million.

Performance Graph - Shareholder Return

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index by measuring the changes in common stock prices from December 31, 2003, plus reinvested dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Eastman Kodak Company, The S&P 500 Index
And The Dow Jones US Industrial Average Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Eastman Kodak Company
S&P 500
Dow Jones US Industrial Average

	12/03	12/04	12/05	12/06	12/07	12/08
Eastman Kodak Company	100.00	127.90	94.77	106.69	92.13	28.86
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
Dow Jones US Industrial Average	100.00	105.31	107.13	127.53	138.86	94.52

Share Repurchase Program

On June 24, 2008, the Company announced that its Board of Directors authorized a share repurchase program allowing the Company, at management's discretion, to purchase up to $1.0 billion of its common stock. The program will expire at the earlier of December 31, 2009 or when the Company has used all authorized funds for repurchase. For the three months ended December 31, 2008, the Company purchased 5,933,396 shares in open market purchases. Through December 31, 2008, the Company repurchased approximately 20 million shares at an average price of $15.01 per share, for a total cost of $301 million under this program. While the share repurchase authorization remains in effect through the end of 2009, Kodak is not currently repurchasing any of its shares.

The following table shows the share repurchase activity for each of the three months in the quarter ended December 31, 2008:
(in millions, except average price paid per share)

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares That May Yet Be Purchased under the Program
October 1, 2008 to October 31, 2008	5.6	$ 14.00	5.6	$ 702
November 1, 2008 to November 30, 2008	0.3	$ 9.61	0.3	$ 699
December 1, 2008 to December 31, 2008	-		-	$ 699
Total	5.9	$ 13.77	5.9	

ITEM 6. SELECTED FINANCIAL DATA

Refer to Summary of Operating Data on page 103.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Kodak for the three years ended December 31, 2008. All references to Notes relate to Notes to the Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Overview

Kodak is the world's foremost imaging innovator and generates revenue and profits from the sale of products, technology, solutions and services to consumers, businesses and creative professionals. The Company's portfolio is broad, including image capture and output devices, consumables and systems and solutions for consumer, business, and commercial printing applications. Kodak has three reportable business segments, which are more fully described later in this discussion in "Kodak Operating Model and Reporting Structure." The three business segments are: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG") and Graphic Communications Group ("GCG").

During 2008, the Company established the following strategic objectives for the year:

- Cash generation before dividends
- Growth in revenue from the Consumer Digital Imaging Group and the Graphic Communications Group
- Growth in earnings from operations

All of the Company's key operating metrics noted above were negatively impacted in 2008 by a dramatic decline in demand as a result of the global economic slowdown, which accelerated late in the year. The demand for the Company's consumer products is largely discretionary in nature, and sales and earnings of the Company's consumer businesses are linked to the timing of holidays, vacations, and other leisure or gifting seasons. The fourth quarter of 2008 was marked by weak consumer holiday spending, the impacts of which were significant in the Company's digital camera and devices businesses in the CDG segment. In the GCG segment, tightening credit availability, combined with the weak economy, resulted in a reduction of capital spending, negatively impacting equipment sales as well. In addition, the reduction of global print demand had a negative impact on GCG consumables sales, and increased costs for aluminum impacted gross margins. FPEG was also impacted by the weak economy, which accelerated the decline of *Film Capture* and *Traditional Photofinishing* in the fourth quarter, and increased silver and petroleum-based raw material costs impacted gross margins.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of the financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities.

The Company believes that the critical accounting policies and estimates discussed below involve the most complex management judgments due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts. Specific risks associated with these critical accounting policies are discussed throughout this MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to the Notes to Financial Statements.

Revenue Recognition

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions, and intellectual property licensing. The Company recognizes revenue when it is realized or realizable and earned. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, including software and products, the Company allocates to, and recognizes revenue from, the various elements based on their fair value.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals would be recorded.

Incremental direct costs of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Incremental direct costs are defined as costs that vary with and are directly related to the acquisition of a contract, which would not have been incurred but for the acquisition of the contract.

Valuation of Long-Lived Assets, Including Goodwill and Purchased Intangible Assets

The Company reviews the carrying value of its long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company tests goodwill for impairment annually (on September 30), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of the Company's reporting units to their related carrying values (step one). If the fair value of the reporting unit is less than its carrying value, the Company must determine the implied fair value of goodwill associated with that reporting unit (step two). The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment charge that must be recognized. The Company's goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all reporting units to its total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods. Key assumptions used to determine the fair value of each reporting unit as of the Company's fiscal annual testing date (September 30, 2008) were: (a) expected cash flow for the period from 2009 to 2013; and (b) discount rates of 14% to 17.5%, which were based on the Company's best estimates of the after-tax weighted-average cost of capital of each reporting unit. Based upon the results of its September 30, 2008 analysis, no impairment of goodwill was indicated.

As of December 31, 2008, due to the continuing challenging business conditions and the significant decline in its market capitalization during the fourth quarter of 2008, the Company concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 31, 2008 were revised to reflect: (a) significant reductions in future expected cash flows for the period from 2009 to 2013 due to the actual results for the fourth quarter of 2008 and revised forecasts for 2009 and later years; and (b) discount rates of 18.5% to 23.0%, which were based on the Company's best estimates of the after-tax weighted-average cost of capital of each reporting unit, adjusted from September 30, 2008 for our latest assessment of financial risk and the increased risk associated with the Company's future operations. Based on its updated analysis, the Company concluded that there was an impairment of goodwill related to the Graphic Communications Group segment and, thus, recognized a pre-tax non-cash charge of $785 million in the fourth quarter of 2008.

The fair values of reporting units within the Company's CDG and FPEG segments, and one of the two GCG reporting units were greater than their respective carrying values as of December 31, 2008, so no goodwill impairment was recorded for these reporting units. Reasonable changes in the assumptions used to determine these fair values would not have resulted in goodwill impairments in any of these reporting units.

The Company's long-lived assets, other than goodwill and indefinite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When evaluating long-lived assets for impairment, the Company compares the carrying value of an asset group to its estimated undiscounted future cash flows. An impairment is indicated if the estimated future cash flows are less than the carrying value of the asset group. The impairment is the excess of the carrying value over the fair value of the long-lived asset group.

Due to continued operating losses and increased uncertainty of future cash flows because of the economic environment in the fourth quarter of 2008, the Company evaluated the long-lived assets of FPEG's Paper and Output Systems business and GCG's Electrophotographic Solutions business for impairment. No impairment loss was recorded related to either business as a result of this evaluation.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and Financial Accounting Standards Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure.

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. The Company has considered forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If Kodak were to determine that it would not be able to realize a portion of its net deferred tax assets in the future, for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if the Company were to make a determination that it is more likely than not that the deferred tax assets, for which there is currently a valuation allowance, would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

The Company's effective tax rate considers the impact of undistributed earnings of subsidiary companies outside of the U.S. Deferred taxes have not been provided for the potential remittance of such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings. However, from time to time and to the extent that the Company can repatriate overseas earnings on essentially a tax-free basis, the Company's foreign subsidiaries will pay dividends to the U.S. Material changes in the Company's working capital and long-term investment requirements could impact the decisions made by management with respect to the level and source of future remittances and, as a result, the Company's effective tax rate.

The Company operates within multiple taxing jurisdictions worldwide and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate provisions have been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

Pension and Other Postretirement Benefits

Kodak's defined benefit pension and other postretirement benefit costs and obligations are dependent on the Company's key assumptions. These assumptions, which are reviewed at least annually by the Company, include the discount rate, long-term expected rate of return on plan assets ("EROA"), salary growth, healthcare cost trend rate and other economic and demographic factors. Actual results that differ from our assumptions are recorded as unrecognized gains and losses and are amortized to earnings over the estimated future service period of the active participants in the plan or, if almost all of a plan's participants are inactive, the average remaining lifetime expectancy of inactive participants, to the extent such total net unrecognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the calculated value of plan assets. Significant differences in actual experience or significant changes in future assumptions would affect the Company's pension and other postretirement benefit costs and obligations.

The EROA assumption is based on a combination of formal asset and liability studies that include forward-looking return expectations, given the current asset allocation. The EROA, once set, is applied to the calculated value of plan assets in the determination of the expected return component of the Company's pension income or expense.

SFAS No. 87, "Employers' Accounting for Pensions" ("FAS 87") requires that expected return be calculated using either fair value of plan assets or a calculated value of plan assets. Kodak uses a calculated value that recognizes changes in the fair value of assets over a four-year period. At December 31, 2008, the calculated value of the assets of the major U.S. defined benefit pension plan (the Kodak Retirement Income Plan "KRIP") was approximately $6 billion and the fair value was approximately $5 billion. Asset gains and losses that are not yet reflected in the calculated value of plan assets are not included in amortization of unrecognized gains and losses until they are recognized as a part of the calculated value of plan assets.

The Company reviews its EROA assumption annually. To facilitate this review, every three years, or when market conditions change materially, the Company's larger plans will undertake asset allocation or asset and liability modeling studies. In early 2008, an asset and liability modeling study for the KRIP was completed and resulted in a 9.0% EROA assumption, which is the same rate outcome as concluded by the prior study in 2005. During the fourth quarter of 2008, the Kodak Retirement Income Plan Committee ("KRIPCO," the committee that oversees KRIP) reevaluated certain portfolio positions relative to current market conditions and accordingly approved a change to the portfolio to reduce risk associated with the volatility in the financial markets. The Company has assumed an 8.0% EROA for 2009 for the KRIP based on these changes and the resulting asset allocation at December 31, 2008. It is KRIPCO's intention to reassess the current asset allocation and complete a new asset and liability study in early 2009. Certain of the Company's other pension plans also adjusted asset positions during the fourth quarter of 2008. EROA assumptions for 2009 for those plans were similarly based on these changes and the resulting asset allocations as of the end of the year.

Generally, the Company bases the discount rate assumption for its significant plans on high quality corporate bond yields in the respective countries as of the measurement date. Specifically, for its U.S. and Canada plans, the Company determines a discount rate using a cash flow model to incorporate the expected timing of benefit payments and a AA-rated corporate bond yield curve. For the Company's U.S. plans, the Citigroup Above Median Pension Discount Curve is used. For the Company's other non-U.S. plans, the discount rates are determined by comparison to published local high quality bond yields or indices considering estimated plan duration and removing any outlying bonds, as warranted.

The salary growth assumptions are determined based on the Company's long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook and an assessment of the likely long-term trends.

The following table illustrates the sensitivity to a change to certain key assumptions used in the calculation of expense for the year ending December 31, 2009 and the projected benefit obligation ("PBO") at December 31, 2008 for the Company's major U.S. and non-U.S. defined benefit pension plans:

(in millions)	**Impact on 2009 Pre-Tax Pension Expense Increase (Decrease)**		**Impact on PBO December 31, 2008 Increase (Decrease)**	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**
Change in assumption:				
25 basis point decrease in discount rate	$ (2)	$ 4	$ 102	$ 96
25 basis point increase in discount rate	2	(4)	(97)	(91)
25 basis point decrease in EROA	15	7	N/A	N/A
25 basis point increase in EROA	(15)	(7)	N/A	N/A

Total pension income from continuing operations before special termination benefits, curtailments, and settlements for the major funded and unfunded defined benefit pension plans in the U.S. is expected to decrease from $179 million in 2008 to $108 million in 2009, due primarily to lower expected returns on plan assets for 2009. Pension expense from continuing operations before special termination benefits, curtailments and settlements for the major funded and unfunded non-U.S. defined benefit pension plans is projected to decrease from $27 million in 2008 to $5 million in 2009, which is primarily attributable to lower amortization of actuarial losses.

Additionally, due to changes in plan design, the Company expects the expense, before curtailment and settlement gains and losses of its major other postretirement benefit plans to approximate $48 million in 2009 as compared with $104 million for 2008.

Environmental Commitments

Environmental liabilities are accrued based on estimates of known environmental remediation responsibilities. The liabilities include accruals for sites owned or leased by Kodak, sites formerly owned or leased by Kodak, and other third party sites where Kodak was designated as a potentially responsible party ("PRP"). The amounts accrued for such sites are based on these estimates, which are determined using the ASTM Standard E 2137-06, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters." The overall method includes the use of a probabilistic model that forecasts a range of cost estimates for the remediation required at individual sites. The Company's estimate includes equipment and operating costs for investigations, remediation and long-term monitoring of the sites. Such estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. Kodak's estimate of its environmental liabilities may also change if the proposals to regulatory agencies for desired methods and outcomes of remediation are viewed as not acceptable, or additional exposures are identified. The Company has an ongoing monitoring and identification process to assess how activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues that are presently unknown.

Additionally, in many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value.

Recently Issued Accounting Standards

For discussion of the adoption and potential impacts of recently issued accounting standards, refer to the "Recently Issued Accounting Standards" section of Note 1, "Significant Accounting Policies," in the Notes to Financial Statements.

Kodak Operating Model and Reporting Structure

For 2008, the Company had three reportable segments: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG"), and Graphic Communications Group ("GCG"). Within each of the Company's reportable segments are various components, or Strategic Product Groups ("SPGs"). Throughout the remainder of this document, references to the segments' SPGs are indicated in italics. The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment ("CDG"): CDG encompasses digital still and video cameras, digital devices such as picture frames, snapshot printers and related media, kiosks and related media, APEX drylab systems which were introduced in the first quarter of 2008, consumer inkjet printing, Kodak Gallery, and imaging sensors. The APEX drylab system provides an alternative to traditional photofinishing processing at retail locations. CDG also includes the licensing activities related to the Company's intellectual property in digital imaging products.

Film, Photofinishing and Entertainment Group Segment ("FPEG"): FPEG encompasses consumer and professional film, one-time-use cameras, graphic arts film, aerial and industrial film, and entertainment imaging products and services. In addition, this segment also includes paper and output systems, and photofinishing services. This segment provides consumers, professionals, cinematographers, and other entertainment imaging customers with film-related products and services and also provides graphic arts film to the graphics industry.

Graphic Communications Group Segment ("GCG"): GCG serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, analog and digital printing, and document scanning. Products and related services include workflow software and digital controllers; digital printing, which includes commercial inkjet and electrophotographic products, including equipment, consumables and service; prepress consumables; output devices, and document scanners.

All Other: All Other is composed of Kodak's display business and other small, miscellaneous businesses.

Prior period segment results have been revised to conform to the current period segment reporting structure.

Change in Cost Allocation Methodology

Effective January 1, 2008, the Company changed its cost allocation methodologies related to employee benefits and corporate expenses. For the year ended December 31, 2007, this change decreased cost of goods sold by $28 million, increased selling, general, and administrative costs by $14 million, and increased research and development costs by $14 million. For the year ended December 31, 2006, this change decreased cost of goods sold by $37 million, increased selling, general, and administrative costs by $19 million, and increased research and development costs by $18 million.

Prior period segment results have been revised to reflect the changes in cost allocation methodologies outlined above.

The changes in cost allocation methodologies referred to above increased (decreased) segment operating results for the years ended December 31, 2007 and 2006 as follows:

(in millions)	For the Year Ended December 31, 2007	2006
Consumer Digital Imaging Group	$ (32)	$ (54)
Film, Photofinishing and Entertainment Group	28	75
Graphic Communications Group	(23)	(57)
All Other	27	36
Consolidated impact	$ -	$ -

DETAILED RESULTS OF OPERATIONS

Net Sales from Continuing Operations by Reportable Segment and All Other (1)

(in millions)	2008	Change	Foreign Currency Impact	2007	Change	Foreign Currency Impact	2006
Consumer Digital Imaging Group							
Inside the U.S.	$ 1,811	-10%	0%	$ 2,012	+5%	0%	$ 1,910
Outside the U.S.	1,277	+3	+3	1,235	+12	+7	1,103
Total Consumer Digital Imaging Group	3,088	-5	+1	3,247	+8	+3	3,013
Film, Photofinishing and Entertainment Group							
Inside the U.S.	835	-21	0	1,054	-23	0	1,366
Outside the U.S.	2,152	-17	+3	2,578	-11	+4	2,888
Total Film, Photofinishing and Entertainment Group	2,987	-18	+2	3,632	-15	+3	4,254
Graphic Communications Group							
Inside the U.S.	1,036	-12	0	1,178	-4	0	1,231
Outside the U.S.	2,298	+3	+5	2,235	+9	+7	2,056
Total Graphic Communications Group	3,334	-2	+3	3,413	+4	+4	3,287
All Other							
Inside the U.S.	7			10			12
Outside the U.S.	-			(1)			2
Total All Other	7			9			14
Consolidated							
Inside the U.S.	3,689	-13	0	4,254	-6	0	4,519
Outside the U.S.	5,727	-5	+4	6,047	0	+5	6,049
Consolidated Total	$ 9,416	-9%	+2%	$ 10,301	-3%	+3%	$ 10,568

(1) Sales are reported based on the geographic area of destination.

(Loss) Earnings from Continuing Operations Before Interest Expense, Other Income (Charges), Net and Income Taxes by Reportable Segment and All Other

(in millions)	For the Year Ended December 31, 2008	Change	2007	Change	2006
Consumer Digital Imaging Group	$ (177)	-941%	$ (17)	+92%	$ (206)
Film, Photofinishing and Entertainment Group	196	-30	281	-12	319
Graphic Communications Group	31	-70	104	+49	70
All Other	(17)	+32	(25)	-14	(22)
Total of segments	33	-90	343	+113	161
Restructuring costs, rationalization and other	(149)		(662)		(698)
Postemployment benefit changes	94		-		-
Other operating (expenses) income, net	(766)		96		59
Adjustments to contingencies and legal reserves/settlements	(33)		(7)		2
Interest expense	(108)		(113)		(172)
Other income (charges), net	55		87		65
Loss from continuing operations before income taxes	$ (874)	-241%	$ (256)	+56%	$ (583)

2008 COMPARED WITH 2007

Results of Operations – Continuing Operations
Consolidated

(in millions, except per share data)	For the Year Ended December 31,					
	2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Net sales	$ 9,416		$ 10,301		$ (885)	-9%
Cost of goods sold	7,247		7,757		(510)	-7%
Gross profit	2,169	23.0%	2,544	24.7%	(375)	-15%
Selling, general and administrative expenses	1,583	17%	1,778	17%	(195)	-11%
Research and development costs	501	5%	549	5%	(48)	-9%
Restructuring costs, rationalization and other	140		543		(403)	-74%
Other operating expenses (income), net	766		(96)		862	-898%
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(821)	-9%	(230)	-2%	(591)	-257%
Interest expense	108		113		(5)	-4%
Other income (charges), net	55		87		(32)	-37%
Loss from continuing operations before income taxes	(874)		(256)		(618)	-241%
Benefit for income taxes	(147)		(51)		(96)	188%
Loss from continuing operations	(727)	-8%	(205)	-2%	(522)	-255%
Earnings from discontinued operations, net of income taxes	285		881		(596)	-68%
NET (LOSS) EARNINGS	$ (442)		$ 676		$ (1,118)	-165%

	For the Year Ended December 31,		Change vs. 2007			
	2008 Amount	Change vs. 2007	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 9,416	-8.6%	-4.4%	-6.4%	2.2%	n/a
Gross profit margin	23.0%	-1.7pp	n/a	-5.5pp	0.2pp	3.6pp

As noted earlier in this MD&A, the Company's results of operations were severely affected by the economic downturn that accelerated in late 2008. The normal seasonality of the Company, which is heavily skewed to the second half of the year, further magnified the effects of the economic downturn on its results. The last four months of 2008 saw the global retail markets collapse, which affected the Company's various consumer businesses, combined with a rapid decline in global print demand which affected its GCG businesses. In response, the Company has outlined actions to focus business investments in certain areas that are core to the Company's strategy, while also maintaining an intense focus on cash generation and conservation in 2009.

Worldwide Revenues
For the year ended December 31, 2008, net sales decreased by 9% compared with 2007 due primarily to the significant economic deterioration in the fourth quarter in which the Company's revenues were 24% lower than in the prior year quarter. The impact of the downturn was particularly severe to the Company because of the normal seasonality of its sales, which are typically highest in the last four months of the year. For the full year, the downturn led to unfavorable price/mix across all segments and accelerated volume declines in *Film Capture* and *Traditional Photofinishing* within FPEG. These declines were partially offset by volume increases in CDG, and *Document Imaging* within GCG, and favorable foreign exchange across all segments. Within CDG, *Digital Capture and Devices* and *Consumer Inkjet Systems* experienced significant increases in volume in 2008, primarily related to new product introductions in 2007 and throughout 2008.

Gross Profit
Gross profit declined in 2008 in both dollars and as a percentage of sales, due largely to the broad deterioration late in the year in sales volume, as well as unfavorable price/mix across all segments, partially offset by reductions in manufacturing and other costs within CDG, and favorable foreign exchange. The improvements in manufacturing and other costs were driven by manufacturing efficiencies within CDG, the benefit of lower depreciation expense as a result of the change in useful lives executed during the first quarter of 2008 that benefited FPEG, lower benefit costs (including other postemployment benefits), and lower restructuring-related charges, partially offset by increased silver, aluminum, paper, and petroleum-based raw material and other costs.

Included in gross profit was a non-recurring amendment of an intellectual property licensing agreement and a new non-recurring intellectual property licensing agreement within *Digital Capture and Devices*. These licensing agreements contributed approximately 2.4% of consolidated revenue to consolidated gross profit dollars in 2008, as compared with 2.3% of consolidated revenue to consolidated gross profit dollars for non-recurring agreements in the prior year.

In the first quarter of 2008, the Company performed an updated analysis of expected industry-wide declines in the traditional film and paper businesses and its useful lives on related assets. This analysis indicated that the assets will continue to be used in these businesses for a longer period than previously anticipated. As a result, the Company revised the useful lives of certain existing production machinery and equipment, and manufacturing-related buildings effective January 1, 2008. These assets, which were previously set to fully depreciate by mid-2010, are now being depreciated with estimated useful lives ending from 2011 to 2015. The change in useful lives reflects the Company's estimate of future periods to be benefited from the use of the property, plant, and equipment. As a result of these changes, for full year 2008 the Company reduced depreciation expense by approximately $107 million, of which approximately $95 million benefited loss from continuing operations before income taxes. The net impact of the change in estimate to loss from continuing operations for the year ended December 31, 2008 was a reduced loss of $93 million, or $.33 on a fully-diluted loss per share basis.

Selling, General and Administrative Expenses
The year-over-year decrease in consolidated selling, general and administrative expenses ("SG&A") was primarily attributable to company-wide cost reduction actions, and lower benefit costs (including other postemployment benefits – see below), partially offset by unfavorable foreign exchange, a contingency accrual related to employment litigation matters of approximately $20 million, and costs associated with the Company's participation in the drupa tradeshow in the second quarter of 2008.

Research and Development Costs
The decrease in consolidated research and development costs ("R&D") compared with prior year was primarily attributable to company-wide cost reduction actions and significantly reduced spending in 2008 within CDG due to the introduction of consumer inkjet printers in 2007. These decreases in R&D spending were partially offset by investments in new workflow products in *Enterprise Solutions* and stream technology within *Digital Printing Solutions,* and R&D related acquisitions made in the second quarter of 2008, both within GCG.

Postemployment Benefit Plan Changes
In the third quarter of 2008, the Company amended certain of its U.S. postemployment benefits effective as of January 1, 2009. As a result of these plan changes, curtailment and other gains of $94 million were recognized in the third quarter of 2008. The gains are reflected in the Consolidated Statement of Operations as follows: $48 million in cost of goods sold, $27 million in SG&A, and $19 million in R&D. The impact of these gains is not reflected in segment results. Refer to Note 18, "Other Postretirement Benefits" and Note 23, "Segment Information."

Restructuring Costs, Rationalization and Other
These costs, as well as the restructuring and rationalization-related costs reported in cost of goods sold, are discussed under the "Restructuring Costs, Rationalization And Other" section.

Other Operating Expenses (Income), Net

The Other operating expenses (income), net category includes gains and losses on sales of capital assets and businesses, and goodwill and other long-lived asset impairment charges. The year-over-year change in Other operating expenses (income), net was largely driven by the goodwill impairment charge of $785 million in 2008, as compared with significant one-time gains on sales of capital assets and businesses recognized in 2007. Refer to Note 5, "Goodwill and Other Intangible Assets," for more information on the 2008 charge.

Other Income (Charges), Net

The Other income (charges), net category includes interest income, income and losses from equity investments, and foreign exchange gains and losses. The decrease in Other income (charges), net was primarily attributable to a decrease in interest income due to lower interest rates and lower cash balances in 2008 as compared with 2007.

Income Tax Benefit

(dollars in millions)	**For the Year Ended December 31,**	
	2008	**2007**
Loss from continuing operations before income taxes	($874)	($256)
Benefit for income taxes	($147)	($51)
Effective tax rate	16.8%	19.9%

The change in the Company's effective tax rate from continuing operations is primarily attributable to: (1) a $270 million benefit recognized during the second quarter of 2008 for interest earned on a refund received from the U.S. Internal Revenue Service, (2) losses generated within the U.S. and in certain jurisdictions outside the U.S. in 2008 that were not benefited due to the impact of valuation allowances, (3) a tax benefit recorded in continuing operations in 2007 for losses in certain jurisdictions due to the recognition of an offsetting tax expense on the pre-tax gain in discontinued operations, (4) the release or establishment of valuation allowances in certain jurisdictions outside the U.S., which are evaluated separately by jurisdiction and dependent on its specific circumstances, (5) the mix of earnings from operations in certain lower-taxed jurisdictions outside the U.S., (6) adjustments for uncertain tax positions and tax audits, and (7) a pre-tax goodwill impairment charge of $785 million that resulted in a tax benefit of only $4 million due to a full valuation allowance in the U.S. and the limited amount of tax deductible goodwill that existed as of December 31, 2008.

Consumer Digital Imaging Group

(dollars in millions)	For the Year Ended December 31,					
	2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 3,088		$ 3,247		$ (159)	-5%
Cost of goods sold	2,495		2,419		76	-3%
Gross profit	593	19.2%	828	25.5%	(235)	-28%
Selling, general and administrative expenses	555	18%	595	18%	(40)	-7%
Research and development costs	215	7%	250	8%	(35)	-14%
Loss from continuing operations before interest expense, other income (charges), net and income taxes	$ (177)	-6%	$ (17)	-1%	$ (160)	941%

	For the Year Ended December 31,		Change vs. 2007			
	2008 Amount	Change vs. 2007	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 3,088	-4.9%	8.6%	-14.6%	1.1%	n/a
Gross profit margin	19.2%	-6.3pp	n/a	-13.4pp	0.7pp	6.4pp

Worldwide Revenues

Net sales for CDG decreased 5% in 2008 primarily as a result of the sharp decline in global consumer demand experienced in the fourth quarter of 2008. The economic downturn negatively impacted all industries that rely on consumer discretionary spending. CDG net sales in the fourth quarter declined from 42% of CDG's full-year revenue for 2007 to only 31% of full-year revenue for 2008. Volume increases in 2008 attributable to products introduced in 2007 and throughout 2008 were more than offset by unfavorable price/mix, as reduced demand resulted in downward price pressure and a shift in consumer demand to lower-priced products. However, Kodak continued to maintain or increase its market share position in key product categories in which it participates.

Net sales for CDG decreased primarily due to unfavorable price/mix in *Digital Capture and Devices,* partially offset by volume growth in *Consumer Inkjet* and *Digital Capture and Devices*, and favorable foreign exchange across all SPGs.

Net worldwide sales of *Digital Capture and Devices*, which includes consumer digital still and video cameras, digital picture frames, accessories, memory products, snapshot printers and related media, and intellectual property royalties, decreased 7% in the year ended December 31, 2008 as compared with the prior year. This decrease primarily reflects unfavorable price/mix for digital cameras and digital picture frames, volume declines in snapshot printing, and lower intellectual property royalties (see gross profit discussion below), partially offset by increased volumes for digital cameras and digital picture frames as well as favorable foreign exchange. Digital picture frames were introduced at the end of the first quarter of 2007.

Net worldwide sales of *Consumer Inkjet Systems*, which includes inkjet printers and related consumables, increased in the year ended December 31, 2008, primarily reflecting volume improvements due to the launch of the product line at the end of the first quarter of 2007 and the introduction of the second generation of printers in the first quarter of 2008, partially offset by unfavorable price/mix. Sell-through of inkjet printers for the full year more than doubled compared with the prior year, resulting in an estimated installed base of more than 1 million printers as of December 31, 2008.

Net worldwide sales of *Retail Systems Solutions,* which includes kiosks and related media and APEX drylab systems, increased 1% in the year ended December 31, 2008 as compared with the prior year, reflecting higher equipment and media volumes as well as favorable foreign exchange, partially offset by unfavorable price/mix.

Gross Profit
The decrease in gross profit dollars and margin for CDG was primarily attributable to unfavorable price/mix within *Digital Capture and Devices* and lower intellectual property royalties, partially offset by reduced manufacturing and other costs primarily in consumer inkjet printers, digital cameras and digital frames, as well as favorable foreign exchange.

Included in gross profit was a non-recurring amendment of an intellectual property licensing agreement with an existing licensee and a new non-recurring intellectual licensing agreement. The impact of these agreements contributed approximately 7.4% of segment revenue to segment gross profit dollars in the current year, as compared with 7.3% of segment revenue to segment gross profit dollars for non-recurring agreements in the prior year. The new agreement also provides the Company with an opportunity for continued collaboration with the licensee.

The results also included approximately $126 million related to intellectual property licensing arrangements under which the Company's continuing obligations were fulfilled as of December 31, 2008. The Company expects to secure other new licensing agreements, the timing and amounts of which are difficult to predict. These types of arrangements provide the Company with a return on portions of historical R&D investments, and new licensing opportunities are expected to have a continuing impact on the results of operations.

Selling, General and Administrative Expenses
The decrease in SG&A expenses for CDG was primarily driven by ongoing efforts to achieve target cost models and lower benefit costs (including other postemployment benefits), partially offset by unfavorable foreign exchange.

Research and Development Costs
The decrease in R&D costs for CDG was primarily attributable to reduced spending in 2008 as compared with the prior year due to the introduction of consumer inkjet printers in 2007, as well as cost reduction actions taken throughout the segment in 2008.

Film, Photofinishing And Entertainment Group

(dollars in millions)	For the Year Ended December 31,					
	2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 2,987		$ 3,632		$ (645)	-18%
Cost of goods sold	2,335		2,771		(436)	-16%
Gross profit	652	21.8%	861	23.7%	(209)	-24%
Selling, general and administrative expenses	404	14%	520	14%	(116)	-22%
Research and development costs	52	2%	60	2%	(8)	-13%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 196	7%	$ 281	8%	$ (85)	-30%

	For the Year Ended December 31,		Change vs. 2007			
	2008 Amount	Change vs. 2007	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,987	-17.8%	-18.6%	-1.3%	2.1%	n/a
Gross profit margin	21.8%	-1.9pp	n/a	-2.1pp	0.3pp	-0.1pp

Worldwide Revenues
Net sales for FPEG decreased 18% primarily due to *Film Capture* and *Traditional Photofinishing,* reflecting continuing volume declines in the consumer film industry and reduced demand due to the global economic slowdown that began in the latter part of 2008, partially offset by favorable foreign exchange. Net worldwide sales of *Film Capture* and *Traditional Photofinishing* decreased 40% and 19%, respectively, in 2008 as compared with 2007.

Net worldwide sales for *Entertainment Imaging* decreased 5% compared with the prior year, driven by volume declines primarily reflecting the effects of the writers' strike in the first quarter of 2008, and reduced demand in the second half of 2008 from the delay in creation of feature films resulting from uncertainty surrounding industry labor contract issues, as well as the weak economy. This decrease was partially offset by favorable foreign exchange.

Gross Profit
The decrease in FPEG gross profit dollars is primarily a result of declines in sales volume within *Film Capture* as described above, unfavorable price/mix across all SPGs, partially offset by favorable foreign exchange.

The decrease in FPEG gross profit margin was primarily driven by unfavorable price/mix across all SPGs. In addition, increased manufacturing and other costs in *Film Capture* were driven by higher costs of silver, paper, and petroleum-based raw material and other costs. These cost increases were largely offset by lower benefit costs (including other postemployment benefits) and the benefit of lower depreciation expense as a result of the change in useful lives executed during the first quarter of this year.

Selling, General and Administrative Expenses
The decline in SG&A expenses for FPEG was attributable to lower benefit costs (including other postemployment benefits) and ongoing efforts to achieve target cost models, partially offset by unfavorable foreign exchange.

Graphic Communications Group

(dollars in millions)	For the Year Ended December 31,					
	2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 3,334		$ 3,413		$ (79)	-2%
Cost of goods sold	2,445		2,438		7	0%
Gross profit	889	26.7%	975	28.6%	(86)	-9%
Selling, general and administrative expenses	627	19%	657	19%	(30)	-5%
Research and development costs	231	7%	214	6%	17	8%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 31	1%	$ 104	3%	$ (73)	-70%

	For the Year Ended December 31,		Change vs. 2007			
	2008 Amount	Change vs. 2007	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 3,334	-2.3%	-1.6%	-4.1%	3.4%	n/a
Gross profit margin	26.7%	-1.9pp	n/a	-1.1pp	-0.6pp	-0.2pp

Worldwide Revenues
GCG net sales decreased 2% as compared with the prior year, driven by unfavorable price/mix and volume declines, partially offset by favorable foreign exchange. Recent global financial market disruptions affected equipment placements across most product lines, and tightening credit availability resulted in deferrals of some orders taken earlier this year at the drupa tradeshow. In addition, the decline in global print demand translated into decreased sales of consumables, especially in the second half of 2008.

Net worldwide sales of *Prepress Solutions* decreased 2% compared with 2007, driven primarily by volume declines in analog plates and output devices, partially offset by volume growth in digital plates and favorable foreign exchange. The decline in global print demand accelerated the volume decline for analog plates and negatively impacted the volume growth rate for digital plates. Despite the effects of the economic downturn, digital plates experienced volume growth in the high single digits during 2008.

Net worldwide sales of *Digital Printing Solutions* decreased 6% compared with the prior year. Unfavorable price/mix and declines in volume were partially offset by favorable foreign exchange for all products. Volume declines were largely attributable to black-and-white electrophotographic equipment and consumables due to overall market declines, as certain customers convert to solutions that offer color options. Color electrophotographic equipment and consumables volumes increased, driven by new product line introductions and enhancements. Page volume growth of 12% in the color electrophotographic space was a key contributor to the growth of color consumable sales volumes. Unfavorable inkjet equipment volume and price/mix were partially offset by favorable volume and price/mix in inkjet consumables. General price erosion, declines in legacy product sales, and a mix shift toward units requiring lower levels of capital investment were contributors to this performance.

Net worldwide sales of *Document Imaging* decreased 2% compared with the prior year. Unfavorable price/mix was partially offset by volume growth and favorable foreign exchange. While volume grew in both the Production Scanner and Distributed Scanner categories, a shift toward low-page volume units in both categories drove unfavorable price/mix.

Net worldwide sales of *Enterprise Solutions* decreased 1% as compared with the prior year. Unfavorable price/mix and volume declines were partially offset by favorable foreign exchange and acquisitions made during the second quarter of 2008.

Gross Profit
The decline in gross profit dollars and margin was primarily driven by *Prepress Solutions* and *Digital Printing Solutions*. Increased manufacturing costs related to aluminum and petroleum-based raw materials, as well as higher distribution expense and volume declines, drove the decrease in the *Prepress Solutions* gross profit dollars and margin. For *Digital Printing Solutions*, higher costs of newly introduced digital printers, price erosion and adverse mix were partially offset by manufacturing cost productivity.

Selling, General and Administrative Expenses
The decrease in SG&A expenses for GCG primarily reflects lower benefit costs (including other postemployment benefits) and ongoing efforts to achieve target cost models, partially offset by increased costs associated with the Company's participation in the drupa tradeshow in the second quarter of 2008, go-to-market investments, and unfavorable foreign exchange.

Research and Development Costs
The increase in R&D costs for GCG was primarily driven by investments in new workflow products in *Enterprise Solutions,* R&D related to acquisitions made in the second quarter of 2008, increased investments for stream technology within *Digital Printing Solutions*, and unfavorable foreign exchange. These increases were partially offset by ongoing efforts to achieve target cost models.

Results of Operations – Discontinued Operations

Total Company earnings from discontinued operations for the year ended December 31, 2008 and 2007 of $285 million and $881 million, respectively, include a benefit for income taxes of $288 million and a provision for income taxes of $262 million, respectively.

Earnings from discontinued operations in 2008 were primarily driven by a tax refund that the Company received from the U.S. Internal Revenue Service. The refund was related to the audit of certain claims filed for tax years 1993-1998. A portion of the refund related to past federal income taxes paid in relation to the 1994 sale of a subsidiary, Sterling Winthrop Inc., which was reported in discontinued operations. Refer to Note 15, "Income Taxes," for further discussion of the tax refund.

Earnings from discontinued operations in 2007 were primarily driven by the $986 million pre-tax gain on the sale of the Health Group segment on April 30, 2007, and the $123 million pre-tax gain on the sale of Hermes Precisa Pty. Ltd. ("HPA") on November 2, 2007. Also included in discontinued operations in 2007 are the results of operations of the Health Group segment and HPA through their respective dates of sale.

For a detailed discussion of the components of discontinued operations, refer to Note 22, "Discontinued Operations," in the Notes to Financial Statements.

Net (Loss) Earnings

The Company's consolidated net loss for 2008 was $442 million, or a loss of $1.57 per basic and diluted share, as compared with net earnings for 2007 of $676 million, or earnings of $2.35 per basic and diluted share, representing a decrease of $1,118 million or 165%. This decrease is attributable to the reasons outlined above.

2007 COMPARED WITH 2006

Results of Operations - Continuing Operations
Consolidated

(in millions, except per share data)	For the Year Ended December 31,					
	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Net sales	$10,301		$10,568		$ (267)	-3%
Cost of goods sold	7,757		8,122		(365)	-4%
Gross profit	2,544	24.7%	2,446	23.1%	98	4%
Selling, general and administrative expenses	1,778	17%	1,969	19%	(191)	-10%
Research and development costs	549	5%	596	6%	(47)	-8%
Restructuring costs and other	543		416		127	31%
Other operating expenses (income), net	(96)		(59)		(37)	63%
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(230)	-2%	(476)	-5%	246	52%
Interest expense	113		172		(59)	-34%
Other income (charges), net	87		65		22	34%
Loss from continuing operations before income taxes	(256)		(583)		327	56%
(Benefit) provision for income taxes	(51)		221		(272)	123%
Loss from continuing operations	(205)	-2%	(804)	-8%	599	75%
Earnings from discontinued operations, net of income taxes	881		203		678	334%
NET EARNINGS (LOSS)	$ 676		$ (601)		$ 1,277	212%

	For the Year Ended December 31,		Change vs. 2006			
	2007 Amount	Change vs. 2006	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 10,301	-2.5%	-2.2%	-3.4%	3.1%	n/a
Gross profit margin	24.7%	1.6pp	n/a	-4.2pp	1.4pp	4.4pp

Worldwide Revenues

For the year ended December 31, 2007, net sales decreased by 3% compared with 2006, primarily as a result of unfavorable price/mix across all segments and significant industry-related volume declines, driven largely by *Film Capture* and *Traditional Photofinishing* within FPEG. These declines were partially offset by significant volume growth in *Digital Capture* within CDG, volume growth within GCG, favorable foreign exchange across all segments, and increases in intellectual property royalties.

Gross Profit

Gross profit improved in the year ended December 31, 2007 in both dollars and as a percentage of sales, due largely to reduced manufacturing and other costs as a result of a number of factors, as well as increased intellectual property royalties within CDG. In addition, foreign exchange was a positive contributor to gross profit as a result of the weak U.S. dollar's net impact on revenues and costs. The decreases in manufacturing and other costs were due to a combination of the impact of the Company's cost reduction initiatives, strategic manufacturing and supply chain initiatives within CDG, lower restructuring-related charges, and lower depreciation expense, partially offset by increased silver and aluminum costs. The unfavorable price/mix was driven by product portfolio shifts in *Digital Capture and Devices* within CDG, and across the businesses within FPEG.

Included in gross profit for 2007 were a non-recurring extension and amendment of an existing license arrangement and new non-recurring license arrangements. The impact of these licensing arrangements contributed approximately 2.3% of revenue to consolidated gross profit dollars in 2007, as compared with 1.7% of revenue to consolidated gross profit dollars for similar arrangements in 2006. These types of arrangements provide the Company with a return on portions of historical R&D investments and similar opportunities are expected to have a continuing impact on the results of operations.

Selling, General and Administrative Expenses

The year-over-year decrease in consolidated SG&A in dollars and as a percent of sales was primarily attributable to significant Company-wide cost reduction actions, partially offset by increased advertising costs related to *Consumer Inkjet Systems* and the impacts of foreign exchange.

Research and Development Costs

The decrease in R&D costs was primarily driven by the continuing realignment of resources, as well as the timing of development of new products.

Restructuring Costs, Rationalization and Other

The most significant charge within restructuring costs was a $238 million impairment charge related to the sale of the Company's Xiamen, China facility in the second quarter. These costs, as well as the restructuring-related costs reported in cost of goods sold, are discussed in further detail under the "Restructuring Costs, Rationalization And Other" section.

Other Operating (Income) Expenses, Net

The Other operating (income) expenses, net category includes gains and losses on sales of capital assets and certain asset impairment charges. The year-over-year increase in Other operating (income) expenses, net was largely driven by gains on sales of capital assets and businesses in 2007 of $158 million, partially offset by asset impairments including the impairment of an intangible asset of $46 million in connection with the Company's plan to dispose of its stake in Lucky Film Co. Ltd.

Interest Expense

Lower Interest expense was primarily due to lower debt levels resulting from the full payoff of the Company's Secured Term Debt in the second quarter of 2007, partially offset by higher interest rates in 2007 as compared with 2006.

Other Income (Charges), Net

The Other income (charges), net category includes interest income, income and losses from equity investments, and foreign exchange gains and losses. The increase in Other income (charges), net in 2007 as compared with 2006 was primarily attributable to increased interest income due to higher cash balances resulting from the proceeds on the sale of the Health Group (See Note 22, "Discontinued Operations" in the Notes to Financial Statements) and higher interest rates. This increase was partially offset by an impairment of an equity method investment.

Income Tax (Benefit) Provision

(dollars in millions)	For the Year Ended December 31, 2007	2006
Loss from continuing operations before income taxes	($256)	($583)
(Benefit) provision for income taxes	($51)	$221
Effective tax rate	19.9%	(37.9)%

The change in the Company's annual effective tax rate from continuing operations was primarily attributable to the ability to recognize a tax benefit in continuing operations associated with the realization of current year losses in certain jurisdictions where it has historically had a valuation allowance. This was due to the recognition of the pre-tax gain in discontinued operations and due to the favorable outcome of income tax audits in various jurisdictions around the world.

During the fourth quarter of 2007, based on the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, the Company recorded a benefit associated with the release of valuation allowances in certain jurisdictions outside the U.S.

During 2007, the Company reached a settlement with the Internal Revenue Service covering tax years 1999-2000. As a result, the Company recognized a tax benefit from continuing operations in the U.S. of $17 million, including interest. Also during 2007, the Company reached a settlement with the taxing authorities in two locations outside of the U.S. resulting in a tax benefit of $76 million.

During the second quarter of 2007, the Company identified a deferred tax asset in a recently acquired non-U.S. subsidiary that was overstated at the date of acquisition. Therefore, the Company recorded an increase in the value of goodwill of $24 million in the second quarter of 2007 to appropriately reflect the proper goodwill balance. The Company also recorded a valuation allowance of $20 million, which should have been recorded in 2006, in order to properly reflect the value of the net deferred tax asset. This amount is included in the $51 million tax benefit for the year ended December 31, 2007. The Company has determined that this correction is not material to 2007 or to any prior period financial statement amounts.

Consumer Digital Imaging Group

(dollars in millions)	For the Year Ended December 31,					
	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Total net sales	$3,247		$ 3,013		$ 234	8%
Cost of goods sold	2,419		2,373		46	2%
Gross profit	828	25.5%	640	21.2%	188	29%
Selling, general and administrative expenses	595	18%	556	18%	39	7%
Research and development costs	250	8%	290	10%	(40)	-14%
Loss from continuing operations before interest expense, other income (charges), net and income taxes	$ (17)	-1%	$ (206)	-7%	$ 189	92%

	For the Year Ended December 31,		Change vs. 2006			
	2007 Amount	Change vs. 2006	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 3,247	7.8%	12.2%	-7.0%	2.6%	n/a
Gross profit margin	25.5%	4.3pp	n/a	-6.8pp	1.7pp	9.4pp

Worldwide Revenues

Net sales for CDG increased 8% due to increases in intellectual property royalties, new digital picture frames, and the introductory launch of inkjet printers, partially offset by snapshot printing within *Digital Capture and Devices*. The unfavorable price/mix was primarily driven by digital camera product portfolio shifts within *Digital Capture and Devices* and by price declines in *Retail Systems Solutions*.

Net worldwide sales of *Digital Capture and Devices*, which includes consumer digital cameras, digital picture frames, accessories, memory products, snapshot printers and related media, and intellectual property royalties, increased 7% in the year ended December 31, 2007 as compared with the prior year, primarily reflecting higher digital camera volumes, increased intellectual property royalties, sales of new digital picture frames, and favorable foreign exchange, partially offset by unfavorable price/mix and lower snapshot printing volumes.

Net worldwide sales of *Retail Systems Solutions*, which includes kiosks and related media, increased modestly in the year ended December 31, 2007 as compared with the prior year, reflecting volume growth and favorable foreign exchange, partially offset by unfavorable price/mix.

The first quarter 2007 launch of *Consumer Inkjet Systems* contributed to volume improvements in CDG.

Gross Profit

The increase in gross profit dollars and margin for CDG was primarily attributable to reductions in cost, increases in intellectual property royalties, and favorable foreign exchange. The reductions in manufacturing and other costs were primarily driven by strategic manufacturing and supply chain initiatives to improve margins in *Digital Capture and Devices*. In addition, cost reductions were driven by the benefits of previous restructuring activities and lower depreciation expense, partially offset by costs associated with the scaling of manufacturing and new product introduction activities in the *Consumer Inkjet Systems* business. The gross profit margin improvement was partially offset by unfavorable price/mix in *Digital Capture and Devices* products.

Included in gross profit was the impact of a non-recurring extension and amendment of an existing license arrangement and new non-recurring license arrangements during the current year. The impact of these licensing arrangements contributed approximately 7.3% of revenue to segment gross profit dollars in 2007, as compared with 6.0% of revenue to segment gross profit dollars for similar arrangements in 2006. These types of arrangements provide the Company with a return on portions of historical R&D investments and similar opportunities are expected to have a continuing impact on the results of operations.

Selling, General and Administrative Expenses

The increase in SG&A expenses for CDG was primarily driven by increased advertising expenses associated with *Consumer Inkjet Systems*, partially offset by ongoing efforts to achieve target cost models and improved go-to-market structure.

Research and Development Costs

The decrease in R&D costs for CDG was largely attributable to spending incurred in 2006 related to the development of *Consumer Inkjet Systems*, which were introduced in the first quarter of 2007. The decrease was also impacted by cost reduction actions.

Film, Photofinishing And Entertainment Group

(dollars in millions)	For the Year Ended December 31,					
	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 3,632		$ 4,254		$ (622)	-15%
Cost of goods sold	2,771		3,203		(432)	-13%
Gross profit	861	23.7%	1,051	24.7%	(190)	-18%
Selling, general and administrative expenses	520	14%	656	15%	(136)	-21%
Research and development costs	60	2%	76	2%	(16)	-21%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 281	8%	$ 319	7%	$ (38)	-12%

	For the Year Ended December 31,		Change vs. 2006			
	2007 Amount	Change vs. 2006	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 3,632	-14.6%	-15.1%	-2.1%	2.6%	n/a
Gross profit margin	23.7%	-1.0pp	n/a	-3.0pp	1.6pp	0.4pp

Worldwide Revenues

Net sales for FPEG decreased 15% primarily due to *Film Capture* and *Traditional Photofinishing,* primarily reflecting continuing declines in the consumer film industry, partially offset by favorable foreign exchange. Net worldwide sales of *Film Capture* and *Traditional Photofinishing* decreased 30% and 19%, respectively, in the year ended December 31, 2007 as compared with 2006. Net worldwide sales for *Entertainment Imaging* were flat as compared with 2006.

Gross Profit

The decrease in FPEG gross profit dollars was primarily a result of lower volumes in *Film Capture*, unfavorable price/mix associated with new and renewed film agreements, partially offset by favorable foreign exchange and reduced manufacturing and other costs. The reduced manufacturing and other costs were driven by the manufacturing footprint reduction and other cost reduction initiatives, partially offset by higher silver costs. FPEG gross profit margin decreased only 1%.

Selling, General and Administrative Expenses

The decline in SG&A expenses for FPEG in dollars and as a percent of sales was attributable to ongoing efforts to achieve target cost models and shifting to a distributor model in regions with lower sales volumes.

Graphic Communications Group

(dollars in millions)	For the Year Ended December 31,					
	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Total net sales	$3,413		$ 3,287		$ 126	4%
Cost of goods sold	2,438		2,261		177	8%
Gross profit	975	28.6%	1,026	31.2%	(51)	-5%
Selling, general and administrative expenses	657	19%	747	23%	(90)	-12%
Research and development costs	214	6%	209	6%	5	2%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 104	3%	$ 70	2%	$ 34	49%

	For the Year Ended December 31,		Change vs. 2006				
	2007 Amount	Change vs. 2006	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs	Acquisition
Total net sales	$ 3,413	3.8%	1.5%	-1.8%	4.1%	n/a	22.6%
Gross profit margin	28.6%	-2.6pp	n/a	-1.7pp	0.7pp	-1.6pp	0.5pp

Worldwide Revenues
Total revenue growth of 4% for GCG was driven by favorable foreign exchange and volume increases within *Digital Printing Solutions* and *Enterprise Solutions*. Partially offsetting this growth was unfavorable price/mix across all SPGs.

Net worldwide sales of *Prepress Solutions* increased 3%, primarily driven by increased sales of digital plates and favorable foreign exchange, partially offset by declines in sales of analog plates and output devices. Unfavorable price/mix also negatively impacted net worldwide sales.

Net worldwide sales of *Digital Printing Solutions* increased 5%, primarily driven by favorable foreign exchange and volume growth in color electrophotographic solutions and inkjet printing solutions, partially offset by volume and price/mix declines in black-and-white electrophotographic solutions.

Net worldwide sales of *Document Imaging* were flat in 2007 compared with the prior year. Unfavorable volume and price/mix were offset by favorable foreign exchange.

Net worldwide sales of *Enterprise Solutions* increased 10%, primarily driven by the introduction of web-enabled solutions software, volume growth in the workflow software and favorable foreign exchange, partially offset by unfavorable price/mix.

Gross Profit
The decrease in gross profit margin in 2007 compared with the prior year was primarily driven by increased manufacturing costs in *Prepress Solutions* associated with adverse aluminum costs, as well as unfavorable price/mix across all SPGs. Favorable foreign exchange partially offset these negative impacts.

Selling, General and Administrative Expenses
The decrease in SG&A expenses for GCG was largely attributable to ongoing efforts to achieve target cost models.

Results of Operations – Discontinued Operations

Total Company earnings from discontinued operations for the year ended December 31, 2007 and 2006 of $881 million and $203 million, respectively, were net of provisions for income taxes of $262 million and $34 million, respectively.

Earnings from discontinued operations in 2007 were primarily driven by the $986 million pre-tax gain on the sale of the Health Group segment on April 30, 2007, and the $123 million pre-tax gain on the sale of Hermes Precisa Pty. Ltd. ("HPA") on November 2, 2007. Also included in discontinued operations in 2007 are the results of operations of the Health Group segment and HPA through their respective dates of sale.

Earnings from discontinued operations in 2006 were primarily driven by results of operations of the Health Group segment.

For a detailed discussion of the components of discontinued operations, refer to Note 22, "Discontinued Operations," in the Notes to Financial Statements.

Net Earnings (Loss)

Consolidated net earnings for 2007 were $676 million, or earnings of $2.35 per basic and diluted share, as compared with a net loss for 2006 of $601 million, or a loss of $2.09 per basic and diluted share, representing an increase in earnings of $1,277 million or 212% This improvement is attributable to the reasons outlined above.

Restructuring Costs, Rationalization and Other

The Company recognizes the need to continually rationalize its workforce and streamline its operations to remain competitive in the face of an ever-changing business and economic climate. For 2008, these initiatives were referred to as ongoing rationalization activities.

The Company recorded $149 million of charges, net of reversals, including $6 million of charges for accelerated depreciation and $3 million of charges for inventory write-downs, which were reported in Cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The remaining costs incurred, net of reversals, of $140 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

During the year ended December 31, 2008, the Company made cash payments of approximately $143 million, related to restructuring and rationalization. Of this amount, $133 million was paid out of restructuring liabilities, while $10 million was paid out of pension and other postretirement liabilities.

The charges, net of reversals, of $149 million recorded in 2008 included $36 million applicable to FPEG, $42 million applicable to CDG, $49 million applicable to GCG, and $22 million that was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

The ongoing rationalization actions implemented in 2008 are expected to generate future annual cash savings of approximately $196 million. These savings are expected to reduce future cost of goods sold, SG&A, and R&D expenses by $97 million, $79 million, and $20 million, respectively. The Company began realizing these savings in the first quarter of 2008, and expects the savings to be fully realized by the end of the second quarter of 2009 as most of the actions and severance payouts are completed.

On December 17, 2008, the Company committed to a plan to implement a targeted cost reduction program (the 2009 Program) to more appropriately size the organization as a result of the current economic environment. The program involves rationalizing selling, administrative, research and development, supply chain and other business resources in certain areas and consolidating certain facilities.

In connection with the 2009 Program, the Company expects to incur total restructuring charges in the range of $250 million to $300 million, including $225 million to $265 million of cash related charges for termination benefits and other exit costs, and $25 million to $35 million of non-cash related accelerated depreciation and asset write-offs. The 2009 Program will require expenditures from corporate cash in the range of $125 million to $175 million, as most of the termination benefits for U.S. employees will be provided in the form of special retirement benefits (Special Termination Program (STP) benefits) payable from the Company's over-funded U.S. pension plan. The majority of the actions contemplated by the 2009 Program will be completed in the first half of 2009, with all actions under the program expected to be completed by the end of 2009. The 2009 Program is expected to result in employment reductions in the range of 2,000 to 3,000 positions when complete and yield annualized cash savings of $200 million to $250 million in 2009 and beyond.

When combined with rationalization actions taken in late 2008, the Company expects to reduce its worldwide employment by between 3,500 and 4,500 positions during 2009, approximately 14% to 18% of its total workforce, which are expected to generate annual cash savings in the range of $300 million to $350 million.

For the year ended December 31, 2007, the Company incurred restructuring charges, net of reversals, of $685 million, $686 million of which was under the 2004-2007 Restructuring Program. The $685 million of restructuring charges, net of reversals, included $23 million of costs related to discontinued operations ($20 million of severance costs and $3 million of exit costs), and $662 million related to continuing operations ($107 million of accelerated depreciation, $12 million of inventory write-downs, $270 million of asset impairments, $144 million of severance costs, and $129 million of exit costs). For the year ended December 31, 2006, the Company incurred restructuring charges, net of reversals, of $768 million, all under the 2004-2007 Restructuring Program, including $70 million related to discontinued operations ($12 million of accelerated depreciation, $3 million of inventory write-downs, $52 million of severance costs, and $3 million of exit costs), and $698 million related to continuing operations ($273 million of accelerated depreciation, $9 million of inventory write-downs, $88 million of asset impairments, $263 million of severance costs, and $65 million of exit costs). The Company substantially completed its 2004-2007 Restructuring Program as of December 31, 2007.

Liquidity and Capital Resources

2008

Cash Flow Activity

(in millions)	For the Year Ended December 31, 2008	2007	Change
Cash flows from operating activities:			
Net cash (used in) provided by continuing operations	$ (143)	$ 351	$ (494)
Net cash provided by (used in) discontinued operations	296	(37)	333
Net cash provided by operating activities	153	314	(161)
Cash flows from investing activities:			
Net cash used in continuing operations	(188)	(41)	(147)
Net cash provided by discontinued operations	-	2,449	(2,449)
Net cash (used in) provided by investing activities	(188)	2,408	(2,596)
Cash flows from financing activities:			
Net cash used in continuing operations	(731)	(1,324)	593
Net cash provided by discontinued operations	-	44	(44)
Net cash used in financing activities	(731)	(1,280)	549
Effect of exchange rate changes on cash	(36)	36	(72)
Net (decrease) increase in cash and cash equivalents	$ (802)	$ 1,478	$ (2,280)

Operating Activities

Net cash used in continuing operations from operating activities increased $494 million. The key factor driving this change was the overall decline in earnings for 2008 as compared with 2007, notably in the fourth quarter of 2008 as a consequence of the global economic downturn. The Company's cash from operating activities benefited from lower restructuring payments in 2008 and receipt of a tax refund from the U.S. Internal Revenue Service of $581 million, of which $270 million was reflected in loss from continuing operations during the year. However, the Company also recognized non-cash curtailment gains during the year, and revenue for which cash was received in prior years or will be received in 2009. In addition, net cash received in 2008 for current and prior year non-recurring licensing arrangements of $150 million was $156 million lower than net cash received in 2007 of $306 million. The Company also utilized $128 million more cash in 2008 as compared with 2007, due to an increase in inventories during 2008, as compared with a decrease in inventories in 2007. Furthermore, the Company expended cash in 2008 to reduce liabilities recorded as of the prior year end, which exceeded cash utilized in 2007 to liquidate liabilities as of year end 2006. The combination of these and other factors led to the use of cash in continuing operations from operating activities of $143 million in 2008, as compared with cash provided on the same basis of $351 million in 2007. Net cash provided by (used in) discontinued operations increased $333 million as compared with the prior year due primarily to the receipt, in the second quarter of 2008, of the refund of past federal income taxes referred to above, and more fully described in Note 15, "Income Taxes."

Investing Activities

Net cash used in continuing operations from investing activities increased $147 million for the year ended December 31, 2008 as compared with 2007 due primarily to lower cash proceeds received from sales of assets and businesses of $92 million in 2008 as compared with $227 million in 2007. Spending for capital additions was $254 million in 2008 as compared with $259 million in 2007. The majority of this spending supports new products, manufacturing capacity, productivity and quality improvements, infrastructure improvements, equipment placements with customers, and ongoing environmental and safety initiatives. Net cash provided by discontinued operations for the year ended December 31, 2007 of $2,449 million represents the proceeds received from the sale of the Health Group in the second quarter of 2007 and the sale of the Company's shares of Hermes Precisa Pty. Limited ("HPA") in the fourth quarter of 2007.

Financing Activities
Net cash used in financing activities decreased $549 million for the year ended December 31, 2008 as compared with 2007 due to lower repayments of borrowings, mainly due to the repayment of the Company's Secured Term Debt in the second quarter of 2007 that was required as a result of the sale of the Health Group. These reductions in cash usage were partially offset by repurchases of the Company's common stock of $301 million in 2008.

On June 24, 2008, the Company announced that its Board of Directors authorized a share repurchase program allowing the Company, at management's discretion, to purchase up to $1.0 billion of its common stock. The program will expire at the earlier of December 31, 2009 or when the Company has used all authorized funds for the repurchase of shares. Through December 31, 2008, the Company repurchased approximately 20 million shares at an average price of $15.01 per share, for a total cost of $301 million under this program. While the share repurchase authorization remains in effect through the end of 2009, the Company is not currently repurchasing any of its shares.

It is the Company's practice to make semi-annual dividend payments which, when declared by its Board of Directors, will be paid on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month. On May 14, and October 14, 2008, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 3, 2008, respectively. These dividends were paid on July 16, and December 12, 2008. Total dividends paid for the year ended December 31, 2008 were $139 million.

The Company's long-term debt, net of current portion, of $1,252 million as of December 31, 2008, includes $575 million aggregate principal amount of Convertible Senior Notes due 2033 (the "Convertible Securities"). The security holders have the right to require the Company to purchase their Convertible Securities for cash at a price equal to 100% of the principal amount of the Convertible Securities, plus any accrued and unpaid interest on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028, or upon a fundamental change as described in the offering memorandum filed under Rule 144A in conjunction with the private placement of the Convertible Securities. Because of current market conditions, the Company believes it is probable that all, or nearly all, of the Convertible Securities will be redeemed by the security holders on October 15, 2010.

Sources of Liquidity
The Company believes that its current cash balance, combined with cash flows from operating activities and proceeds from sales of assets, will be sufficient to meet its anticipated needs, including working capital, capital investments, scheduled debt repayments, restructuring and dividend payments and employee benefit plan payments or contributions required. If the global economic weakness trends continue for a greater period of time than anticipated or worsen, it could impact the Company's profitability and related cash generation capability. Refer to Item 1A. of Part I, "Risk Factors." In addition to its existing cash balance, the Company has maintained financing arrangements, as described in more detail below under "Credit Quality," to facilitate unplanned timing differences between required expenditures and cash generated from operations or for unforeseen shortfalls in cash flows from operating activities. The Company has not found it necessary to borrow against these financing arrangements over the past three years.

Refer to Note 8, "Short-Term Borrowings and Long-Term Debt" in the Notes to Financial Statements for further discussion of sources of liquidity, presentation of long-term debt, related maturities and interest rates as of December 31, 2008 and 2007.

Credit Quality
Moody's and Standard & Poor's ("S&P") ratings for the Company, including their outlooks, as of the filing date of this Form 10-K are as follows:

	Corporate Rating	Secured Rating	Senior Unsecured Rating	Outlook	Most Recent Update
Moody's	B3	Ba3	Caa1	Negative	February 10, 2009
S&P	B	BB-	B-	Negative	January 30, 2009

On December 11, 2008, S&P lowered the Company's Corporate, Secured, and Senior Unsecured credit ratings from B+ to B, BB to BB-, and B to B-, respectively. The ratings remain on CreditWatch with negative implications, where they were placed on November 3, 2008 following the Company's revision of its earnings guidance. S&P reconfirmed its ratings and CreditWatch with negative implications on January 30, 2009. S&P's practice is to complete their review and resolve ratings under CreditWatch in approximately 90 days from when ratings are placed on CreditWatch. The Company expects S&P to complete their CreditWatch review within the first quarter of 2009.

On December 12, 2008, Moody's placed Kodak's credit ratings on review for possible downgrade. On February 10, 2009, Moody's lowered the Company's Corporate rating from B1 to B3, its Secured rating from Ba1 to Ba3 and its Senior Unsecured rating from B2 to Caa1, and maintained its negative outlook.

The Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, the Company could be required to increase the dollar amount of its letters of credit or provide other financial support up to an additional $64 million at the current credit ratings. As of the filing date of this Form 10-K, the Company has not been requested to materially increase its letters of credit or other financial support. Additional downgrades in the Company's credit rating or disruptions in the capital markets could impact borrowing costs and the nature of its funding alternatives.

The Company's Secured Credit Agreement ("Secured Credit Agreement") contains various affirmative and negative covenants customary in a facility of this type, including two quarterly financial covenants: (1) a consolidated debt for borrowed money to a rolling four-quarter sum of consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (subject to adjustments to exclude any extraordinary income or losses, as defined by the Secured Credit Agreement, interest income and certain non-cash items of income and expense) ratio of not greater than: 3.5 to 1 as of December 31, 2006 and thereafter, and (2) a consolidated EBITDA to consolidated interest expense (subject to adjustments to exclude interest expense not related to borrowed money) ratio, on a rolling four-quarter basis, of no less than 3.0 to 1. As of December 31, 2008, the Company maintained a substantial cash balance and was in full compliance with all covenants, including the two financial covenants, associated with its Secured Credit Agreement. The Company maintains this credit arrangement in order to provide additional financial flexibility. As of December 31, 2008, there was no debt outstanding and $131 million of letters of credit issued, which are not considered debt for borrowed money under the agreement, but do reduce the Company's borrowing capacity under the Secured Credit Agreement by this amount.

Based on the Company's current financial forecasts, it is reasonably likely that the Company could breach its financial covenants in the first quarter of 2009 unless an appropriate amendment or waiver is obtained. The Company is currently negotiating with its lenders to ensure it has continued access to a Secured Credit Agreement, with the goal to have an amended credit facility in place by the end of the first quarter.

In the event that the Company is unable to successfully re-negotiate the terms of the Secured Credit Agreement, and the Company breaches the financial covenants, the Company may be required to cash collateralize approximately $131 million of outstanding letters of credit. A breach of the financial covenants would not accelerate the maturity of any of the Company's existing outstanding debt. However, should the Company lose access to its revolving credit facility under the Secured Credit Agreement, it would lose the additional financial flexibility provided by the facility. Based on its current financial position and expected economic performance, the Company does not believe that its liquidity will be materially affected by an inability to access external sources of financing. However, the Company's goal is to complete its negotiation and amendment prior to covenant compliance testing for the first quarter of 2009.

Contractual Obligations

The impact that our contractual obligations are expected to have on the Company's liquidity and cash flow in future periods is as follows:

		As of December 31, 2008					
(in millions)	Total	2009	2010	2011	2012	2013	2014+
Long-term debt (1)	$ 1,302	$ 50	$ 620	$ 43	$ 40	$ 536	$ 13
Interest on debt	300	72	69	52	53	44	10
Operating lease obligations	387	96	81	65	49	28	68
Purchase obligations (2)	921	479	207	122	49	33	31
Total (3) (4) (5)	$ 2,910	$ 697	$ 977	$ 282	$ 191	$ 641	$ 122

(1) Represents maturities of the Company's long-term debt obligations as shown on the Consolidated Statement of Financial Position. See Note 8, "Short-Term Borrowings and Long-Term Debt" in the Notes to Financial Statements.

(2) Purchase obligations include agreements related to supplies, production and administrative services, as well as marketing and advertising, that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. The terms of these agreements cover the next one to thirteen years. See Note 10, "Commitments and Contingencies," in the Notes to Financial Statements.

(3) Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 15, "Income Taxes," in the Notes to Financial Statements for additional information regarding the Company's uncertain tax positions.

(4) Funding requirements for the Company's major defined benefit retirement plans and other postretirement benefit plans have not been determined, therefore, they have not been included. In 2008, the Company made contributions to its major defined benefit retirement plans and benefit payments for its other postretirement benefit plans of $101 million ($29 million relating to its U.S. defined benefit plans) and $204 million ($199 million relating to its U.S. other postretirement benefits plan), respectively. The Company expects to contribute approximately $130 million ($29 million relating to its U.S. defined benefit plans) and $175 million ($170 million relating to its U.S. other postretirement benefits plan), respectively, to its defined benefit plans and other postretirement benefit plans in 2009.

(5) Because their future cash outflows are uncertain, the other long-term liabilities presented in Note 9, "Other Long-Term Liabilities" are excluded from this table.

Off-Balance Sheet Arrangements

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of equipment and product from the Company. At December 31, 2008, the maximum potential amount of future payments (undiscounted) that the Company could be required to make under these customer-related guarantees was $75 million. At December 31, 2008, the carrying amount of any liability related to these customer guarantees was not material.

The customer financing agreements and related guarantees, which mature between 2009 and 2013, typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees. However, any proceeds received from the liquidation of these assets are not expected to be material and would not cover the maximum potential amount of future payments under these guarantees.

Despite the current economic environment, the Company believes that the guarantees disclosed above will not have a material impact on the results of operations or financial position of the Company. With respect to the guarantees that the Company issued in the year ended December 31, 2008, the Company assessed the fair value of its obligation to stand ready to perform under these guarantees by considering the likelihood of occurrence of the specified triggering events or conditions requiring performance as well as other assumptions and factors.

Eastman Kodak Company ("EKC") also guarantees amounts owed to banks and other third parties for some of its consolidated subsidiaries. The maximum amount guaranteed is $509 million, and the outstanding debt under those guarantees, which is recorded within the Short-term borrowings and current portion of long-term debt, and Long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $189 million. These guarantees expire in 2009 through 2013. Pursuant to the terms of the Company's $2.7 billion Senior Secured Credit Agreement dated October 18, 2005, obligations under the $2.7 billion Secured Credit Facilities (the "Credit Facilities") and other obligations of the Company and its subsidiaries to the Credit Facilities' lenders are guaranteed.

During the fourth quarter of 2007, EKC issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees (the "Trustees") of the Kodak Pension Plan of the United Kingdom (the "Plan"). Under this arrangement, EKC guarantees to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make plan benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. The guarantee expires upon the conclusion of the funding valuation for the period ending December 31, 2015 whereby the Plan achieves full funded status or earlier, in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are typically performed at least every three years. The limit of potential future payments is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee. Currently, the Plan's local funding valuation is in process and expected to be completed in March 2009. In conjunction with that funding valuation process, EKC and the Subsidiary are in discussions with the Trustees regarding the amount of future annual contributions and the date by which the Plan will achieve full funded status. These negotiations may require changes to the existing guarantee described above. The funding status of the Plan is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2008 was not material to the Company's financial position, results of operations or cash flows.

2007

Cash Flow Activity

(in millions)	For the Year Ended December 31, 2007	2006	Change
Cash flows from operating activities:			
Net cash provided by continuing operations	$ 351	$ 685	$ (334)
Net cash (used in) provided by discontinued operations	(37)	271	(308)
Net cash provided by operating activities	314	956	(642)
Cash flows from investing activities:			
Net cash used in continuing operations	(41)	(181)	140
Net cash provided by (used in) discontinued operations	2,449	(44)	2,493
Net cash provided by (used in) investing activities	2,408	(225)	2,633
Cash flows from financing activities:			
Net cash used in continuing operations	(1,324)	(947)	(377)
Net cash provided by discontinued operations	44	-	44
Net cash used in financing activities	(1,280)	(947)	(333)
Effect of exchange rate changes on cash	36	20	16
Net increase (decrease) in cash and cash equivalents	$ 1,478	$ (196)	$ 1,674

Operating Activities

Net cash provided by continuing operations from operating activities decreased $334 million for the year ended December 31, 2007 as compared with 2006, due primarily to cash expended in 2007 to reduce liabilities recorded as of the prior year end, which exceeded cash utilized in 2006 to liquidate liabilities as of year-end 2005, and a decrease in net cash received for non-recurring license arrangements of $9 million. These decreases were partially offset by the decrease in loss from continuing operations for the year ended December 31, 2007 as compared with 2006. Net cash used in discontinued operations increased $308 million in 2007 as compared with the prior year due primarily to the impact of the sale of the Health Group segment and HPA in 2007.

Investing Activities

Net cash used in continuing operations from investing activities decreased $140 million for the year ended December 31, 2007 as compared with 2006, due primarily to capital expenditures of $259 million, a reduction of $76 million as compared with 2006, proceeds from the sales of businesses/assets of $227 million, an increase of $49 million as compared with the prior year, and decreased investments in unconsolidated affiliates of $19 million. The majority of capital spending supports new products, manufacturing capacity, productivity and quality improvements, infrastructure improvement, equipment placements with customers, and ongoing environmental and safety initiatives. Net cash provided by discontinued operations for the twelve months ended December 31, 2007 of $2,449 million represents the net proceeds received from the sale of the Health Group in the second quarter of 2007 of $2,335 million, and the proceeds received from the sale of HPA in the fourth quarter of 2007 of $114 million. Refer to Note 22, "Discontinued Operations."

Financing Activities

Net cash used in financing activities increased $333 million for the year ended December 31, 2007 as compared with 2006, due to higher net repayments of borrowings, mainly due to the repayment of the Company's Secured Term Debt in the second quarter of 2007 that was required as a result of the sale of the Health Group.

2006

Cash Flow Activity

(in millions)	For the Year Ended December 31, 2006	2005	Change
Cash flows from operating activities:			
Net cash provided by continuing operations	$ 685	$ 722	$ (37)
Net cash provided by discontinued operations	271	486	(215)
Net cash provided by operating activities	956	1,208	(252)
Cash flows from investing activities:			
Net cash used in continuing operations	(181)	(1,264)	1,083
Net cash used in discontinued operations	(44)	(40)	(4)
Net cash used in investing activities	(225)	(1,304)	1,079
Cash flows from financing activities:			
Net cash (used in) provided by financing operations	(947)	533	(1,480)
Effect of exchange rate changes on cash	20	(27)	47
Net (decrease) increase in cash and cash equivalents	$ (196)	$ 410	$ (606)

Operating Activities

Net cash provided by continuing operations from operating activities decreased $37 million for the year ended December 31, 2006 as compared with 2005, due primarily to the recognition of deferred income on intellectual property arrangements in 2006, for which cash was received in 2007, partially offset by the year-over-year decline in inventories due to planned inventory reductions driven by corporate initiatives and the decline in demand for traditional products. Net cash provided by discontinued operations decreased $215 million as compared with the prior year due primarily to the results of the operations of the Health Group segment, and the reversal of certain tax accruals in 2005 as a result of a settlement between the Company and the Internal Revenue Service on the audit of the tax years 1993 through 1998. These tax accruals had been established in 1994 in connection with the Company's sale of its pharmaceutical, consumer health and household products businesses during that year.

Investing Activities

Net cash used in continuing operations from investing activities decreased $1,083 million for the year ended December 31, 2006 as compared with 2005, due primarily to the acquisitions of Creo, Inc. and Kodak Polychrome Graphics in 2005.

Financing Activities

Net cash used in financing activities increased $1,480 million for the year ended December 31, 2006 as compared with 2005, due to the net repayment of $803 million of debt in 2006.

Other

Refer to Note 10, "Commitments and Contingencies" in the Notes to Financial Statements for discussion regarding the Company's undiscounted liabilities for environmental remediation costs, asset retirement obligations, and other commitments and contingencies including legal matters.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's expectations regarding the following are forward-looking statements: its ability to address the impact of the economic downturn including the transformation of certain of its businesses; its employment reductions and savings under its restructuring program and other rationalization activities; revenue; cash needs; liquidity; and benefits costs.

Actual results may differ from those expressed or implied in forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date they are made, and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change. The forward-looking statements contained in this report are subject to a number of factors and uncertainties, including the successful:

- execution of the digital growth and profitability strategies, business model and cash plan;
- alignment of the Company's cost structure to the new economic realities and the decline in the Company's traditional businesses;
- implementation of the Company's plans to tighten its focus on its portfolio of investments;
- implementation of, and performance under, the debt management program, including compliance with the Company's debt covenants and the ability to obtain amendments to, or waivers of, these covenants, if necessary;
- development and implementation of product go-to-market and e-commerce strategies;
- protection, enforcement and defense of the Company's intellectual property, including defense of its products against the intellectual property challenges of others;
- execution of intellectual property licensing programs and other strategies;
- integration of the Company's businesses to SAP, the Company's enterprise system software;
- commercialization of the Company's breakthrough technologies;
- ability to accurately predict product, customer and geographic sales mix and seasonal sales trends;
- management of inventories, capital expenditures, working capital and cash conversion cycle;
- integration of acquired businesses and consolidation of the Company's subsidiary structure; and
- improvements in productivity and supply chain efficiency and continued availability of essential components and services from concentrated sources of supply.

The forward-looking statements contained in this report are subject to the following additional risk factors:

- inherent unpredictability of currency fluctuations, commodity prices and raw material costs;
- volatility in the financial markets and the availability of credit;
- the nature and pace of technology evolution;
- changes to accounting rules and tax laws, as well as other factors which could impact the Company's reported financial position or effective tax rate;
- pension and other postretirement benefit cost factors such as actuarial assumptions, market performance, and employee retirement decisions;
- general economic, business, geo-political and regulatory conditions or unanticipated environmental liabilities or costs;
- the severity of the economic downturn and its effect upon customer spending;
- possible impairment of goodwill and other assets;
- continued effectiveness of internal controls; and
- other factors and uncertainties disclosed from time to time in the Company's filings with the Securities and Exchange Commission.

Any forward-looking statements in this report should be evaluated in light of these important factors and uncertainties.

SUMMARY OF OPERATING DATA

A summary of operating data for 2008 and for the four years prior is shown on page 103.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, the Company may enter into derivative contracts. The Company does not utilize financial instruments for trading or other speculative purposes.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices.

The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt may be used to meet working capital requirements.

Using a sensitivity analysis based on estimated fair value of open foreign currency forward contracts using available forward rates, if the U.S. dollar had been 10% stronger at December 31, 2008 and 2007, the fair value of open forward contracts would have decreased $10 million and $66 million, respectively. Such losses would be substantially offset by gains from the revaluation or settlement of the underlying positions hedged.

Using a sensitivity analysis based on estimated fair value of open silver forward contracts using available forward prices, if available forward silver prices had been 10% lower at December 31, 2008 and 2007, the fair value of open forward contracts would have decreased $5 million and $2 million, respectively. Such losses in fair value, if realized, would be offset by lower costs of manufacturing silver-containing products.

The Company is exposed to interest rate risk primarily through its borrowing activities and, to a lesser extent, through investments in marketable securities. The Company may utilize borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for borrowings and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 178 basis points) lower at December 31, 2008, the fair value of short-term and long-term borrowings would have increased $1 million and $40 million, respectively. Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 57 basis points) lower at December 31, 2007, the fair value of short-term and long-term borrowings would have increased $1 million and $57 million, respectively.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2008 was not significant to the Company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eastman Kodak Company:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Eastman Kodak Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions on January 1, 2007. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for pension and postretirement benefit plans as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
February 26, 2009

Eastman Kodak Company
CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share data)	For the Year Ended December 31, 2008	2007	2006
Net sales	$ 9,416	$ 10,301	$ 10,568
Cost of goods sold	7,247	7,757	8,122
Gross profit	2,169	2,544	2,446
Selling, general and administrative expenses	1,583	1,778	1,969
Research and development costs	501	549	596
Restructuring costs, rationalization and other	140	543	416
Other operating expenses (income), net	766	(96)	(59)
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(821)	(230)	(476)
Interest expense	108	113	172
Other income (charges), net	55	87	65
Loss from continuing operations before income taxes	(874)	(256)	(583)
(Benefit) provision for income taxes	(147)	(51)	221
Loss from continuing operations	(727)	(205)	(804)
Earnings from discontinued operations, net of income taxes	285	881	203
NET (LOSS) EARNINGS	$ (442)	$ 676	$ (601)
Basic and diluted net (loss) earnings per share:			
Continuing operations	$ (2.58)	$ (0.71)	$ (2.80)
Discontinued operations	1.01	3.06	0.71
Total	$ (1.57)	$ 2.35	$ (2.09)
Cash dividends per share	$ 0.50	$ 0.50	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)	As of December 31, 2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,145	$ 2,947
Receivables, net	1,716	1,939
Inventories, net	948	943
Other current assets	195	224
Total current assets	5,004	6,053
Property, plant and equipment, net	1,551	1,811
Goodwill	896	1,657
Other long-term assets	1,728	4,138
TOTAL ASSETS	$ 9,179	$ 13,659
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and other current liabilities	$ 3,267	$ 3,794
Short-term borrowings and current portion of long-term debt	51	308
Accrued income and other taxes	144	344
Total current liabilities	3,462	4,446
Long-term debt, net of current portion	1,252	1,289
Pension and other postretirement liabilities	2,382	3,444
Other long-term liabilities	1,122	1,451
Total liabilities	8,218	10,630
Commitments and Contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Common stock, $2.50 par value, 950,000,000 shares authorized; 391,292,760 shares issued as of December 31, 2008 and 2007; 268,169,055 and 287,999,830 shares outstanding as of December 31, 2008 and 2007	978	978
Additional paid in capital	901	889
Retained earnings	5,879	6,474
Accumulated other comprehensive (loss) income	(749)	452
	7,009	8,793
Treasury stock, at cost; 123,123,705 shares as of December 31, 2008 and 103,292,930 shares as of December 31, 2007	(6,048)	(5,764)
Total shareholders' equity	961	3,029
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,179	$ 13,659

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in millions, except share and per share data)

	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity as of December 31, 2005	$ 978	$ 867	$ 6,717	$ (467)	$ (5,813)	$ 2,282
Net loss	-	-	(601)	-	-	(601)
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($2 million pre-tax)	-	-	-	(2)	-	(2)
Unrealized gains arising from hedging activity ($8 million pre-tax)	-	-	-	8	-	8
Reclassification adjustment for hedging related gains included in net earnings ($12 million pre-tax)	-	-	-	(12)	-	(12)
Currency translation adjustments	-	-	-	88	-	88
Pension liability adjustment ($185 million pre-tax)	-	-	-	136	-	136
Other comprehensive income	-	-	-	218	-	218
Comprehensive loss						(383)
Adjustment to initially apply SFAS No. 158 for pension and other postretirement benefits ($466 million pre-tax)	-	-	-	(386)	-	(386)
Cash dividends declared ($.50 per common share)	-	-	(144)	-	-	(144)
Recognition of equity-based compensation expense	-	17	-	-	-	17
Treasury stock issued, net (135 shares) (2)	-	-	(3)	-	4	1
Unvested stock issuances (109,935 shares)	-	(3)	(2)	-	6	1
Shareholders' Equity as of December 31, 2006	$ 978	$ 881	$ 5,967	$ (635)	$ (5,803)	$ 1,388

Eastman Kodak Company
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY *continued*

(in millions, except share and per share data)

	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity as of December 31, 2006	$ 978	$ 881	$ 5,967	$ (635)	$ (5,803)	$ 1,388
Net earnings	-	-	676	-	-	676
Other comprehensive income (loss):						
Unrealized gains on available-for-sale securities ($16 million pre-tax)	-	-	-	10	-	10
Unrealized gains arising from hedging activity ($11 million pre-tax)	-	-	-	11	-	11
Reclassification adjustment for hedging related gains included in net earnings ($1 million pre-tax)	-	-	-	(1)	-	(1)
Currency translation adjustments	-	-	-	114	-	114
Pension liability adjustment ($986 million pre-tax)	-	-	-	953	-	953
Other comprehensive income	-	-	-	1,087	-	1,087
Comprehensive income						1,763
Cash dividends declared ($.50 per common share)	-	-	(144)	-	-	(144)
Recognition of equity-based compensation expense	-	20	-	-	-	20
Treasury stock issued, net (413,923 shares) (2)	-	(6)	(18)	-	25	1
Unvested stock issuances (252,784 shares)	-	(6)	(7)	-	14	1
Shareholders' Equity as of December 31, 2007	$ 978	$ 889	$ 6,474	$ 452	$ (5,764)	$ 3,029

Eastman Kodak Company
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY *continued*

(in millions, except share and per share data)

	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity as of December 31, 2007	$ 978	$ 889	$ 6,474	$ 452	$ (5,764)	$ 3,029
Net loss	-	-	(442)	-	-	(442)
Other comprehensive loss:						
Unrealized gains arising from hedging activity ($8 million pre-tax)	-	-	-	(8)	-	(8)
Reclassification adjustment for hedging related gains included in net earnings ($8 million pre-tax)	-	-	-	(8)	-	(8)
Currency translation adjustments	-	-	-	(80)	-	(80)
Pension liability adjustment ($1,147 million pre-tax)	-	-	-	(1,105)	-	(1,105)
Other comprehensive loss	-	-	-	(1,201)	-	(1,201)
Comprehensive loss						(1,643)
Cash dividends declared ($.50 per common share)	-	-	(139)	-	-	(139)
Recognition of equity-based compensation expense	-	18	-	-	-	18
Share repurchases (20,046,396 shares)					(301)	(301)
Treasury stock issued, net (159,021 shares) (2)	-	(5)	(12)	-	14	(3)
Unvested stock issuances (56,600 shares)	-	(1)	(2)	-	3	-
Shareholders' Equity as of December 31, 2008	$ 978	$ 901	$ 5,879	$ (749)	$ (6,048)	$ 961

(1) There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

(2) Includes Stock Options exercised in 2006 and 2007, and other stock awards issued, offset by shares surrendered for taxes.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

	For the Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net (loss) earnings	$ (442)	$ 676	$ (601)
Adjustments to reconcile to net cash provided by operating activities:			
Earnings from discontinued operations, net of income taxes	(285)	(881)	(203)
Depreciation and amortization	500	785	1,195
Gain on sales of businesses/assets	(14)	(157)	(65)
Non-cash restructuring and rationalization costs, asset impairments and other charges	801	336	138
Provision (benefit) for deferred income taxes	16	54	(168)
Decrease in receivables	148	161	163
(Increase) decrease in inventories	(20)	108	292
(Decrease) increase in liabilities excluding borrowings	(720)	(624)	153
Other items, net	(127)	(107)	(219)
Total adjustments	299	(325)	1,286
Net cash (used in) provided by continuing operations	(143)	351	685
Net cash provided by (used in) discontinued operations	296	(37)	271
Net cash provided by operating activities	153	314	956
Cash flows from investing activities:			
Additions to properties	(254)	(259)	(335)
Proceeds from sales of businesses/assets	92	227	178
Acquisitions, net of cash acquired	(38)	(2)	(3)
Investments in unconsolidated affiliates	-	-	(19)
Marketable securities - sales	162	166	133
Marketable securities - purchases	(150)	(173)	(135)
Net cash used in continuing operations	(188)	(41)	(181)
Net cash provided by (used in) discontinued operations	-	2,449	(44)
Net cash (used in) provided by investing activities	(188)	2,408	(225)
Cash flows from financing activities:			
Stock repurchases	(301)	-	-
Proceeds from borrowings	155	177	765
Repayment of borrowings	(446)	(1,363)	(1,568)
Dividends to shareholders	(139)	(144)	(144)
Exercise of employee stock options	-	6	-
Net cash used in continuing operations	(731)	(1,324)	(947)
Net cash provided by discontinued operations	-	44	-
Net cash used in financing activities	(731)	(1,280)	(947)
Effect of exchange rate changes on cash	(36)	36	20
Net (decrease) increase in cash and cash equivalents	(802)	1,478	(196)
Cash and cash equivalents, beginning of year	2,947	1,469	1,665
Cash and cash equivalents, end of year	$ 2,145	$ 2,947	$ 1,469

Eastman Kodak Company
CONSOLIDATED STATEMENT OF CASH FLOWS *continued*
Supplemental Cash Flow Information

(in millions)

	For the Year Ended December 31,		
	2008	2007	2006
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $3, $2 and $3 (1)	$ 85	$ 138	$ 255
Income taxes (1)	145	150	96
The following non-cash items are not reflected in the Consolidated Statement of Cash Flows:			
Pension and other postretirement benefits liability adjustments	$ 1,105	$ 953	$ 136
Adjustment to initially apply SFAS No. 158	-	-	386
Liabilities assumed in acquisitions	2	-	-
Issuance of unvested stock, net of forfeitures	1	6	1

(1) Includes payments included in expense of discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles
The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies of Eastman Kodak Company.

Basis of Consolidation
The consolidated financial statements include the accounts of Eastman Kodak Company, its wholly owned subsidiaries, and its majority owned subsidiaries (collectively "the Company"). The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling interest, under the equity method of accounting, and the Company records its proportionate share of income or losses in Other income (charges), net in the accompanying Consolidated Statements of Operations. The Company accounts for investments in companies over which it does not have the ability to exercise significant influence under the cost method of accounting. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The Company has eliminated all significant intercompany accounts and transactions, and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to minority interests.

Reclassifications and Segment Reorganization
The Company has made certain organizational realignments in order to optimize its operating structure. Reclassifications of prior year financial information have been made to conform to the current year presentation. None of the changes impact the Company's previously reported consolidated net sales, loss from continuing operations, net (loss) earnings, or net (loss) earnings per share. See Note 23, "Segment Information."

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Estimate
In the first quarter of 2008, the Company performed an updated analysis of expected industry-wide declines in the traditional film and paper businesses and its useful lives on related assets. This analysis indicated that the assets will continue to be used in these businesses for a longer period than previously anticipated. As a result, the Company revised the useful lives of certain existing production machinery and equipment, and manufacturing-related buildings effective January 1, 2008. These assets, which were previously set to fully depreciate by mid-2010, are now being depreciated with estimated useful lives ending from 2011 to 2015. The change in useful lives reflects the Company's estimate of future periods to be benefited from the use of the property, plant, and equipment. As a result of these changes, for full year 2008 the Company reduced depreciation expense by approximately $107 million, of which approximately $95 million benefited loss from continuing operations before income taxes. The net impact of the change in estimate to loss from continuing operations for the year ended December 31, 2008 was a decreased loss of $93 million, or $.33 on a fully-diluted loss per share basis.

Foreign Currency
For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of Accumulated other comprehensive (loss) income in the accompanying Consolidated Statement of Financial Position. Translation adjustments related to investments that are permanent in nature are not tax-effected.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities of these foreign subsidiaries and branches, which are recorded in local currency, are remeasured at year-end exchange rates, while the related revenue, expense, and gain and loss accounts, which are recorded in local currency, are remeasured at average exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, and gain and loss accounts, are remeasured at historical rates. Adjustments that result from the remeasurement of the assets and liabilities of these subsidiaries are included in net (loss) earnings in the accompanying Consolidated Statement of Operations.

The effects of foreign currency transactions, including related hedging activities, are included in Other income (charges), net, in the accompanying Consolidated Statement of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, and derivative instruments. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions and no single customer accounts for greater than 10% of the sales of the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the derivative instruments, the counterparties to these contracts are major financial institutions. The Company has not experienced non-performance by any of its derivative instruments counterparties.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes. See Note 12, "Financial Instruments."

Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of all of the Company's inventories is determined by either the "first in, first out" ("FIFO") or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties

Properties are recorded at cost, net of accumulated depreciation. The Company capitalizes additions and improvements. Maintenance and repairs are charged to expense as incurred. The Company principally calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building improvements	5-40
Land improvements	20
Leasehold improvements	3-20
Equipment	3-15
Tooling	1-3
Furniture and fixtures	5-10

The Company depreciates leasehold improvements over the shorter of the lease term or the asset's estimated useful life. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to net (loss) earnings.

Goodwill

Goodwill represents the excess of purchase price of an acquisition over the fair value of net assets acquired. The Company applies the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill is not amortized, but is required to be assessed for impairment at least annually. The Company has elected to make September 30 the annual impairment assessment date for all of its reporting units, and will perform additional impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods. The assessment is required to be performed in two steps, step one to test for a potential impairment of goodwill and, if potential losses are identified, step two to measure the impairment loss.

The Company recorded a pre-tax goodwill impairment charge of $785 million in the fourth quarter of 2008. See Note 5, "Goodwill and Other Intangible Assets."

Revenue

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions; and intellectual property licensing. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of customer incentive programs, warranties and estimated returns and reduces revenue accordingly.

For product sales, the recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in certain jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. Revenue is recognized for equipment upon delivery as opposed to upon installation when there is objective and reliable evidence of fair value for the installation, and the amount of revenue allocable to the equipment is not legally contingent upon the completion of the installation. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

Revenue for the sale of software licenses is recognized when: (1) the Company enters into a legally binding arrangement with a customer for the license of software; (2) the Company delivers the software; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection from the customer is reasonably assured. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of payment. Software maintenance and support revenue is recognized ratably over the term of the related maintenance period.

The Company's transactions may involve the sale of equipment, software, and related services under multiple element arrangements. The Company allocates revenue to the various elements based on their fair value. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. When the Company has continuing obligations related to a licensing arrangement, revenue related to the ongoing arrangement is recognized over the period of the obligation. Revenue is only recognized after all of the following criteria are met: (1) the Company enters into a legally binding arrangement with a licensee of Kodak's intellectual property, (2) the Company delivers the technology or intellectual property rights, (3) licensee payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and (4) collection from the licensee is reasonably assured.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.

In instances where the Company provides slotting fees or similar arrangements, this incentive is recognized as a reduction in revenue when payment is made to the customer (or at the time the Company has incurred the obligation, if earlier) unless the Company receives a benefit over a period of time, in which case the incentive is recorded as an asset and is amortized as a reduction of revenue over the term of the arrangement. Arrangements in which the Company receives an identifiable benefit include arrangements that have enforceable exclusivity provisions and those that provide a clawback provision entitling the Company to a pro rata reimbursement if the customer does not fulfill its obligations under the contract.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records equipment revenue equal to the total lease receivable net of unearned income. Unearned income is recognized as finance income using the effective interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The Company recognizes revenue from operating leases on an accrual basis as the rental payments become due.

The Company's sales of tangible products are the only class of revenues that exceeds 10% of total consolidated net sales. All other sales classes are individually less than 10%, and therefore, have been combined with the sales of tangible products on the same line in accordance with Regulation S-X.

Incremental direct costs (i.e. costs that vary with and are directly related to the acquisition of a contract which would not have been incurred but for the acquisition of the contract) of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Otherwise, these costs are expensed as incurred and included in cost of goods sold in the accompanying Consolidated Statement of Operations.

Research and Development Costs

Research and development ("R&D") costs, which include costs in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are expensed in the period in which they are incurred. In connection with a business combination, the purchase price allocated to research and development projects that have not yet reached technological feasibility and for which no alternative future use exists is expensed in the period of acquisition. This will change when the Company adopts SFAS No. 141R, "Business Combinations," effective January 1, 2009, as SFAS No. 141R will require the acquirer to recognize the acquisition-date fair value of research and development assets acquired in a business combination.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying Consolidated Statement of Operations. Advertising expenses amounted to $350 million, $394 million, and $366 million in 2008, 2007 and 2006, respectively.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

Impairment of Long-Lived Assets

The Company applies the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under the guidance of SFAS No. 144, the Company reviews the carrying values of its long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. The Company assesses the recoverability of the carrying values of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, by estimating the undiscounted future cash flows that are directly associated with and that are expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows.

In connection with its assessment of recoverability of its long-lived assets and its ongoing strategic review of the business and its operations, the Company continually reviews the remaining useful lives of its long-lived assets. If this review indicates that the remaining useful life of the long-lived asset has changed significantly, the Company adjusts the depreciation on that asset to facilitate full cost recovery over its revised estimated remaining useful life.

Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. The adoption of FIN 48 in the first quarter of 2007 did not have a material impact on the Company's Consolidated Financial Statements.

The Company accounts for income taxes in accordance with SFAS No. 109. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. Management provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized. For discussion of the amounts and components of the valuation allowances as of December 31, 2008 and 2007, see Note 15, "Income Taxes."

Earnings Per Share

Basic earnings per share computations are based on the weighted-average number of shares of common stock outstanding during the year. As a result of the net loss from continuing operations presented for the years ended December 31, 2008, 2007 and 2006, the Company calculated diluted earnings per share using weighted-average basic shares outstanding for each period, as utilizing diluted shares would be anti-dilutive to loss per share. Weighted-average basic shares outstanding for the years ended December 31, 2008, 2007, and 2006 were 281.8 million, 287.7 million and 287.3 million shares, respectively.

The following potential shares of the Company's common stock were not included in the computation of diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 because the Company reported a net loss from continuing operations; therefore, the effects would be anti-dilutive:

	For the Year Ended December 31,		
(in millions of shares)	2008	2007	2006
Employee stock options	25.2	30.9	34.6
Unvested share-based awards	0.2	0.4	0.2
Total anti-dilutive potential common shares	25.4	31.3	34.8

Diluted (loss) earnings per share calculations could also reflect shares related to the assumed conversion of approximately $575 million in outstanding contingent convertible notes (the "Convertible Securities"), if dilutive. The Company's diluted (loss) earnings per share exclude the effect of the Convertible Securities, as they were anti-dilutive for all periods presented. Refer to Note 8, "Short-Term Borrowings and Long-Term Debt."

Recently Issued Accounting Standards

FASB Statement No. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a comprehensive framework for measuring fair value and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The Statement defines levels within the hierarchy as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs.

The Company adopted the provisions of SFAS No. 157 for financial assets and liabilities as of January 1, 2008. There was no significant impact to the Company's Consolidated Financial Statements as a result of this adoption. For details on the levels at which the Company's financial assets and liabilities are classified within the fair value hierarchy, see Note 12, "Financial Instruments."

In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company does not believe that the adoption of SFAS No. 157, in relation to its nonfinancial assets and liabilities, will have a material impact on its Consolidated Financial Statements.

On October 10, 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset in a Market That Is Not Active." The FSP was effective upon issuance. The FSP clarified the application of SFAS 157 in an inactive market and provided an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The Company adopted the provisions of FSP FAS 157-3 as of December 31, 2008. There was no significant impact to the Company's Consolidated Financial Statements as a result of this adoption.

FASB Statement No. 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))", which was effective in fiscal years ending after December 15, 2006. This Statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 does not change the amount of actuarially determined expense that is recorded in the Consolidated Statement of Operations. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, which is consistent with the Company's present measurement date. The adoption of SFAS No. 158 in the fourth quarter of 2006 did not have any impact on the Company's Consolidated Statement of Operations, Statement of Cash Flows, or compliance with its debt covenants.

FASB Statement No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The provisions of this statement are required to be applied prospectively. The Company adopted SFAS No. 159 in the first quarter of 2008. There was no impact to the Company's Consolidated Financial Statements from the adoption of SFAS No. 159 because the Company did not adopt the voluntary provisions contained therein.

FASB Statement No. 141R

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," a revision to SFAS No. 141, "Business Combinations." SFAS No. 141R provides revised guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. The Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of a business combination. SFAS No. 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for the Company). The adoption of SFAS No. 141R is not expected to have a material impact to the Company's Consolidated Financial Statements.

FASB Statement No. 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." This Statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. Specifically, SFAS No. 160 requires the presentation of noncontrolling interests as equity in the Consolidated Statement of Financial Position, and separate identification and presentation in the Consolidated Statement of Operations of net income attributable to the entity and the noncontrolling interest. It also establishes accounting and reporting standards regarding deconsolidation and changes in a parent's ownership interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for the Company). The provisions of SFAS No. 160 are generally required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively. The adoption of SFAS No. 160 is not expected to have a material impact to the Company's Consolidated Financial Statements.

FSP 133-1 and FIN 45-4

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those period. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. The implementation of this standard did not have a material impact on the Company's Consolidated Financial Statements.

FASB Statement No. 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." This Statement amends and expands the disclosure requirements for derivative instruments and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial statements. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. This statement is effective for the Company beginning in 2009 and will only impact its disclosures. It will have no impact on the Company's Consolidated Financial Statements.

FASB Statement No. 162

In May 2008, the FASB issued Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FAS 162"). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of 'Present Fairly in Conformity with Generally Accepted Accounting Principles'. " FAS 162 is not expected to have a material impact on the Company's Consolidated Financial Statements.

FSP EITF 03-6-1

In June 2008, the FASB released FSP EITF 03-6-1 on Emerging Issues Task Force Issue 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF 03-6"). The staff position concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities as defined in EITF 03-6; and therefore, should be included in computing earnings per share using the two-class method. The staff position will be effective for the Company beginning in 2009. FSP EITF 03-6-1 is not expected to have a material impact on the Company's earnings per share.

FSP FASB No. 132(R)-1

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosure about Postretirement Benefit Plan Assets," which amends Statement 132(R) to require more detailed disclosures about employers' pension plan assets. New disclosures will include more information on investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This new standard requires new disclosures only, and will have no impact on the Company's Consolidated Financial Statement. These new disclosures will be required for the Company beginning in the 2009 Form 10-K.

NOTE 2: RECEIVABLES, NET

(in millions)	As of December 31, 2008		As of December 31, 2007	
Trade receivables	$	1,330	$	1,697
Miscellaneous receivables		386		242
Total (net of allowances of $113 and $114 as of December 31, 2008 and 2007, respectively)	$	1,716	$	1,939

Of the total trade receivable amounts of $1,330 million and $1,697 million as of December 31, 2008 and 2007, respectively, approximately $218 million and $266 million, respectively, are expected to be settled through customer deductions in lieu of cash payments. Such deductions represent rebates owed to the customer and are included in Accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position at each respective balance sheet date.

The increase in miscellaneous receivables is primarily due to an amendment to an intellectual property licensing agreement with an existing licensee executed during the third quarter of 2008. Under the terms of this amendment, cash consideration is to be received in 2009. Refer to Note 9, "Other Long-Term Liabilities."

NOTE 3: INVENTORIES, NET

(in millions)	As of December 31, 2008		As of December 31, 2007	
Finished goods	$	610	$	537
Work in process		193		235
Raw materials		145		171
Total	$	948	$	943

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

(in millions)	As of December 31, 2008		As of December 31, 2007	
Land	$	81	$	85
Buildings and building improvements		1,575		1,748
Machinery and equipment		5,033		5,387
Construction in progress		116		107
		6,805		7,327
Accumulated depreciation		(5,254)		(5,516)
Net properties	$	1,551	$	1,811

Depreciation expense was $420 million, $679 million and $1,075 million for the years 2008, 2007 and 2006, respectively, of which approximately $6 million, $107 million and $273 million, respectively, represented accelerated depreciation in connection with restructuring actions.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill was $896 million and $1,657 million as of December 31, 2008 and 2007, respectively. The changes in the carrying amount of goodwill by reportable segment for 2007 and 2008 were as follows:

(in millions)	Consumer Digital Imaging Group	Film, Photofinishing and Entertainment Group	Graphic Communications Group	Consolidated Total
Balance as of December 31, 2006	$ 196	$ 575	$ 813	$ 1,584
Additions	-	-	2	2
Purchase accounting adjustments	-	-	38	38
Divestiture	-	-	(19)	(19)
Currency translation adjustments	8	26	18	52
Balance as of December 31, 2007	$ 204	$ 601	$ 852	$ 1,657
Additions	-	-	25	25
Purchase accounting adjustments	-	-	3	3
Currency translation adjustments	(9)	12	(7)	(4)
Impairments	-	-	(785)	(785)
Balance as of December 31, 2008	$ 195	$ 613	$ 88	$ 896

The Company tests goodwill for impairment annually (on September 30), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of the Company's reporting units to their related carrying values (step one).

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods.

Based upon the results of its September 30, 2008 analysis, no impairment of goodwill was indicated.

As of December 31, 2008, due to the continuing challenging business conditions and the significant decline in its market capitalization during the fourth quarter of 2008, the Company concluded there was an indication of possible impairment. Based on its updated analysis, the Company concluded that there was an impairment of goodwill related to the Graphic Communications Group segment and, thus, recorded a pre-tax impairment charge of $785 million in the fourth quarter of 2008 that was included in Other operating expenses (income), net in the Consolidated Statement of Operations.

The fair values of reporting units within the Company's Consumer Digital Imaging Group (CDG) and Film, Photofinishing and Entertainment Group (FPEG) segments, and one of the two GCG reporting units were greater than their respective carrying values as of December 31, 2008, so no goodwill impairment was recorded for these reporting units. Reasonable changes in the assumptions used to determine these fair values would not have resulted in goodwill impairments in any of these reporting units.

The aggregate amount of goodwill additions of $25 million was primarily attributable to $14 million for the purchase of Intermate A/S and $10 million for the purchase of Design2Launch in the second quarter of 2008, all within the Graphic Communications Group segment. Refer to Note 21, "Acquisitions."

Due to the realignment of the Kodak operating model and change in reporting structure, as described in Note 23, "Segment Information," effective January 1, 2008, the Company reassigned goodwill to its reportable segments using a relative fair value approach as required under SFAS No. 142, "Goodwill and Other Intangible Assets." Prior period amounts have been restated to reflect this reassignment.

During the second quarter of 2007, the Company identified a deferred tax asset in a non-U.S. subsidiary that was overstated at the date of acquisition, resulting in an increase in the value of goodwill of $24 million and is presented as a purchase accounting adjustment in the table above. In the fourth quarter of 2007, the Company recorded a $14 million increase in the value of goodwill to correct the purchase price allocations to property, plant and equipment and deferred tax assets in a non-U.S. subsidiary that was overstated at the date of acquisition. This correction is presented as a purchase accounting adjustment in the table above.

The divestiture in 2007 of $19 million relates to the sale of the Company's interest in Hermes Precisa Pty. Ltd. ("HPA"). See Note 22, "Discontinued Operations," for further details.

The gross carrying amount and accumulated amortization by major intangible asset category as of December 31, 2008 and 2007 were as follows:

(in millions)	As of December 31, 2008			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 333	$ 213	$ 120	7 years
Customer-related	276	156	120	10 years
Other	57	40	17	9 years
Total	$ 666	$ 409	$ 257	8 years

(in millions)	As of December 31, 2007			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 326	$ 166	$ 160	7 years
Customer-related	281	125	156	10 years
Other	82	36	46	8 years
Total	$ 689	$ 327	$ 362	8 years

During the fourth quarter of 2007, the Company announced its intention to dispose of its stake in Lucky Film Co., Ltd., and to terminate its manufacturing exclusivity agreement. In connection with this plan, the Company recorded an asset impairment charge against earnings of $46 million, which was included in Other operating expenses (income), net on the Consolidated Statement of Operations. As a result, other intangible assets and accumulated amortization were written down by $132 million and $86 million, respectively.

Amortization expense related to intangible assets was $80 million, $106 million, and $120 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Estimated future amortization expense related to purchased intangible assets as of December 31, 2008 was as follows (in millions):

2009	$ 72
2010	60
2011	41
2012	26
2013	13
2014+	45
Total	$ 257

NOTE 6: OTHER LONG-TERM ASSETS

(in millions)	As of December 31, 2008	As of December 31, 2007
Overfunded pension plans	$ 773	$ 2,454
Deferred income taxes, net of valuation allowance	506	636
Intangible assets	257	362
Non-current receivables	59	446
Other	133	240
Total	$ 1,728	$ 4,138

See Note 17, "Retirement Plans," for explanation of the decrease in the overfunded pension plans balance.

The reduction in non-current receivables was primarily due to an amendment of an intellectual property licensing agreement with an existing licensee executed during the third quarter of 2008. See Note 9, "Other Long-Term Liabilities."

The Other component above consists of other miscellaneous long-term assets that, individually, were less than 5% of the Company's total assets, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 7: ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(in millions)	As of December 31, 2008	As of December 31, 2007
Accounts payable, trade	$ 1,288	$ 1,233
Accrued employment-related liabilities	520	727
Accrued advertising and promotional expenses	416	541
Deferred revenue	217	414
Accrued restructuring liabilities	129	164
Other	697	715
Total	$ 3,267	$ 3,794

The Other component above consists of other miscellaneous current liabilities that, individually, were less than 5% of the Total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 8: SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings And Current Portion Of Long-Term Debt

The Company's short-term borrowings and current portion of long-term debt were as follows:

(in millions)	As of December 31, 2008	As of December 31, 2007
Current portion of long-term debt	$ 50	$ 300
Short-term bank borrowings	1	8
Total	$ 51	$ 308

The weighted-average interest rates for Short-term bank borrowings outstanding at December 31, 2008 and 2007 were 5.60% and 7.50%, respectively.

As of December 31, 2008, the Company and its subsidiaries, on a consolidated basis, maintained $1,049 million in committed bank lines of credit and $446 million in uncommitted bank lines of credit to ensure continued access to short-term borrowing capacity, as described further below.

Long-Term Debt, Including Lines of Credit

Long-term debt and related maturities and interest rates were as follows:

(in millions)			As of December 31,			
			2008		2007	
Country	Type	Maturity	Weighted-Average Interest Rate	Amount Outstanding	Weighted-Average Interest Rate	Amount Outstanding
U.S.	Medium-term	2008	-	$ -	3.63%	$ 250
U.S.	Term note	2006-2013	6.16%	43	6.16%	50
Germany	Term note	2006-2013	6.16%	171	6.16%	201
U.S.	Term note	2013	7.25%	500	7.25%	500
U.S.	Term note	2018	9.95%	3	9.95%	3
U.S.	Term note	2021	9.20%	10	9.20%	10
U.S.	Convertible	2033	3.38%	575	3.38%	575
				1,302		1,589
Current portion of long-term debt				(50)		(300)
Long-term debt, net of current portion				$ 1,252		$ 1,289

Annual maturities (in millions) of long-term debt outstanding at December 31, 2008 were as follows:

2009	$ 50
2010 (1)	620
2011	43
2012	40
2013	536
2014 and thereafter	13
Total	$ 1,302

(1) The outstanding debt of $620 million maturing in 2010 noted in the table above includes $575 million aggregate principal amount of Convertible Senior Notes due 2033 (the "Convertible Securities"). While the Convertible Securities are due in 2033, on October 15, 2010 the security holders will have the right to require the Company to purchase their Convertible Securities for cash at a price equal to 100% of the principal amount of the Convertible Securities, plus any accrued and unpaid interest. Because the Company believes it is probable that all, or nearly all, of the Convertible Securities will be redeemed by the security holders at that time, the full amount of the outstanding Convertible Securities is presented as maturing in 2010 in the table above.

Secured Credit Facilities

On October 18, 2005 the Company closed on $2.7 billion of Senior Secured Credit Facilities ("Secured Credit Facilities") under a Secured Credit Agreement ("Secured Credit Agreement") and associated Security Agreement and Canadian Security Agreement. The Secured Credit Facilities consisted of a $1.0 billion 5-Year Committed Revolving Credit Facility ("5-Year Revolving Credit Facility") expiring October 18, 2010 and $1.7 billion of Term Loan Facilities ("Term Facilities") expiring October 18, 2012. Due to the full repayment of the outstanding borrowings in 2007, the Term Facilities are no longer available for new borrowings.

The 5-Year Revolving Credit Facility can be used by Eastman Kodak Company ("U.S. Borrower") for general corporate purposes including the issuance of letters of credit. Amounts available under the facility can be borrowed, repaid and re-borrowed throughout the term of the facility provided the Company remains in compliance with covenants contained in the Secured Credit Agreement.

Pursuant to the Secured Credit Agreement and associated Security Agreement, each subsidiary organized in the U.S. jointly and severally guarantees the obligations under the Secured Credit Agreement and all other obligations of the Company and its subsidiaries to the Lenders. The guaranty is supported by the pledge of certain U.S. assets of the U.S. Borrower and the Company's U.S. subsidiaries including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of "Material Subsidiaries." Excluded from pledged assets are real property, "Principal Properties" and equity interests in "Restricted Subsidiaries," as defined in the Company's 1988 Indenture.

"Material Subsidiaries" are defined as those subsidiaries with revenues or assets constituting 5 percent or more of the consolidated revenues or assets of the corresponding borrower. Material Subsidiaries will be determined on an annual basis under the Secured Credit Agreement.

Pursuant to the Secured Credit Agreement and associated Canadian Security Agreement, Eastman Kodak Company and Kodak Graphic Communications Company ("KGCC", formerly Creo Americas, Inc.), jointly and severally guarantee the obligations of the Canadian Borrower, to the Lenders. Subsequently, KGCC has been merged into Eastman Kodak Company. Certain assets of the Canadian Borrower in Canada were also pledged, including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of the Canadian Borrower's Material Subsidiaries.

In addition, subject to various conditions and exceptions in the Secured Credit Agreement, in the event the Company sells assets for net proceeds totaling $75 million or more in any year, except for proceeds used within 12 months for reinvestments in the business of up to $300 million, proceeds from sales of assets used in the Company's non-digital products and services businesses to prepay or repay debt or pay cash restructuring charges within 12 months from the date of sale of the assets, or proceeds from the sale of inventory in the ordinary course of business, the amount in excess of $75 million must be applied to prepay loans under the Secured Credit Agreement.

The Company pays a commitment fee at an annual rate of 50.0 basis points on the undrawn balance of the 5-Year Revolving Credit Facility at the Company's current Secured credit rating of Ba3 and BB- from Moody's Investor Services, Inc. ("Moody's") and Standard & Poor's Rating Services ("S&P"), respectively. This fee amounts to $4 million annually, and is reported as Interest expense in the Consolidated Statement of Operations.

Interest rates for borrowings under the Secured Credit Agreement are dependent on the Company's Long Term Secured Credit Rating. The Company's Secured Credit Agreement contains various affirmative and negative covenants customary in a facility of this type, including two quarterly financial covenants: (1) a consolidated debt for borrowed money to a rolling four-quarter sum of consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (subject to adjustments to exclude any extraordinary income or losses, as defined by the Secured Credit Agreement, interest income and certain non-cash items of income and expense) ratio of not greater than: 3.5 to 1 as of December 31, 2006 and thereafter, and (2) a consolidated EBITDA to consolidated interest expense (subject to adjustments to exclude interest expense not related to borrowed money) ratio, on a rolling four-quarter basis, of no less than 3.0 to 1. As of December 31, 2008, the Company maintained a substantial cash balance and was in full compliance with all covenants, including the two financial covenants, associated with its Secured Credit Agreement. The Company maintains this credit arrangement in order to provide additional financial flexibility. As of December 31, 2008, there was no debt outstanding and $131 million of letters of credit issued, which are not considered debt for borrowed money under the agreement, but do reduce the Company's borrowing capacity under the Secured Credit Agreement by this amount.

Based on the Company's current financial forecasts, it is reasonably likely that the Company could breach its financial covenants in the first quarter of 2009 unless an appropriate amendment or waiver is obtained. The Company is currently negotiating with its lenders to ensure it has continued access to a Secured Credit Agreement, with the goal to have an amended credit facility in place by the end of the first quarter.

In the event that the Company is unable to successfully re-negotiate the terms of the Secured Credit Agreement, and the Company breaches the financial covenants, the Company may be required to cash collateralize approximately $131 million of outstanding letters of credit. A breach of the financial covenants would not accelerate the maturity of any of the Company's existing outstanding debt. However, should the Company lose access to its revolving credit facility under the Secured Credit Agreement, it would lose the additional financial flexibility provided by the facility. Based on its current financial position and expected economic performance, the Company does not believe that its liquidity will be materially affected by an inability to access external sources of financing. However, the Company's goal is to complete its negotiation and amendment prior to covenant compliance testing for the first quarter of 2009.

In addition to the 5-Year Revolving Credit Facility, the Company has other committed and uncommitted lines of credit as of December 31, 2008 totaling $49 million and $446 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, letters of credit, guarantee lines, and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowings against these other committed and uncommitted lines of credit at December 31, 2008 were $4 million and $0, respectively. These outstanding borrowings are reflected in Short-term borrowings and current portion of long-term debt in the accompanying Consolidated Statement of Financial Position at December 31, 2008.

At December 31, 2008, the Company had outstanding letters of credit totaling $133 million and surety bonds in the amount of $62 million primarily to ensure the payment of possible casualty and workers' compensation claims, environmental liabilities, and to support various customs and trade activities.

Debt Shelf Registration and Convertible Securities

On September 5, 2003, the Company filed a shelf registration statement on Form S-3 (the primary debt shelf registration) for the issuance of up to $2.65 billion of new debt securities, including $650 million of remaining unsold debt securities under a prior shelf registration statement, pursuant to Rule 429 under the Securities Act of 1933. On October 10, 2003, the Company completed the offering and sale of $500 million aggregate principal amount of Senior Notes due 2013 (the "Notes"), which was made pursuant to the Company's debt shelf registration. The remaining unused balance under the Company's debt shelf was subsequently $2.15 billion. This existing shelf registration expired in December 2008. The Company is currently evaluating the need to renew the shelf registration.

Concurrent with the sale of the Notes, on October 10, 2003, the Company completed the private placement of $575 million aggregate principal amount of Convertible Senior Notes due 2033 (the "Convertible Securities") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Interest on the Convertible Securities accrues at the rate of 3.375% per annum and is payable semiannually. The Convertible Securities are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. As a condition of the private placement, on January 6, 2004 the Company filed a shelf registration statement under the Securities Act of 1933 relating to the resale of the Convertible Securities and the common stock to be issued upon conversion of the Convertible Securities pursuant to a registration rights agreement, and made this shelf registration statement effective on February 6, 2004.

The Convertible Securities contain a number of conversion features that include substantive contingencies. The Convertible Securities are convertible by the holders at an initial conversion rate of 32.2373 shares of the Company's common stock for each $1,000 principal amount of the Convertible Securities, which is equal to an initial conversion price of $31.02 per share. The initial conversion rate of 32.2373 is subject to adjustment for: (1) stock dividends, (2) subdivisions or combinations of the Company's common stock, (3) issuance to all holders of the Company's common stock of certain rights or warrants to purchase shares of the Company's common stock at less than the market price, (4) distributions to all holders of the Company's common stock of shares of the Company's capital stock or the Company's assets or evidences of indebtedness, (5) cash dividends in excess of the Company's current cash dividends, or (6) certain payments made by the Company in connection with tender offers and exchange offers.

The holders may convert their Convertible Securities, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter, if the price of the Company's common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during a 30 consecutive trading day period ending on the last trading day of the previous calendar quarter; (2) during any five consecutive trading day period following any 10 consecutive trading day period in which the trading price of the Convertible Securities for each day of such period is less than 105% of the conversion value, and the conversion value for each day of such period was less than 95% of the principal amount of the Convertible Securities (the "Parity Clause"); (3) if the Company has called the Convertible Securities for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; and (5) if the Senior Unsecured credit rating assigned to the Convertible Securities by either Moody's or S&P is lower than Ba2 or BB, respectively, or if the Convertible Securities are no longer rated by at least one of these services or their successors (the "Credit Rating Clause"). At the Company's current credit rating, the Convertible Securities may be converted by their holders.

The Company may redeem some or all of the Convertible Securities at any time on or after October 15, 2010 at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest. Upon a call for redemption by the Company, a conversion trigger is met whereby the holder of each $1,000 Convertible Senior Note may convert such note to shares of the Company's common stock.

The holders have the right to require the Company to purchase their Convertible Securities for cash at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028, or upon a fundamental change as described in the offering memorandum filed under Rule 144A in conjunction with the private placement of the Convertible Securities. As noted above, the Company believes it is probable that all, or nearly all, of the Convertible Securities will be redeemed by the security holders on October 15, 2010. As a result, the full amount of the outstanding Convertible Securities is presented as maturing in 2010 in the debt maturity table above. As of December 31, 2008, the Company has sufficient treasury stock to cover potential future conversions of these Convertible Securities into 18,536,447 shares of common stock.

NOTE 9: OTHER LONG-TERM LIABILITIES

(in millions)	As of December 31, 2008	2007
Deferred royalty revenue from licensees	$ 65	$ 350
Non-current tax-related liabilities	474	445
Environmental liabilities	115	125
Deferred compensation	68	102
Asset retirement obligations	67	64
Other	333	365
Total	$ 1,122	$ 1,451

The reduction in Deferred royalty revenue from licensees was primarily due to an amendment of an intellectual property licensing agreement with an existing licensee. Revenue related to this arrangement was previously being recognized over the term of the original agreement. The amendment relieved the Company of its continuing obligations that were to be performed over the term of the previous agreement. This amendment also resulted in the recognition of previously deferred royalty revenue offset by the elimination of a long-term note receivable of approximately the same amount. See Note 6, "Other Long-Term Assets." The terms of the amendment resulted in immediate recognition of royalty revenue in addition to previously recognized revenue under the original agreement. Revenue for the year ended December 31, 2008 related to the amended agreement was $112 million net of fees and revenue deferred under the amended agreement, the proceeds for which will be received in 2009.

The Other component above consists of other miscellaneous long-term liabilities that, individually, were less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Environmental

Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	For the Year Ended December 31, 2008	2007	2006
Recurring costs for pollution prevention and waste treatment	$ 35	$ 49	$ 63
Capital expenditures for pollution prevention and waste treatment	2	4	3
Site remediation costs	3	4	2
Total	$ 40	$ 57	$ 68

Environmental expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Costs that are capital in nature and that provide future benefits are capitalized. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

At December 31, 2008 and 2007, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $115 million and $125 million, respectively. These amounts were reported in Other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act ("RCRA") at Eastman Business Park (formerly known as Kodak Park) in Rochester, NY. The Company is currently in the process of completing, and in many cases has completed, RCRA Facility Investigations ("RFI"), Corrective Measures Studies (CMS) and Corrective Measures Implementation ("CMI") for areas at the site. At December 31, 2008, estimated future investigation and remediation costs of $63 million were accrued for this site, the majority of which relates to long-term operation, maintenance of remediation systems and monitoring costs.

In addition, the Company has accrued for obligations with estimated future investigation, remediation and monitoring costs of $12 million relating to other operating sites, $21 million at sites associated with former operations, and $19 million of retained obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next twenty-seven years for many of the sites. For these known environmental liabilities, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-06, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes investigations, equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency ("EPA") and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators, and has upgraded its industrial sewer system. The Company submitted a certification stating that it has completed the requirements of the Consent Decree, and expects to receive an acknowledgement of completion from the EPA in the first quarter of 2009. No further capital expenditures are expected under this program, but Kodak is required to continue the sewer inspection program until the Decree is closed by the Court. Costs associated with the sewer inspection program are not material.

The Company is presently designated as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Law"), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at eight Superfund sites. With respect to each of these sites, the Company's liability is minimal. In addition, the Company has been identified as a PRP in connection with the non-imaging health businesses in two active Superfund sites. Numerous other PRPs have also been designated at these sites. Although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of costs does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues.

Estimates of the amount and timing of future costs of environmental remediation requirements are by their nature imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Asset Retirement Obligations

As of December 31, 2008 and 2007, the Company has recorded approximately $67 million and $64 million, respectively, of asset retirement obligations within Other long-term liabilities in the accompanying Consolidated Statement of Financial Position. The Company's asset retirement obligations primarily relate to asbestos contained in buildings that the Company owns. In many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. Otherwise, the Company is not required to remove the asbestos from its buildings. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value. The Company does not have a liability recorded related to every building that contains asbestos because the Company cannot estimate the fair value of its obligation for certain buildings due to a lack of sufficient information about the range of time over which the obligation may be settled through demolition, renovation or sale of the building.

The following table provides asset retirement obligation activity:

	For the Year Ended December 31,		
(in millions)	2008	2007	2006
Asset retirement obligations as of January 1	$ 64	$ 92	$ 73
Liabilities incurred in the current period	9	24	34
Liabilities settled in the current period	(9)	(55)	(30)
Accretion expense	3	3	16
Other	-	-	(1)
Asset retirement obligations as of December 31	$ 67	$ 64	$ 92

Other Commitments and Contingencies

The Company has entered into noncancelable agreements with several companies, which provide Kodak with products and services to be used in its normal operations. These agreements are related to supplies, production and administrative services, as well as marketing and advertising. The terms of these agreements cover the next one to thirteen years. The minimum payments for obligations under these agreements are approximately $479 million in 2009, $207 million in 2010, $122 million in 2011, $49 million in 2012, $33 million in 2013 and $31 million in 2014 and thereafter.

Rental expense, net of minor sublease income, amounted to $117 million in 2008, $130 million in 2007 and $160 million in 2006. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $96 million in 2009, $81 million in 2010, $65 million in 2011, $49 million in 2012, $28 million in 2013 and $68 million in 2014 and thereafter.

In December 2003, the Company sold a property in France for approximately $65 million, net of direct selling costs, and then leased back a portion of this property for a nine-year term. In accordance with SFAS No. 98, "Accounting for Leases," the entire gain on the property sale of approximately $57 million was deferred and no gain was recognizable upon the closing of the sale as the Company's continuing involvement in the property is deemed to be significant. As a result, the Company is accounting for the transaction as a financing. Future minimum lease payments under this noncancelable lease commitment are approximately $5 million per year for 2009 through 2012.

The Company's Brazilian operations are involved in governmental assessments in various stages of litigation related to indirect and other taxes. The Company is disputing these tax matters and intends to vigorously defend the Company's position. Based on the opinion of legal counsel, management does not believe that the ultimate resolution of these matters will materially impact the Company's results of operations, financial position or cash flows. The Company routinely assesses all these matters as to the probability of ultimately incurring a liability in its Brazilian operations and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

The Company recorded in the fourth quarter of 2008 a contingency accrual of approximately $20 million related to employment litigation matters. The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs, employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered that could adversely affect the Company's operating results or cash flow in a particular period.

NOTE 11: GUARANTEES

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of product and equipment from the Company. At December 31, 2008, the maximum potential amount of future payments (undiscounted) that the Company could be required to make under these customer-related guarantees was $75 million. At December 31, 2008, the carrying amount of any liability related to these customer guarantees was not material.

The customer financing agreements and related guarantees, which mature between 2009 and 2013, typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees. However, any proceeds received from the liquidation of these assets are not expected to be material and would not cover the maximum potential amount of future payments under these guarantees.

Eastman Kodak Company ("EKC") also guarantees amounts owed to banks and other third parties for some of its consolidated subsidiaries. The maximum amount guaranteed is $509 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and current portion of long-term debt, and long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $189 million. These guarantees expire in 2009 through 2013. Pursuant to the terms of the Company's $2.7 billion Senior Secured Credit Agreement dated October 18, 2005, obligations under the $2.7 billion Secured Credit Facilities (the "Credit Facilities") and other obligations of the Company and its subsidiaries to the Credit Facilities' lenders are guaranteed.

During the fourth quarter of 2007, EKC issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees (the "Trustees") of the Kodak Pension Plan of the United Kingdom (the "Plan"). Under this arrangement, EKC guarantees to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make plan benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. The guarantee expires upon the conclusion of the funding valuation for the period ending December 31, 2015 whereby the Plan achieves full funded status or earlier, in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are typically performed at least every three years. The limit of potential future payments is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee. Currently, the Plan's local funding valuation is in process and expected to be completed in March 2009. In conjunction with that funding valuation process, EKC and the Subsidiary are in discussions with the Trustees regarding the amount of future annual contributions and the date by which the Plan will achieve full funded status. These negotiations may require changes to the existing guarantee described above. The funding status of the Plan is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

Indemnifications

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2008 was not material to the Company's financial position, results of operations or cash flows.

Warranty Costs

The Company has warranty obligations in connection with the sale of its products and equipment. The original warranty period is generally one year or less. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. The change in the Company's accrued warranty obligations balance, which is reflected in Accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)		
Accrued warranty obligations as of December 31, 2006	$	39
Actual warranty experience during 2007		(46)
2007 warranty provisions		51
Accrued warranty obligations as of December 31, 2007	$	44
Actual warranty experience during 2008		(43)
2008 warranty provisions		64
Accrued warranty obligations as of December 31, 2008	$	65

The Company also offers its customers extended warranty arrangements that are generally one year, but may range from three months to three years after the original warranty period. The Company provides repair services and routine maintenance under these arrangements. The Company has not separated the extended warranty revenues and costs from the routine maintenance service revenues and costs, as it is not practicable to do so. Therefore, these revenues and costs have been aggregated in the presentation below. The change in the Company's deferred revenue balance in relation to these extended warranty and routine maintenance arrangements, which is reflected in Accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)		
Deferred revenue as of December 31, 2006	$	143
New extended warranty and maintenance arrangements in 2007		396
Recognition of extended warranty and maintenance arrangement revenue in 2007		(391)
Deferred revenue as of December 31, 2007	$	148
New extended warranty and maintenance arrangements in 2008		387
Recognition of extended warranty and maintenance arrangement revenue in 2008		(382)
Deferred revenue as of December 31, 2008	$	153

Costs incurred under these extended warranty and maintenance arrangements for the years ended December 31, 2008 and 2007 amounted to $175 million and $180 million, respectively.

NOTE 12: FINANCIAL INSTRUMENTS

The following table presents the carrying amounts of the assets (liabilities) and the estimated fair values of financial instruments:

(in millions)	As of December 31, 2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities:				
Available-for-sale (1)	$ 7	$ 7	$ 7	$ 7
Held-to-maturity (2)	12	12	30	30
Long-term borrowings, net of current portion (2)	(1,252)	(926)	(1,289)	(1,285)
Foreign currency forward contracts with unrealized gains (1)	18	18	10	10
Foreign currency forward contracts with unrealized losses (1)	(83)	(83)	(32)	(32)
Silver forward contracts with unrealized gains (1)	1	1	3	3
Silver forward contracts with unrealized losses (1)	(4)	(4)	-	-

(1) Recorded at fair value.

(2) Recorded at historical cost.

The fair values of marketable securities are determined using quoted prices in active markets for identical assets (Level 1 fair value measurements). Fair values for the Company's forward contracts are determined using significant other observable inputs (Level 2 fair value measurements), and are based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration of the contracts. The fair values of long-term borrowings are determined by reference to quoted market prices, if available, or by pricing models based on the value of related cash flows discounted at current market interest rates. The carrying values of cash and cash equivalents, trade receivables, short-term borrowings and payables approximate their fair values.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in Other income (charges), net in the accompanying Consolidated Statement of Operations. The effects of foreign currency transactions, including related hedging activities, were net gains of $7 million and $2 million and a net loss of $1 million in the years 2008, 2007, and 2006, respectively.

Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. The Company does not utilize financial instruments for trading or other speculative purposes.

Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices and interest rates, which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments. The fair values of these derivative contracts are reported in Other current assets, Accounts payable and other current liabilities, or Other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2008 was not significant to the Company.

Foreign Currency Forward Contracts

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through net (loss) earnings at the same time that the exposed assets and liabilities are remeasured through net (loss) earnings (both in Other income (charges), net). The majority of the contracts of this type held by the Company are denominated in euros.

Silver Forward Contracts

The Company has entered into silver forward contracts that are designated as cash flow hedges of price risk related to forecasted worldwide silver purchases. The fair values of silver forward contracts are reported in Other current assets and/or Accounts payable and current liabilities, and the effective portion of the gain or loss on the derivative is recorded in Accumulated other comprehensive income (loss). Hedge gains and losses are reclassified into Cost of goods sold as the related silver-containing products are sold to third parties. These gains (losses) transferred to Cost of goods sold are generally offset by increased (decreased) costs of silver purchased in the open market. As of December 31, 2008, the fair value of open silver forward contracts was an unrealized net loss of $3 million, which is included in Accumulated other comprehensive income (loss). If this amount were to be realized, all of it would be reclassified into Cost of goods sold during the next twelve months. Additionally, realized losses of $3 million (pre-tax), related to closed silver contracts, have been deferred in Accumulated other comprehensive income (loss). These gains will be reclassified into Cost of goods sold as the related silver-containing products are sold, all within the next twelve months. During 2008, realized gains of $8 million (pre-tax) were reclassified from Accumulated other comprehensive income (loss) to Cost of goods sold. Hedge ineffectiveness was insignificant.

NOTE 13: OTHER OPERATING EXPENSES (INCOME), NET

(in millions)	For the Year Ended December 31, 2008	2007	2006
Expenses (income):			
Goodwill impairment (1)	$ 785	$ -	$ -
Long-lived asset impairments (1)	4	56	11
Gains related to the sales of assets and businesses	(25)	(158)	(70)
Other	2	6	-
Total	$ 766	$ (96)	$ (59)

(1) Refer to Note 5, "Goodwill and Other Intangible Assets."

NOTE 14: OTHER INCOME (CHARGES), NET

(in millions)	For the Year Ended December 31, 2008	2007	2006
Income (charges):			
Interest income	$ 71	$ 95	$ 59
Gain (loss) on foreign exchange transactions	7	2	(1)
Support for an educational institution	(10)	-	-
Loss on early extinguishment of debt	-	-	(9)
MUTEC equity method investment impairment	(4)	(5)	-
Other	(9)	(5)	16
Total	$ 55	$ 87	$ 65

NOTE 15: INCOME TAXES

The components of loss from continuing operations before income taxes and the related (benefit) provision for U.S. and other income taxes were as follows:

(in millions)	For the Year Ended December 31, 2008	2007	2006
(Loss) earnings from continuing operations before income taxes:			
U.S.	$ (382)	$ (354)	$ (559)
Outside the U.S.	(492)	98	(24)
Total	$ (874)	$ (256)	$ (583)
U.S. income taxes:			
Current (benefit) provision	$ (278)	$ (237)	$ 196
Deferred provision (benefit)	15	11	(145)
Income taxes outside the U.S.:			
Current provision	72	141	100
Deferred provision	38	49	38
State and other income taxes:			
Current provision (benefit)	7	(15)	45
Deferred benefit	(1)	-	(13)
Total (benefit) provision	$ (147)	$ (51)	$ 221

The differences between income taxes computed using the U.S. federal income tax rate and the (benefit) provision for income taxes for continuing operations were as follows:

(in millions)	For the Year Ended December 31, 2008	2007	2006
Amount computed using the statutory rate	$ (306)	$ (90)	$ (204)
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	4	(15)	32
Export sales and manufacturing credits	-	-	(10)
Foreign tax credits benefitted	-	(76)	-
Impact of goodwill impairment	229	-	-
Operations outside the U.S.	31	54	40
Valuation allowance	146	152	393
Tax settlements and adjustments, including interest	(248)	(65)	(10)
Other, net	(3)	(11)	(20)
(Benefit) provision for income taxes	$ (147)	$ (51)	$ 221

In June 2008, the Company received a tax refund from the U.S. Internal Revenue Service ("IRS") of $581 million. The refund is related to the audit of certain claims filed for tax years 1993-1998, and is composed of a refund of past federal income taxes paid of $306 million and $275 million of interest earned on the refund. The federal tax refund claim related primarily to a 1994 loss recognized on the Company's sale of stock of a subsidiary, Sterling Winthrop Inc., which was originally disallowed under IRS regulations in effect at that time. The IRS subsequently issued revised regulations that served as the basis for this refund.

The refund had a positive impact of $565 million on the Company's net earnings for the year ended December 31, 2008. Of the $565 million increase in net earnings, $295 million related to the 1994 sale of Sterling Winthrop Inc., which was reflected in earnings from discontinued operations, net of income taxes. The balance of $270 million, which represents interest, was reflected in loss from continuing operations and is included in the "Tax settlements and adjustments, including interest" line item above. The difference between the cash refund received of $581 million and the positive net earnings impact of $565 million represented incremental state tax expense incurred and the release of an existing income tax receivable related to the refund.

Deferred Tax Assets and Liabilities

The significant components of deferred tax assets and liabilities were as follows:

(in millions)	As of December 31, 2008	As of December 31, 2007
Deferred tax assets		
Pension and postretirement obligations	$ 534	$ 347
Restructuring programs	28	44
Foreign tax credit	270	209
Investment tax credits	168	211
Employee deferred compensation	84	147
Tax loss carryforwards	912	577
Other deferred revenue	35	218
Other	482	455
Total deferred tax assets	$ 2,513	$ 2,208
Deferred tax liabilities		
Depreciation	59	85
Leasing	58	66
Inventories	16	49
Other	136	112
Total deferred tax liabilities	269	312
Net deferred tax assets before valuation allowance	2,244	1,896
Valuation allowance	1,665	1,249
Net deferred tax assets	$ 579	$ 647

Deferred tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

(in millions)	As of December 31, 2008	As of December 31, 2007
Other current assets	$ 114	$ 120
Other long-term assets	506	636
Accrued income and other taxes	(4)	(87)
Other long-term liabilities	(37)	(22)
Net deferred tax assets	$ 579	$ 647

As of December 31, 2008, the Company had available domestic and foreign net operating loss carryforwards for income tax purposes of approximately $3,052 million, of which approximately $574 million have an indefinite carryforward period. The remaining $2,478 million expire between the years 2009 and 2028. Utilization of these net operating losses may be subject to limitations in the event of significant changes in stock ownership of the Company. As of December 31, 2008, the Company had unused foreign tax credits and investment tax credits of $270 million and $168 million, respectively, with various expiration dates through 2028.

The Company has been granted a tax holiday in a certain jurisdiction in China that became effective when the net operating loss carryforwards were fully utilized. For 2007, the Company's tax rate was 7.5%, which is 50% of the normal 15% tax rate for the jurisdiction in which Kodak operates. As a result of new legislation effective for 2008, the corporate income rate increased to 9%, which was 50% of the new 2008 tax rate of 18%. Thereafter, the Company's tax rate will be phased in until ultimately reaching a rate of 25% in 2012.

Retained earnings of subsidiary companies outside the U.S. were approximately $1,790 million and $1,675 million as of December 31, 2008 and 2007, respectively. Deferred taxes have not been provided on such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings, and it is not practicable to determine the related deferred tax liability. However, the Company periodically repatriates a portion of these earnings to the extent that it can do so tax-free, or at minimal cost.

The Company's valuation allowance as of December 31, 2008 was $1,665 million. Of this amount, $378 million was attributable to the Company's net deferred tax assets outside the U.S. of $722 million, and $1,287 million related to the Company's net deferred tax assets in the U.S. of $1,522 million, which the Company believes it is not more likely than not that the assets will be realized. The net deferred tax assets in excess of the valuation allowance of $579 million relate primarily to net operating loss carryforwards and certain tax credits which the Company believes it is more likely than not that the assets will be realized.

For the year ended December 31, 2007, the Company recorded a tax benefit in continuing operations primarily as a result of the realization of current year losses due to the recognition of an offsetting tax expense on the pre-tax gain on discontinued operations.

The valuation allowance as of December 31, 2007 was $1,249 million. Of this amount, $323 million related to the Company's net deferred tax assets outside the U.S. of $731 million, and $926 million related to the Company's net deferred tax assets in the U.S. of $1,165 million, which the Company believes it is not more likely than not that the assets will be realized. The net deferred tax assets in excess of the valuation allowance of $647 million related primarily to net operating loss carryforwards and certain tax credits which the Company believed were more likely than not to be realized.

Accounting for Uncertainty in Income Taxes ("FIN 48")

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. As a result of the implementation of FIN 48, there was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2007 balance of retained earnings.

The following is a rollforward of the Company's liability for income taxes associated with unrecognized tax benefits:

(in millions)

Balance as of January 1, 2007	$	305
Tax positions related to 2007:		
Additions		59
Reductions		-
Tax positions related to years prior to 2007:		
Additions		45
Reductions		(101)
Settlements		(4)
Lapses in statutes of limitations		(1)
Balance as of December 31, 2007	$	303
Balance as of January 1, 2008	$	303
Tax positions related to 2008:		
Additions		54
Reductions		-
Tax positions related to years prior to 2008:		
Additions		16
Reductions		(74)
Settlements		(3)
Lapses in statutes of limitations		-
Balance as of December 31, 2008	$	296

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax (benefit) expense. During the years ended December 31, 2008 and 2007, the Company recognized interest and penalties of approximately $10 million and $10 million, respectively, in income tax (benefit) expense. Additionally, the Company had approximately $61 million and $51 million of interest and penalties associated with uncertain tax benefits accrued as of December 31, 2008 and 2007, respectively.

If the unrecognized tax benefits were recognized, they would favorably affect the effective income tax rate in any future periods. Consistent with the provisions of FIN 48, the Company has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. These noncurrent income tax liabilities are recorded in Other long-term liabilities in the Consolidated Statement of Financial Position. Current liabilities are recorded in Accrued income and other taxes in the Consolidated Statement of Financial Position.

It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of ongoing audits or the expiration of statutes of limitations. Settlements could range from $0 to $50 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2009 in certain foreign jurisdictions that could have a significant earnings impact. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2000. The Company's U.S. tax matters for the years 2001 through 2007 remain subject to examination by the IRS. Substantially all material state, local, and foreign income tax matters have been concluded for years through 2000. The Company's tax matters for the years 2001 through 2007 remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities.

During 2008, the Company received a tax refund from the IRS of $581 million related to the audit of certain claims filed for tax years 1993-1998. The components of this refund and the impact of this refund on the Company's net (loss) earnings are discussed in more detail above.

During 2007, the Company reached a settlement with the IRS covering tax years 1999-2000. As a result, the Company recognized a tax benefit from continuing operations in the United States of $17 million, including interest. Also during 2007, the Company reached a settlement with the taxing authorities in two locations outside of the U.S. resulting in a tax benefit of $76 million. No other material settlements were reached during 2007.

NOTE 16: RESTRUCTURING AND RATIONALIZATION LIABILITIES

Restructuring and Ongoing Rationalization Reserve Activity

The activity in the accrued balances and the non-cash charges and credits incurred in relation to restructuring programs and ongoing rationalization activities during the three years ended December 31, 2008 were as follows:

(in millions)	Severance Reserve	Exit Costs Reserve	Long-lived Asset Impairments and Inventory Write-downs	Accelerated Depreciation	Total
Balance at December 31, 2005	$ 273	$ 36	$ -	$ -	$ 309
2006 charges - continuing operations	266	66	97	273	702
2006 charges - discontinued operations	52	3	3	12	70
2006 reversals - continuing operations	(3)	(1)	-	-	(4)
2006 cash payments/utilization	(418)	(70)	(100)	(285)	(873)
2006 other adj. & reclasses	58	1	-	-	59
Balance at December 31, 2006	228	35	-	-	263
2007 charges - continuing operations	145	129	282	107	663
2007 charges - discontinued operations	20	4	-	-	24
2007 reversals - continuing operations	(1)	-	-	-	(1)
2007 reversals - discontinued operations	-	(1)	-	-	(1)
2007 cash payments/utilization	(289)	(135)	(282)	(107)	(813)
2007 other adj. & reclasses	26	3	-	-	29
Balance at December 31, 2007	129	35	-	-	164
					-
2008 charges - continuing operations (1)	122	14	16	6	158
2008 reversals - continuing operations	(6)	(3)	-	-	(9)
2008 cash payments/utilization (2)	(111)	(22)	(16)	(6)	(155)
2008 other adjustments & reclasses (3)	(25)	(3)	-	-	(28)
Balance at December 31, 2008 (4)	$ 109	$ 21	$ -	$ -	$ 130

(1) Severance reserve includes charges of $139 million, offset by net curtailment gains related to these actions of $17 million.

(2) During the year ended December 31, 2008, the Company made cash payments of approximately $143 million related to restructuring and rationalization. Of this amount, $133 million was paid out of restructuring liabilities, while $10 million was paid out of Pension and other postretirement liabilities.

(3) Includes $23 million of severance related charges for pension plan curtailments, settlements, and special termination benefits, which are reflected in Pension and other postretirement liabilities and Other long-term assets in the Consolidated Statement of Financial Position. The remaining amounts are primarily related to foreign currency translation adjustment.

(4) The Company expects to utilize the majority of the December 31, 2008 accrual balance in 2009.

The actual charges for restructuring and ongoing rationalization initiatives are recorded in the period in which the Company commits to formalized restructuring or ongoing rationalization plans, or executes the specific actions contemplated by the plans and all criteria for liability recognition under the applicable accounting guidance have been met.

2008 Activity

The Company recognizes the need to continually rationalize its workforce and streamline its operations to remain competitive in the face of an ever-changing business and economic climate. For 2008, these initiatives were referred to as ongoing rationalization activities.

The Company recorded $149 million of charges, net of reversals, including $6 million of charges for accelerated depreciation and $3 million of charges for inventory write-downs, which were reported in Cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The remaining costs incurred, net of reversals, of $140 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

The severance costs related to the elimination of approximately 2,350 positions, including approximately 375 photofinishing, 1,050 manufacturing, 175 research and development, and 750 administrative positions. The geographic composition of the positions eliminated includes approximately 1,450 in the United States and Canada, and 900 throughout the rest of the world.

The charges, net of reversals, of $149 million recorded in 2008 included $36 million applicable to the FPEG segment, $42 million applicable to the CDG segment, $49 million applicable to the GCG segment, and $22 million that was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

As a result of these initiatives, severance payments will be paid during periods through 2009 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. In addition, certain exit costs, such as long-term lease payments, will be paid over periods throughout 2009 and beyond.

2009 Program

On December 17, 2008, the Company committed to a plan to implement a targeted cost reduction program (the 2009 Program) to more appropriately size the organization as a result of the current economic environment. The program involves rationalizing selling, administrative, research and development, supply chain and other business resources in certain areas and consolidating certain facilities.

In connection with the 2009 Program, the Company expects to incur total restructuring charges in the range of $250 million to $300 million, including $225 million to $265 million of cash related charges for termination benefits and other exit costs, and $25 million to $35 million of non-cash related accelerated depreciation and asset write-offs. The 2009 Program will require expenditures from corporate cash in the range of $125 million to $175 million, as most of the termination benefits for U.S. employees will be provided in the form of special retirement benefits (Special Termination Program (STP) benefits) payable from the Company's over-funded U.S. pension plan. The majority of the actions contemplated by the 2009 Program will be completed in the first half of 2009, with all actions under the program expected to be completed by the end of 2009. The 2009 Program is expected to result in employment reductions in the range of 2,000 to 3,000 positions when complete. When combined with rationalization actions taken in late 2008, the Company expects to reduce its worldwide employment by between 3,500 and 4,500 positions during 2009, approximately 14% to 18% of its total workforce.

NOTE 17: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory defined benefit plan, the Kodak Retirement Income Plan ("KRIP"), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus any additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the trust fund are held for the sole benefit of participating employees and retirees. They are comprised of corporate equity and debt securities, U.S. government securities, partnership investments, interests in pooled funds, real estate, and various types of interest rate, foreign currency and equity market financial instruments.

In March 1999, the Company amended the KRIP to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the traditional KRIP plan or the Cash Balance plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in the Cash Balance plan and the Company's defined contribution plan, the Savings and Investment Plan ("SIP"), the Company matched dollar-for-dollar on the first 1% contributed to SIP and $.50 for each dollar on the next 4% contributed. Company contributions to SIP were $13 million, $14 million, and $15 million for 2008, 2007, and 2006, respectively. The Company suspended its matching contribution for 2009.

The Company also sponsors unfunded defined benefit plans for certain U.S. employees, primarily executives. The benefits of these plans are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP. Employees covered by the Cash Balance plan also receive an additional benefit equal to 3% of their annual pensionable earnings. The Company suspended this additional benefit for 2009.

Many subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

The measurement date used to determine the pension obligation for all funded and unfunded U.S. and Non-U.S. defined benefit plans is December 31.

Information regarding the major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	2008		2007	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 4,963	$ 4,236	$ 5,557	$ 4,067
Acquisitions/divestitures	3	-	-	4
Service cost	54	20	71	27
Interest cost	307	219	304	205
Participant contributions	-	6	-	10
Plan amendment	3	(7)	7	-
Benefit payments	(576)	(255)	(408)	(274)
Actuarial (gain) loss	(186)	(396)	47	51
Curtailments	(2)	(2)	(97)	(33)
Settlements	-	(7)	(579)	(51)
Special termination benefits	36	4	61	14
Currency adjustments	-	(801)	-	216
Projected benefit obligation at December 31	$ 4,602	$ 3,017	$ 4,963	$ 4,236
Change in Plan Assets				
Fair value of plan assets at January 1	$ 7,098	$ 3,641	$ 6,820	$ 3,419
Acquisitions/divestitures	-	-	-	2
Actual (loss) return on plan assets	(1,453)	(495)	1,227	260
Employer contributions	29	72	38	74
Participant contributions	-	6	-	10
Settlements	-	(7)	(579)	(57)
Benefit payments	(576)	(255)	(408)	(274)
Currency adjustments	-	(601)	-	207
Fair value of plan assets at December 31	$ 5,098	$ 2,361	$ 7,098	$ 3,641
Over (Under) Funded Status at December 31	$ 496	$ (656)	$ 2,135	$ (595)
Accumulated benefit obligation at December 31	$ 4,392	$ 2,936	$ 4,708	$ 4,097

The significant decline in funded status was primarily due to plan asset performance.

Amounts recognized in the Consolidated Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

(in millions)	As of December 31, 2008 U.S.	2008 Non-U.S.	2007 U.S.	2007 Non-U.S.
Other long-term assets	$ 717	$ 48	$ 2,353	$ 105
Accounts payable and other current liabilities	(22)	(1)	(22)	(1)
Pension and other postretirement liabilities	(199)	(703)	(196)	(699)
Net amount recognized	$ 496	$ (656)	$ 2,135	$ (595)

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of plan assets follows:

(in millions)	As of December 31, 2008 U.S.	2008 Non-U.S.	2007 U.S.	2007 Non-U.S.
Projected benefit obligation	$ 343	$ 2,692	$ 218	$ 3,319
Accumulated benefit obligation	331	2,623	211	3,203
Fair value of plan assets	122	1,990	-	2,624

Amounts recognized in Accumulated other comprehensive income (loss) for all major funded and unfunded U.S. and Non-U.S. defined benefit plans consisted of:

(in millions)	As of December 31, 2008 U.S.	2008 Non-U.S.	2007 U.S.	2007 Non-U.S.
Net transition obligation	$ -	$ 1	$ -	$ 1
Prior service cost (credit)	10	(4)	7	3
Net actuarial (gain) loss	839	922	(977)	871
Total	$ 849	$ 919	$ (970)	$ 875

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) during 2008 for all major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	U.S.	Non-U.S.
Newly established loss	$ 1,810	$ 360
Newly established prior service cost (credit)	3	(7)
Amortization of:		
Prior service cost	(1)	(1)
Net actuarial loss	(4)	(48)
Prior service cost recognized due to curtailment	1	-
Net curtailment gain not recognized in expense	10	4
Net gain recognized in expense due to settlements	-	(11)
Total amount recognized in Other comprehensive income (loss)	$ 1,819	$ 297

The estimated actuarial loss and prior service cost that will be amortized from Accumulated other comprehensive income (loss) into net periodic pension cost over the next year for all major plans is $18 million and $2 million, respectively.

Pension (income) expense from continuing operations for all defined benefit plans included:

(in millions)	For the Year Ended December 31,					
	2008		2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Major defined benefit plans:						
Service cost	$ 54	$ 20	$ 71	$ 27	$ 92	$ 35
Interest cost	307	219	304	205	325	180
Expected return on plan assets	(545)	(261)	(537)	(259)	(525)	(224)
Amortization of:						
Transition asset	-	-	-	-	-	(1)
Prior service cost	1	1	-	1	1	13
Actuarial loss	4	48	6	58	8	82
Pension (income) expense before special termination benefits, curtailments and settlements	(179)	27	(156)	32	(99)	85
Special termination benefits	36	4	61	14	15	41
Curtailment gains	(13)	(6)	(25)	(4)	(50)	(6)
Settlement (gains) losses	-	1	(61)	(4)	(27)	(8)
Net pension (income) expense for major defined benefit plans	(156)	26	(181)	38	(161)	112
Other plans including unfunded plans	-	8	-	12	-	22
Net pension (income) expense from continuing operations	$ (156)	$ 34	$ (181)	$ 50	$ (161)	$ 134

The special termination benefits of $40 million, $75 million, and $56 million for the years ended December 31, 2008, 2007, and 2006, respectively, were incurred as a result of the Company's restructuring actions and, therefore, have been included in Restructuring costs, rationalization and other in the Consolidated Statement of Operations for those respective periods. In addition, curtailment and settlement gains for the major funded and unfunded U.S. and Non-U.S. defined benefit plans totaling $14 million and $0 for 2008, $32 million and $51 million for 2007, and $50 million and $30 million for 2006 were also incurred as a result of the Company's restructuring actions and, therefore, have been included in Restructuring costs, rationalization and other in the Consolidated Statement of Operations for those respective periods.

The weighted-average assumptions used to determine the benefit obligation amounts as of the end of the year for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	As of December 31,			
	2008		2007	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	7.00%	5.92%	6.50%	5.59%
Salary increase rate	4.06%	3.42%	4.43%	4.00%

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	For the Year Ended December 31,			
	2008		2007	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	6.52%	5.77%	6.12%	5.36%
Salary increase rate	4.51%	3.93%	4.59%	3.84%
Expected long-term rate of return on plan assets	8.99%	7.86%	8.99%	8.10%

Of the total plan assets attributable to the major U.S. defined benefit plans at December 31, 2008 and 2007, 98% relate to the Kodak Retirement Income Plan ("KRIP", "the Plan"). The expected long-term rate of return on plan assets assumption ("EROA") is based on a combination of formal asset and liability studies that include forward-looking return expectations given the current asset allocation. The investment strategy underlying the asset allocation is to manage the assets of the U.S. plans to provide for the long-term liabilities while maintaining sufficient liquidity to pay current benefits. This is primarily achieved by investing in equity-like investments while investing a portion of the assets in long duration bonds in order to partially match the long-term nature of the liabilities. The Plan undertakes an asset and liability modeling study once every three years or when there are material changes in the composition of the plan liability or when market conditions change materially to reaffirm the current asset allocation and the related EROA assumption. In early 2008, an asset and liability modeling study for the KRIP was completed and resulted in a 9% EROA assumption. During the fourth quarter of 2008, the Kodak Retirement Income Plan Committee ("KRIPCO", the committee that oversees KRIP) reevaluated certain portfolio positions relative to current market conditions and accordingly approved a change to the portfolio to reduce risk associated with volatility in the financial markets. It is KRIPCO's intention to re-assess the current asset allocation and complete a new asset and liability study in early 2009. The Company has assumed an 8% EROA for 2009 for the KRIP based on its asset allocation at December 31, 2008.

The expected return on plan assets for the major non-U.S. pension plans range from 3.64% to 9.00% for 2008. Every three years or when market conditions have changed materially, each of the Company's larger pension plans will undertake asset allocation or asset and liability modeling studies. It is anticipated that the Company's larger plans will undertake new asset and liability modeling studies in early 2009. The asset allocations and expected return on plan assets are individually set to provide for benefits included in the projected benefit obligation within each country's legal investment constraints. The investment strategy is to manage the assets of the non-U.S. plans to provide for the long-term liabilities while maintaining sufficient liquidity to pay current benefits. This is primarily achieved by holding equity-like investments while investing a portion of the assets in long duration bonds in order to partially match the long-term nature of the liabilities. Certain of the Company's non-U.S. pension plans adjusted their target asset positions during the fourth quarter of 2008. EROA assumptions for those plans were based on their respective asset allocations as of the end of the year.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plans, by asset category, are as follows:

Asset Category	As of December 31, 2008	2007	2008 Target
Equity securities	6%	37%	5%-11%
Debt securities	25%	32%	32%-38%
Real estate	7%	5%	5%-11%
Cash	17%	0%	7%-13%
Other	45%	26%	36%-43%
Total	100%	100%	

The Company's weighted-average asset allocations for its major non-U.S. defined benefit pension plans, by asset category are as follows:

Asset Category	As of December 31, 2008	2007	2008 Target
Equity securities	18%	32%	13%-19%
Debt securities	30%	35%	30%-36%
Real estate	5%	7%	0%-6%
Cash	9%	5%	0%-6%
Other	38%	21%	42%-48%
Total	100%	100%	

The Other asset category in the tables above is primarily composed of private equity, venture capital, and other investments.

The Company expects to contribute approximately $29 million and $101 million in 2009 for U.S. and Non-U.S. defined benefit pension plans, respectively.

The following pension benefit payments, which reflect expected future service, are expected to be paid:

(in millions)	U.S.	Non-U.S.
2009	$ 465	$ 246
2010	441	236
2011	420	231
2012	415	226
2013	410	221
2014-2018	2,000	1,092

NOTE 18: OTHER POSTRETIREMENT BENEFITS

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. Generally, to be eligible for the plan, individuals retiring prior to January 1, 1996 were required to be 55 years of age with ten years of service or their age plus years of service must have equaled or exceeded 75. For those retiring after December 31, 1995, the individuals must be 55 years of age with ten years of service or have been eligible as of December 31, 1995. Based on the eligibility requirements, these benefits are provided to U.S. retirees who are covered by the Company's KRIP plan and are funded from the general assets of the Company as they are incurred. However, those under the Cash Balance Plus portion of the KRIP plan would be required to pay the full cost of their benefits under the plan.

On August 1, 2008, the Company adopted and announced certain changes to its U.S. postretirement benefit plan affecting its post-September 1991 retirees beginning January 1, 2009. For affected participants, the terms of the amendment reduce the Company's contribution toward retiree medical coverage from its 2008 level by one percentage point per year for a 10-year period, phase-out Company contributions for dependent medical coverage over the same 10-year period with access only coverage beginning in 2018, and discontinue retiree dental coverage and Company-paid life insurance.

The changes made to the plan resulted in the remeasurement of the plan's obligations as of August 1, 2008, the date the changes were adopted and announced by the Company. This remeasurement reduced the Company's other postretirement benefit obligation by $919 million, of which $772 million is attributable to the plan changes. In addition, the Company recognized a curtailment gain of $79 million as a result of the amendment. The curtailment gain was included in Cost of goods sold, Selling, general and administrative expenses, and Research and development costs in the Consolidated Statement of Operations for the year ended December 31, 2008.

The Company's benefits to U.S. long-term disability recipients were also amended as described above. These changes resulted in a reduction in Pension and other postretirement liabilities, and a corresponding gain of $15 million was included in the Cost of goods, Selling general and administrative expenses, and Research and development costs in the Consolidated Statement of Operations for the year ended December 31, 2008.

The Company's subsidiaries in the United Kingdom and Canada offer similar healthcare benefits.

The measurement date used to determine the net benefit obligation for the Company's other postretirement benefit plans is December 31.

Changes in the Company's benefit obligation and funded status for the U.S., United Kingdom and Canada other postretirement benefit plans were as follows:

(in millions)	2008	2007
Net benefit obligation at beginning of year	$ 2,524	$ 3,009
Service cost	4	8
Interest cost	136	165
Plan participants' contributions	26	25
Plan amendments	(825)	(88)
Actuarial gain	(141)	(317)
Acquisitions/divestitures	2	(9)
Settlements	(2)	(37)
Benefit payments	(230)	(243)
Currency adjustments	(23)	11
Net benefit obligation at end of year	$ 1,471	$ 2,524
Underfunded status at end of year	$ (1,471)	$ (2,524)

Amounts recognized in the Consolidated Statement of Financial Position for the Company's U.S., United Kingdom, and Canada plans consisted of:

(in millions)	As of December 31, 2008	2007
Current liabilities	$ (175)	$ (209)
Pension and other postretirement liabilities	(1,296)	(2,315)
	$ (1,471)	$ (2,524)

Amounts recognized in Accumulated other comprehensive income (loss) for the Company's U.S., United Kingdom, and Canada plans consisted of:

(in millions)	As of December 31, 2008	2007
Prior service credit	$ (831)	$ (145)
Net actuarial loss	380	538
	$ (451)	$ 393

Changes in benefit obligations recognized in other comprehensive income (loss) during 2008 for the Company's U.S., United Kingdom, and Canada plans follows:

(in millions)	
Newly established gain	$ (141)
Newly established prior service credit	(825)
Amortization of:	
Prior service credit	53
Net loss	(17)
Prior service credit recognized due to curtailment	85
Total amount recognized in Other comprehensive income (loss)	$ (845)

Other postretirement benefit cost from continuing operations for the Company's U.S., United Kingdom and Canada plans included:

(in millions)	For the Year Ended December 31, 2008	2007	2006
Components of net postretirement benefit cost			
Service cost	$ 4	$ 8	$ 11
Interest cost	136	165	166
Amortization of:			
Prior service credit	(53)	(38)	(46)
Actuarial loss	17	49	50
Other postretirement benefit cost before curtailment and settlement gains	104	184	181
Curtailment gains	(86)	(8)	(17)
Settlement gains	(2)	(1)	-
Net other postretirement benefit cost from continuing operations	$ 16	$ 175	$ 164

Included in the curtailment gains of $86 million for the year ended December 31, 2008 was a $79 million curtailment gain related to changes to the Company's U.S. postretirement benefit plan affecting its post-September 1991 retirees beginning January 1, 2009, as discussed above.

The estimated prior service credit and net actuarial loss that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is $70 million and $19 million, respectively.

The U.S. plan represents approximately 95% of the total other postretirement net benefit obligation as of December 31, 2008 and 2007 and, therefore, the weighted-average assumptions used to compute the other postretirement benefit amounts approximate the U.S. assumptions.

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	As of December 31,	
	2008	2007
Discount rate	7.00%	6.46%
Salary increase rate	4.00%	4.38%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	For the Year Ended December 31,	
	2008	2007
Discount rate	7.23%	5.98%
Salary increase rate	4.48%	4.49%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2008	2007
Healthcare cost trend	8.00%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2011

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	1% increase	1% decrease
Effect on total service and interest cost	$ 2	$ (2)
Effect on postretirement benefit obligation	33	(29)

The Company expects to make $175 million of benefit payments for its unfunded other postretirement benefit plans in 2009.

The following other postretirement benefits, which reflect expected future service, are expected to be paid:

(in millions)	
2009	$ 175
2010	167
2011	159
2012	156
2013	142
2014-2018	610

NOTE 19: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of Accumulated other comprehensive (loss) income, net of tax, were as follows:

(in millions)	As of December 31, 2008	2007	2006
Unrealized holding losses related to available-for-sale securities	$ -	$ -	$ (10)
Unrealized (losses) gains related to hedging activity	(6)	10	-
Translation adjustments	231	311	197
Pension and other postretirement benefits liability adjustments	(974)	131	(436)
Adjustment to initially apply SFAS No. 158 for pension and other postretirement benefits	-	-	(386)
Total	$ (749)	$ 452	$ (635)

NOTE 20: STOCK OPTION AND COMPENSATION PLANS

The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment," using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company recognized expense under SFAS No. 123R in the amount of $18 million, $20 million and $17 million for the years ended December 31, 2008, 2007 and 2006, respectively. The related impact on basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 was a reduction of $.06, $.07 and $.06, respectively. The impacts on the Company's cash flows for 2008, 2007 and 2006 were not material. Stock-based compensation costs for employees related to manufacturing activities were included in the costs capitalized in inventory at period end.

Of the SFAS No. 123R expense amounts noted above, compensation expense related to the vesting of stock options during the years ended December 31, 2008, 2007 and 2006 was $10 million, $10 million and $8 million, respectively. Compensation expense related to unvested stock and performance awards during the years ended December 31, 2008, 2007 and 2006 was $8 million, $10 million and $9 million, respectively.

The Company's stock incentive plans consist of the 2005 Omnibus Long-Term Compensation Plan (the "2005 Plan"), the 2000 Omnibus Long-Term Compensation Plan (the "2000 Plan"), and the 1995 Omnibus Long-Term Compensation Plan (the "1995 Plan"). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors. Stock options are generally non-qualified and are at exercise prices not less than 100% of the per share fair market value on the date of grant. Stock-based compensation awards granted under the Company's stock incentive plans are generally subject to a three-year vesting period from the date of grant.

Under the 2005 Plan, 11 million shares of the Company's common stock may be granted to employees between January 1, 2005 and December 31, 2014. This share reserve may be increased by: shares that are forfeited pursuant to awards made under the 1995 and 2000 Plans; shares retained for payment of tax withholding; shares issued in connection with reinvestments of dividends and dividend equivalents; shares delivered for payment or satisfaction of tax withholding; shares reacquired on the open market using cash proceeds from option exercises; and awards that otherwise do not result in the issuance of shares. The 2005 Plan is substantially similar to and is intended to replace the 2000 Plan, which expired on January 18, 2005. Options granted under the 2005 Plan generally expire seven years from the date of grant, but may be forfeited or canceled earlier if the optionee's employment terminates prior to the end of the contractual term. The 2005 Plan provides for, but is not limited to, grants of unvested stock, performance awards, and Stock Appreciation Rights ("SARs"), either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the increase in the market price of the Company's stock from the grant date to the exercise date. As of December 31, 2008, 3,333 freestanding SARs were outstanding under the 2005 Plan at an option price of $24.59. Compensation expense recognized for the years ended December 31, 2008, 2007, or 2006 on those freestanding SARs was not material.

Under the 2000 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan was substantially similar to, and was intended to replace, the 1995 Plan, which expired on December 31, 1999. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 2000 Plan provided for, but was not limited to, grants of unvested stock, performance awards, and SARs, either in tandem with options or freestanding. As of December 31, 2008, 45,154 freestanding SARs were outstanding under the 2000 Plan at option prices ranging from $23.25 to $60.50. Compensation expense recognized for the years ended December 31, 2008, 2007, or 2006 on those freestanding SARs was not material.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan provided for, but was not limited to, grants of unvested stock, performance awards, and SARs, either in tandem with options or freestanding. As of December 31, 2008, 10,086 freestanding SARs were outstanding under the 1995 Plan at option prices ranging from $31.30 to $73.06. Compensation expense recognized for the years ended December 31, 2008, 2007, or 2006 on those freestanding SARs was not material.

Further information relating to stock options is as follows:

(Amounts in thousands, except per share amounts)	Shares Under Option	Range of Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding on December 31, 2005	36,043	$22.03 - $92.31	$47.54
Granted	1,605	$20.12 - $27.70	$25.48
Exercised	20	$22.58 - $26.71	$24.97
Terminated, Canceled, Surrendered	3,017	$22.03 - $83.19	$58.46
Outstanding on December 31, 2006	34,611	$20.12 - $92.31	$45.57
Granted	1,813	$23.28 - $28.44	$23.50
Exercised	235	$22.58 - $27.70	$24.91
Terminated, Canceled, Surrendered	5,296	$23.25 - $92.31	$73.22
Outstanding on December 31, 2007	30,893	$20.12 - $87.59	$39.70
Granted	2,813	$7.41 - $18.55	$7.60
Exercised	0	N/A	N/A
Terminated, Canceled, Surrendered	8,499	$20.12 - $87.59	$52.78
Outstanding on December 31, 2008	25,207	$7.41 - $79.63	$31.71
Exercisable on December 31, 2006	31,548	$22.58 - $92.31	$47.44
Exercisable on December 31, 2007	27,546	$20.12 - $87.59	$41.51
Exercisable on December 31, 2008	20,772	$21.93 - $79.63	$35.56

The following table summarizes information about stock options as of December 31, 2008:

(Number of options in thousands)

Range of Exercise Prices			Options Outstanding			Options Exercisable	
At Least		Less Than	Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 5	-	$20	2,813	6.93	$7.60	0	N/A
$20	-	$30	6,124	4.0	$25.37	4,502	$25.83
$30	-	$40	12,607	2.51	$32.78	12,607	$32.78
$40	-	$50	567	2.08	$41.71	567	$41.71
$50	-	$60	1,511	1.23	$54.82	1,511	$54.82
$60	-	$70	1,518	0.38	$64.37	1,518	$64.37
$70	-	$80	67	0.72	$74.80	67	$74.80
			25,207			20,772	

The weighted-average remaining contractual term and aggregate intrinsic value of all options outstanding at December 31, 2008 was 3.17 years and negative $633 million, respectively. The weighted-average remaining contractual term and aggregate intrinsic value of all options exercisable at December 31, 2008 was 2.49 years and negative $602 million, respectively. The negative aggregate intrinsic value of all options outstanding and exercisable, respectively, reflects the fact that the market price of the Company's common stock as of December 31, 2008 was below the weighted-average exercise price of options. The total intrinsic value of options exercised during years ended December 31, 2008, 2007 and 2006 was $0, $1 million, and $0, respectively.

In November 2005, the FASB issued Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." During the third quarter of 2007, the Company elected to adopt the alternative transition method provided in FSP No. FAS 123(R)-3 for calculating the tax effects of stock-based compensation. The alternative transition method includes simplified methods to determine the beginning balance of the additional paid-in capital ("APIC") pool related to the tax effects of stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of stock-based awards that were fully vested and outstanding upon the adoption of SFAS No. 123R, "Share-Based Payment." The adoption of FSP No. FAS 123(R)-3 did not have a material impact on the Company's cash flows or results of operations for the years ended December 31, 2008 and 2007, or its financial position as of December 31, 2008 and 2007.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock, management's estimate of implied volatility of the Company's stock, and other factors. The expected term of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The Company uses historical data to estimate forfeitures.

The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	For the Year Ended		
	2008	2007	2006
Weighted-average risk-free interest rate	1.83%	3.5%	4.6%
Risk-free interest rates	1.8% - 2.9%	3.2% - 5.0%	4.5% - 5.1%
Weighted-average expected option lives	6 years	5 years	6 years
Expected option lives	4 - 6 years	4 - 7 years	3 - 7 years
Weighted-average volatility	32%	32%	34%
Expected volatilities	30% - 32%	31% - 35%	29% - 36%
Weighted-average expected dividend yield	7.4%	2.0%	1.9%
Expected dividend yields	3.1% - 7.4%	1.9% - 2.1%	1.8% - 2.3%

The weighted-average fair value per option granted in 2008, 2007, and 2006 was $.93, $6.19, and $8.18, respectively.

As of December 31, 2008, there was $8 million of total unrecognized compensation cost related to unvested options. The cost is expected to be recognized over a weighted-average period of 1.8 years.

The Company has a policy of issuing shares of treasury stock to satisfy share option exercises. Cash received for option exercises for the years ended December 31, 2008, 2007 and 2006 was $0, $6 million, and $0, respectively. The actual tax benefit realized for the tax deductions from option exercises was not material for 2008, 2007 or 2006.

NOTE 21: ACQUISITIONS

2008

On April 4, 2008, the Company completed the acquisition of Design2Launch ("D2L"), a developer of collaborative end-to-end digital workflow solutions for marketers, brand owners and creative teams. D2L is part of the Company's Graphic Communications Group segment.

On April 10, 2008, the Company completed the acquisition of Intermate A/S, a global supplier of remote monitoring and print connectivity solutions used extensively in transactional printing. Intermate A/S is part of the Company's Graphic Communications Group segment.

The two acquisitions had an aggregate purchase price of approximately $37 million and were individually immaterial to the Company's financial position as of December 31, 2008, and its results of operations and cash flows for the year ended December 31, 2008.

2007

There were no significant acquisitions in 2007.

2006

There were no significant acquisitions in 2006.

NOTE 22: DISCONTINUED OPERATIONS

The significant components of earnings from discontinued operations, net of income taxes, are as follows:

(in millions)	For the Year Ended December 31, 2008	2007	2006
Revenues from Health Group operations	$ -	$ 754	$ 2,551
Revenues from HPA operations	-	148	155
Total revenues from discontinued operations	$ -	$ 902	$ 2,706
Pre-tax income from Health Group operations	$ -	$ 27	$ 225
Pre-tax gain on sale of Health Group segment	-	986	-
Pre-tax income from HPA operations	-	8	12
Pre-tax gain on sale of HPA	-	123	-
Benefit (provision) for income taxes related to discontinued operations	288	(262)	(33)
All other items, net	(3)	(1)	(1)
Earnings from discontinued operations, net of income taxes	$ 285	$ 881	$ 203

2008

Tax Refund

In the second quarter of 2008, the Company received a tax refund from the U.S. Internal Revenue Service. The refund was related to the audit of certain claims filed for tax years 1993-1998. A portion of the refund related to past federal income taxes paid in relation to the 1994 sale of a subsidiary, Sterling Winthrop Inc., which was reported in discontinued operations. The refund had a positive impact on the Company's earnings from discontinued operations, net of income taxes, for the year ended December 31, 2008 of $295 million. See Note 15, "Income Taxes," for further discussion of the tax refund.

2007

Health Group segment

On April 30, 2007, the Company sold all of the assets and business operations of its Health Group segment to Onex Healthcare Holdings, Inc. ("Onex") (now known as Carestream Health, Inc.), a subsidiary of Onex Corporation, for up to $2.55 billion. The price was composed of $2.35 billion in cash at closing and $200 million in additional future payments if Onex achieves certain returns with respect to its investment.

The Company recognized a pre-tax gain of $986 million on the sale of the Health Group segment during 2007. This pre-tax gain excludes the following: up to $200 million of potential future payments related to Onex's return on its investment as noted above; potential charges related to settling pension obligations with Onex in future periods; and any adjustments that may be made in the future that are currently under review.

The Company was required to use a portion of the initial $2.35 billion cash proceeds to fully repay its approximately $1.15 billion of Secured Term Debt. In accordance with EITF No 87-24, "Allocation of Interest to Discontinued Operations," the Company allocated to discontinued operations the interest expense related to the Secured Term Debt because it was required to be repaid as a result of the sale. Interest expense allocated to discontinued operations totaled $30 million for the year ended December 31, 2007.

HPA

On October 17, 2007, the shareholders of Hermes Precisa Pty. Ltd. ("HPA"), a majority owned subsidiary of Kodak (Australasia) Pty. Ltd., a wholly owned subsidiary of the Company, approved an agreement to sell all of the shares of HPA to Salmat Limited. The sale was approved by the Federal Court of Australia on October 18, 2007, and closed on November 2, 2007. Kodak received $139 million in cash at closing for its shares of HPA, and recognized a pre-tax gain on the sale of $123 million.

2006

Earnings from discontinued operations for the year ended December 31, 2006 were primarily related to the operations of the Health Group segment. Interest expense allocated to discontinued operations totaled $90 million for the year.

NOTE 23: SEGMENT INFORMATION

Current Segment Reporting Structure

For 2008, the Company had three reportable segments: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG"), and Graphic Communications Group ("GCG"). The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment ("CDG"): CDG encompasses digital still and video cameras, digital devices such as picture frames, snapshot printers and related media, kiosks and related media, APEX drylab systems which were introduced in the first quarter of 2008, consumer inkjet printing, Kodak Gallery, and imaging sensors. The APEX drylab system provides an alternative to traditional photofinishing processing at retail locations. CDG also includes the licensing activities related to the Company's intellectual property in digital imaging products.

Film, Photofinishing and Entertainment Group Segment ("FPEG"): FPEG encompasses consumer and professional film, one-time-use cameras, graphic arts film, aerial and industrial film, and entertainment imaging products and services. In addition, this segment also includes paper and output systems, and photofinishing services. This segment provides consumers, professionals, cinematographers, and other entertainment imaging customers with film-related products and services and also provides graphic arts film to the graphics industry.

Graphic Communications Group Segment ("GCG"): GCG serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, analog and digital printing, and document scanning. Products and related services include workflow software and digital controllers; digital printing, which includes commercial inkjet and electrophotographic products, including equipment, consumables and service; prepress consumables; output devices; and document scanners.

All Other: All Other is composed of Kodak's display business and other small, miscellaneous businesses.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and assets and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

No single customer represented 10% or more of the Company's total net sales in any period presented.

Segment financial information is shown below. Prior period results have been restated to conform to the current period segment reporting structure.

(in millions)	For the Year Ended December 31, 2008	2007	2006
Net sales from continuing operations:			
Consumer Digital Imaging Group	$ 3,088	$ 3,247	$ 3,013
Film, Photofinishing and Entertainment Group	2,987	3,632	4,254
Graphic Communications Group	3,334	3,413	3,287
All Other	7	9	14
Consolidated total	$ 9,416	$ 10,301	$ 10,568
(Loss) earnings from continuing operations before interest expense, other income (charges), net and income taxes:			
Consumer Digital Imaging Group	$ (177)	$ (17)	$ (206)
Film, Photofinishing and Entertainment Group	196	281	319
Graphic Communications Group	31	104	70
All Other	(17)	(25)	(22)
Total of segments	33	343	161
Restructuring costs, rationalization and other	(149)	(662)	(698)
Postemployment benefit changes	94	-	-
Other operating (expenses) income, net	(766)	96	59
Adjustments to contingencies and legal reserves/settlements	(33)	(7)	2
Interest expense	(108)	(113)	(172)
Other income (charges), net	55	87	65
Consolidated loss from continuing operations before income taxes	$ (874)	$ (256)	$ (583)

(in millions)	As of December 31, 2008	2007	2006
Segment total assets:			
Consumer Digital Imaging Group	$ 1,647	$ 2,442	$ 2,108
Film, Photofinishing and Entertainment Group	2,563	3,778	4,372
Graphic Communications Group	2,190	3,723	3,864
All Other	8	17	18
Total of segments	6,408	9,960	10,362
Cash and marketable securities	2,155	2,976	1,487
Deferred income tax assets	620	757	750
Other corporate reserves	(4)	(34)	(158)
Assets of discontinued operations	-	-	1,879
Consolidated total assets	$ 9,179	$ 13,659	$ 14,320

(in millions)	For the Year Ended December 31, 2008	2007	2006
Intangible asset amortization expense from continuing operations:			
Consumer Digital Imaging Group	$ 5	$ 6	$ 8
Film, Photofinishing and Entertainment Group	2	25	29
Graphic Communications Group	73	74	82
All Other	-	1	1
Consolidated total	$ 80	$ 106	$ 120
Depreciation expense from continuing operations:			
Consumer Digital Imaging Group	$ 100	$ 86	$ 180
Film, Photofinishing and Entertainment Group	191	354	469
Graphic Communications Group	120	121	139
All Other	3	11	14
Sub-total	414	572	802
Restructuring-related depreciation	6	107	273
Consolidated total	$ 420	$ 679	$ 1,075
Capital additions from continuing operations:			
Consumer Digital Imaging Group	$ 96	$ 94	$ 102
Film, Photofinishing and Entertainment Group	40	65	56
Graphic Communications Group	118	98	142
All Other	-	2	35
Consolidated total	$ 254	$ 259	$ 335
Net sales to external customers attributed to (1):			
The United States	$ 3,834	$ 4,403	$ 4,700
Europe, Middle East and Africa	$ 3,089	$ 3,264	$ 3,118
Asia Pacific	1,500	1,592	1,694
Canada and Latin America	993	1,042	1,056
Foreign countries total	$ 5,582	$ 5,898	$ 5,868
Consolidated total	$ 9,416	$ 10,301	$ 10,568

(1) Sales are reported in the geographic area in which they originate.

(in millions)	As of December 31, 2008	2007	2006
Property, plant and equipment, net located in :			
The United States	$ 1,079	$ 1,270	$ 1,553
Europe, Middle East and Africa	$ 243	$ 290	$ 355
Asia Pacific	146	145	554
Canada and Latin America	83	106	140
Foreign countries total	$ 472	$ 541	$ 1,049
Consolidated total	$ 1,551	$ 1,811	$ 2,602

NOTE 24: QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(in millions, except per share data)	4th Qtr.		3rd Qtr.		2nd Qtr.		1st Qtr.	
2008								
Net sales from continuing operations	$ 2,433		$ 2,405		$ 2,485		$ 2,093	
Gross profit from continuing operations	498		661		585		424	
(Loss) earnings from continuing operations	(914)	(4)	101	(3)	200	(2)	(114)	(1)
(Loss) earnings from discontinued operations (9)	(4)		(5)		295		(1)	
Net (loss) earnings	(918)		96		495		(115)	
Basic net (loss) earnings per share (10)								
Continuing operations	(3.40)		0.36		0.69		(0.40)	
Discontinued operations	(0.02)		(0.02)		1.03		0.00	
Total	(3.42)		0.34		1.72		(0.40)	
Diluted net (loss) earnings per share (10)								
Continuing operations	(3.40)		0.35		0.66		(0.40)	
Discontinued operations	(0.02)		(0.02)		0.96		0.00	
Total	(3.42)		0.33		1.62		(0.40)	
2007								
Net sales from continuing operations	$ 3,220		$ 2,533		$ 2,468		$ 2,080	
Gross profit from continuing operations (11)	795		677		644		428	
Earnings (loss) from continuing operations	92	(8)	32	(7)	(154)	(6)	(175)	(5)
Earnings from discontinued operations (9)	123		5		729		24	
Net earnings (loss)	215		37		575		(151)	
Basic net earnings (loss) per share (10)								
Continuing operations	0.32		0.11		(0.53)		(0.61)	
Discontinued operations	0.43		0.02		2.53		0.08	
Total	0.75		0.13		2.00		(0.53)	
Diluted net earnings (loss) per share (10)								
Continuing operations	0.31		0.11		(0.53)		(0.61)	
Discontinued operations	0.40		0.02		2.53		0.08	
Total	0.71		0.13		2.00		(0.53)	

(1) Includes pre-tax gains on curtailments due to focused cost reduction actions of $10 million (included in Restructuring costs, rationalization and other), which reduced net loss from continuing operations by $9 million; pre-tax gains of $10 million related to the sales of assets and business operations, which reduced net loss from continuing operations by $10 million; a pre-tax legal settlement of $10 million (included in Cost of goods sold), which increased net loss from continuing operations by $10 million; and discrete tax items, which increased net loss from continuing operations by $10 million.

(2) Includes pre-tax gains of $7 million related to the sales of assets and business operations, which increased net earnings from continuing operations by $7 million; support for an educational institution, which reduced net earnings from continuing operations by $10 million; a $270 million IRS refund, offset by $18 million of other discrete tax items, which increased net earnings from continuing operations by $252 million; and a pre-tax loss of $3 million related to rationalization charges (included in Restructuring costs, rationalization and other), which reduced net earnings from operations by $4 million.

(3) Includes pre-tax restructuring and rationalization charges of $52 million ($4 million included in Cost of goods sold and $48 million included in Restructuring costs, rationalization and other), which reduced net earnings from continuing operations $49 million; changes to postemployment benefit plans, which increased pre-tax earnings and net earnings from continuing operations by $94 million; a $3 million pre-tax loss on the sale of assets and businesses, net, which reduced net earnings from continuing operations by $2 million; a pre-tax legal contingency of $10 million ($4 million included in Cost of goods sold), which reduced net earnings from continuing operations by $6 million; and other discrete tax items, which increased net earnings from continuing operations by $4 million.

(4) Includes a pre-tax goodwill impairment charge of $785 million (included in Other operating expenses (income), net), which increased net loss from continuing operations by $781 million; pre-tax restructuring and rationalization charges of $103 million ($3 million included in Cost of goods sold and $100 million included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $96 million; foreign contingency adjustments (included in Cost of goods sold), which reduced net loss from continuing operations by $3 million; a pre-tax legal contingency of $21 million (included in SG&A), which increased net loss from continuing operations by $21 million; a pre-tax gain related to property sales, net of impairment charges of $4 million, which reduced net loss from continuing operations by $4 million; and discrete tax items, which increased net loss from continuing operations by $2 million.

(5) Includes pre-tax restructuring charges of $151 million ($66 million included in cost of goods sold and $85 million included in restructuring costs, rationalization and other), which increased net loss from continuing operations by $141 million; a gain of $9 million related to property sales, which reduced net loss from continuing operations by $9 million; and a reversal of a tax reserve, which reduced net loss from continuing operations by $56 million.

(6) Includes pre-tax restructuring charges of $316 million ($21 million included in cost of goods sold and $295 million included in restructuring costs, rationalization and other), which increased net loss from continuing operations by $248 million; a pre-tax gain of $40 million related to property and asset sales, which decreased net loss from continuing operations by $27 million; $6 million pre-tax of asset impairment charges, which increased net loss from continuing operations by $4 million; and tax adjustments, which increased net loss from continuing operations by $39 million.

(7) Includes pre-tax restructuring charges of $127 million ($27 million included in cost of goods sold and $100 million included in restructuring costs, rationalization and other), which decreased net earnings from continuing operations by $96 million; and tax adjustments, which increased net earnings from continuing operations by $8 million.

(8) Includes pre-tax restructuring charges of $68 million ($5 million included in cost of good sold and $63 million included in restructuring costs, rationalization and other), which decreased net earnings from continuing operations by $44 million; $51 million pre-tax of asset impairment charges related to the Lucky and MUTEC investments, which decreased net earnings from continuing operations by $49 million; a pre-tax gain of $108 million related to property and asset sales, which increased net earnings from continuing operations by $83 million; $6 million pre-tax for the establishment of a loan reserve, which decreased net earnings from continuing operations by $4 million; a $9 million foreign export charge contingency, which decreased net earnings from continuing operations by $9 million; and tax adjustments, which decreased net earnings from continuing operations by $11 million.

(9) Refer to Note 22, "Discontinued Operations" for a discussion regarding earnings (loss) from discontinued operations.

(10) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount. The Company's diluted net earnings (loss) per share in the above table may include the effect of contingent convertible debt instruments.

(11) Effective January 1, 2008, the Company changed its cost allocation methodologies related to employee benefits and corporate expenses. Prior period gross profit from continuing operations results have been revised to conform to the current period presentation. A summary of the impact to gross profit from continuing operations for each quarter of 2007 is as follows:

(in millions)	Three Months Ended March 31, 2007	Three Months Ended June 30, 2007	Three Months Ended September 30, 2007	Three Months Ended December 31, 2007	Year Ended December 31, 2007
Cost of goods sold	$ (8)	$ (7)	$ (6)	$ (7)	$ (28)
Selling, general and administrative costs	4	4	3	3	14
Research and development costs	4	3	3	4	14
	$ -	$ -	$ -	$ -	$ -

Changes in Estimates Recorded During the Fourth Quarter December 31, 2007

During the fourth quarter ended December 31, 2007, the Company recorded a charge of approximately $24 million, net of tax, related to changes in estimate with respect to certain of its employee benefit and compensation accruals. These changes in estimates negatively impacted the results for the fourth quarter by $.08 per share.

Eastman Kodak Company
SUMMARY OF OPERATING DATA - UNAUDITED

(in millions, except per share data, shareholders, and employees

	2008		2007		2006		2005		2004	
Net sales from continuing operations	$ 9,416		$ 10,301		$ 10,568		$ 11,395		$ 10,665	
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(821)		(230)		(476)		(1,073)		(670)	
(Loss) earnings from:										
Continuing operations	(727)	(1)	(205)	(2)	(804)	(3)	(1,657)	(4)	(369)	(5)
Discontinued operations	285	(6)	881	(6)	203	(6)	451		913	
Cumulative effect of accounting change	-		-		-		(55)		-	
Net (Loss) Earnings	(442)		676		(601)		(1,261)		544	
Earnings and Dividends										
(Loss) earnings from continuing operations										
- % of net sales from continuing operations	-7.7%		-2.0%		-7.6%		-14.5%		-3.5%	
Net (loss) earnings										
- % return on average shareholders' equity	-22.2%		30.6%		-32.8%		-39.9%		14.5%	
Basic and diluted (loss) earnings per share:										
Continuing operations	(2.58)		(0.71)		(2.80)		(5.76)		(1.29)	
Discontinued operations	1.01		3.06		0.71		1.57		3.19	
Cumulative effect of accounting change	-		-		-		(0.19)		-	
Total	(1.57)		2.35		(2.09)		(4.38)		1.90	
Cash dividends declared and paid										
- on common shares	139		144		144		144		143	
- per common share	0.50		0.50		0.50		0.50		0.50	
Common shares outstanding at year end	268.2		288.0		287.3		287.2		286.7	
Shareholders at year end	56,115		58,652		63,193		75,619		80,426	
Statement of Financial Position Data										
Working capital	1,542		1,607		1,003		607		872	
Property, plant and equipment, net	1,551		1,811		2,602		3,464		3,913	
Total assets	9,179		13,659		14,320		15,236		15,084	
Short-term borrowings and current portion of long-term debt	51		308		64		819		469	
Long-term debt, net of current portion	1,252		1,289		2,714		2,764		1,852	
Total shareholders' equity	961		3,029		1,388		2,282		4,034	

(footnotes on next page)

continued on next page

Eastman Kodak Company
SUMMARY OF OPERATING DATA - UNAUDITED *continued*

(in millions, except per share data, shareholders, and employees)

	2008	2007	2006	2005	2004
Supplemental Information					
Net sales from continuing operations					
- CDG	$ 3,088	$ 3,247	$ 3,013	$ 3,315	$ 2,444
- FPEG	2,987	3,632	4,254	5,453	7,152
- GCG	3,334	3,413	3,287	2,604	1,049
- All Other	7	9	14	23	20
Research and development costs	501	549	596	739	667
Depreciation	420	679	1,075	1,191	850
Taxes (excludes payroll, sales and excise taxes) (7)	(105)	5	327	798	(100)
Wages, salaries and employee benefits (8)	2,141	2,846	3,480	3,941	4,188
Employees as of year end					
- in the U.S. (7)	12,800	14,200	20,600	25,500	29,200
- worldwide (7)	24,400	26,900	40,900	51,100	54,800

(1) Includes a pre-tax goodwill impairment charge of $785 million; pre-tax restructuring and rationalization charges of $149 million, net of reversals; $21 million of income related to gains on sales of assets and businesses; $3 million of charges related to asset impairments; $41 million of charges for legal contingencies and settlements; $10 million of charges for support of an educational institution; $94 million of income related to postemployment benefit plans; $3 million of income for a foreign export contingency; $270 million of income related to an IRS refund; and charges of $27 million related to other discrete tax items. These items increased net loss from continuing operations by $610 million.

(2) Includes pre-tax restructuring charges of $662 million, net of reversals; $157 million of income related to property and asset sales; $57 million of charges related to asset impairments; $6 million of charges for the establishment of a loan reserve; $9 million of charges for a foreign export contingency; and tax adjustments of $14 million. These items increased net loss from continuing operations by $464 million.

(3) Includes pre-tax restructuring charges of $698 million, net of reversals; $2 million of income related to legal settlements; $46 million of income related to property and asset sales; and $11 million of charges related to asset impairments. These items increased net loss by $691 million. Also included is a valuation allowance of $89 million recorded against the Company's net deferred assets in certain jurisdictions outside the U.S., portions of which are reflected in the aforementioned net loss impact.

(4) Includes pre-tax restructuring charges of $1,092 million; $52 million of purchased R&D; $44 million for charges related to asset impairments; $41 million of income related to the gain on the sale of properties in connection with restructuring actions; $21 million for unfavorable legal settlements and a $6 million tax charge related to a change in estimate with respect to a tax benefit recorded in connection with a land donation in a prior period. These items increased net loss by $1,080 million. Also included is a valuation allowance of $961 million recorded against the Company's net deferred tax assets in the U.S., portions of which are reflected in the aforementioned net loss impact.

(5) Includes pre-tax restructuring charges of $873 million; $16 million of purchased R&D; $12 million for a charge related to asset impairments and other asset write-offs; and the benefit of legal settlements, net of charges, of $95 million. These items reduced net earnings by $595 million.

(6) Refer to Note 22, "Discontinued Operations" in the Notes to Financial Statements for a discussion regarding the earnings from discontinued operations.

(7) Amounts for 2006 and prior years have not been adjusted to remove amounts associated with the Health Group.

(8) Amounts for 2007 and prior years have not been adjusted to remove wages, salaries and employee benefits associated with the Health Group.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment or breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework." Based on management's assessment using the COSO criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008. The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report which appears on page 51 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the evaluation of disclosure controls and procedures described above, there was no change identified in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding directors is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Board of Directors" in the Company's Notice of 2009 Annual Meeting and Proxy Statement (the "Proxy Statement"), which will be filed within 120 days after December 31, 2008. The information required by Item 10 regarding audit committee financial expert disclosure is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Audit Committee Financial Qualifications" in the Proxy Statement. The information required by Item 10 regarding executive officers is contained in Part I under the caption "Executive Officers of the Registrant" on page 16. The information required by Item 10 regarding the Company's written code of ethics is incorporated by reference from the information under the captions "Board Structure and Corporate Governance - Corporate Governance Guidelines" and "Board Structure and Corporate Governance - Business Conduct Guide and Directors' Code of Conduct" in the Proxy Statement. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the caption "Reporting Compliance - Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the information under the following captions in the Proxy Statement: "Board Structure and Corporate Governance" and "Compensation Discussion and Analysis."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Most of the information required by Item 12 is incorporated by reference from the information under the captions "Beneficial Ownership" in the Proxy Statement. "Stock Options and SARs Outstanding under Shareholder and Non-Shareholder Approved Plans" is shown below:

Stock Options and Sars Outstanding Under Shareholder and Non-Shareholder Approved Plans

As required by Item 201(d) of Regulation S-K, the Company's total options outstanding of 25,385,842, including total SARs outstanding of 178,875, have been granted under equity compensation plans that have been approved by security holders and that have not been approved by security holders as follows:

Plan Category	Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	22,796,756	$ 31.20	12,715,713
Equity compensation plans not approved by security holders (2)	2,589,086	$ 36.27	0
Total	25,385,842	$ 31.72	12,715,713

(footnotes on next page)

(1) The Company's equity compensation plans approved by security holders include the 2005 Omnibus Long-Term Compensation Plan, the 2000 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, and the Wage Dividend Plan.

(2) The Company's equity compensation plans not approved by security holders include the Eastman Kodak Company 1997 Stock Option Plan and the Kodak Stock Option Plan.

The 1997 Stock Option Plan, a plan formerly maintained by the Company for the purpose of attracting and retaining senior executive officers, became effective on February 13, 1997, and expired on December 31, 2003. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. The plan permitted awards to be granted in the form of stock options, shares of common stock and restricted shares of common stock. The maximum number of shares that were available for grant under the plan was 3,380,000. The plan required all stock option awards to be non-qualified, have an exercise price not less than 100% of fair market value of the Company's stock on the date of the option's grant and expire on the tenth anniversary of the date of grant. Awards issued in the form of shares of common stock or restricted shares of common stock were subject to such terms, conditions and restrictions as the Compensation Committee deemed appropriate.

The Kodak Stock Option Plan, an "all employee stock option plan" which the Company formerly maintained, became effective on March 13, 1998, and terminated on March 12, 2003. The plan was used in 1998 to grant an award of 100 non-qualified stock options or, in those countries where the grant of stock options was not possible, 100 freestanding stock appreciation rights, to almost all full-time and part-time employees of the Company and many of its domestic and foreign subsidiaries. In March of 2000, the Company made essentially an identical grant under the plan to generally the same category of employees. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. A total of 16,600,000 shares were available for grant under the plan. All awards granted under the plan generally contained the following features: 1) a grant price equal to the fair market value of the Company's common stock on the date of grant; 2) a two-year vesting period; and 3) a term of 10 years.

On December 31, 2008, the equity overhang, or the percentage of outstanding shares (plus shares that could be issued pursuant to plans represented by all stock incentives granted and available for future grant under all plans) was 13.2%.

The following table sets forth information regarding awards granted and earned, the run rate for each of the last three fiscal years, and the average run rate over the last three years.

	Run Rate for the Year Ended December 31,			
(shares in thousands)	2008	2007	2006	3-year Average
Stock options granted	2,813	1,813	1,605	2,077
Unvested service-based stock granted	796	183	82	354
Actual performance-based stock awards earned	164	63	146	124
Basic common shares outstanding at fiscal year end	268,169	288,000	287,333	281,167
Run rate	1.41%	0.71%	0.64%	0.91%

The Company continues to manage its run rate of awards granted over time to levels it believes are reasonable in light of changes in its business and number of outstanding shares while ensuring that our overall executive compensation program is competitive, relevant, and motivational.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information under the captions "Compensation of Named Executive Officers - Employment and Retention Arrangements" and "Board Structure and Corporate Governance - Board Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 regarding principal auditor fees and services is incorporated by reference from the information under the caption "Committee Reports - Report of the Audit Committee" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

All other schedules have been omitted because they are not applicable or the information required is shown in the financial statements or notes thereto.

3. Additional data required to be furnished:

Exhibits required as part of this report are listed in the index appearing on pages 111 through 114.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTMAN KODAK COMPANY
(Registrant)

By:
/s/ Antonio M. Perez
Antonio M. Perez
Chairman & Chief Executive Officer

By:
/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer, and
Executive Vice President

/s/ Diane E. Wilfong
Diane E. Wilfong
Chief Accounting Officer, and
Corporate Controller

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Richard S. Braddock
Richard S. Braddock, Director

/s/ Timothy M. Donahue
Timothy M. Donahue, Director

/s/ Michael Hawley
Michael Hawley, Director

/s/ William H. Hernandez
William H. Hernandez, Director

/s/ Douglas R. Lebda
Douglas R. Lebda, Director

/s/ Debra L. Lee
Debra L. Lee, Director

/s/ Delano E. Lewis
Delano E. Lewis, Director

/s/ William G. Parrett
William G. Parrett, Director

/s/ Antonio M. Perez
Antonio M. Perez, Director

/s/ Hector de J. Ruiz
Hector de J. Ruiz, Director

/s/ Dennis F. Strigl
Dennis F. Strigl, Director

/s/ Laura D'Andrea Tyson
Laura D'Andrea Tyson, Director

Date: February 27, 2009

SCHEDULE II

EASTMAN KODAK COMPANY
VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning Of Period	Charges to Earnings and Equity	Amounts Written Off	Balance at End of Period
Year ended December 31, 2008				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 83	$ 42	$ 35	$ 90
Reserve for loss on returns and allowances	31	16	24	23
Total	$ 114	$ 58	$ 59	$ 113
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 6	$ 2	$ -	$ 8
From Deferred Tax Assets:				
Valuation allowance	$ 1,249	$ 542	$ 126	$ 1,665
Year ended December 31, 2007				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 97	$ 25	$ 39	$ 83
Reserve for loss on returns and allowances	37	16	22	31
Total	$ 134	$ 41	$ 61	$ 114
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 8	$ 1	$ 3	$ 6
From Deferred Tax Assets:				
Valuation allowance	$ 1,849	$ 11	$ 611	$ 1,249
Year ended December 31, 2006				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 111	$ 50	$ 64	$ 97
Reserve for loss on returns and allowances	33	26	22	37
Total	$ 144	$ 76	$ 86	$ 134
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 9	$ (1)	$ -	$ 8
From Deferred Tax Assets:				
Valuation allowance	$ 1,328	$ 655	$ 134	$ 1,849

EASTMAN KODAK COMPANY
INDEX TO EXHIBITS

EXHIBIT NUMBER

(3.1) Certificate of Incorporation, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

(3.2) By-laws, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

(4.1) Indenture dated as of January 1, 1988 between Eastman Kodak Company and The Bank of New York as Trustee.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 25, 1988, Exhibit 4.)

(4.2) First Supplemental Indenture dated as of September 6, 1991 and Second Supplemental Indenture dated as of September 20, 1991, each between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Exhibit 4.)

(4.3) Third Supplemental Indenture dated as of January 26, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 4.)

(4.4) Fourth Supplemental Indenture dated as of March 1, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Exhibit 4.)

(4.5) Form of the 7.25% Senior Notes due 2013.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.6) Resolutions of the Committee of the Board of Directors of Eastman Kodak Company, adopted on October 7, 2003, establishing the terms of the Securities.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.7) Fifth Supplemental Indenture, dated October 10, 2003, between Eastman Kodak Company and The Bank of New York, as Trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.8) Secured Credit Agreement, dated as of October 18, 2005, among Eastman Kodak Company and Kodak Graphic Communications Canada Company, the banks named therein, Citigroup Global Markets Inc., as lead arranger and bookrunner, Lloyds TSB Bank PLC, as syndication agent, Credit Suisse, Cayman Islands Branch, Bank of America, N. A. and The CIT Group/Business Credit, Inc., as co-documentation agents, and Citicorp USA, Inc., as agent for the lenders.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.1.)

(4.9) Security Agreement, dated as of October 18, 2005, among Eastman Kodak Company, the subsidiary grantors identified therein and Citicorp USA, Inc., as agent, relating to the Secured Credit Agreement.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.2.)

(4.10) Canadian Security Agreement, dated as of October 18, 2005, among Kodak Graphic Communications Canada Company and Citicorp USA, Inc., as agent, relating to the Secured Credit Agreement.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.3.)

Eastman Kodak Company and certain subsidiaries are parties to instruments defining the rights of holders of long-term debt that was not registered under the Securities Act of 1933. Eastman Kodak Company has undertaken to furnish a copy of these instruments to the Securities and Exchange Commission upon request.

(10.1) Philip J. Faraci Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Exhibit 10.)

Amendment, dated February 28, 2007, to Philip J. Faraci Letter Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.2.)

Second Amendment, dated December 9, 2008, to Philip J. Faraci Letter Agreement Dated November 3, 2004.

(10.2) Eastman Kodak Company Deferred Compensation Plan for Directors, as amended and restated effective January 1, 2009.

(10.3) Eastman Kodak Company Non-Employee Director Annual Compensation Program. The equity portion of the retainer became effective December 11, 2007; the cash portion of the retainer became effective January 1, 2008.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Exhibit 10.)

(10.4) 1982 Eastman Kodak Company Executive Deferred Compensation Plan, as amended and restated effective January 1, 2009.

(10.5) Eastman Kodak Company 2005 Omnibus Long-Term Compensation Plan, as amended, effective January 1, 2009.

Form of Notice of Award of Non-Qualified Stock Options pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Restricted Stock, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Restricted Stock with a Deferral Feature, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10.)

Form of Administrative Guide for Annual Officer Stock Options Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Stock Option Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Restricted Stock Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Administrative Guide for Leadership Stock Program under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, Exhibit 10.)

(10.6) Administrative Guide for the 2006-2007 Performance Cycle of the Leadership Stock Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan.

(10.7) Administrative Guide for the 2007 Performance Cycle of the Leadership Stock Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan.

(10.8) Administrative Guide for the 2008 Performance Cycle of the Leadership Stock Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan.

(10.9) Administrative Guide for September 16, 2008 Restricted Stock Unit Grant under the 2005 Omnibus Long-term Compensation Plan.

(10.10) Form of Administrative Guide for Restricted Stock Unit Grant under the 2005 Omnibus Long-term Compensation Plan.

(10.11) Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.1.)

Amendment, dated September 26, 2006, to Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.2.)

(10.12) Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, as amended, effective as of November 12, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)

(10.13) Kodak Executive Financial Counseling Program.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 10.)

(10.14) Personal Umbrella Liability Insurance Coverage.
Eastman Kodak Company provides $5,000,000 personal umbrella liability insurance coverage to its approximately 160 key executives. The coverage, which is insured through The Mayflower Insurance Company, Ltd., supplements participants' personal coverage. The Company pays the cost of this insurance. Income is imputed to participants.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Exhibit 10.)

(10.15) James Langley Agreement dated August 12, 2003.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

Amendment, dated February 28, 2007, to James T. Langley Letter Agreement dated August 12, 2003.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.3.)

Amended leaving arrangement for James T. Langley, effective December 11, 2007.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Exhibit 10.)

(10.16) Kodak Stock Option Plan, as amended and restated August 26, 2002.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Exhibit 10.)

(10.17) Eastman Kodak Company 1997 Stock Option Plan, as amended effective as of March 13, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, Exhibit 10.)

(10.18) Eastman Kodak Company 2000 Omnibus Long-Term Compensation Plan, as amended, effective January 1, 2009.

Form of Notice of Award of Non-Qualified Stock Options Granted To ________, Pursuant to the 2000 Omnibus Long-Term Compensation Plan; and Form of Notice of Award of Restricted Stock Granted To ______, Pursuant to the 2000 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

(10.19) Administrative Guide for the 2004-2005 Performance Cycle of the Leadership Program under Article 12 of the 2000 Omnibus Long-Term Compensation Plan, as amended January 1, 2009.

(10.20) Administrative Guide for the 2004-2005 Performance Cycle of the Leadership Program under Section 13 of the 2000 Omnibus Plan, as amended January 1, 2009.

(10.21) Eastman Kodak Company Executive Compensation for Excellence and Leadership Plan, as amended, effective January 1, 2009.

(10.22) Eastman Kodak Company Executive Protection Plan, as amended December 12, 2008, effective January 1, 2009.

(10.23) Eastman Kodak Company Estate Enhancement Plan, as adopted effective March 6, 2000.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

(10.24) Antonio M. Perez Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, Exhibit 10 Z.)

Letter dated May 10, 2005, from the Chair, Executive Compensation and Development Committee, to Antonio M. Perez.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10 DD.).

Notice of Award of Restricted Stock with a Deferral Feature Granted to Antonio M. Perez, effective June 1, 2005, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10 CC.)

Amendment, dated February 27, 2007, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.1.)

Second Amendment, dated December 9, 2008, to Antonio M. Perez Letter Agreement dated March 3, 2003.

(10.25) Mary Jane Hellyar Retention Agreement dated August 14, 2006.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Exhibit 10.)

(10.26) Asset Purchase Agreement between Eastman Kodak Company and Onex Healthcare Holdings, Inc., dated as of January 9, 2007.

Amendment No. 1 To the Asset Purchase Agreement.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, Exhibit 10 CC.)

(12) Statement Re Computation of Ratio of Earnings to Fixed Charges.

(18) Letter Re Change in Accounting Principles.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, Exhibit 18.)

(21) Subsidiaries of Eastman Kodak Company.

(23) Consent of Independent Registered Public Accounting Firm.

(31.1) Certification.

(31.2) Certification.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)	Year Ended December 31 2008	2007	2006	2005	2004
Loss from continuing operations before provision for income taxes	$ (874)	$ (256)	$ (583)	$ (1,208)	$ (625)
Adjustments:					
Minority interest in income of subsidiaries with fixed charges	-	(1)	-	(3)	(3)
Undistributed (earnings) loss of equity method investees	-	(1)	(7)	(12)	(30)
Interest expense	108	113	172	139	111
Interest component of rental expense (1)	39	43	53	50	54
Amortization of capitalized interest	2	9	43	22	25
Earnings as adjusted	$ (725)	$ (93)	$ (322)	$ (1,012)	$ (468)
Fixed charges:					
Interest expense	108	113	172	139	111
Interest component of rental expense (1)	39	43	53	50	54
Capitalized interest	3	2	3	3	2
Total fixed charges	$ 150	$ 158	$ 228	$ 192	$ 167
Ratio of earnings to fixed charges	*	**	***	****	*****

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $875 million.

** Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $251 million.

*** Earnings for the year ended December 31, 2006 were in adequate to cover fixed charges. The coverage deficiency was $550 million.

**** Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $1,204 million.

***** Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $635 million.

EXHIBIT (21)

SUBSIDIARIES OF EASTMAN KODAK COMPANY

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	New Jersey
Laser-Pacific Media Corporation	Delaware
FPC, Inc.	California
Qualex Inc.	Delaware
Qualex Canada Photofinishing Inc.	Canada
Eastman Gelatine Corporation	Massachusetts
Kodak Imaging Network, Inc. (formerly Ofoto, Inc.)	Delaware
Kodak Graphic Communications Canada Company	Canada
Creo Capital Netherlands B.V.	Netherlands
Kodak SA/NV	Belgium
Kodak Canada Inc.	Canada
Kodak Argentina S.A.I.C.	Argentina
Kodak Chilena S.A. Fotografica	Chile
Kodak Americas, Ltd.	New York
Kodak Venezuela, S.A.	Venezuela
Kodak (Near East), Inc.	New York
Kodak (Singapore) Pte. Limited	Singapore
Kodak Philippines, Ltd.	New York
Kodak Polychrome Graphics Company Ltd.	Barbados
Kodak Limited	England
Cinesite (Europe) Limited	England
Kodak India Limited	India
Kodak International Finance Limited	England
Kodak Polska Sp.zo.o	Poland
Kodak OOO	Russia
Kodak Czech Spol s.r.o.	Czech Republic
Kodak S.A.	France
Kodak Verwaltung GmbH	Germany
Eastman Kodak Holdings B.V.	Netherlands
Eastman Kodak Sarl	Switzerland
Kodak Brasileira Comercio de Produtos para Imagem e Servicos Ltda.	Brazil
Kodak Nederland B.V.	Netherlands
Kodak (China) Investment Company Ltd.	China
Kodak (Hong Kong) Limited	Hong Kong
Kodak (China) Limited	Hong Kong

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	
Kodak Korea Ltd.	South Korea
Kodak New Zealand Limited	New Zealand
Kodak (Australasia) Pty. Ltd.	Australia
Kodak (South Africa) (Proprietary) Limited	South Africa
Kodak (Egypt) S.A.E.	Egypt
Kodak (Malaysia) Sdn.Bhd.	Malaysia
Kodak (Taiwan) Limited	Taiwan
Eastman Kodak International Capital Company, Inc.	Delaware
Kodak de Mexico S.A. de C.V.	Mexico
Kodak Export de Mexico, S. de R.L. de C.V.	Mexico
Kodak Mexicana, S.A. de C.V.	Mexico
N.V. Kodak S.A.	Belgium
Kodak A/S	Denmark
Kodak Norge A/S	Norway
Kodak Societe Anonyme	Switzerland
Kodak (Thailand) Limited	Thailand
Kodak Gesellschaft m.b.H.	Austria
Kodak Kft.	Hungary
Kodak Oy	Finland
Kodak S.p.A.	Italy
Kodak Portuguesa Limited	New York
Kodak, S.A.	Spain
Kodak Nordic AB	Sweden
Kodak K. K.	Japan
K. K. Kodak Information Systems	Japan
Kodak Digital Product Center, Japan Ltd.	Japan
Kodak Electronic Products (Shanghai) Company Limited	China
Kodak (China) Company Limited	China
Kodak (China) Graphic Communications Company Ltd.	China
Kodak (Wuxi) Company Limited	China
Kodak (Xiamen) Company Limited	China
Kodak (Shanghai) International Trading Co. Ltd.	China
Shanghai Da Hai Camera Co., Ltd.	China

Note: Subsidiary Company names are indented under the name of the parent company.

EXHIBIT (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-111726) and Form S-8 (No. 33-56499, No. 33-65033, No. 33-65035, No. 333-57729, No. 333-57659, No. 333-57665, No. 333-23371, No. 333-43526, No. 333-43524, and No. 333-125355) of Eastman Kodak Company of our report dated February 26, 2009 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
February 26, 2009

EXHIBIT (31.1)

CERTIFICATION

I, Antonio M. Perez, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ Antonio M. Perez
Antonio M. Perez
Chairman and Chief Executive Officer

EXHIBIT (31.2)

CERTIFICATION

I, Frank S. Sklarsky, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer

EXHIBIT (32.1)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antonio M. Perez, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Antonio M. Perez
Antonio M. Perez
Chairman and Chief Executive Officer

February 27, 2009

EXHIBIT (32.2)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank S. Sklarsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer

February 27, 2009

NOTICE OF 2009 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice April 2, 2009

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

TABLE OF CONTENTS

NOTICE OF 2009 ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 13, 2009 at 9:00 a.m., local time, at the Embassy Suites Hotel Walnut Creek, 1345 Treat Boulevard, Walnut Creek, CA. You will be asked to vote on Company proposals.

Whether or not you attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, as well as by telephone or by mailing a proxy card or voting instruction card. We encourage you to use the internet, as it is the most cost-effective way to vote.

We look forward to seeing you at the Annual Meeting and would like to take this opportunity to remind you that your vote is very important.

Sincerely,

Antonio M. Perez
Chairman of the Board

NOTICE OF THE 2009 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 13, 2009 at 9:00 a.m., local time, at the Embassy Suites Hotel Walnut Creek, 1345 Treat Boulevard, Walnut Creek, CA. The following proposals will be voted on at the Annual Meeting:

1. Election of 11 directors named in the Proxy Statement for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

The Board of Directors recommends a vote FOR Items 1 and 2.

If you were a shareholder of record at the close of business on March 16, 2009, you are entitled to vote at the Annual Meeting.

Again this year, we are taking advantage of the Securities and Exchange Commission "e-proxy" rules that allow public companies to furnish proxy materials to their shareholders over the internet. These rules allow us to provide you with the information you need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting.

If you have any questions about the Annual Meeting, please contact: Coordinator, Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218, (585) 724-5492, e-mail: shareholderservices@kodak.com.

The Annual Meeting will be accessible by the handicapped. If you require special assistance, contact the Coordinator, Shareholder Services.

By Order of the Board of Directors

Laurence L. Hickey
Secretary and Assistant General Counsel
Eastman Kodak Company
April 2, 2009

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on May 13, 2009. The Notice of 2009 Annual Meeting and Proxy Statement and 2008 Annual Report on Form 10-K are available at www.envisionreports.com/ek.

QUESTIONS & ANSWERS

Q. ***Why am I receiving these proxy materials?***

A. Our Board of Directors (the Board) is providing these proxy materials to you on the internet, or has delivered printed versions to you by mail in connection with Kodak's 2009 Annual Meeting of Shareholders (the Annual Meeting), which will take place on Wednesday, May 13, 2009. As a shareholder of record, you are invited to attend the Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement. The approximate date on which these proxy materials are being made available to you is April 2, 2009.

Q. ***What is included in these proxy materials?***

A. These proxy materials include:

- Our 2008 Annual Report on Form 10-K; and
- Notice of 2009 Annual Meeting and Proxy Statement.

If you received printed versions of the proxy materials by mail, these proxy materials also include the Proxy Card for the Annual Meeting.

Q. ***What am I voting on?***

A. The Board is soliciting your proxy in connection with the Annual Meeting to be held on Wednesday, May 13, 2009 at 9:00 a.m., local time, at the Embassy Suites Hotel Walnut Creek, and any adjournment or postponement thereof. You are voting on the following proposals:

1. Election of directors for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Q. ***What are the voting recommendations of the Board?***

A. The Board recommends the following votes:

- FOR each of the director nominees.
- FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Q. ***Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials this year instead of a full set of proxy materials?***

A. This year, we are pleased to be again using the Securities and Exchange Commission (SEC) "e-proxy" rules. These rules allow companies to furnish proxy materials to shareholders over the internet. The "e-proxy" rules remove the requirement for public companies to automatically send shareholders a full, printed copy of proxy materials and allow them instead to deliver to their shareholders a "Notice of Internet Availability of Proxy Materials" and to provide online access to the documents. As a result, we mailed to many of our shareholders a "Notice of Internet Availability of Proxy Materials" (the Notice) on or about April 2, 2009.

The Notice provides instructions on how to:

- View our proxy materials for the Annual Meeting on the internet; and
- Request a printed copy of the proxy materials.

In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the environmental impact of printed materials.

Q. ***Why didn't I receive a notice in the mail about the internet availability of the proxy materials?***

A. We are providing some of our shareholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice.

In addition, we are providing the Notice by e-mail to those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where materials are available.

Q. ***Where can I view the proxy materials on the internet?***

A. This Proxy Statement, the form of proxy and voting instructions are being made available to shareholders on or about April 2, 2009, at **www.envisionreports.com/ek**. Our 2008 Annual Report on Form 10-K is being made available at the same time and by the same method. The Annual Report on Form 10-K is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Q. ***How can I receive a printed copy of the proxy materials?***

A. **Shareholder of Record**. You may request a printed copy of the proxy materials by any of the following methods:

- Telephone at (866) 641-4276;
- Internet at **www.envisionreports.com/ek**; or
- E-mail at **investorvote@computershare.com.** Reference "Proxy Materials Order" on the subject line. In the message, include your full name, address and the three numbers located in the shaded bar on the Notice, and state that you want to receive a paper copy of current and/or future meeting materials.

Beneficial Owner. You may request a printed copy of the proxy materials by following the instructions provided to you by your broker, trustee or nominee.

Q. ***What is the difference between holding shares as a shareholder of record and as a beneficial owner?***

A. Most Kodak shareholders hold their shares through a broker or other nominee (beneficial ownership) rather than directly in their own name (shareholder of record). As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered in your name with Kodak's transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being made available directly to you by Kodak. As the shareholder of record, you have the right to give your voting proxy to Kodak management or a third party, or to vote in person at the Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being made available to you together with a voting instruction card on behalf of your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares and you are also invited to attend the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker has the discretion to vote on routine corporate matters presented in the proxy materials without your specific voting instructions, but with respect to any non-routine matter over which the broker does not have discretionary voting power, your shares will not be voted without your specific voting instructions. When the broker does not have discretionary voting power on a particular proposal and does not receive voting instructions from you, the shares are not voted and are referred to as "broker non-votes."

Q. ***Which proposal items are considered "routine" or "non-routine"?***

A. Item 1 (Election of directors) and Item 2 (Ratification of independent registered public accounting firm) involve matters that we believe will be treated as routine.

Q. ***Will any other matter be voted on?***

A. We are not aware of any other matters you will be asked to vote on at the Annual Meeting. If you have returned your signed proxy card or otherwise given the Company's management your proxy, and any other matter is properly brought before the Annual Meeting, Antonio M. Perez and Laurence L. Hickey, acting as your proxies, will vote for you in their discretion. New Jersey law (under which the Company is incorporated) requires that you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Annual Meeting.

Q. ***How do I vote?***

A. **Shareholder of Record.** There are four ways to vote, if you are a shareholder of record:

- By internet at **www.envisionreports.com/ek**. We encourage you to vote this way.
- By toll-free telephone: (800) 652-VOTE (8683).
- By completing and mailing your proxy card.
- By written ballot at the Annual Meeting.

Your shares will be voted as you indicate. If you return your signed proxy card or otherwise give the Company's management your proxy, but do not indicate your voting preferences, Antonio M. Perez and Laurence L. Hickey will vote your shares FOR Items 1 and 2. As to any other business that may properly come before the Annual Meeting, Antonio M. Perez and Laurence L. Hickey will vote in accordance with their best judgment, although the Company does not presently know of any other business.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***What happens if I do not give specific voting instructions?***

A. **Shareholder of Record.** If you are a shareholder of record and you:

- Indicate when voting on the internet or by telephone that you wish to vote as recommended by our Board; or
- If you sign and return a proxy card without giving specific voting instructions,

the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner of shares held in street name and do not provide your broker, trustee or nominee with specific voting instructions:

- Your broker, trustee or nominee will have the authority to exercise discretion to vote your shares with respect to Item 1 (Election of directors) and Item 2 (Ratification of independent registered public accounting firm) because they involve matters we believe will be considered routine.

Q. ***What is the deadline for voting my shares?***

A. **Shareholder of Record.** If you are a shareholder of record and vote by internet or telephone, your vote must be received by 1:00 a.m., Eastern Time, on May 13, 2009, the morning of the Annual Meeting. If you are a shareholder of record and vote by mail or by written ballot at the Annual Meeting, your vote must be received before the polls close at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions provided by your broker, trustee or nominee. You may vote your shares in person at the Annual Meeting only if you obtain a legal proxy from your broker, trustee or nominee and provide it at the Annual Meeting.

Q. ***Who can vote?***

A. To be able to vote your Kodak shares, the records of the Company must show that you held your shares as of the close of business on March 16, 2009, the record date for the Annual Meeting. Each share of common stock is entitled to one vote.

Q. ***How can I change my vote or revoke my proxy?***

A. **Shareholder of Record.** If you are a shareholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a timely new vote by internet or telephone;
- Returning a later-dated proxy card; or
- Notifying Laurence L. Hickey, Secretary and Assistant General Counsel.

You may also complete a written ballot at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***How are votes counted?***

A. In the election of directors, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each of the nominees. If you elect to abstain in the election of directors, the abstention will not impact the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal to ratify the Audit Committee's selection of the independent registered public accounting firm. In tabulating the voting results for this proposal, only "FOR" and "AGAINST" votes are counted. If you elect to abstain with respect to this proposal, the abstention will not impact the ratification of the Audit Committee's selection of the independent registered public accounting firm.

Q. ***What vote is required to approve each proposal?***
A. The following table describes the voting requirements for each proposal:

Item 1 — Election of directors	In February 2009, the Board amended the Company's By-laws to adopt a majority voting standard for uncontested director elections. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected at the Annual Meeting, the 2009 election of directors is an uncontested election. To be elected in an uncontested election, a director nominee must be elected by a majority of the votes cast with respect to that director nominee. A majority of the votes cast means that the number of votes cast FOR a nominee's election must exceed the number of votes cast AGAINST the nominee's election. Each nominee receiving more votes FOR his or her election than votes AGAINST his or her election will be elected.
Item 2 — Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.

Q. ***Is my vote confidential?***
A. Yes. Only the inspectors of election and certain individuals who help with processing and counting the votes have access to your vote. Directors and employees of the Company may see your vote only if the Company needs to defend itself against a claim or if there is a proxy solicitation by someone other than the Company. Therefore, please do not write any comments on your proxy card.

Q. ***Who will count the vote?***
A. Computershare Trust Company, N.A. will count the vote. Its representative will serve as the inspector of election.

Q. ***Who can attend the Annual Meeting?***
A. If the records of the Company show that you held your shares as of the close of business on March 16, 2009, the record date for the Annual Meeting, you can attend the Annual Meeting. Seating, however, is limited. Attendance at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting. Photographs may be taken and videotaping may be conducted at the Annual Meeting by the Company. We may use these images in publications. If you attend the Annual Meeting, we assume we have your permission to use your image.

Q. ***What do I need to do to attend the Annual Meeting?***
A. To attend the Annual Meeting, please follow these instructions:

- If you vote by internet or telephone, follow the instructions provided for attendance.
- If you vote by using a proxy card, check the appropriate box on the card.
- If you are a beneficial owner, bring proof of your ownership with you to the Annual Meeting.
- To enter the Annual Meeting, bring the Admission Ticket attached to your proxy card or printed from the internet.
- If you do not have an Admission Ticket, go to the Registration desk upon arrival at the Annual Meeting.

Seating at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting.

Q. ***Can I bring a guest?***
A. Yes. If you plan to bring a guest to the Annual Meeting, follow the instructions on the internet or telephone or check the appropriate box on your proxy card. When you go through the registration area at the Annual Meeting, your guest must register with you.

Q. ***What is the quorum requirement of the Annual Meeting?***
A. A majority of the outstanding shares on May 13, 2009 constitutes a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes, other than where stated, will be counted in determining the quorum, but neither will be counted as votes cast. On March 16, 2009, there were 268,194,675 shares outstanding.

Q. ***Where can I find the voting results of the Annual Meeting?***

A. We intend to announce preliminary voting results at the Annual Meeting and publish final results on our corporate governance website at **www.kodak.com/go/governance** and in our quarterly report on Form 10-Q for the second quarter of fiscal year 2009.

Q. ***Can I nominate someone to the Board?***

A. Our By-laws provide that any shareholder may nominate a person for election to the Board so long as the shareholder follows the procedure outlined in the By-laws as summarized below. In addition, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to elect the nominee. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by our Corporate Responsibility and Governance Committee.

The complete description of the procedure for shareholder nomination of director candidates is contained in our By-laws. A copy of the full text of the by-law provision containing this procedure may be obtained by writing to our Secretary at our principal executive offices. Our By-laws can also be accessed at **www.kodak.com/go/governance**. For purposes of summarizing this procedure, we have assumed: 1) the date of the upcoming Annual Meeting is within 30 days of the anniversary of the annual meeting for the previous year and 2) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 120 days prior to the first anniversary of the previous year's annual meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next annual meeting must deliver written notice of such nomination to our Secretary, at our principal office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, for our 2010 annual meeting, notice of nomination must be delivered to our Secretary no earlier than January 13, 2010 and no later than February 12, 2010.

The written notice to our Secretary must contain the following information with respect to each nominee: 1) the proposing shareholder's name and address; 2) the number of shares of the Company owned of record and beneficially by the proposing shareholder; 3) the name of the person to be nominated; 4) the number of shares of the Company owned of record and beneficially by the nominee; 5) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; 6) such other information regarding the nominee as would have been required to be included in the Proxy Statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and 7) the nominee's signed consent to serve as a director if so elected.

Persons who are nominated in accordance with this procedure will be eligible for election as directors at the 2010 annual meeting of the Company's shareholders.

Q. ***What is the deadline to propose actions for consideration at the 2010 annual meeting?***

A. For a shareholder proposal to be considered for inclusion in Kodak's proxy statement for the 2010 annual meeting, the Secretary of Kodak must receive the written proposal at our principal executive offices no later than December 3, 2009. Such proposals must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

For a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to approve that proposal, provide the information required by the By-laws of Kodak and give timely notice to the Secretary of Kodak in accordance with the By-laws of Kodak, which, in general, require that the notice be received by the Secretary of Kodak:

- Not earlier than the close of business on January 13, 2010; and
- Not later than the close of business on February 12, 2010.

If the date of the shareholder meeting is moved more than 30 days before or 30 days after the anniversary of the 2009 Annual Meeting, then notice of a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

You may contact our Secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making shareholder proposals. Our By-laws can also be accessed at **www.kodak.com/go/governance**.

Q. ***How much did this proxy solicitation cost?***

A. The Company hired Georgeson Inc. to assist in the solicitation of votes. The estimated fee is $18,500 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage houses and other custodians, nominees, trustees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders. Directors, officers and employees of the Company may solicit proxies and voting instructions in person, by telephone or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with these solicitations.

Q. ***What other information about Kodak is available?***

A. The following information is available:

- 2008 Annual Report on Form 10-K
- Transcript of the Annual Meeting
- Plan descriptions, annual reports and trust agreements and contracts for the pension plans of the Company and its subsidiaries
- Diversity Report; Form EEO-1
- Health, Safety and Environment Annual Report on Kodak's website at **www.kodak.com/go/HSE**
- Corporate Responsibility Principles on Kodak's website at **www.kodak.com/US/en/corp/principles**
- Corporate Governance Guidelines on Kodak's website at **www.kodak.com/go/governance**
- Business Conduct Guide on Kodak's website at **www.kodak.com/US/en/corp/principles/businessConduct.shtml**
- Eastman Kodak Company By-laws on Kodak's website at **www.kodak.com/go/governance**
- Charters of the Board's Committees (Audit Committee, Corporate Responsibility and Governance Committee, Executive Committee, Executive Compensation and Development Committee, and Finance Committee) on Kodak's website at **www.kodak.com/go/governance**
- Directors' Code of Conduct on Kodak's website at **www.kodak.com/go/governance**
- Kodak Board of Directors Policy on Recoupment of Annual Incentive Bonuses in the Event of a Restatement Due to Fraud or Misconduct at **www.kodak.com/go/governance**

You may request printed copies of any of these documents by contacting:

Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
(585) 724-5492

E-mail: shareholderservices@kodak.com

The address of our principal executive office is:

Eastman Kodak Company
343 State Street
Rochester, NY 14650

HOUSEHOLDING OF DISCLOSURE DOCUMENTS

The SEC has adopted rules regarding the delivery of disclosure documents to shareholders sharing the same address. This rule benefits both you and Kodak. It reduces the volume of duplicate information received at your household and helps Kodak reduce expenses. Kodak expects to follow this rule any time it distributes annual reports, proxy statements, information statements and prospectuses. As a result, we are sending only one copy of the Notice to multiple shareholders sharing an address, unless we receive contrary instructions from one or more of these shareholders.

If your household received a Notice for this year, but you would prefer to receive your own copy, please contact Kodak's transfer agent, Computershare Trust Company, N.A., by calling its toll-free number, (800) 253-6057, or by mail at P.O. Box 43078, Providence, RI 02940-3078.

If you would like to receive your own Notice in future years, follow the instructions described below. Similarly, if you share an address with another Kodak shareholder, and together both of you would like to receive only a single Notice, follow these instructions:

- If your Kodak shares are registered in your own name, please contact Kodak's transfer agent, Computershare Trust Company, N.A., and inform them of your request by phone: (800) 253-6057, or by mail: P.O. Box 43078, Providence, RI 02940-3078.
- If a broker or other nominee holds your Kodak shares, please contact Broadridge Financial Solutions, Inc. and inform them of your request by phone: (800) 542-1061, or by mail: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Be sure to include your name, the name of your brokerage firm and your account number.

AUDIO WEBCAST OF ANNUAL MEETING AVAILABLE ON THE INTERNET

Kodak's Annual Meeting will be webcast live. If you have internet access, you can listen to the webcast by going to Kodak's Investor Center webpage at **www.kodak.com/US/en/corp/investorCenter/investorsCenterHome.shtml**. This webcast is listen only. You will not be able to ask questions. The Annual Meeting audio webcast will remain available on our website for a short period of time after the Annual Meeting.

Information included on our website, other than our Proxy Statement and proxy card, is not part of the proxy solicitation materials.

2008 Annual Report on Form 10-K

The Company will provide without charge, upon your request, a printed copy of its 2008 Annual Report on Form 10-K. To receive a printed copy of the 2008 Annual Report on Form 10-K, please contact:

Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
(585) 724-5492

E-mail: shareholderservices@kodak.com

PROPOSALS

COMPANY PROPOSALS

ITEM 1 — Election of Directors

Kodak's By-laws require us to have at least nine directors but no more than 18. The number of directors is set by the Board and is currently 12. Mr. Perez is the only director who is an employee of the Company.

There are 11 directors standing for re-election (Richard S. Braddock, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda, Debra L. Lee, Delano E. Lewis, William G. Parrett, Antonio M. Perez, Dennis F. Strigl and Laura D'Andrea Tyson). All the nominees agree to serve a one-year term. Information about them is provided on pages 13 - 15 of this Proxy Statement. Hector de J. Ruiz will not be standing for re-election.

If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

Each director nominee who receives more "FOR" votes than "AGAINST" votes representing shares of the Company's common stock presented in person or represented by proxy and entitled to be voted at the Annual Meeting will be elected.

If a director nominee receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, the Board will decide, in accordance with the Company's Majority Vote Policy described on page 22 of this Proxy Statement, whether to accept the irrevocable letter of resignation the nominee submitted as a condition of being nominated to the Board as required by the Majority Vote Policy.

The Board of Directors recommends a vote FOR the election of all the director nominees.

ITEM 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP has been the Company's independent accountants for many years. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve until the 2010 annual meeting.

A representative of PricewaterhouseCoopers LLP is expected to attend the Annual Meeting to respond to questions and, if he or she desires, make a statement.

As a matter of good corporate governance, the Audit Committee has determined to submit its selection of the independent registered public accounting firm to our shareholders for ratification. In the event that this selection of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will review its future selection of an independent registered public accounting firm.

The ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote.

The Board of Directors recommends a vote FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

INTRODUCTION

Ethical business conduct and good corporate governance are not new practices at Kodak. The reputation of our Company and our brand has been built by more than a century of ethical business conduct. The Company and the Board have long practiced good corporate governance and believe it to be a prerequisite to providing sustained, long-term value to our shareholders. We continually monitor developments in the area of corporate governance and lead in developing and implementing best practices. This is a fundamental goal of our Board.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines reflect the principles by which the Company operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving best practices. A copy of the Corporate Governance Guidelines is published on our website at **www.kodak.com/go/governance**.

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

All of our employees, including the CEO, the CFO, the Controller, all other senior financial officers and all other Section 16 executive officers, as defined under Section 16 of the Securities Exchange Act of 1934 (a Section 16 Executive Officer) are required to comply with our long-standing code of conduct, the "Business Conduct Guide." The Business Conduct Guide requires our employees to maintain the highest ethical standards in the conduct of Company business so that they and the Company are always above reproach. The Company also has a code of conduct for its directors, known as the Directors' Code of Conduct. Both our Business Conduct Guide and our Directors' Code of Conduct are published on our website at **www.kodak.com/go/governance**. We will post on this website any amendments to the Business Conduct Guide or Directors' Code of Conduct and any waivers of either code for directors or the Company's CEO, CFO or Controller. Our directors annually certify in writing that they understand and are in compliance with the Directors' Code of Conduct.

BOARD INDEPENDENCE

For a number of years, a substantial majority of our Board has been comprised of independent directors. In February 2004, the Board adopted Director Independence Standards to aid it in determining whether a director is independent. The Director Independence Standards, which were amended by the Board in February 2009 to comply with recent changes to the director independence requirements of the New York Stock Exchange's (NYSE) Corporate Governance Listing Standards (Listing Standards), are attached as Exhibit I to this Proxy Statement.

The Board has determined that each of the following former and current directors has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, is independent within the meaning of the NYSE's Listing Standards and the rules of the SEC: Richard S. Braddock, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda, Debra L. Lee, Delano E. Lewis, William G. Parrett, Hector de J. Ruiz, Dennis F. Strigl and Laura D'Andrea Tyson. The remaining director, Antonio M. Perez, Chairman of the Board and CEO, is an employee of the Company and, therefore, is not independent.

In the course of the Board's determination regarding the independence of each non-employee director, it considered any transactions, relationships and arrangements as required by the Company's Independence Standards. In particular, with respect to the most recent completed fiscal year, the Board considered:

- The annual amount of purchases from the Company by the company where Mr. Hernandez is an executive officer, and determined that the amount of purchases did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of sales to the Company by the company where Mr. Hernandez is an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of purchases from the Company by the company where Mr. Strigl is an executive officer, and determined that the amount of purchases did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of sales to the Company by the company where Mr. Strigl is an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of sales to the Company by the company where Dr. Tyson is a director, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.

- The annual amount of sales to the Company by the company where Dr. Tyson is employed, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The amount of the contributions from the Company to a charitable organization where Ms. Lee is a director, and determined that the amount of the contributions did not exceed the greater of $1,000,000 or 2% of the charitable organization's gross revenues and, therefore, were immaterial.
- The amount of the contributions from the Company to a second charitable organization where Ms. Lee is a director, and determined that the amount of the contributions did not exceed the greater of $1,000,000 or 2% of the charitable organization's gross revenues and, therefore, were immaterial.

AUDIT COMMITTEE FINANCIAL QUALIFICATIONS AND MEMBERSHIPS

The Board has determined that all members of its Audit Committee (Richard S. Braddock, William H. Hernandez, Debra L. Lee, Delano E. Lewis, William G. Parrett and Dennis F. Strigl) are independent and are financially literate as required by the NYSE, and that Richard S. Braddock, William H. Hernandez and William G. Parrett possess the qualifications of an Audit Committee Financial Expert, as defined by SEC rules, and have accounting or related financial management expertise, as required by the NYSE.

The Board determined that William G. Parrett's simultaneous service on the audit committees of three other public companies will not impair his ability to effectively serve on the Company's Audit Committee.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

In February 2007, our Board, based on the recommendation of the Corporate Responsibility and Governance Committee, adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under these policies and procedures, which are posted on our website at **www.kodak.com/go/governance**, our Governance Committee is to review the material facts of all interested transactions that require the Governance Committee's approval. The Governance Committee will approve or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party.

Under the policies and procedures, an "interested transaction" is any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, the Company is a participant and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, a Section 16 Executive Officer, director or nominee for election as a director (even if they presently do not serve in that role), any greater than 5% beneficial owner of the Company's common stock or any immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Governance Committee has reviewed and pre-approved certain types of interested transactions described below. In addition, our Board has delegated to the chair of the Governance Committee the authority to pre-approve or ratify (as applicable) any interested transaction with a related party in which the aggregate amount involved is expected to be less than $500,000. Pre-approved interested transactions include:

- Employment of Section 16 Executive Officers either if the related compensation is required to be reported in our proxy statement or if the Section 16 Executive Officer is not an immediate family member of another Section 16 Executive Officer or a director of our Company and the related compensation would be reported in our proxy statement if the Section 16 Executive Officer was a "Named Executive Officer" and our Compensation Committee approved (or recommended that the Board approve) such compensation.
- Any compensation paid to a director if the compensation is required to be reported in our proxy statement.
- Any transaction with another company with which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenues.
- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the charitable organization's total annual receipts.

- Any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).
- Any transaction involving a related party where the rates or charges involved are determined by competitive bids.
- Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction with a related party involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

The Governance Committee reviewed two interested transactions with related parties occurring in 2008 that did not fall within any of the pre-approved interested transactions described above. In each case, the Committee ratified the transaction and determined that the related person did not have a material interest in the transaction. Therefore, there are no related party transactions that need to be disclosed in this Proxy Statement under the relevant SEC rules.

BOARD OF DIRECTORS

NOMINEES TO SERVE A ONE-YEAR TERM EXPIRING AT THE 2010 ANNUAL MEETING



RICHARD S. BRADDOCK

RICHARD S. BRADDOCK *Director since May 1987*

Mr. Braddock, 67, is the Chairman & CEO of Fresh Direct. He was named CEO on March 4, 2008 and has been the Chairman since 2005. Mr. Braddock began his business career in 1965 spending a number of years in product management at General Foods. He joined Citicorp in 1973, was elected to the board of directors in 1985 and was elected president and chief operating officer of Citicorp and its principal subsidiary, Citibank, N.A. in January, 1990. Mr. Braddock resigned from Citicorp in November 1992, and subsequently served as chief executive officer of Medco Containment Services, Inc. until its acquisition by Merck & Co., Inc., and then spent a year as a principal at Clayton, Dubilier & Rice, Inc. He served as Chairman (non-executive) of True North Communications Inc. from December 1997 to January 1999. He served as Chairman and CEO of priceline.com from August 1998 to April 2004. Mr. Braddock served as Chairman of MidOcean Partners from April 2003 until December 2007.



TIMOTHY M. DONAHUE

TIMOTHY M. DONAHUE *Director since October 2001*

Mr. Donahue, 60, is the retired Executive Chairman of Sprint Nextel Corporation, where he served since the merger of Sprint Corporation and Nextel Communications, Inc. on August 12, 2005. Prior to this, he was the President and CEO of Nextel Communications, Inc., positions he held since August 1999. He began his career with Nextel in February 1996 as President and COO. Mr. Donahue has served as Chairman of the Cellular Telecommunications and Internet Association, the industry's largest and most respected association. Before joining Nextel, he served as northeast regional president for AT&T Wireless Services Operations from 1991 to 1996. Mr. Donahue started his career with AT&T Wireless Services (formerly McCaw Cellular Communications) in 1986 as President for McCaw Cellular's paging division. In 1989, he was named McCaw Cellular's President for the U.S. central region. Mr. Donahue is a director of NVR, Inc., Covidien AG, and Tyco International Ltd.



MICHAEL J. HAWLEY

MICHAEL J. HAWLEY *Director since December 2004*

Dr. Hawley, 47, is the former Director of Special Projects at the Massachusetts Institute of Technology, a position he held from 2001 until August 2006. Prior to assuming these duties, Dr. Hawley served as the Alex W. Dreyfoos Assistant Professor of Media Technology at the MIT Media Lab. From 1986 to 1995, he held a number of positions at MIT, including Assistant Professor, Media Laboratory; Assistant Professor, EECS; and Research Assistant, Media Laboratory. Dr. Hawley is the founder of Friendly Planet, a non-profit organization working to provide better educational opportunities for children in developing regions of the world. He is also a co-founder of Things That Think, a ground-breaking research program that examines the way digital media infuses itself into everyday objects.



WILLIAM H. HERNANDEZ

WILLIAM H. HERNANDEZ *Director since February 2003*

Mr. Hernandez, 60, is Senior Vice President, Finance, and CFO of PPG Industries, Inc. Prior to assuming his current duties in 1995, Mr. Hernandez served as PPG's Corporate Controller from 1990 to 1994 and as Vice President and Controller in 1994. From 1974 until 1990, Mr. Hernandez held a number of positions at Borg-Warner Corporation, including Assistant Controller, Chemicals; Controller, Chemicals; Business Director, ABS Polymers; Assistant Corporate Controller; Vice President, Finance; and CFO, Borg- Warner Automotive, Inc. Earlier in his career, he was a financial analyst for Ford Motor Company. Mr. Hernandez is a Certified Management Accountant.



DOUGLAS R. LEBDA

DOUGLAS R. LEBDA *Director since November 2007*
Mr. Lebda, 38, is the Chairman, Chief Executive Officer and Director of Tree.com. From the end of 2005 to January 2008, Mr. Lebda served as President and Chief Operating Officer of IAC/InterActiveCorp. Prior to assuming these roles, Mr. Lebda served as the Chief Executive Officer of LendingTree, which he founded, since September 1998. Prior to his tenure as Chief Executive Officer of LendingTree, Mr. Lebda served as Chairman of the Board and President of LendingTree since June 1996. Before founding LendingTree in June 1996, Mr. Lebda worked as an auditor and consultant for PriceWaterhouseCoopers LLP.



DEBRA L. LEE

DEBRA L. LEE *Director since September 1999*
Ms. Lee, 54, is Chairman and CEO of BET Holdings, Inc. (BET), a media and entertainment company and a division of Viacom, Inc. She joined BET in 1986 as Vice President and General Counsel. In 1992, she was elected Executive Vice President of Legal Affairs and named publisher of BET's magazine division, in addition to serving as General Counsel. She was placed in charge of strategic business development in 1995. Ms. Lee is a director of WGL Holdings, Inc., Marriott International, Inc. and Revlon, Inc.



DELANO E. LEWIS

DELANO E. LEWIS *Director since July 2001*
Mr. Lewis, 70, is a Senior Fellow at New Mexico State University. Mr. Lewis is the former U.S. Ambassador to South Africa, a position he held from December 1999 to July 2001. Prior to his ambassadorship, Mr. Lewis was President and CEO of National Public Radio Corporation, a position he held from January 1994 until August 1998. He was President and CEO of C&P Telephone Company, a subsidiary of Bell Atlantic Corporation, from 1988 to 1993, after having served as Vice President since 1983. Mr. Lewis held several positions in the public sector prior to joining C&P Telephone Company. Mr. Lewis previously served as a director of Eastman Kodak Company from May 1998 to December 1999. He is a director of Colgate-Palmolive Co.



WILLIAM G. PARRETT

WILLIAM G. PARRETT *Director since November 2007*
Mr. Parrett, 63, is the retired CEO of Deloitte & Touche USA LLP. From 2003 to May 2007, he served as the Chief Executive Officer of Deloitte Touche Tohmatsu (DDT). Prior to serving as Chief Executive Officer of DDT, he was Managing Partner of Deloitte & Touche USA since 1999. Mr. Parrett joined Deloitte in 1967 and served in a series of roles of increasing responsibility. Mr. Parrett serves as a director of The Blackstone Group LP, Thermo Fisher Scientific and UBS AG.



ANTONIO M. PEREZ

ANTONIO M. PEREZ *Director since October 2004*
Mr. Perez, 63, joined Kodak as President and Chief Operating Officer in April 2003 and was elected to the Company's Board in October 2004. In May 2005, he was elected Chief Executive Officer, and on December 31, 2005, he became Chairman of the Company's Board. Mr. Perez joined Kodak after a 25-year career at Hewlett-Packard Company (HP), where he was a corporate Vice President and a member of the company's Executive Council. From August 1998 to October 1999, Mr. Perez served as President of HP's Consumer Business, with responsibility for Digital Media Solutions and corporate marketing. Prior to that assignment, Mr. Perez served for five years as President and CEO of HP's Inkjet Imaging Business. In his career, Mr. Perez held a variety of positions in research and development, sales, manufacturing, marketing and management both in Europe and the United States. Just prior to joining Kodak, Mr. Perez served as an independent consultant for large investment firms, providing counsel on the effect of technology shifts on financial markets. From June 2000 to December 2001, Mr. Perez was President and CEO of Gemplus International. He is a member of The Business Council as well as the Business Roundtable. Mr. Perez serves as Chair of the Diversity Best Practices CEO Diversity Initiative. Mr. Perez is a member of the board of directors of Schering-Plough Corporation.



DENNIS F. STRIGL

DENNIS F. STRIGL *Director since February 2008*

Mr. Strigl, 62, is President and Chief Operating Officer of Verizon Communications. Prior to this position, he was the President and Chief Executive Officer of Verizon Wireless since its formation in April 2000. Mr. Strigl served as President and Chief Executive Officer of Bell Atlantic Mobile since 1991, Group President and Chief Executive Officer of the Global Wireless Group of Bell Atlantic, Vice President of Operations and Chief Operating Office of Bell Atlantic New Jersey, Inc. and served on its board of directors. He began his career in 1968 with New York Telephone and held positions at AT&T and Wisconsin Telephone before becoming Vice President of American Bell Inc. He also served as President and Chief Executive Officer of Applied Data Research Inc. He serves on the board of directors of PNC Financial Services Group.



LAURA D'ANDREA TYSON

LAURA D'ANDREA TYSON *Director since May 1997*

Dr. Tyson, 61, has been a professor at the Walter A. Haas School of Business at the University of California, Berkeley, since January 2007. From January 2002 to December 2006, she was the Dean of London Business School. She was formerly the Dean of the Walter A. Haas School of Business at the University of California, Berkeley, a position she held between July 1998 and December 2001. Previously, she was Professor and holder of the Class of 1939 Chair in Economics and Business Administration at the University of California, Berkeley, a position she held from January 1997 to July 1998. Prior to this position, Dr. Tyson served in the first Clinton Administration as Chairman of the President's National Economic Council and 16th Chairman of the White House Council of Economic Advisers. Prior to joining the Administration, Dr. Tyson was Professor of Economics and Business Administration, Director of the Institute of International Studies, and Research Director of the Berkeley Roundtable on the International Economy at the University of California, Berkeley. She is a Director of Morgan Stanley and AT&T Inc.

COMMITTEES OF THE BOARD

The Board has the five committees described below. The Board has determined that each of the members of the Audit Committee (Richard S. Braddock, William H. Hernandez, Debra L. Lee, Delano E. Lewis, William G. Parrett and Dennis F. Strigl), the Corporate Responsibility and Governance Committee (Timothy M. Donahue, Michael J. Hawley, Douglas R. Lebda, Hector de J. Ruiz and Laura D'Andrea Tyson), the Executive Compensation and Development Committee (Richard S. Braddock, Michael J. Hawley, Douglas R. Lebda, Delano E. Lewis and William G. Parrett) and the Finance Committee (Timothy M. Donahue, William H. Hernandez, Debra L. Lee, Hector de J. Ruiz, Dennis F. Strigl and Laura D'Andrea Tyson) has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, independent within the meaning of the NYSE's Listing Standards and, in the case of the Audit Committee, the rules of the SEC.

Audit Committee — 9 meetings in 2008

The Audit Committee assists the Board in overseeing: the integrity of the Company's financial reports; the Company's compliance with legal and regulatory requirements; the independent registered public accounting firm's (PricewaterhouseCoopers LLP) selection, qualifications, performance and independence; the Company's systems of disclosure controls and procedures and internal controls over financial reporting; and the performance of the Company's internal auditors. A detailed list of the Audit Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**.

In the past year, the Audit Committee:

- Discussed the independence of PricewaterhouseCoopers LLP;
- Discussed the accounting principles used to prepare the Company's financial statements;
- Reviewed the Company's periodic financial statements and SEC filings;
- Retained PricewaterhouseCoopers LLP as the Company's independent auditors;
- Reviewed and approved the audit and non-audit budgets and activities of both PricewaterhouseCoopers LLP and the internal audit staff of the Company;
- Received and analyzed reports from the Company's independent accountants and internal audit staff;
- Received and analyzed reports from the Company's Chief Compliance Officer;
- Met separately and privately with PricewaterhouseCoopers LLP, and with the Company's Director, Corporate Auditing, to ensure that the scope of their activities had not been restricted and that adequate responses to their recommendations had been received;
- Reviewed the progress of the Company's internal controls assessment;
- Conducted and reviewed the results of an Audit Committee self-evaluation;
- Reviewed the fees and activities of the Company's other significant accounting service providers;
- Reviewed the results of the PCAOB report on the 2007 limited inspection of PricewaterhouseCoopers LLP;
- Reviewed the results of the Company's employee affirmation and training process relating to the Company's Business Conduct Guide;
- Monitored the Company's legal and regulatory compliance, compliance with the Company's Business Conduct Guide and activity regarding the Company's Business Conduct Help Line;
- Received reports on the Company's enterprise risk management program, including the results of the Company's risk assessment and the activities of the corporate Risk Management Council; and
- Reviewed the Company's key accounting policies with the Controller and Assistant Controllers.

Corporate Responsibility and Governance Committee — 6 meetings in 2008

The Corporate Responsibility and Governance Committee assists the Board in: overseeing the Company's corporate governance structure; identifying and recommending individuals to the Board for nomination as directors; performing an annual review of the Board's performance; and overseeing the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity. A detailed list of the Corporate Responsibility and Governance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**.

In the past year, the Corporate Responsibility and Governance Committee:

- Recommended to the Board 2008 Board goals and monitored the Board's performance against these goals;
- Recommended to the Board that the Company's By-laws be amended to provide for the majority voting of directors in uncontested elections;
- Discussed best practices and evolving developments in the area of corporate governance;
- Reviewed and approved several amendments to the Committee's charter;
- Reviewed the Company's Corporate Responsibility Principles;
- Reviewed and approved changes to the Directors' Deferred Compensation Plan to comply with Section 409A of the Internal Revenue Code;
- Met with the Company's Chief Diversity Officer to review the Company's progress against the Diversity Advisory Panel's 2004 recommendations;
- Prepared and conducted an evaluation of the Corporate Responsibility and Governance Committee's own performance, discussed the results of the evaluation and prepared an action plan from these discussions to further enhance the Committee's performance;
- Reviewed the Company's Health, Safety and Environment strategies;
- Reviewed and approved the Company's 2009 Charitable Contributions Budget;
- Monitored the Board's progress against its action plan from its 2007 evaluation; and
- Oversaw the Board's annual performance review.

The Corporate Responsibility and Governance Committee is also referred to as the "Governance Committee" in this Proxy Statement.

Executive Compensation and Development Committee — 10 meetings in 2008

The Executive Compensation and Development Committee assists the Board in: overseeing the Company's executive compensation strategy; overseeing the administration of its executive compensation and equity-based compensation plans; reviewing and approving the compensation of the Company's CEO; overseeing the compensation of the Company's Section 16 Executive Officers; reviewing the Company's succession plans for its CEO, President, if applicable, and other key positions; and overseeing the Company's activities in the areas of leadership and executive development. A detailed list of the Executive Compensation and Development Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance.**

In the past year, the Executive Compensation and Development Committee:

- Determined the compensation arrangements for our Chairman and CEO, Antonio M. Perez;
- Reviewed the executive compensation strategy, goals and principles;
- Reviewed the Company's liabilities and cost control initiatives for U.S. benefits;
- Completed an evaluation of the Committee's own performance;
- Reviewed and approved the compensation recommendations for the Company's Section 16 Executive Officers;
- Reviewed Tally Sheets for the components of the CEO's and the Named Executive Officers' compensation; and
- Granted and certified awards under the Company's executive compensation plans.

The Executive Compensation and Development Committee is also referred to as the "Compensation Committee" in this Proxy Statement.

Finance Committee — 6 meetings in 2008

The Finance Committee assists the Board in overseeing the Company's: balance sheet and cash flow performance; financing plans; capital expenditures; acquisitions, joint ventures and divestitures; risk management programs; performance of sponsored pension plans; and tax policy. A detailed list of the Finance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**.

In the past year, the Finance Committee:

- Reviewed the Company's capital structure and financing strategies, including dividend declaration, capital expenditures, debt repayment plan, share repurchase and hedging of foreign exchange and commodity price risks;
- Reviewed cash flow and balance sheet performance;
- Reviewed credit ratings and key financial ratios;
- Reviewed significant acquisitions and divestitures, including real estate sales and joint ventures;

- Reviewed pension plan investment performance;
- Reviewed the funding status and performance of the Company's defined benefit pension plans;
- Reviewed the Company's insurance risk management, crisis management and asset protection programs;
- Reviewed the Company's tax policy and strategies; and
- Conducted and reviewed the results of the Committee self-evaluation.

Executive Committee — No meetings in 2008

The Executive Committee is composed of the following directors: the Chairman of the Board, the Presiding Director and the Chairs of the other four committees. The Executive Committee is generally authorized to exercise all of the powers of the Board in the intervals between meetings of the Board. The Executive Committee did not meet in 2008. The Executive Committee's charter can be accessed at **www.kodak.com/go/governance**.

COMMITTEE MEMBERSHIP FROM FEBRUARY 26, 2008 – MARCH 20, 2009

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock	Member		Chair	
Timothy M. Donahue		Member		Chair
Michael J. Hawley		Member	Member	
William H. Hernandez	Chair			Member
Douglas R. Lebda		Member	Member	
Debra L. Lee	Member			Member
Delano E. Lewis	Member		Member	
William G. Parrett	Member		Member	
Hector de J. Ruiz		Chair		Member
Dennis F. Strigl	Member			Member
Laura D'Andrea Tyson		Member		Member

COMMITTEE MEMBERSHIP BEGINNING MARCH 20, 2009

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock	Member		Chair	
Timothy M. Donahue		Member		Chair
Michael J. Hawley		Member	Member	
William H. Hernandez		Member		Member
Douglas R. Lebda		Member	Member	
Debra L. Lee	Member			Member
Delano E. Lewis	Member		Member	
William G. Parrett	Chair		Member	
Hector de J. Ruiz*		Member		Member
Dennis F. Strigl	Member			Member
Laura D'Andrea Tyson		Chair		Member

* Dr. Ruiz is not seeking reelection at the 2009 Annual Meeting.

EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Compensation Committee is comprised of five members of the Board, all of whom are independent in accordance with the Board's Director Independence Standards, which standards reflect the NYSE's director independence standards. The Compensation Committee assists the Board in fulfilling its responsibilities in connection with the compensation of its executives, including our Named Executive Officers. It performs this function by overseeing the Company's executive compensation strategy, overseeing the administration of its executive compensation and long-term equity incentive compensation plans, assessing the effectiveness of the Company's executive compensation plans, reviewing and approving the compensation of the Company's CEO, and reviewing and approving the compensation of the Company's Named Executive Officers and other Section 16 Executive Officers. The entire Board reviews the Company's succession plans for its CEO and other key positions, and oversees the Company's activities in the areas of leadership and executive development. The Compensation Committee operates under a written charter adopted by the Board, which details the Compensation Committee's duties and responsibilities. A current copy of the Compensation Committee's charter can be accessed at **www.kodak.com/go/governance**.

The full Board sets the compensation of the Company's non-employee directors based on the recommendation of the Governance Committee.

The Compensation Committee has delegated limited authority to the Company's Chief Human Resources Officer to assist the Compensation Committee with administration of the Company's executive compensation and equity-based compensation plans. The Chief Human Resources Officer is authorized to amend any executive compensation or equity-based compensation plan in which our Named Executive Officers participate other than to materially increase the benefits accruing to a participant under the plan, increase the number of shares available for issuance under the plan or substantially modify the requirements as to eligibility for participation. The Chief Human Resources Officer has also been delegated the authority to amend award agreements under any executive compensation and equity-based compensation plan other than to increase the benefits accruing to the participant and to determine the manner and timing of payments under the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP).

The Compensation Committee meets routinely throughout the year. It is the Compensation Committee's policy to make most compensation decisions in a two-step process to ensure sufficient deliberation. The Compensation Committee approves all compensation and awards under the Company's executive compensation plans for each of the Company's Named Executive Officers. The Compensation Committee also approves compensation levels for each component of total direct compensation following discussions and after review of analyses and recommendations received from its independent compensation consultant and management, as it deems appropriate. The CEO, Chief Human Resources Officer and Director of Global Compensation make recommendations regarding each compensation element for the Named Executive Officers other than the CEO. The Compensation Committee's independent compensation consultant and the Director of Global Compensation present analyses and recommendations regarding CEO compensation to the Compensation Committee in executive sessions.

With respect to the Company's executive performance-based plans, management, including the CEO, CFO, Chief Human Resources Officer and Director of Global Compensation, proposes performance goals. The CEO and Chief Human Resources Officer are involved in formulating recommendations to the Compensation Committee on award levels for each Named Executive Officer for the upcoming performance year, with the exception of award levels for the CEO. Management develops these performance targets considering the Company's strategic and operational imperatives for the year and its executive compensation strategy and goals. Generally, the performance targets and individual award targets for the Company's annual variable pay plan are reviewed and approved by the Compensation Committee within the first 90 days of each calendar year. The performance targets of the Company's long-term equity incentive compensation plans for the new performance cycle are reviewed and approved by the Compensation Committee within the first 90 days of each calendar year while annual stock option grants and allocations for the Leadership Stock Program for the next performance cycle are generally established in December of the prior year. Throughout the year, the Compensation Committee reviews projections for achievement of each plan's performance targets.

Role of Compensation Consultant

To assist the Compensation Committee in evaluating the Company's executive compensation plans, the Compensation Committee engaged an independent compensation consultant, Frederic W. Cook & Co., Inc., to advise it directly. The Compensation Committee's consultant attends Compensation Committee meetings on a regular basis and provides the Compensation Committee with market information and analysis with respect to establishing executive compensation practices that are in line with the Company's executive compensation strategy and goals. The consultant is also asked to confirm that the Company's executive compensation goals continue to be aligned with best practices.

The Company's Chief Human Resources Officer and others directly involved with the Company's executive compensation programs routinely consult with and seek advice from the consultant regarding the design, competitiveness, operation and administration of our executive compensation programs and practices that fall within the scope of the Compensation Committee charter. In 2008, neither the Compensation Committee nor the Company engaged other consultants or advisors to advise in determining the amount or form of executive compensation. The consultant does not provide any services other than executive compensation consulting to Kodak.

During 2008 the Committee discussed principles of engagement between management and the consultant and approved an Independent Compensation Consultant Engagement Policy. This policy reinforces that the consultant reports directly to the Committee and provides services only in the area of Executive Compensation. In addition, the policy defines work done directly for the Committee and a limited set of work that is within the Committee's responsibilities that management may engage the consultant without the Committee's prior approval. The policy specifies that work outside the defined scope must be pre-approved by the Committee chair. At the end of 2008, the consultant provided to the Committee a written affirmation of its compliance with this policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation Committee during 2008: Richard S. Braddock, Timothy M. Donahue, Michael J. Hawley, Douglas R. Lebda, Delano E. Lewis, William G. Parrett, Hector de J. Ruiz and Laura D'Andrea Tyson. There were no Compensation Committee interlocks between the Company and other entities involving the Company's executive officers and directors.

GOVERNANCE PRACTICES

Described below are some of the significant governance practices that have been adopted by our Board.

Presiding Director

Our Board created the position of Presiding Director in February 2003. The Board has designated Richard S. Braddock its Presiding Director. The primary functions of the Presiding Director are to: 1) see that our Board operates independently of our management; 2) chair the meetings of the independent directors; 3) act as the principal liaison between the independent directors and the CEO; and 4) assist the Board in its understanding of the boundaries between Board and management responsibilities. A more detailed description of the Presiding Director's duties can be found at **www.kodak.com/go/governance.**

Meeting Attendance

Our Board has a Director Attendance Policy. A copy of this policy is attached as an appendix to our Corporate Governance Guidelines, which can be accessed at **www.kodak.com/go/governance**. Under this policy, all of our directors are strongly encouraged to attend our annual meeting of shareholders.

In 2008, the Board held a total of eight meetings. Each incumbent director attended at least 75% of the meetings of the Board and committees of the Board on which the director served. Eleven out of our twelve directors attended our 2008 annual meeting; ten attended in person, one attended via phone.

Executive Sessions

Executive sessions of our non-management directors are chaired by our Presiding Director.

The Board's Corporate Governance Guidelines provide that the non-management directors will regularly meet in executive session, without management, at least four times per year. If all of our non-management directors are not independent, the independent directors will meet in executive session at least once a year. Our Presiding Director will chair these meetings.

In 2008, all of our non-management directors were independent. They met in executive session four times.

Policy on Recoupment of Executive Bonuses in the Event of Certain Restatements

The Board has a policy requiring the recoupment of bonuses paid to Named Executive Officers upon certain financial restatements. Under the policy, which is posted on our website at **www.kodak.com/go/governance**, the Company will require reimbursement of a certain portion of any bonus paid to a Named Executive Officer when:

- The payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement;
- In the Board's view, the officer engaged in fraud or misconduct that caused the need for the restatement; and
- A lower payment would have been made to the officer based upon the restated financial results.

In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the individual officer's annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest.

Communications with Our Board

The Board maintains a process for our shareholders and other interested parties to communicate with the Board. Shareholders and interested parties who wish to communicate with the Board, the independent directors as a group, or an individual director, including the Presiding Director, may send an e-mail to our Presiding Director at presiding-director@kodak.com or may send a letter to our Presiding Director at P.O. Box 92818, Rochester, NY 14650. Communications sent by e-mail will go simultaneously to Kodak's Presiding Director and Secretary. Our Secretary will review communications sent by mail, and if they are relevant to, and consistent with, Kodak's operations, policies and philosophies, they will be forwarded to the Presiding Director. By way of example, communications that are unduly hostile, threatening, illegal or similarly inappropriate will not be forwarded to the Presiding Director. Our Secretary will periodically provide the Board with a summary of all communications received that were not forwarded to the Presiding Director and will make those communications available to any director upon request. The Presiding Director will determine whether any communication sent to the full Board should be properly addressed by the entire Board or a committee thereof and whether a response to the communication is warranted. If a response is warranted, the Presiding Director may choose to coordinate the content and method of the response with our Secretary.

Consideration of Director Candidates

The Governance Committee will consider for nomination as director of the Company candidates recommended by its members, other Board members, management, shareholders and the search firms it retains.

Shareholders wishing to recommend candidates for consideration by the Governance Committee may do so by providing the following information, in writing, to the Governance Committee, c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218: 1) the name, address and telephone number of the shareholder making the request; 2) the number of shares of the Company owned, and, if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; 3) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; 4) a signed acknowledgement by the individual being recommended that he or she has consented to: a) serve as director if elected and b) the Company undertaking an inquiry into that individual's background, experience and qualifications; 5) the disclosure of any relationship of the individual being recommended with the Company or any subsidiaries or affiliates, whether direct or indirect; and 6) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder). Our Board may change the process by which shareholders may recommend director candidates to the Governance Committee. Please refer to the Company's website at **www.kodak.com/go/governance** for any changes to this process. The Governance Committee will consider candidates recommended by shareholders on the same basis as candidates identified through other means.

Director Qualification Standards

When reviewing a potential candidate for the Board, the Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Governance Committee has adopted "Director Qualification Standards." The Director Qualification Standards are attached as Exhibit II to this Proxy Statement and can also be accessed at **www.kodak.com/go/governance**. These standards specify the minimum qualifications that a nominee must possess in order to be considered for election as a director. If a candidate possesses these minimum qualifications, the Governance Committee, in accordance with the Director Selection Process described in the next section, will then consider the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of director attributes.

Director Selection Process

As provided in the Company's Corporate Governance Guidelines, the Governance Committee seeks to create a diverse and inclusive Board that, as a whole, is strong in both its knowledge and experience. When identifying, screening and recommending new candidates to the Board for membership, the Governance Committee follows the procedures outlined in its "Director Selection Process." The Director Selection Process is attached as Exhibit III to this Proxy Statement and can also be accessed at **www.kodak.com/go/governance**. The Governance Committee generally uses the services of a third-party executive search firm when identifying and evaluating possible nominees for director.

Board Goals

Our Board has a formal process for annually establishing and prioritizing its goals. The Board believes that adopting annual goals enhances its ability to measure its performance and improves its focus on the Company's long-term strategic issues. The Board's goals are aligned with the Company's operational and strategic imperatives.

Under the process approved by the Board, each year the Governance Committee submits to the Board a proposed list of Board goals for the following year. At its first meeting of the year, the Board finalizes its goals for the year based on the Governance Committee's recommendations. Once the goals are established by the Board, the Governance Committee is responsible for tracking the Board's performance against its goals and routinely reporting these results to the Board. Performance against the goals is assessed as part of the Board's annual evaluation process.

Strategic Role of Board

The Board plays a key role in developing, reviewing and overseeing the Company's business strategy. Twice each year, the Board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the Company and its businesses. In addition, the Board throughout the year reviews the Company's strategic plan and receives briefings and reports on critical aspects of its implementation. These include business unit performance reviews, product category reviews and presentations regarding research and development initiatives and the Company's intellectual property portfolio.

Majority Voting for Directors

In February 2009, the Board amended the Company's By-laws, as a result of a recent change in New Jersey law, to provide for majority voting in uncontested director elections. Previously, the Company had a policy providing for the election of directors by majority vote in uncontested elections; the change in New Jersey law allowed the Company to implement majority voting of directors in uncontested elections via a by-law amendment.

Along with the by-law amendment, the Board also amended the Company's Majority Vote Policy to address the so-called "holdover" rule of New Jersey law. Under this rule, a director who fails to receive the required votes for reelection remains in office until his or her resignation or removal.

The amended Majority Vote Policy requires a director nominee, in connection with his or her nomination to the Board, to submit a resignation letter in which the director nominee irrevocably elects to resign if he or she fails to receive the required majority vote in the next election and the Board accepts the resignation. The policy requires the Board to nominate for election or reelection as director only those candidates who agree to execute such a letter upon his or her nomination. A copy of the amended Majority Vote Policy can be found on the Company's corporate governance website at **www.kodak.com/go/governance**.

If a director nominee fails to receive a majority vote in an uncontested election, the amended Majority Vote Policy provides that the Governance Committee will consider the resignation letter and recommend to the Board whether to accept it. The Governance Committee, in making its recommendation to the Board, and the Board, in reaching its decision, may under the policy consider those factors it considers relevant, including any stated reason why shareholders voted against the election of the director, the director's qualifications, the director's past and expected future contributions to the Company, the overall composition of the Board and whether accepting the resignation letter would cause the Company to fail to meet any applicable rule, such as the NYSE's Listing Standards.

The policy provides that the Board will act on the Governance Committee's recommendation and publicly disclose its decision whether to accept the director's letter of resignation within 90 days following the certification of the shareholder vote. If the letter of resignation is not accepted by the Board within these 90 days, the resignation will not be effective until the next annual meeting.

All of the director nominees standing for election at the Annual Meeting have submitted the irrevocable letter of resignation as a condition of being renominated to the Board as called for under the amended Majority Vote Policy.

DIRECTOR COMPENSATION

Introduction

Our directors are compensated through a combination of cash retainers and equity-based incentives. Consistent with the Board's Director Compensation Principles, a substantial portion of director compensation is linked to our stock performance. In addition, directors can elect to receive their entire Board remuneration in equity-based compensation. Our directors are required to keep all of the shares, net of any shares used to pay the exercise price when exercising an option, they receive as compensation until they own shares equal in market value to at least five times their annual retainer that is paid in cash.

Kodak does not pay management directors for Board service in addition to their regular employee compensation.

Director Compensation Principles

The Board has adopted the following director compensation principles, which are aligned with the Company's executive compensation principles:

- Pay should represent a moderately important element of Kodak's director value proposition.
- Pay levels should generally target near the market median, and pay mix should be consistent with market considerations.
- Pay levels should be differentiated based on the time demands on some members' roles, and the Board will ensure regular rotation of certain of these roles.
- The program design should ensure that rewards are tied to the successful performance of Kodak stock, and the mix of pay should allow flexibility and Board diversity.
- To the extent practicable, Kodak's Director Compensation Principles should parallel the principles of the Company's executive compensation program.

Review

The Governance Committee, which consists solely of independent directors, has the primary responsibility for reviewing and considering any changes to the Board's compensation program. The Board reviews the Governance Committee's recommendation and determines the amount of director compensation.

The Governance Committee last completed a review of the Board's compensation program in 2007. In connection with this review, the Governance Committee retained Peal Meyer & Partners, independent compensation consultant, to competitively assess our director compensation relative to market trends and comparable peer companies.

Director Compensation Program

The annual cash and equity components of the Company's director compensation program are now as follows:

	Cash		Equity(1)		
	Board Retainer (2)	**Chair/Presiding Director Retainer** (3)	**Restricted Stock** (4)	**Stock Options** (5)	**Total**
Director	$70,000	—	$70,000	$70,000	$210,000
Presiding Director (6)	70,000	$100,000	70,000	70,000	310,000
Audit Committee Chair	70,000	20,000	70,000	70,000	230,000
Compensation Committee Chair	70,000	10,000	70,000	70,000	220,000
Finance Committee Chair	70,000	10,000	70,000	70,000	220,000
Governance Committee Chair	70,000	10,000	70,000	70,000	220,000

(1) The methodology used to convert the dollar-denominated value of equity awards to the actual quantities of restricted stock and stock options that are granted is discussed on page 46 of this Proxy Statement.

(2) Directors can elect to have their cash Board retainer paid in stock or deferred into the Directors' Deferred Compensation Plan.

(3) The Committee Chairs and the Presiding Director may elect to have their retainers paid in stock or deferred into the Directors' Deferred Compensation Plan.

(4) The restricted shares vest on the first anniversary of the date of grant. Directors who stop serving on the Board prior to vesting forfeit their restricted shares, unless their cessation of service is due to retirement, approved reason or death, in which case the restrictions on the shares lapse on the date of the director's cessation of service. Directors may elect to defer their restricted shares into the Directors' Deferred Compensation Plan.

(5) The exercise price of the options is the mean between the high and low price of our common stock on the date of grant. The options become exercisable on the first anniversary of the date of grant and expire seven years after grant. Directors who stop serving on the Board prior to vesting forfeit their unvested options, unless their cessation of service is due to retirement, approved reason or death. In the case of retirement and cessation for approved reason, the options continue to vest per their terms and remain exercisable for the remainder of the option's full term. In the case of death, the options fully vest upon death and remain exercisable by the directors' estate for the remainder of the option's full term.

(6) Currently, our Presiding Director also serves as the Chair of the Compensation Committee and therefore receives an additional retainer as Chair of that committee.

Director Share Ownership Requirements

A director is not permitted to exercise any stock options or sell any restricted shares granted to him or her by the Company unless and until the director owns shares of stock in the Company (either outright or through phantom stock units in the Directors' Deferred Compensation Plan) that have a value equal to at least five times the then maximum amount of the annual retainer which may be taken in cash by the director (currently, this amount is $350,000).

Director Compensation Table

In 2008, we provided the following compensation to our directors who are not employees:

Name	Fees Earned or Paid In Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Richard S. Braddock	$180,000	$59,240	$59,691	$ 0	$32,442	$331,372
Timothy M. Donahue	80,000	59,240	59,691	0	4,351	203,282
Michael J. Hawley	70,000	59,240	59,691	0	23,471	212,402
William H. Hernandez	90,000	59,240	59,691	0	3,174	212,105
Douglas R. Lebda	70,000	59,240	59,691	0	31,212	220,143
Debra L. Lee	70,000	59,240	59,691	0	34,475	223,406
Delano E. Lewis	70,000	59,240	59,691	0	25,083	214,014
William G. Parrett	70,000	59,240	59,691	0	7,975	196,906
Hector de J. Ruiz	80,000	59,240	59,691	0	760	199,691
Dennis F. Strigl	70,000	1,903	4,136	0	1,686	77,725
Laura D'Andrea Tyson	70,000	59,240	59,691	2,555	760	192,246

(1) This column reports the director, chair and presiding director retainers earned in 2008. The following table reports the cash portion of the annual retainer that was deferred by a director into his or her deferred stock account under the Directors' Deferred Compensation Plan and the amount of phantom stock units that were credited to the director as a result of that deferral.

Name	Deferred Amount	Phantom Stock Units
Douglas R. Lebda	$70,000	4,091.62

(2) This column represents the dollar amount of expense recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of restricted stock awards granted in 2008, as well as prior fiscal years, in accordance with Statement No. 123R, "Share-Based Payment" (SFAS 123R). The assumptions used to calculate the value of the stock awards are the same as those used for our stock-based compensation disclosure in Note 20 to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on February 27, 2009.

The following table reports the outstanding stock awards held by each of the non-employee directors at the end of fiscal year 2008.

Aggregate Stock Awards Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	4,600	7,070
Timothy M. Donahue	4,600	7,070
Michael J. Hawley	4,600	7,070
William H. Hernandez	4,600	7,070
Douglas R. Lebda	4,600	2,570
Debra L. Lee	4,600	7,070
Delano E. Lewis	4,600	7,070
William G. Parrett	4,600	2,570
Hector de J. Ruiz	4,600	7,070
Dennis F. Strigl	4,600	0
Laura D'Andrea Tyson	4,600	7,070

(3) This column represents the dollar amount of expense recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted in 2008 as well as in prior years, in accordance with SFAS 123R. The assumptions used to compute the value of the stock options granted on December 11, 2007 and December 9, 2008 were:

Grant Date	Risk-Free Interest Rate (%)	Expected Option Life (Years)	Expected Volatility (%)	Expected Dividend Yield (%)
December 11, 2007	3.59	7	35.15	1.90
December 9, 2008	1.82	6	32.17	7.42

The following table reports the outstanding option awards held by each of the non-employee directors at the end of fiscal year 2008.

Aggregate Stock Options Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	18,180	24,120
Timothy M. Donahue	18,180	22,120
Michael J. Hawley	18,180	14,120
William H. Hernandez	18,180	16,120
Douglas R. Lebda	18,180	9,620
Debra L. Lee	18,180	24,120
Delano E. Lewis	18,180	22,120
William G. Parrett	18,180	9,620
Hector de J. Ruiz	18,180	22,120
Dennis F. Strigl	18,180	0
Laura D'Andrea Tyson	18,180	24,120

(4) The amount for Dr. Tyson represents the above-market interest earned by her contributions to the Directors' Deferred Compensation Plan.

(5) The amounts in this column include perquisites and other benefits provided to directors. The total incremental cost of all perquisites or other benefits paid to our directors must be disclosed, unless the aggregate value of this compensation is less than $10,000. Despite the minimum disclosure threshold, we have disclosed the full value for all of our directors.

Name	Transportation (a)	Company Sponsored Events (b)	Company Samples of Products & Services	Total
Richard S. Braddock	$26,115	$5,068	$1,259	$32,442
Timothy M. Donahue	920	2,671	760	4,351
Michael J. Hawley	17,705	4,640	1,126	23,471
William H. Hernandez	0	2,048	1,126	3,174
Douglas R. Lebda	26,112	3,974	1,126	31,212
Debra L. Lee	27,898	5,211	1,366	34,475
Delano E. Lewis	19,256	4,701	1,126	25,083
William G. Parrett	834	6,015	1,126	7,975
Hector de J. Ruiz	0	0	760	760
Dennis F. Strigl	0	0	1,686	1,686
Laura D'Andrea Tyson	0	0	760	760

(a) The amounts in this column include transportation expenses the Company paid for the director and his/her spouse/guest to attend one or more events which the Company sponsored for promotional purposes.

(b) The amounts in this column include all other expenses, e.g., meals, tickets and Kodak apparel, that the Company paid for the director and his/her spouse/guest, relating to one or more events which the Company sponsored for promotional purposes.

Deferred Compensation

Non-employee directors may defer some or all of their Board retainer, chair retainer, presiding director retainer and restricted stock award into the Directors' Deferred Compensation Plan. The plan has two investment options: an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. The value of the Kodak phantom stock account reflects changes in the market price of the common stock and dividends paid. Five directors deferred compensation in 2008. In the event of a change-in-control, the amounts in the phantom accounts will generally be paid in a single cash payment. The plan's benefits are neither funded nor secured.

Other Benefits

The Company reimburses its directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings and other Company-sponsored events, and provides Company transportation to the directors (including use of Company aircraft) to attend such meetings and events. From time to time, we also invite our directors' spouses, significant others and other family members to accompany them to these meetings and events, and we reimburse travel and incidental expenses related to their attendance, in order to encourage attendance and to foster social interaction among directors. To encourage our directors to experience and familiarize themselves with our products and services, we occasionally provide them samples of the Company's products and services.

Charitable Award Program

This program, which was closed to new participants effective January 1, 1997, provides for a contribution by the Company of up to a total of $1,000,000 following a director's death, to be shared by a maximum of four charitable institutions recommended by the director. The individual directors derive no financial benefits from this program. It is funded by self-insurance and joint life insurance policies purchased by the Company. Mr. Braddock is the only current director who continues to participate in the program.

BENEFICIAL OWNERSHIP

BENEFICIAL SECURITY OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S COMMON STOCK

As of February 17, 2009, based on Schedule 13G/A and Schedule 13D filings, the Company was aware of the following beneficial owners of more than 5% of its common stock:

Shareholder's Name and Address	Number of Common Shares Beneficially Owned	Percentage of Company's Common Shares Beneficially Owned
Legg Mason Capital Management, Inc. LMM LLC 100 Light St. Baltimore, MD 21202	47,298,653 (1)	17.62%
Brandes Investment Partners, L.P. 11988 El Camino Real Suite 500 San Diego, CA 92130	24,381,748 (2)	9.08%
Franklin Mutual Advisors, LLC 101 John F. Kennedy Parkway Short Hills, NJ 07078	15,575,778 (3)	5.4%
Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 Bill & Melinda Gates Foundation Trust 1551 East Lake Avenue E. Seattle, WA 98102	14,000,000 (4)	5.2%

(1) As set forth in Amendment No. 6 of Shareholder's Schedule 13G/A, as of December 31, 2008, filed on February 17, 2009, the following entities were listed as having shared voting and dispositive power with respect to all shares as follows:

Name	Number of Shares with Shared Voting and Dispositive Power	Percent of Class Represented
Legg Mason Capital Management, Inc.	41,009,453*	15.28%
LMM LLC	6,289,200	2.34%

* Includes 18,300,900 shares, representing 6.82% of total shares outstanding, owned by Legg Mason Value Trust, Inc., a Legg Mason Capital Management managed fund.

(2) As set forth in Amendment No. 6 of Shareholder's Schedule 13G/A, as of December 31, 2008, filed on February 17, 2009, the 24,381,748 shares are also deemed to be beneficially owned by the following as control persons of the investment advisor: Brandes Investment Partners, L.P.; Brandes Investment Partners, Inc.; Brandes Worldwide Holdings, L.P.; Charles H. Brandes; Glenn R. Carlson; and Jeffrey A. Busby. Brandes Investment Partners, L.P., has shared voting power with respect to 19,405,695 of the shares and shared dispositive power with respect to 24,381,748 of the shares.

(3) As set forth in Shareholder's Schedule 13D, as of July 3, 2008, filed on July 14, 2008.

(4) As set forth in Shareholder's Schedule 13G, as of December 31, 2008, filed February 17, 2009, the following entities were listed as having voting and dispositive power with respect to the shares as follows:

Name	Number of Shares with Shared Voting and Dispositive Power	Number of Shares with Sole Voting and Dispositive Power	Percent of Class Represented
Cascade Investment, L.L.C.	0	7,950,000*	3.0%
Bill & Melinda Gates Foundation Trust	6,050,000**	0	2.2%

* These 7,950,000 shares are also deemed to be beneficially owned by William H. Gates III.

**The 6,050,000 shares are also deemed to be beneficially owned by William H. Gates III and Melinda French Gates as co-trustees of the Trust.

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND SECTION 16 EXECUTIVE OFFICERS

Directors, Nominees and Section 16 Executive Officers	Number of Common Shares Beneficially Owned on March 2, 2009	Percentage of Company's Common Shares Beneficially Owned
Robert L. Berman	188,990 (b) (c)	*
Richard S. Braddock	113,259 (a) (b)	*
Timothy M. Donahue	39,516 (a) (b)	*
Philip J. Faraci	259,201 (b)	*
Michael J. Hawley	25,903 (a) (b)	*
Mary Jane Hellyar	256,066 (b)	*
William H. Hernandez	20,190 (a) (b)	*
James T. Langley	152,712 (b)	*
Douglas R. Lebda	12,593 (a) (b)	*
Debra L. Lee	33,878 (a) (b)	*
Delano E. Lewis	30,990 (a) (b)	*
William G. Parrett	14,593 (a) (b) (d)	*
Antonio M. Perez	1,564,712 (b) (c)	*
Hector de J. Ruiz	62,771 (b)	*
Frank S. Sklarsky	143,255 (b)	*
Dennis F. Strigl	6,700 (b)	*
Laura D'Andrea Tyson	31,659 (a) (b)	*
All Directors, Nominees and Section 16 Executive Officers as a Group (21), including the above	3,350,707 (b) (e)	1.2364%

* Represents holdings of less than 1%.

The above table reports beneficial ownership of the Company's common stock in accordance with the applicable SEC rules. All Company securities over which the directors, nominees and Section 16 Executive Officers directly or indirectly have or share voting or investment power are listed as beneficially owned. The figures above include shares held for the account of the above persons in the Kodak Employees' Stock Ownership Plan, and the interests of the above persons in the Kodak Stock Fund of the Eastman Kodak Employees' Savings and Investment Plan, stated in terms of Kodak shares.

(a) The amounts listed for each non-employee director do not include stock units representing fees that non-employee directors have elected to defer under the Directors' Deferred Compensation Plan. The combined number of stock units subject to deferred share awards, and in stock unit accounts of non-employee directors as of March 2, 2009 were as follows: Mr. Braddock: 7,194 shares; Mr. Donahue: 7,702 shares; Dr. Hawley: 4,912 shares; Mr. Hernandez: 18,222 shares; Mr. Lebda: 14,148 shares; Ms. Lee: 14,423 shares; Mr. Lewis: 9,681 shares; Mr. Parrett: 4,600; and Dr. Tyson: 16,708 shares. Stock units under the Directors' Deferred Compensation Plan do not carry voting rights and are not transferable. Stock units are distributed in cash following a director's departure.

(b) The chart below includes the number of shares which may be acquired by exercise of stock options:

Name	Options
Robert L. Berman	170,575
Richard S. Braddock	24,120
Timothy M. Donahue	22,120
Philip J. Faraci	223,854
Michael J. Hawley	14,120
Mary Jane Hellyar	206,828
William H. Hernandez	16,120
James T. Langley	152,712
Douglas R. Lebda	9,620
Debra L. Lee	24,120
Delano E. Lewis	22,120
William G. Parrett	9,620
Antonio M. Perez	1,418,769
Hector de J. Ruiz	22,120
Frank S. Sklarsky	103,286
Dennis F. Strigl	0
Laura D'Andrea Tyson	24,120
All Directors, Nominees and Section 16 Executive Officers	2,808,474

(c) Mr. Perez has 94,796 stock units and Mr. Berman has 3,476 stock units that they each elected to defer under the 2000 Long-Term Omnibus Plan which are not included in this table. These units do not carry voting rights and may not be redeemed as shares of common stock within 60 days of Mr. Perez's and Mr. Berman's departures from the Company.

(d) Mr. Parrett has 2,000 shares that have been pledged as security.

(e) Each individual Section 16 Executive Officer and director listed beneficially owned less than 1% of the outstanding shares of the Company's common stock. As a group, these Section 16 Executive Officers and directors owned 1.2364% of the outstanding shares of the Company's common stock.

Share Ownership Program

In order to closely align the interests of our executives with those of our shareholders, the Company strongly encourages executives to acquire a significant ownership stake in Company stock. Effective February 26, 2008, our share ownership program was revised to require our Section 16 Executive Officers to retain 100% of shares attributable to stock option exercises or the vesting or earn-out of full value shares (such as restricted shares or Leadership Stock) until they attain specified ownership levels, which are expressed below as a multiple of base salary. Also, stock acquired upon stock option exercise, restricted stock, restricted stock units, any shares held in the executive's account under Kodak's Employee Stock Ownership Plan or Savings and Investment Plan and any "phantom stock" selected by an executive as an investment option in the Executive Deferred Compensation Plan count toward meeting the executive's share ownership requirement. The Compensation Committee monitors each executive's status regarding achievement of the applicable minimum ownership requirement throughout the year utilizing a fixed stock price of $25.66 per share that was established at the commencement of the program. As of January 31, 2009, Messrs. Berman, Perez and Sklarsky and Ms. Hellyar had met their share ownership targets.

Effective February 26, 2008, our Named Executive Officers have the following share ownership guidelines:

Named Executive Officer	Salary Multiple	Retention Ratio
A.M. Perez	5X	100%
P.J. Faraci	4X	100%
F.S. Sklarsky M.J. Hellyar	3X	100%
R.L. Berman	2X	100%

COMMITTEE REPORTS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Company's Board is composed solely of independent directors and operates under a written charter adopted by the Board, most recently amended on February 17, 2004. A copy of the Audit Committee's charter can be found on our website at **www.kodak.com/go/governance.**

Management is responsible for the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and preparing the Company's consolidated financial statements. The Company's independent registered public accounting firm (independent accountants), PricewaterhouseCoopers LLP (PwC), is responsible for performing an independent audit of the consolidated financial statements and of its internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing a report of the results. As outlined in its charter, the Audit Committee is responsible for overseeing these processes.

During 2008, the Audit Committee met and held discussions with management and the independent accountants on a regular basis. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent accountants.

The Audit Committee met and discussed with the Corporate Controller and Assistant Controller the Company's significant accounting matters, key fluctuations in the Company's financial statements and the quality of the Company's earnings reports.

The Audit Committee discussed with the independent accountants the matters specified by Statement on Auditing Standards No. 61, "Communications with Audit Committee," as adopted by the PCAOB in Rule 3200T. The independent accountants provided to the Audit Committee the written disclosures required by the PCAOB in Rule 3526, "Communication with Audit Committees Concerning Independence." The Audit Committee discussed with the independent accountants their independence.

The Audit Committee discussed with the Company's internal auditors and independent accountants the plans for their audits. The Audit Committee met with the internal auditors and independent accountants, with and without management present. The internal auditors and independent accountants discussed with or provided to the Audit Committee the results of their examinations, their evaluations of the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and the quality of the Company's financial reporting.

With reliance on these reviews, discussions and reports, the Audit Committee recommended that the Board approve the audited financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, and the Board accepted the Audit Committee's recommendations. The following fees were paid to PwC for services rendered in 2008 and 2007:

(in millions)	2008	2007
Audit Fees	$13.0	$14.4
Audit-Related Fees	0.5	3.2
Tax Fees	1.0	2.1
All Other Fees	0.0	0.0
Total	$14.5	$19.7

The audit fees related primarily to the annual audit of the Company's consolidated financial statements (including Section 404 internal control assessment under the Sarbanes-Oxley Act of 2002) included in the Company's Annual Report on Form 10-K, quarterly reviews of interim financial statements included in the Company's Quarterly Reports on Forms 10-Q, statutory audits of certain of the Company's subsidiaries, and services relating to filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The audit-related fees for 2008 related primarily to audits of certain benefit plans of the Company. The audit-related fees for 2007 related primarily to separate financial statement audits for the Company's former Health Group Segment.

Tax fees in 2008 consisted of $0.9 million for tax compliance services and $0.1 million for tax planning and advice. Tax fees in 2007 consisted of $1.9 million for tax compliance services and $0.2 million for tax planning and advice.

The Audit Committee appointed PwC as the Company's independent accountants. In addition, the Audit Committee approved the scope of non-audit services anticipated to be performed by PwC in 2009 and the estimated budget for those services. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, a copy of which is attached to this Proxy Statement as Exhibit IV.

William H. Hernandez, Chair — Dated: February 24, 2009
Richard S. Braddock
Debra L. Lee
Delano E. Lewis
William G. Parrett
Dennis F. Strigl

REPORT OF THE CORPORATE RESPONSIBILITY AND GOVERNANCE COMMITTEE

Introduction

The Company has long practiced and led in developing and implementing good corporate governance. The Corporate Responsibility and Governance Committee of the Board is primarily responsible for overseeing the Company's governance practices, with the intent of seeking to maintain "best practices" in the area of corporate governance.

The Governance Committee continually considers ways to improve the Company's corporate governance practices. In this regard, the Governance Committee periodically reviews the Board's governance policies and procedures to ensure that they are aligned with best practices, the Board's corporate governance documents and applicable statutory and regulatory requirements.

This report, an annual voluntary governance practice that the Governance Committee began in 2003, highlights the Governance Committee's corporate governance activities during the past year.

Governance Committee Composition

The Governance Committee is composed of five directors, each of whom meets the definition of independence set forth in the NYSE's corporate governance listing standards. During 2008, the Governance Committee met six times and routinely reported its activities to the full Board. The Governance Committee acts pursuant to a written charter, which can be accessed electronically in the "Corporate Governance" section at **www.kodak.com/go/governance**.

Governance Committee Responsibilities

The primary role of the Governance Committee is to: assess the independence of Board members; lead the annual evaluation of the Board and its committees; identify and assess candidates for Board membership; oversee the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity; and generally oversee the Company's corporate governance structure. The Governance Committee monitors emerging issues and practices in the area of corporate governance and pursues those initiatives that it believes will enhance the Company's governance practices and policies. In addition, the Governance Committee is responsible for, among other things: 1) administering the Board's Director Selection Process; 2) developing the Board's Director Qualification Standards; 3) implementing the Board's director orientation and education programs; 4) overseeing and reviewing the Company's Corporate Governance Guidelines and Director Independence Standards; and 5) recommending to the Board the compensation for directors. A complete description of the Governance Committee's responsibilities can be found in its charter.

Governance Initiatives

Described below are some of the significant governance actions that the Governance Committee has taken since its report in last year's proxy statement.

Director Search

The Governance Committee continued to spend a significant amount of its time considering and recruiting candidates to fill the Board's vacancies. To assist in this process, the Governance Committee engaged an external executive search firm who helped in identifying and evaluating qualified independent candidates who met the Board's target candidate profiles and fit the Board's Director Qualification Standards.

Based on the Governance Committee's recommendation, Dennis F. Strigl was elected to the Board in February 2008. Mr. Strigl was reelected to the Board by you at the 2008 annual meeting. The Governance Committee's external executive search first suggested that it consider Mr. Strigl as a candidate for the Board. In accordance with the Board's Director Selection Process, the Committee oversaw the process of electing Mr. Strigl to the Board. A copy of the Board's Director Selection Process and Director Qualification Standards can be found in the "Corporate Governance" section of **www.kodak.com/go/governance**.

Majority Voting
Based on the recommendation of the Governance Committee, the Board recently approved an amendment to the Company's By-laws to provide for majority voting in the election of directors in uncontested elections. A description of this by-law amendment appears on page 22 of this Proxy Statement. The Committee suggested this action in response to your vote at our 2008 annual meeting on the shareholder proposal on majority voting requirements for director nominees.

The Board first addressed this topic in early 2007 when it adopted a majority voting policy for the election of directors. While the Board would have preferred to implement majority voting by way of a by-law amendment, rather than a policy, New Jersey law at the time did not permit this.

Other Key Actions
Some of the other key actions taken by the Governance Committee last year are described below.

Director Independence Standards
The Board, based on the advice of the Governance Committee, amended its Director Independence Standards to be consistent with the recent changes by the NYSE to its independence standards. A copy of the amended Director Independence Standards is attached to this Proxy Statement as Exhibit I.

Director Independence
The Governance Committee assessed each non-management director's independence based upon the Board's Director Independence Standards and those of the NYSE, and made recommendations to the full Board regarding each non-management director's independence.

Board Annual Goals
Based on the Governance Committee's assistance, the Board last year continued its practice of establishing annual Board goals. A more detailed description of this process appears on page 21 of this Proxy Statement. The Governance Committee tracked the Board's performance against its goals and provided periodic reports to the Board on its progress.

Governance Committee Evaluation
The Governance Committee prepared and conducted an annual self-evaluation, discussed the results of this evaluation and developed an action plan from these discussions to further enhance the Governance Committee's performance.

Diversity Advisory Panel's Recommendations
The Governance Committee met with the Company's Chief Diversity Officer to assess the Company's progress with regard to the recommendations of the Diversity Advisory Panel, a seven-member, blue-ribbon panel launched in 2001 to provide advice on the Company's comprehensive diversity strategy and assess future diversity trends and the potential impact on Kodak.

Board Action Plan
The Governance Committee monitored the Board's performance against the action plan arising from the Board's 2007 annual evaluation and provided periodic reports to the Board concerning its progress against the action plan.

Hector de J. Ruiz, Chair
Timothy M. Donahue
Michael J. Hawley
Douglas R. Lebda
Laura D'Andrea Tyson

Dated: February 24, 2009

REPORT OF THE EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Executive Compensation and Development Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the SEC rules with the Company's management.

Based on such review and discussions, the Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Richard S. Braddock, Chair
Michael J. Hawley
Douglas R. Lebda
Delano E. Lewis
William G. Parrett

Dated: February 24, 2009

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

The Executive Compensation and Development Committee, to which we refer in this discussion as the Committee, has oversight responsibility for the Company's executive compensation strategy. The Committee approves our compensation objectives, plans, philosophy and forms of compensation for all executives, including our Named Executive Officers. In 2008, our Named Executive Officers included our:

1) Chairman & Chief Executive Officer (CEO), Antonio M. Perez,
2) Executive Vice President (EVP) and Chief Financial Officer (CFO), Frank S. Sklarsky,
3) President and Chief Operating Officer (COO), Philip J. Faraci,
4) Executive Vice President and President, Film, Photofinishing and Entertainment Group (FPEG), Mary Jane Hellyar, and
5) Senior Vice President (SVP) and Chief Human Resources Officer (CHRO), Robert L. Berman.

Our Named Executive Officers for 2008 also included one former Senior Vice President, James T. Langley. Decisions for Mr. Langley can be found on pages 45, 54, 65 and 71 of this Proxy Statement.

The 2008 year marked Kodak's first year following its four-year transformation to a digital company. The focus of our business strategy and key financial metrics for 2008 are described in the table below.

Our 2008 business strategy focused on:	Our 2008 business metrics focused on:
• Our capabilities at the intersection of materials science and digital imaging science; • The profitable growth of our digital portfolio; and • The continued management of a sustainable business model implemented in 2007 for our traditional businesses.	• Digital revenue growth; • Cash; and • Segment earnings from operations.

Management selected our 2008 business metrics because they provide insight to the Company's ability to grow revenue from our digital portfolio and generate cash and profitability.

To support our business strategy, our compensation philosophy continued to focus on attracting, retaining and motivating world-class executive talent critical to the success of the Company's business goals. During 2008, our compensation strategy focused on:

- Designing our annual variable pay and long-term incentive plans to be highly performance-based and to ensure a strong linkage between realized compensation and the achievement of our key operational and strategic objectives;
- Monitoring our long-term incentive plans to achieve their objectives, which include 1) aligning the economic interest of our executives with our shareholders; 2) creating significant incentives for retention; 3) encouraging long-term performance by our executives; and 4) promoting stock ownership; and
- Maintaining target compensation levels for our Named Executive Officers that are competitive relative to the marketplace for executives with comparable levels of responsibility.

Following the completion of our four-year transformation, the Company created significant momentum in our digital portfolio. Revenues from digital businesses grew by double-digits for four consecutive quarters from the third quarter of 2007 through the second quarter of 2008. The revenue decline in our traditional businesses during the first half of 2008 was in line with our expectations.

As we entered the second half of 2008, the global recession broadened dramatically and began to negatively impact all of our businesses. The global economic downturn is particularly challenging for the Company and other businesses in our industries that rely heavily on consumer discretionary spending and business capital investment to fuel growth in revenue and profit. In addition, the heavy fourth quarter seasonality of our consumer businesses coincided with the acceleration of the economic downturn. In response, the Company aggressively implemented necessary actions to align the business with external realities.

Despite the economic downturn, we achieved most of our strategic business objectives in 2008, such as key product introductions, market share maintenance or growth and effective cash management, all of which will help to position us well when the economy recovers. We did not, however, achieve our key operational objectives, which were established prior to the deteriorating economic conditions that occurred in the second half of the year. While the Committee felt the Company performed well leading up to the economic downturn, and responded aggressively and appropriately to the downturn, it agreed with management's recommendation that no payouts be made under our annual variable pay or long-term equity incentive compensation plans in 2008. The Committee's decision was consistent with our highly results-oriented compensation strategy.

COMPENSATION PHILOSOPHY AND PROGRAM

Our overall compensation philosophy focuses on attracting, retaining and motivating world-class executive talent critical to the success of the Company's business goals. Our objective is to leverage all elements of market competitive total compensation to drive profitable growth and shareholder value consistent with our Company values. We design our plans to be highly performance-based to drive appropriate rewards for outstanding performance.

Our executive compensation program consists of the following material elements: 1) base salary; 2) annual variable pay; 3) long-term equity incentives; and 4) benefits, which include retirement, termination and change-in-control arrangements. Our Named Executive Officers are also eligible to participate in a limited set of perquisites and the benefit plans and programs that are generally available to our employees.

The Committee regularly reviews the Company's executive compensation principles, which provide a framework for the Company's executive compensation programs. In 2008, the Committee reviewed and approved the following principles:

- Aggregate total direct compensation, consisting of base salary, annual variable pay and long-term equity incentives, should be at a competitive median level while maintaining flexibility to selectively target compensation for key positions at the 75th percentile.
- A significant portion of each executive's compensation should be at risk, with a positive correlation between the degree of risk and the level of the executive's responsibility. In other words, the senior-most executives have the greatest amount of compensation at risk, which ensures that executives most responsible to shareholders are held most accountable to changes in shareholder value and achievement of critical performance goals.
- Interests of executives should be aligned with those of the Company's shareholders by providing long-term equity incentives and encouraging executives to acquire and maintain a requisite level of stock ownership.
- Compensation should be linked to key operational and strategic metrics of the Company's business plan, along with qualitative and behavioral expectations.
- Executive compensation should be differentiated on the following basis:
  - Base salaries – internal and external relative responsibility and experience;
  - Annual variable pay – Company performance, unit level performance (where applicable), individual performance as it relates to results vs. commitments, and leadership and diversity; and
  - Long-term equity incentives – Company performance and individual execution and leadership.
- Compensation program design should ensure high standards and consider best practices.

DETERMINING EXECUTIVE TOTAL DIRECT COMPENSATION

The Committee oversees the Company's executive compensation strategy and reviews and approves the compensation of our Named Executive Officers. The Committee annually conducts a review of each Named Executive Officer's total direct compensation including a review of base salary, target total cash and total long-term equity incentive. In the course of the Committee's review in 2008, the Committee sought the advice and input of its independent compensation consultant, Frederic W. Cook & Co., Inc. (Consultant), as well as Company management. In general, management gathers and analyzes data and provides a recommendation, with rationale, for dialog with the Committee. Management provides a recommendation for each Named Executive Officer, with the exception of our CEO. In the case of our CEO, the Consultant gathers and analyzes data and discusses a recommendation with the Committee Chair. The Committee takes these recommendations into consideration and exercises its judgment to make decisions. For additional information regarding the role of the Consultant, see page 19 of this Proxy Statement.

The Committee made the following decisions in 2008, which are described and referred within this Compensation Discussion and Analysis as the "2008 Awards."

2008 Executive Compensation Determination Timeline	
Committee Meeting	**Compensation Determination**
February-08	2008 Base salary considerations
	2008 Annual variable pay plan (Executive Compensation for Excellence and Leadership: EXCEL) target opportunity
December-08	Aggregate 2009 target dollar value, form and mix of long-term equity incentive awards
	December 2008 stock option grant
	January 2009 Leadership Stock allocation (Kodak's performance stock unit plan)
	January 2009 restricted stock unit (RSU) grant
January-09	2008 Annual variable pay plan (EXCEL) award certification
	2008 Leadership Stock certification
February-09	2009 Base salary considerations
	2009 Annual variable pay plan (EXCEL) target opportunity

Decisions made by the Committee in 2007, which impacted 2008 compensation, were described in the Notice of 2008 Annual Meeting and Proxy Statement.

Factors Considered by the Committee to Determine Level and Mix of Total Direct Compensation

The Committee considers a broad range of facts and circumstances when determining levels of executive compensation. Among the factors that the Committee considers are: 1) market competitiveness; 2) experience relative to typical market peers; 3) the importance of the position in the Company relative to other senior management positions; 4) sustained individual performance; 5) readiness for promotion to a higher level and/or role in the Company's senior management succession plans; and 6) retention of critical talent. The significance of any individual factor will vary from year-to-year and may vary among Named Executive Officers.

The Committee establishes each Named Executive Officer's level of annual target total direct compensation after reviewing market data and factors listed in the prior paragraph. In general, the Committee does not consider awards granted or earned under plans in past years, or the effect of changes in the Company's stock price when setting annual target total direct compensation levels of our Named Executive Officers. The Committee does, however, consider equity awards granted in past years in the evaluation of the retentive value of the Company's long-term equity incentive plans and the mix of long-term equity incentives as further described on page 42 of this Proxy Statement. In addition, the Committee averaged the Company's stock price over a 60-day period when converting the dollar-denominated annual long-term incentive target opportunities into share equivalents as discussed on page 46 of this Proxy Statement.

Competitive Compensation Analysis

To assist the Committee in its annual market review of each Named Executive Officer's total direct compensation, the Consultant prepares an analysis of the market competitiveness of the aggregate value of total direct compensation as well as the market competitiveness of each element of total direct compensation for each Named Executive Officer. The Consultant derives the market data from the average of data from national surveys in which the Company participates.

In 2008, market data was compiled from the Towers Perrin Executive Compensation Survey, the Hewitt Executive Compensation Survey and the Radford Survey. These surveys are national non-industry specific compensation surveys. The data in each survey was size-adjusted to be representative of companies with approximately $10.3 billion and $13.3 billion in revenue. The Committee reviewed this competitive data for companies at both revenue levels to reflect the Company's revenue size at the start of 2008 and its revenue size prior to the divestiture of the Health Group on April 30, 2007. Given that the divestiture of the Health Group occurred in the prior year, the Committee wanted visibility to the competitive target positioning at both revenue levels to ensure appropriate consideration for executives who drove a divestiture decision in the best interest of shareholders. The number of companies included in the data with regard to each survey is approximately 50.

The Committee does not review the individual companies who participate in these surveys. The Committee has used the national survey data in lieu of a smaller group of specific companies to conduct a comparative analysis of total direct compensation because there were few companies with a similar product portfolio, revenue and market capitalization size during the Company's transformation and emergence as a digital company. Based on the recommendation of its Consultant, the Committee believes these surveys provide a reasonable representation of the cost to hire and retain executive talent.

In 2008, the Committee agreed that this approach continued to be appropriate for the same reasons as outlined above. The Committee intends to periodically review the methodology to assess the market competitiveness of our total direct compensation, including, but not limited to, the process of using survey versus specific peer frame data and adopt, if and when appropriate, changes to its methodology.

The Committee generally targets total direct compensation for each Named Executive Officer at approximately the median of total direct compensation paid to executives in similar positions with similar responsibilities as identified by the market data derived from these national surveys. Our CEO target total direct compensation differs from other Named Executive Officer target total direct compensation primarily because the benchmark market data reflects a higher target total direct compensation for a CEO than for the other Named Executive Officer positions. Our target total direct compensation approximates the median in order to ensure that the overall target compensation level is sufficient to attract highly talented executives while avoiding the creation of an unaffordable cost structure. By setting target compensation at a level which approximates the median, the Committee ensures that actual realized compensation will range above or below the median based on payouts in the annual variable pay and long-term incentive plans, which vary based on performance against operating and strategic goals and changes in shareholder value. Differences in actual direct compensation between our CEO and other Named Executive Officers are impacted by the fact that, as shown in the table below, there is a positive correlation between responsibility and the percentage of total direct compensation delivered through annual variable pay and long-term equity incentive compensation. This relationship reflects the CEO's greater opportunity to influence the Company's financial performance. (Another difference between our CEO compensation and that of our Named Executive Officers is reflected in the CEO's change in pension value, which is described further in the narrative accompanying the Summary Compensation Table on page 49 of this Proxy Statement.)

The Committee does not have a pre-defined target for each element of total direct compensation. Rather, the Committee reviews the market data as a reference to assess how each component compares to market practices and to confirm that the overall compensation mix is reasonably aligned with market practices as well as the Company's compensation philosophy. The table below shows the mix of total direct compensation for each of our Named Executive Officers in 2008.

2008 Compensation Elements as a Percentage of Target Total Direct Compensation

Named Executive Officer	Base Salary as a % of Target Total Direct Compensation(1) (TDC)	Annual Variable Pay (EXCEL) at Target (2) as a % of TDC	Long-Term Equity Incentive(3) as a % of TDC
A.M. Perez, Chairman & CEO	13%	20%	67%
F.S. Sklarsky, EVP & CFO	23%	17%	60%
P.J. Faraci, President & COO	22%	19%	59%
M.J. Hellyar, EVP & President, FPEG	27%	17%	56%
R.L. Berman, SVP & CHRO	27%	18%	55%

(1) Target Total Direct Compensation = base salary + annual variable pay (EXCEL) opportunity at target + dollar-denominated value of target long-term equity.

(2) Mr. Berman and Ms. Hellyar's target annual variable pay award opportunity increased from 62% to 65% effective May 12, 2008.

(3) Long-term equity incentive in 2008 was delivered 50% in stock options and 50% in Leadership Stock.

The 2008 compensation mix supports the Company's compensation principles that: 1) a significant amount of pay should be at risk, as demonstrated by the fact that 13% - 27% of target total direct compensation is delivered in base salary, and the remaining 73% - 87% is performance based; 2) realized compensation is significantly tied to performance against operating results and changes in shareholder value through our annual variable pay plan, our Leadership Stock equity plan, and stock options, which are dependent solely on stock price appreciation; 3) the economic interests of our executives are aligned with our shareholders, as demonstrated by the fact that 55% - 67% of our Named Executive Compensation is tied to long-term equity incentives; and 4) the senior-most executives are held most accountable for overall performance, as demonstrated by the fact that the mix of compensation at risk increases by level of responsibility.

The Committee utilized market data provided by the Consultant as a reference when the Committee considered base salary, long-term equity incentive awards and the annual variable pay plan target opportunity for Named Executive Officers. The 2008 market review indicated that:

1) base salaries of our Named Executive Officers are generally below median;
2) target total cash compensation (base salary plus target EXCEL opportunity) of our Named Executive Officers is generally at or below median;
3) long-term equity incentive target value is generally at or slightly above median; and
4) in the aggregate, the total direct compensation of our Named Executive Officers is generally competitive with market median.

The compensation decision and analysis resulting from this review and specific to each component of total direct compensation for the

Named Executive Officers are discussed under "Elements of Total Direct Compensation," beginning on page 38 of this Proxy Statement.

Use of Tally Sheets

The Committee annually reviews all components of our Named Executive Officers' compensation as presented in a comprehensive set of Tally Sheets that the Consultant prepares. The Tally Sheets provide a comprehensive view of each Named Executive Officer's compensation, broken down into three components:

1) An estimate of projected annual compensation, including target total cash compensation, the total estimated value of annual long-term equity awards and the value of benefits and perquisites received by each Named Executive Officer;
2) A comprehensive summary of the vested and unvested values of all outstanding equity awards held by each Named Executive Officer at current and assumed future stock prices; and
3) A summary of the severance benefits potentially payable to each Named Executive Officer as of year-end under various termination scenarios.

The Tally Sheets provide the Committee with context for the decisions it makes in relation to total direct compensation. The Tally Sheets allow the Committee to holistically assess total direct compensation and the relationship of various components of the total compensation program to each other. The Tally Sheets also enable the Committee to determine how much wealth creation opportunity exists through equity-based compensation and how strong the retention power is as a result of unvested value. The Tally Sheets may also influence the Committee's views on a variety of issues, such as changes to severance plans and employment agreements, special equity grants to promote retention, or changes in long-term equity incentives.

From the 2008 Tally Sheets, the Committee found that the total outstanding equity held by our Named Executive Officers had little intrinsic value and thereby did not provide sufficient retentive power, even in the event of significant stock price appreciation. The Committee considered this factor in determining, at the end of 2008, the long-term equity mix for 2009 as described on page 42 of this Proxy Statement. Mr. Berman is the only Named Executive Officer for whom Tally Sheets were not prepared or reviewed in 2008, because he was not a Named Executive Officer in 2007.

Use of the CEO Evaluation Process

The Presiding Director and the Chair of the Compensation Committee, with support from the CHRO, lead the annual CEO evaluation process to assess the performance of our CEO. Each February, our CEO completes a written self-assessment of his performance against the business plan of record for the prior year. This written assessment is sent to the full Board for review. Later in the same month, the CHRO interviews each member of the Board to collect feedback against an established set of criteria, including reaction to our CEO self-assessment and the Company's leadership imperatives, which are: 1) "Drives to Win," 2) "Develops Leaders" and 3) "Leads With Values." The CHRO summarizes the input of each Board member and reviews all input with the Presiding Director and the Chair of the Committee. The Presiding Director and the Chair of the Committee discuss the summary with the Board and subsequently review the feedback with our CEO. Since the same director currently is both the Presiding Director and Chair of the Committee, the Chair of the Finance Committee served as co-leader of this process for 2008.

For 2008, the Board noted a number of strengths in Mr. Perez's performance. The Board recognized Mr. Perez's strong leadership of the Company's digital transformation, which resulted in four consecutive quarters of double-digit growth in our digital businesses, from the second half of 2007 through the first half of 2008. It acknowledged his strong strategic capability in guiding the identification and development of key digital properties. It also recognized the strong operating capability demonstrated by his leadership of the changes required to address the global economic challenges that impacted the business during the second half of 2008. While acknowledging the impact of the global economic downturn on operational results that fell short of goals, the Board recognized the leadership he demonstrated in enabling the Company to maintain a strong balance sheet, while maintaining and growing market share in key businesses and achieving key milestones related to new product introductions throughout the year. The Board noted the important role Mr. Perez has played in leading the Company's continued progress in developing a robust, diverse pipeline of senior executive talent during a period of dramatic change. The Board also recognized his leadership in modeling the Company values as he reinforces the cultural transformation of Kodak. Typically, the Committee utilizes the CEO evaluation results when determining our CEO's annual variable pay plan award. Given, however, that no annual variable pay plan award was earned for 2008, the 2008 evaluation did not influence this year's determination as further described on page 41 of this Proxy Statement. The Committee considered the 2007 CEO evaluation when determining our CEO's long-term equity target allocation in December 2008 as described on page 43 of this Proxy Statement.

ELEMENTS OF TOTAL DIRECT COMPENSATION

Total direct compensation consists of the following elements: base salary, annual variable pay and long-term equity incentives.

Base Salaries

Base salaries provide a regular source of income to our Named Executive Officers. Consistent with our philosophy of tying pay to performance, our Named Executive Officers receive a relatively small proportion of overall total direct compensation in the form of base salary. The base salaries of our Named Executive Officers in 2008 ranged from approximately 13% - 27% of their target total direct compensation, with a positive correlation between the degree of compensation at risk and the level of an executive's responsibility, as seen on the "2008 Compensation Element as a percentage of Total Direct Compensation" chart on page 37 of this Proxy Statement.

The Committee reviews base salaries annually at the beginning of the year, but it does not automatically increase salaries. Rather, base salaries are adjusted if, and as, the Committee deems appropriate utilizing market median data as a reference and in consideration of: 1) experience; 2) expanded responsibilities; 3) the importance of the position relative to other senior management positions within the Company; 4) external relative scope or changes in the competitive marketplace; and 5) years since last base salary change. Any change in base salary will affect an executive's target opportunity under our annual variable pay plan, which is based on a percentage of base salary.

Committee Decision and Analysis
In making 2008 base salary decisions, the Committee determined not to increase base salaries for any Named Executive Officer. The Committee reached this conclusion after reviewing the total direct compensation as well as base salary and target total cash compensation of each of our Named Executive Officers against the 2007 market median data prepared by the Consultant. For those Named Executive Officers who held their current position prior to the divestiture of the Health Group (Mr. Perez and Mr. Berman), the Committee also considered market data for revenue reflecting the Company's size prior to the Health Group divestiture. The Committee found the base salary levels of our Named Executive Officers to be appropriate and competitive. The market analysis indicated that the total direct compensation of each of our Named Executive Officers was approximately at or slightly above median, and their base salaries were competitively positioned to median. The Committee recognized that the total direct compensation and target total cash compensation data reflected the completion of the Company's multi-year strategy designed to increase the proportion of our Named Executive Officer's total direct compensation delivered in the form of equity and decrease the proportion delivered as base salary.

For 2009, the Committee reviewed the 2008 market analysis that its Consultant prepared and considered each Named Executive Officer's total direct compensation, target total cash compensation and base salary in relation to the market median for comparable sized companies and responsibilities. For those Named Executive Officers who held their current position prior to the divestiture of the Health Group (Mr. Perez and Mr. Berman), the Committee also considered market data for revenue reflecting the Company's size prior to the Health Group divestiture. Further, the Committee considered the number of years since the Named Executive Officer received a base salary increase. The CEO provided a summary of the individual's prior year contributions and Tally Sheet as background, with the exception of Mr. Berman, since he was not a Named Executive Officer in 2007. After this review, and based on management's recommendation, the Committee determined that there would be no salary increases for any Named Executive Officers. The Committee made this decision in light of management's recommendation, based on the severe economic environment, to provide no increases in either base salary or annual variable pay target opportunity for executives except in limited cases where an executive makes a job change that involves a substantial increase in responsibility.

Annual Variable Pay: EXCEL Plan

The Company provides an annual variable cash incentive opportunity to our executives, including our Named Executive Officers, through its EXCEL plan. The purpose of EXCEL is to provide annual cash compensation based on the Company's overall annual operating performance, thereby 1) motivating management to pursue operational and strategic objectives deemed most critical for the Company's short-term success; 2) aligning realized pay with delivered performance; and 3) ensuring that costs are supported by underlying operating results. The EXCEL plan is intended to comply with the "performance-based" compensation requirements of Section 162(m) of the Internal Revenue Code (the Code) so that any cash incentives payable under the plan will be fully deductible by the Company to the extent permitted under Section 162(m).

Executives participating in the plan are assigned a target opportunity expressed as a percentage of base salary. Annual cash incentives may be awarded under the plan based on achievement of key operational performance goal(s) that the Committee establishes at the beginning of the year. These objective measures are designed to drive Company performance. Typically, the Committee establishes threshold, target and stretch performance goals. Payouts under EXCEL are provided through a corporate funding pool, the size of which is based on results achieved against the goals.

If the threshold performance level is not achieved, no amounts will be paid under the plan to our Named Executive Officers. If performance targets are exceeded, payouts may exceed an executive's target opportunity. If a Named Executive Officer has not met his or her share ownership guidelines, as described further on page 30 of this Proxy Statement, the amount of the EXCEL awards earned above target, if any, will be paid in unrestricted shares of Kodak common stock to the point required to meet the ownership guideline.

The Committee also establishes a set of EXCEL baseline metrics for each performance year. These metrics are designed to provide the Committee with additional guidance should it decide to exercise discretion to adjust (upward or downward) the size of the corporate award pool and the amount allocated to each Named Executive Officer. These metrics reflect the key strategic and operational imperatives for the year in support of the Company's business strategy. The Committee selects these metrics in part to ensure that the primary EXCEL performance metrics are not achieved at the expense of the longer-term interest of the shareholders. Typically, the baseline metrics are not assigned any relative weight vis-à-vis each other.

After the end of the performance year, the Committee determines the extent to which the operational performance goals were achieved and the corporate funding pool resulting from any such achievement. Based on performance against the baseline metrics, the Committee may decide whether to increase or decrease the amount of the corporate funding pool; positive discretion, however, may not increase the size of a Named Executive Officer's award above the maximum award level established under the plan. The maximum award under the plan for any Named Executive Officer is the lesser of 10% of the corporate award pool (without discretion), or 500% of his or her prior year-end base salary, not to exceed $5 million. In addition, the Committee may also choose to exercise discretion to recognize circumstances such as unanticipated economic or market changes, extreme currency exchange effects and management of significant workforce issues. Following its determination regarding the size of the corporate funding pool for the year, the Committee determines the amount of any awards for the Named Executive Officers.

EXCEL Target Opportunity

As noted above, our Named Executive Officers are assigned target opportunities based on a percentage of base salary. Since a Named Executive Officer's EXCEL opportunity is a component of total direct compensation, the Committee annually reviews survey data to determine the position of each Named Executive Officer's target opportunity relative to the market.

Committee Decision and Analysis

For 2008, the target EXCEL opportunities as a percent of base salary for our Named Executive Officers were: 155% for Mr. Perez, 85% for Mr. Faraci, 75% for Mr. Sklarsky, and 65% for Ms. Hellyar and Mr. Berman (changed from 62% to 65% effective May 12, 2008). The target EXCEL opportunity for our Named Executive Officers, other than Ms. Hellyar and Mr. Berman, remained unchanged from 2007 because the Committee felt that each executive's target total cash position was appropriately positioned against the market median. Ms. Hellyar's target opportunity was increased by 3% to recognize her increase in responsibilities as President FPEG and to move her total direct compensation to market median. Mr. Berman's target opportunity was also increased by 3% to maintain internal equity in target EXCEL opportunities and to more closely align his target total cash to market median.

For 2009, the Committee determined that the target EXCEL opportunity for our Named Executive Officers will remain unchanged due to the challenging economic environment and management's decision to provide no salary and no annual variable pay target opportunity increase for executives.

2008 EXCEL Plan Design and Performance Results

Performance Metrics

For 2008, the Committee selected two performance metrics to be used to determine the corporate award pool from which awards would be allocated. The Committee set the targets of these performance metrics in alignment with the Company's external guidance to investors. Using these targets, a performance matrix was created that determined the funding percentage of the plan's corporate award pool. The Committee also established a set of baseline metrics. The Committee reviewed and finalized these performance metric targets and baseline metrics in the first 90 days of the performance year.

For 2008, the Committee selected: 1) Net Cash Generation and 2) Combined Consumer Digital Imaging Group (CDG) and Graphic Communications Group (GCG) year-over-year percent revenue growth as the two primary metrics for the plan, each of which was equally weighted. Specific definitions for these non-GAAP financial measures can be found in the narratives for the Grants of Plan-based Awards on page 55 of this Proxy statement.

The Committee established baseline metrics for 2008 that were focused on:

- Key market introductions (Consumer Inkjet, Continuous Inkjet, Drop on Demand and Consumer Digital Dry Lab);
- Market share for key products (Digital Cameras, Digital Plates and Digital Scanners);
- Financial metrics (FPEG EFO Margin, Cash Conversion); and
- Milestones under the Company's grow people strategy.

These baseline metrics were not assigned any relative weight vis-à-vis each other.

The following abbreviated performance matrix shows the threshold, target and stretch goals for 2008 and the resulting EXCEL corporate funding pool percentage:

EXCEL Corporate Funding Pool Percentage Matrix

	Combined CDG and GCG year-over-year % revenue growth		
Net Cash Generation (in millions)	**4% (Threshold)**	**7% (Target)**	**10% (Stretch)**
$ 50 (Threshold)	11%	44%	114%
300 (Target)	67%	100%	170%
500 (Stretch)	120%	144%	214%

If the Company achieved both of the target goals, the corporate pool would fund at 100%. If either threshold goal was not achieved, the corporate pool would not be funded and our Named Executive Officers will not earn a bonus under the plan.

Committee Discussion and Analysis

The Committee selected the two primary metrics because they are key operational metrics for the Company and are among the metrics our CEO periodically reports to the investment community. They provide insight to the Company's ability to generate cash to invest in organic and non-organic growth as well as the continued growth of the Company's digital businesses.

The Committee established the Net Cash Generation threshold at $50 million to provide a level of positive cash flow (after dividends), while still providing the flexibility to make investments to drive growth in our digital businesses. Further, the target of $300 million was consistent with the midpoint of the Net Cash Generation range communicated to investors, as adjusted for dividends. The Committee established the target for CDG and GCG year-over-year percent revenue growth at the low end of the range communicated to investors (7%), because it was consistent with prior full-year digital revenue growth after reflecting the realignment of two analog business product groups. The threshold was established at 4% revenue growth, which was the midpoint of the range communicated to investors in 2007.

In the creation of the matrix, the Committee increased the rate of payout for digital revenue growth above 8.5%. The Committee felt that an accelerated payout for performance above 8.5% was appropriate because it represented performance above the midpoint of the revenue growth communicated to investors and was a challenging objective given the strong full year growth the Company achieved in 2007. In addition, the Committee set the matrix so that the rate of payout was relatively flat for results delivered within the range communicated to investors and which increased or decreased more steeply outside the range. The Committee selected this payout rate to reinforce the importance of delivering net cash generation within the target range shared with investors.

As discussed above, the Committee also established a set of baseline metrics in 2008. The Committee chose these metrics because they reflected key strategic and operational imperatives for the year in support of the Company's business strategy. The metrics were selected in part to ensure that the primary EXCEL performance metrics were not achieved at the expense of the longer-term interest of shareholders.

Determination of Corporate Award Pool for 2008

The Company ended 2008 with a negative $144 million Net Cash Generation and a negative 4% Combined CDG and GCG year-over-year percentage digital revenue growth.

Committee Decision and Analysis

Given that the result for each EXCEL performance metric was below threshold, the Committee determined that the matrix produced a funding pool of 0%. The Committee reviewed the results of the baseline metrics but, in light of the below-threshold results in Net Cash Generation and digital revenue growth, the Committee did not factor in the results of the baseline metrics in its determination of the funding pool.

Because the EXCEL matrix resulted in a corporate funding pool of 0%, and because the Committee did not factor in the baseline metric results, none of our Named Executive Officers earned an EXCEL award for 2008.

Long-Term Equity Incentive Compensation

Our Named Executive Officers receive an annual grant of long-term equity incentive awards as described further below. In addition to these awards, Named Executive Officers may receive additional equity awards during the year in recognition of a promotion or other significant achievement. All equity awards are issued under the 2005 Omnibus Long-Term Compensation Plan.

Purpose

The objectives of our long-term equity incentive programs are to:

1) Align executive compensation with shareholder interests;
2) Create significant incentives for executive retention;
3) Encourage long-term performance by our executives; and
4) Promote stock ownership.

The Committee reviews our long-term equity incentive programs annually to ensure that they are meeting the intended objectives.

Over the last several years, in connection with our digital transformation, the Committee implemented a compensation strategy designed to increase the proportion of our Named Executive Officers' total direct compensation delivered in the form of long-term equity incentive awards. For 2008, the percentage of our Named Executive Officer's target total direct compensation that is based upon the long-term equity program ranges from 55% to 67% (as seen on the chart titled "2008 Compensation Elements as a Percentage of Target Total Direct Compensation" on page 37 of this Proxy Statement), underscoring the alignment of the interests of our Named Executive Officers with the interests of the Company's shareholders.

Mix of Long-Term Equity Incentive Compensation

The Committee has no pre-determined mix of the form of long-term equity incentives granted to our Named Executive Officers. In December 2008, the Committee determined, based on the analysis discussed below, that the equity compensation program for 2009 would deliver:

- 50% of the equity dollar value in the form of stock options;
- 25% of the equity dollar value in the form of Leadership Stock; and
- 25% of the equity dollar value in the form of restricted stock units.

The stock options vest in substantially equal annual installments over a three-year period. Leadership Stock program awards are granted in the form of performance stock units, which, if earned, are paid in the form of shares of common stock upon fulfilling a two-year vesting period which follows a one-year performance period. The performance goals for the Leadership Stock program are established each year, providing flexibility to the Committee to design a pay-for-performance plan that rewards achievement of key financial and/or operational metrics. Awards delivered in restricted stock units are paid in the form of shares of common stock when the three-year vesting period lapses.

Committee Decision and Analysis

In determining the annual mix of the form of long-term equity for 2009, the Committee considered the following:

- **Alignment with shareholders' interests.** The percentage of total direct compensation of our Named Executive Officers delivered in the form of equity ranges from 55% - 67%. All three forms of long-term equity incentive compensation provided in 2009 (stock options, Leadership Stock, and restricted stock units) are either wholly or partially dependent on changes in share price and, as such, support our shareholder alignment objective. The Committee recognized that stock options foster the strongest linkage between changes in shareholder value and gains realized by our executives. Therefore, it assigned the greatest percentage (50%) of the total equity mix to stock options. The Committee also recognized that stock options, especially if used in isolation, can create windfalls in a rising market and may lead to gains even when operating performance is weak. Conversely, in a declining market, it is possible for stock options to deliver little or no value even when operating performance is strong. Stock options also create a fixed expense for the Company regardless of whether they actually deliver value to executives and, therefore, create the possibility of incurring earnings charges for awards that may deliver little or no value. As such, while stock options are the major form of equity compensation used for 2009, the Committee also used other awards, as discussed below, to ensure balance in the overall program and to mitigate the impact that uncontrollable market volatility may have on the pay realized by the Named Executive Officers.
- **Retention and stock ownership.** For 2009, the Committee introduced restricted stock units, with a three-year cliff vesting, as a part of the long-term equity incentive mix. The Committee decided to introduce restricted stock units after a review of the Named Executive Officer Tally Sheets. The Tally Sheets demonstrated that the existing outstanding equity awards held little intrinsic value for our Named Executive Officers, even in the event of significant stock price appreciation, and therefore were not effectively supporting the Company's retention objectives. The introduction of restricted stock units, while limiting the upside equity opportunity available through Leadership Stock, provides a time-based equity opportunity that is tied to stock price, enhances stock ownership, and addresses retention. In determining the percentage of restricted stock units that should comprise the incentive mix, the Committee sought the advice of its Consultant, who indicated that utilization of restricted stock units in the recommended percentage (25%) was aligned with current general industry practice.
- **Pay for performance.** The Committee continued the use of Leadership Stock in the equity mix to link a meaningful portion of the overall long-term incentive opportunity toward the delivery of key operating goals. This mix mitigates the impact of uncontrollable market volatility on payouts while it strengthens the linkage between controllable performance and realized compensation. The Committee determined a mix of 25% to be an appropriate weight, recognizing the volatility of the current economic environment and the challenge it poses in establishing appropriate financial metrics. Leadership Stock is financially more efficient than stock options and restricted stock units since the costs are incurred only if the underlying operating performance goals are achieved. In addition, because Leadership Stock, like restricted stock units, is structured in whole shares (rather than just potential appreciation in the value of underlying shares), it requires fewer shares to deliver a given level of value and thereby helps in the management of potential share dilution (i.e., overhang).

Determining Annual Target Allocations of Long-Term Equity Incentive Compensation

The number of stock options, Leadership Stock, and restricted stock units granted to the Named Executive Officers is calculated based on a dollar value for each executive. This dollar-denominated value is set and intended to align target total direct compensation with approximately the market median. The Committee reviews the dollar amount and, if appropriate, adjusts it to reflect individual performance factors. The methodology used to convert this dollar-denominated long-term equity incentive opportunity into equity grants (stock options, leadership stock units and restricted stock units) can be found on page 46 of this Proxy Statement. The equity grants are made in accordance with the Board of Directors Policy on Equity Awards, discussed further on page 46 of this Proxy Statement.

While the Committee determines a total dollar value for purposes of calculating the number of stock options, Leadership Stock units and restricted stock units to be granted, this value does not represent the actual compensation that our Named Executive Officers might realize. The actual value that our executives receive will depend on the Company's stock price on the grant date, stock price appreciation and the number of shares earned under the Leadership Stock program based on Company performance against established metrics for the performance year. The number of stock options and Leadership Stock units granted to our Named Executive Officers in 2008 is shown in the Grants of Plan-Based Awards Table on page 55 of this Proxy Statement. As indicated in the 2008 Executive Compensation determination timeline table on page 36, this Proxy Statement addresses the equity decisions made in 2008. For Committee Decision and Analysis for 2008 Leadership Stock grants, determined in December 2007, see the Company's Notice of 2008 Annual Meeting and Proxy Statement.

Committee Decision and Analysis
With respect to the award determinations made in December 2008, the Committee determined there would be no increase in the target dollar value of long-term equity incentive compensation for any Named Executive Officer from the prior year. The Committee made this decision considering: 1) the challenging economic environment; 2) the Company's financial performance for 2008; and 3) the position of our Named Executive Officer's total direct compensation relative to market median.

Target Dollar Value of Long-Term Incentive Opportunity

Named Executive Officer	Target Dollar Value
A.M. Perez, Chairman & CEO	$5,786,885
F.S. Sklarsky, EVP & CFO	$1,600,080
P.J. Faraci, President & COO	$1,899,978
M.J. Hellyar, EVP & President, FPEG	$1,017,962
R.L. Berman, SVP & CHRO	$ 775,716

The above amounts in the table represent the intended target dollar value of the long-term incentive opportunity. Because of significant declines in the price of the Company's stock in the fourth quarter of 2008, the methodology used to convert this opportunity into stock options and full value shares resulted in an actual equity value at the time of grant equal to 33% of the intended dollar value. The methodology used can be found on page 46 of this Proxy Statement.

Leadership Stock — 2008 Performance Cycle Awards

As part of its annual review of long-term equity incentives, the Committee approves the performance criteria and terms of the annual Leadership Stock award. The Leadership Stock performance goals are approved in compliance with the rules of Section 162(m) of the Code, which require that goals be established no later than 90 days after the start of the performance period.

For 2008, given the difficulty in establishing multi-year performance goals, the Committee decided to continue its use of a one-year performance period followed by a two-year time-based vesting schedule for Leadership Stock. Leadership Stock awards provide the participant with the right to earn shares of our common stock based upon attainment of certain performance goals.

For 2008, the Committee selected a single performance goal, Total Segment Earnings from Operations (EFO), a non-GAAP financial measure, because it provides insight into the Company's profitability. It is the third of the key financial metrics the CEO periodically reports to the investment community. The specific definition for Total Segment Earnings from Operations (EFO) can be found on page 57 of this Proxy statement.

The following abbreviated corporate performance matrix shows the threshold, target and maximum goal and associated payout percentage for 2008 Leadership Stock:

Leadership Stock Matrix

	EFO	Payout
Threshold	$200M	10%
Target	$400M	100%
Maximum	$500M	200%

Awards earned under the plan are based on an executive's target Leadership Stock allocation multiplied by the applicable payout percentage. Performance results below $200 million EFO would result in a zero performance percentage, and, therefore, no awards would be earned for the performance cycle. Performance at $400 million would lead to a 100% performance percentage and results of $500 million or greater would result in a 200% performance percentage. Results are interpolated between threshold and target and between target and maximum. The threshold, target and maximum number of shares allocated to our Named Executive Officers under the 2008 Leadership Stock performance cycle are shown in the Grants of Plan-Based Awards Table on page 55 of this Proxy Statement.

Committee Decision and Analysis

The Committee established the threshold, target and maximum award levels as follows: 1) the threshold was established at $200M; 2) the target was established at the low-end of the external guidance range; and 3) the maximum was set at the top end of the external guidance range. These levels were established to align with external guidance, while also providing the Company flexibility to make additional investment during the fiscal year to grow the Company's digital businesses.

2008 Leadership Stock Program Results

For 2008, the Company's EFO was $33 million. Since this result was below the threshold EFO of $200 million, the Leadership Stock Matrix delivered a zero performance percentage.

Committee Decision and Analysis

Based on the Company results, the Committee certified a zero performance award for Leadership Stock. As a result, our Named Executive Officers did not receive a Leadership Stock award for the 2008 performance cycle.

2008 Delivered Compensation

Largely due to the Company's results in 2008, the delivered compensation for our Named Executive Officers in 2008 was significantly below the target total direct compensation levels that the Committee established. By "delivered compensation," we mean the compensation that was actually delivered to our Named Executive Officers for 2008 (i.e., delivered compensation = 2008 base salary + the actual 2008 annual variable pay (EXCEL) award earned + the actual 2008 Leadership Stock award earned + the SFAS 123R grant date fair value of the stock options granted in 2008). The following tables demonstrate that the delivered compensation for our Named Executive Officers was 21% to 34% of their target total direct compensation in 2008. This outcome resulted from a zero payout under the EXCEL and Leadership Stock plans and the manner in which dollar-denominated long-term equity targets were converted into actual awards (as described on page 46 of this Proxy Statement) and valued based on the grant date fair value.

The grant date fair value of stock options will be realized only in the event of stock price appreciation. As indicated in footnote 4 below, as of December 31, 2008, the intrinsic value of the stock options was zero. If the stock option value in the tables reflected the intrinsic stock option value, rather than the SFAS 123R grant date fair value, as of December 31, 2008, delivered compensation of our Named Executive Officers as a percentage of their target total direct compensation would range from 13% to 27%.

These tables demonstrate the degree of performance sensitivity inherent in our overall compensation programs and how the various incentive plans operate to ensure that compensation realized by Named Executive Officers is aligned with overall Company results and changes in shareholder value. The information on these tables differs substantially from the Summary Compensation Table on page 49 of this Proxy Statement and is not a substitute for that table. A description of those differences is found following these tables.

2008 Target Compensation					
			Target Long-Term Equity Value(2)		
Named Executive Officer	Base Salary	Target Annual Variable Pay(1)	2008 Leadership Stock	2008 Stock Options	Target Total Direct Compensation(3)
A.M. Perez, Chairman & CEO	$1,100,000	$1,705,000	$2,893,443	$2,893,443	$8,591,886
F.S. Sklarsky, EVP & CFO	600,000	450,000	800,040	800,040	2,650,080
P.J. Faraci, President & COO	700,000	595,000	949,989	949,989	3,194,978
M.J. Hellyar, EVP & President, FPEG	490,000	313,600	508,981	508,981	1,821,562
R.L. Berman, SVP & CHRO	385,000	246,400	387,858	387,858	1,407,116

2008 Delivered Compensation vs. Target						
			Long-Term Equity Incentive Plan			
Named Executive Officer	Actual 2008 Base Salary	Actual 2008 Annual Variable Pay	Actual 2008 Leadership Stock Award	Grant Date Fair Value of 2008 Stock Option Award(4)	Delivered 2008 Total Direct Compensation	% 2008 Delivered Compensation vs. Target Total Direct Compensation(5)
A.M. Perez, Chairman & CEO	$1,096,168	$0	$0	$683,901	$1,780,069	21%
F.S. Sklarsky, EVP & CFO	597,911	0	0	189,098	787,009	30%
P.J. Faraci, President & COO	697,561	0	0	224,543	922,104	29%
M.J. Hellyar, EVP & President, FPEG	488,293	0	0	120,302	608,595	33%
R.L. Berman, SVP & CHRO	383,658	0	0	91,673	475,331	34%

(1) Mr. Berman and Ms. Hellyar's target award opportunity under EXCEL increased from 62% to 65% effective May 12, 2008.

(2) Target Long-Term Equity Value represents the dollar-denominated target value of 2008 Leadership Stock and 2008 Stock Options.

(3) Target Total Direct Compensation = base salary + annual variable pay (EXCEL) opportunity at target + dollar-denominated target value of long-term equity.

(4) Full 2008 Stock Option grant date fair value, as calculated in accordance with SFAS 123R. The actual value of the stock option grant will be a function of stock price. The grant price of the 2008 stock option award was $7.41. The closing price of the stock as of December 31, 2008 was $6.58. Therefore, the intrinsic value of the stock options on December 31, 2008 was zero.

(5) Percent 2008 Delivered Compensation = (actual 2008 base salary + actual 2008 annual variable pay award earned + 2008 Leadership Stock award earned + 2008 stock option grant date fair value) divided by Target Total Direct Compensation as defined in footnote 3.

As previously indicated, these tables are not a substitute for the Summary Compensation table, and the information provided in these tables differs from the Summary Compensation Table in two major ways. First, a significant difference between these tables and the Summary Compensation Table is in the representation of equity value. In the Summary Compensation Table, the equity awards represent the expense recognized for financial reporting purposes, with respect to equity awards granted in the current year and prior years. In the table reflecting 2008 Delivered Compensation vs. Target, the equity awards represent: 1) the grant date fair value of the 2008 stock option award in accordance with SFAS 123R, and 2) the actual 2008 Leadership Stock awards earned. Secondly, the Summary Compensation Table includes changes in pension value, non-qualified deferred compensation and perquisites. These amounts are not included in the tables above because they are not taken into account in determining total direct compensation.

Initial Hire Grants and Ad Hoc Awards

In addition to annual equity awards, our Named Executive Officers may receive stock options and time-based restricted stock grants in connection with the commencement of their employment, election as a Company Officer, as a result of a promotion or for retention purposes. The objectives of these grants are to encourage hiring, retention and stock ownership and to align an executive's interests with those of our shareholders. On occasion, the Committee may also grant one-time, ad hoc stock option awards to reward an executive for superior individual performance.

There were no ad hoc awards granted to any Named Executive Officers in 2008.

Former Executive: James T. Langley

Mr. Langley's last day of employment with the Company was March 14, 2008. In connection with Mr. Langley's planned separation from service with the Company, the Compensation Committee approved a severance payment of $810,000, which was equivalent to Mr. Langley's target cash compensation. Mr. Langley's severance was determined in consideration of: 1) the severance guidelines for Named Executive Officers discussed on page 48 of this Proxy Statement; 2) the Company organizational changes resulting in the elimination of Mr. Langley's position; and 3) the severance arrangement in Mr. Langley's hiring agreement, which had expired a year earlier and provided a comparable benefit. In addition to severance, the Committee granted an "approved reason" and accelerated vesting for the remaining

3,453 restricted shares of the Company's stock granted to Mr. Langley on February 27, 2007 as a performance award. The Committee felt it was appropriate to accelerate vesting on the remaining shares given that these shares were granted to recognize 2006 results. Finally, for purposes of Mr. Langley's supplemental unfunded retirement benefit, the Committee determined that Mr. Langley would receive service credit for the period beginning August 18, 2007 and ending on March 14, 2008, and, therefore, he would receive a pro-rated portion of the $100,000 that would have been credited to him had he remained employed through August 18, 2008.

Given that Mr. Langley's last day of work was planned for the first quarter of 2008, the Committee determined that Mr. Langley would not receive an annual stock option grant in 2007 or a 2008 Leadership Stock grant, nor would he be eligible for a base salary increase or an EXCEL award for the 2008 performance year.

EXECUTIVE COMPENSATION POLICIES RELATING TO INCENTIVE PLANS

Share Ownership Program

Under our Share Ownership Program, our Section 16 Executive Officers are expected, over time, to acquire a significant ownership stake in the Company equal to at least one to five times their base salary amounts, depending on the executive's position. Details regarding this program are on page 30 of this Proxy Statement. The Committee believes this program furthers its objective of closely aligning the interests of our executives with those of our shareholders. The Committee plans to revisit the terms of the Share Ownership Program during 2009.

Equity Award Policy

All equity awards granted to Named Executive Officers in 2008 were granted in accordance with our Board of Directors Policy on Equity Awards approved by the Board effective as of January 1, 2007. In accordance with this policy, our grant timing guidelines are as follows:

Annual Stock Option Award. Annual grants of stock options are approved at the Committee's regularly scheduled December meeting. If grants of stock options are to be awarded, the grant date for such options will be the date of the December meeting in which the grants were approved.

Grant Dates for Ad Hoc and New Hire Equity Awards. For awards to Section 16 Executive Officers, the grant date for any ad hoc or new hire equity award approved in a meeting of the Committee will be:

- The date of the Committee meeting in which the award is approved in the case of an ad hoc equity award; or
- The next regularly scheduled Committee meeting following the first date of employment in the case of an equity award to a new hire.

The grant date of any ad hoc or new hire equity award approved by unanimous written consent of the Committee will be the next regularly scheduled Committee meeting following:

- The date of execution of the unanimous consent in the case of an ad hoc equity award; or
- The first date of employment in the case of an equity award to a new hire.

The exercise price of any stock options awarded will be the fair market value (defined as the average of the high and low value) of the Company's common stock on the grant date as defined in the applicable equity compensation plan.

Methodology for converting dollar-denominated annual long-term incentive target opportunity into share equivalents
In December of each year, the Committee determines the target dollar value to be delivered in long-term equity incentives for each Named Executive Officer. To determine the number of stock options to be delivered, the average of the closing price of Kodak stock over 60 trading days ending on the last trading day of September is calculated. A Black-Scholes value is then calculated using the 60-day average stock price determined above. The target dollar value to be delivered in stock options (50% of the target total long-term equity value) is divided by the Black-Scholes value to determine the number of stock options, which may then be rounded to the nearest reasonable whole number. The stock option grant price is the fair market value of the Company's stock on the grant date. The number of full value shares, Leadership Stock and/or restricted stock units are calculated using the intended dollar value (50% of the target total long-term equity value) divided by the average of the closing price of Kodak stock over the 60 trading days ending on the last trading day of September.

This same methodology is used annually to determine the number of stock options and shares of restricted stock to be granted to the directors under the Director Compensation Program.

This methodology was selected for administrative purposes and so that short-term fluctuations in stock price would not impact the conversion from dollar-denominated awards to shares. A change to the 60-day methodology was discussed as part of the annual strategy review, but since the strategy review took place during the 60-day period it was determined appropriate to continue this methodology for 2008 and revisit it again in 2009. Use of this approach in 2008 resulted in granting equity value equal to approximately 33% of the intended equity value because the Company's stock price fell after determination of the 60-day average stock price and prior to the issuance of the equity awards.

Policy on Qualifying Compensation

When designing all aspects of compensation, the Company considers the deductibility of executive compensation under Section 162(m) of the Code, which provides that the Company may not deduct compensation of more than $1 million paid to certain executives, other than "performance-based" compensation meeting certain requirements. Annual variable pay under our EXCEL plan is designed to satisfy the requirements for "performance-based" compensation as defined in Section 162(m) of the Code. Stock options and Leadership Stock are also intended to satisfy the requirements for "performance-based" compensation under Section 162(m). While we design these plans to operate in a manner that is intended to qualify as "performance-based" under Section 162(m), the Committee may administer the plans in a manner that does not satisfy the requirements of Section 162(m) in order to achieve a result that the Committee determines to be appropriate.

While the Committee considers the impact of the tax treatment, the primary factor influencing program design is the support of business objectives. Generally, whether or not compensation will be deductible under Section 162(m) will be an important, but not the decisive factor, with respect to the Committee's compensation determinations. In 2008 the Committee recognized that, while both stock options and Leadership Stock are 162(m) compliant, restricted stock units are not. The Committee nonetheless determined that the benefit to be derived from restricted stock units, namely their retentive value, outweighed any impact resulting from the inability to claim a deduction under Section 162(m) of the Internal Revenue Code.

Policy on Recoupment of Bonuses

The Company has a policy regarding the recoupment of bonuses in the event of financial restatements. Under this policy, the Board may seek to recover, to the extent permitted under applicable local law, any performance-based pay awarded to a Named Executive Officer under EXCEL if an executive's fraud or misconduct caused or partially caused the need for significant financial restatement and if the bonuses would have been lower as a result of the restatement. The policy is more fully discussed on page 20 of this Proxy Statement.

OTHER COMPENSATION ELEMENTS

Retirement Plans

The Company offers a tax-qualified defined benefit plan comprised of a cash balance component and a traditional defined benefit component (KRIP) and tax-qualified 401(k) defined contribution plan (SIP), which cover virtually all U.S. employees. In addition to these tax-qualified retirement plans, the Company provides supplemental non-qualified retirement benefits to our Named Executive Officers under the Kodak Unfunded Retirement Income Plan (KURIP) and the Kodak Excess Retirement Income Plan (KERIP). KURIP and KERIP are unfunded retirement plans that are designed to provide our executives with pension benefits that make up for the Code's limitations on allocations and benefits that may be paid under KRIP and SIP. None of our Named Executive Officers has an accumulated benefit under KERIP. The details of KRIP and KURIP are described under the Pension Benefits Table on page 63 of this Proxy Statement.

The Company believes that our tax-qualified retirement plans and non-qualified supplemental retirement plans enhance our executive compensation package. The primary objective of our retirement plans is to attract and retain our employees.

Supplemental Individual Retirement Arrangements

We have also entered into individual letter agreements with Messrs. Perez, Faraci and Sklarsky to provide additional retirement benefits beyond those available under our tax-qualified retirement plans and non-qualified supplemental retirement plans. For Messrs. Perez and Faraci, these agreements provide for additional years of service in calculating their benefits under KRIP and KURIP. Supplemental individual retirement arrangements were necessary to recruit these Named Executive Officers. The benefits provided to our Named Executive Officers under any individual retirement arrangement are described on page 65 of this Proxy Statement.

Deferred Compensation Plan

The Company maintains a non-qualified deferred compensation plan for its executives, known as the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP). The plan permits the Company's executives to defer a portion of their base salary and annual bonus awards. Each fall, the Company's executives may elect to defer base salary for the following year and up to a portion of any bonus earned under EXCEL the following year. The plan is intended to promote retention by providing our executives with a long-term savings opportunity on a tax-deferred basis. The details of this plan are described under the Non-Qualified Deferred Compensation Table on page 66 of this Proxy Statement. In 2008, the Committee froze the receipt of new monies into this plan. This action was taken due to the plan's low utilization and administrative costs.

Perquisites

The Company provides certain perquisites primarily for security related reasons, to maximize an executive's time spent on Company business or to attract and retain our Named Executive Officers. The primary perquisites that our Named Executive Officers receive are financial counseling services, personal umbrella liability insurance coverage and occasional use of the Company's driver service. Home security services are provided for Mr. Perez but were discontinued in December 2008 for Messrs. Faraci, Sklarsky and Berman and in January 2009 for Ms. Hellyar. The Company's driver service was discontinued for all Named Executive Officers in October 2008. The elimination of these perquisites is in addition to the discontinuation of executive physicals in December 2007.

Our executive security program requires our CEO to use Company aircraft for all air travel, whether personal or business. Our Named Executive Officers, other than our CEO, are not permitted to use corporate aircraft for personal travel without approval from our CEO. This restriction applies to personal travel of these Named Executive Officers as well as the travel of a spouse when accompanying the Named Executive Officer on business travel.

The compensation attributed to our Named Executive Officers for 2008 for perquisites is included in the Summary Compensation Table on page 49 of this Proxy Statement.

SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS

Severance Arrangements

Our Named Executive Officers are responsible for the continued success of the Company and the execution of the Company's strategic plan to grow our digital portfolio and to continue management of a sustainable business model for our traditional businesses. The Committee believes that it is important to provide our senior management some measure of financial security in the event their employment is terminated without cause.

Most of our Named Executive Officers have an individual letter agreement that provides various severance benefits in the event their employment is terminated under various circumstances. These individual letter agreements were established at the time each Named Executive Officer commenced employment with the Company or later in connection with entering into a retention arrangement. Additionally, when determining the appropriate severance arrangement for a Named Executive Officer, the Committee generally applies pre-established guidelines. Under these guidelines, our Named Executive Officers may be eligible to receive a severance allowance equal to one to two times their target cash compensation depending on their position, length of service and the circumstances surrounding their departure. The individual letter agreements for Named Executive Officers are approved by the Committee and are consistent with guidelines for executive severance that the Committee has established.

Our individual severance arrangements are designed to serve as a retention tool and to eliminate any reluctance of executives to implement any transformational components of the Company's strategic plan. In certain instances, an executive's successful completion of his or her responsibilities may result in the elimination of his/her job. These arrangements also provide an incentive for individuals to sign a release of claims against the Company, to refrain from competing with the Company and to cooperate with the Company both before and after their employment is terminated.

Mr. Perez's individual severance arrangement provides him with severance benefits that are payable in the event his employment is terminated by the Company without "cause" or if he terminates for "good reason." Under their individual severance arrangements, Messrs. Faraci and Sklarsky and Ms. Hellyar are entitled to severance benefits for termination by the Company without "cause." The arrangements for Mr. Sklarsky and Ms. Hellyar also provide them with severance benefits upon their long-term disability. For purposes of these severance arrangements, the definitions of "cause" vary slightly among the relevant individual letter agreements negotiated between the Company and the Named Executive Officers. When approving any letter agreement for employment or retention, the Committee focuses on the severance triggers relative to each executive's position and responsibilities.

Our severance arrangements with our Named Executive Officers also provide for the treatment of other compensation provided under the Company's annual bonus plan, equity plans and retirement plans. For additional information regarding the potential severance benefits payable to our Named Executive Officers under various circumstances see the description under the Severance Benefits Tables beginning on page 72 of this Proxy Statement.

Change-in-Control Arrangements

Consistent with our compensation philosophy, we believe that the interests of our shareholders are best served if the interests of our senior management are aligned with theirs. To this end, our Executive Protection Plan, which the Company adopted in 1992, provides for enhanced change-in-control severance benefits for our Named Executive Officers to reduce any reluctance of our Named Executive Officers to support potential change-in-control transactions that may be in the best interest of shareholders and to promote the continued employment and dedication of our Named Executive Officers without distraction. The Committee believes that these change-in-control benefits also encourage smooth transition of management in the event of a change-in-control. The terms of the Executive Protection Plan are more fully described on page 76 of this Proxy Statement.

When determining the appropriate level of change-in-control benefits for a Named Executive Officer under the Executive Protection Plan, the Committee considers how to ensure that the plan continues to fulfill the objectives described above and, in doing so, it takes market practice and cost of the benefits into consideration. The Committee's decisions concerning these benefits do not affect decisions made regarding other compensation elements.

Certain of our other employee benefit and compensation plans also provide enhanced benefits to our Named Executive Officers after a change-in-control. These benefits are designed to protect our Named Executive Officers against possible loss of benefits after a change-in-control. Additional plan terms and the treatment of any benefits after a change-in-control under the Company's retirement and welfare plans, deferred compensation plan, EXCEL plan and equity incentive plans are described beginning on page 76 of this Proxy Statement.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation of each of our Named Executive Officers (NEO) for 2006, 2007 and 2008.

Name and Principal Position	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Comp. (4)	Change in Pension Value and Non-qualified Deferred Comp. Earnings (5)	All Other Comp. (6)	Total
A.M. Perez Chairman & CEO	2008	$1,096,168	—	$ 1,256,622	$2,560,101	$ —	$3,438,295	$ 285,442	$8,636,628
	2007	1,096,168	—	1,515,177	2,444,914	3,324,750	519,560	377,865	9,278,434
	2006	1,096,168	$690,525(7)	1,801,792(8)	1,704,007	—	3,214,598	269,020	8,776,110
F.S. Sklarsky EVP & CFO(9)	2008	597,911	—	599,729	611,143	—	119,720	10,369	1,938,872
	2007	597,911	—	649,584	383,486	900,000	104,165	37,504	2,672,650
	2006	91,986	75,000(10)	74,781	78,333	—	18,303	2,539	340,942
P.J. Faraci President & COO	2008	697,561	—	193,936	536,849	—	341,208	27,947	1,797,501
	2007	606,879	—	257,987	503,845	1,066,158	386,094	31,362	2,852,325
	2006	518,188	130,572(7)	179,631	381,227	—	319,305	42,614	1,571,537
M.J. Hellyar EVP & President, FPEG	2008	488,293	—	446,508	613,015	—	517	10,904	1,559,237
	2007	488,293	—	234,000	616,539	637,980	4,093	2,653	1,983,557
	2006	484,843	130,634(7)	211,734	279,322	—	1,102,430	10,349	2,219,312
R.L. Berman SVP & CHRO	2008	383,658	—	112,065	267,163	—	100,757	6,117	869,760
Former Executive									
J.T. Langley Former SVP(11)	2008	114,983	—	—	—	—	116,293	918,424(12)	1,149,700
	2007	498,258	—	199,394	520,455	785,750(13)	212,069	54,486	2,270,412
	2006	498,258	150,550(14)	160,299	291,079	490,000	171,160	58,400	1,819,746

(1) This column reports base salary earned by each of our Named Executive Officers. See page 38 of this Proxy Statement for a discussion and analysis of base salary levels.

(2) This column reports the compensation cost recognized by the Company for financial statement reporting purposes in accordance with SFAS 123R, without any reduction for risk of forfeiture, for all stock awards (including Leadership Stock, restricted stock, restricted stock units and 2006 Executive Performance Share Program (EPSP) shares) during each year reported. The value disclosed represents the annual aggregate expense for stock awards granted in 2008 and in prior years as compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award. Compensation cost is initially measured based on the grant date fair value of an award, determined pursuant to SFAS 123R without any reduction for risk of forfeiture. The assumptions used to calculate the value of the awards are the same as those used for our stock-based compensation disclosure in Note 20 to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on February 27, 2009.

(3) This column reports the compensation cost recognized by the Company for financial statement reporting purposes in accordance with SFAS 123R, without any reduction for risk of forfeiture, in each year reported related to stock options, including stock options granted in 2008 and in prior years as compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award. The following table includes the assumptions used to calculate the compensation expense reported for 2006, 2007 and 2008 on a grant-date basis. Compensation cost is initially measured based on the grant date fair value of an award, determined pursuant to SFAS 123R without any reduction for risk of forfeiture.

Grant Date	NEOs Receiving Award	Grant Date Fair Value of Award ($)	Risk-Free Rate (%)	Expected Option Life (years)	Expected Volatility (%)	Expected Dividend Yield (%)
12/6/2004	P.J. Faraci	9.20	3.34	4	36.470	1.56
12/10/2004	A.M. Perez	9.20	3.34	4	36.470	1.56
	M.J. Hellyar	9.20	3.34	4	36.470	1.56
	J.T. Langley	9.20	3.34	4	36.470	1.56
1/17/2005	M.J. Hellyar	9.27	3.57	4	35.700	1.53
5/12/2005	P.J. Faraci	7.46	3.59	4	35.190	1.82
6/1/2005	A.M. Perez	7.46	3.59	4	35.190	1.82
	P.J. Faraci	7.46	3.59	4	35.190	1.82
	M.J. Hellyar	7.46	3.59	4	35.190	1.82
	R.L. Berman	7.46	3.59	4	35.190	1.82
	J.T. Langley	7.46	3.59	4	35.190	1.82
12/7/2005	A.M. Perez	8.65	4.46	7	34.730	2.06
12/7/2005	P.J. Faraci	7.44	4.43	5	34.370	2.15
	M.J. Hellyar	7.44	4.43	5	34.370	2.15
	R.L. Berman	7.44	4.43	5	34.370	2.15
	J.T. Langley	7.44	4.43	5	34.370	2.15
2/1/2006	P.J. Faraci	7.82	4.83	5	34.090	1.86
12/12/2006	A.M. Perez	9.40	4.45	7	35.314	1.90
	F.S. Sklarsky	9.40	4.45	7	35.314	1.90
12/12/2006	P.J. Faraci	7.66	4.45	5	32.502	1.98
	M.J. Hellyar	7.66	4.45	5	32.502	1.98
	R.L. Berman	7.66	4.45	5	32.502	1.98
	J.T. Langley	7.66	4.45	5	32.502	1.98
10/16/2007	M.J. Hellyar	5.18	3.16	4	30.580	2.02
12/11/2007	A.M. Perez	7.70	3.59	7	35.150	1.90
	F.S. Sklarsky	7.70	3.59	7	35.150	1.90
12/11/2007	P.J. Faraci	5.18	3.16	4	30.580	2.02
	M.J. Hellyar	5.18	3.16	4	30.580	2.02
	R.L. Berman	5.18	3.16	4	30.580	2.02
12/9/2008	A.M. Perez	.91	1.82	6	32.170	7.42
	F.S. Sklarsky	.91	1.82	6	32.170	7.42
	P.J. Faraci	.91	1.82	6	32.170	7.42
	M.J. Hellyar	.91	1.82	6	32.170	7.42
	R.L. Berman	.91	1.82	6	32.170	7.42

(4) Amounts represent incentive compensation paid under the EXCEL plan as well as any individual incentive plans in 2006, 2007 and 2008. See the Grants of Plan-Based Awards in 2008 table for the potential payouts for each Named Executive Officer depending on the outcome of performance. For a description of the performance criteria, see "2008 EXCEL Plan Design and Performance Results – Performance Metrics" under the Compensation Discussion and Analysis. In accordance with EXCEL and our share ownership program, Mr. Faraci and Ms. Hellyar received the above-target portion of their 2007 EXCEL bonus earned

in 2007 in the form of fully-vested shares of common stock, which were settled on March 27, 2008. Named Executive Officers did not receive any non-equity incentive compensation in 2006 and 2008 because no EXCEL awards were earned for those years.

(5) This column reports the aggregate change in the present value of the Named Executive Officer's accumulated benefits under KRIP, KURIP and supplemental individual retirement arrangements, to the extent a Named Executive Officer participates, and the estimated above-market interest, if any, earned during the year on deferred compensation balances. The breakdown of these figures is shown in the table below:

	2006			2007			2008		
Executive	**Pension Value**	**Above-Market Interest (a)**	**Total Value**	**Pension Value**	**Above-Market Interest (a)**	**Total Value**	**Pension Value(b)**	**Above-Market Interest (a)**	**Total Value**
A.M. Perez	$3,192,022	$22,576	$3,214,598	$491,469	$28,091	$519,560	$3,434,567	$3,728	$3,438,295
F.S. Sklarsky	18,303	—	18,303	104,165	—	104,165	119,720	—	119,720
P.J. Faraci	319,305	—	319,305	386,094	—	386,094	341,208	—	341,208
M.J. Hellyar	1,098,877	3,553	1,102,430	0	4,093	4,093	0	517	517
R.L. Berman	N/A	N/A	N/A	N/A	N/A	N/A	98,186	2,571	100,757
Former Executive									
J.T. Langley	144,232	26,928	171,160	167,844	44,225	212,069	110,470	5,823	116,293

(a) A Named Executive Officer's deferral account balances are credited with interest at the "prime rate" as reported in the Wall Street Journal, compounded monthly. Above-market interest is calculated as the difference between the prime rate and 120% of the Applicable Federal Rate (AFR) for the corresponding month.

(b) With the exception of Mr. Perez, the 2008 Pension Values are generally consistent with the 2007 Pension Values. Mr. Perez's 2008 Pension Value increased primarily due to the EXCEL bonus paid in 2008 (earned in 2007), as well as changes in actuarial assumptions. The primary actuarial assumption changes were an increase in the discount rate, a decrease in the lump sum interest rate, and an update to the lump sum mortality table. Due to the fact that Mr. Perez is close to age 65, the upward influence of the lump sum assumption changes greatly outweighed the downward influence of the increased discount rate. Neither Mr. Sklarsky nor Mr. Faraci were significantly impacted by the assumption changes due to their ages and specific pension provisions. Both Ms. Hellyar and Mr. Berman were impacted by the KURIP plan amendment to require distribution in the form of a lump sum, which eliminated potential early retirement subsidies. The KURIP amendment was adopted to comply with the terms of Section 409A of the Code, which triggers immediate taxation on deferred compensation if the receiving employee has control over the form of payment. To avoid this tax implication, KURIP now requires all participants to take their benefit in the form of a lump sum. For participants covered by the traditional defined benefit component of KURIP, such as Ms. Hellyar and Mr. Berman, the change eliminated potential early retirement subsidies that were only available if an annuity form of benefit was chosen. The plan change reduced Ms. Hellyar's pension value by $177,018 from last year and Mr. Berman's pension value by $64,154 from last year. Due to this plan change and the change in assumptions, Ms. Hellyar had negative pension values for 2008 so her accrual for 2008, in total, was ($210,064). Despite the KURIP amendment and the assumption changes, Mr. Berman still had a positive pension accrual for 2008, which totaled $98,186.

(6) The table below shows the components of the All Other Compensation column for 2008:

Name	401(k) Match	Financial Counseling	Security Services/ Systems	Personal Aircraft Usage [(a)]	Other	Total
A.M. Perez	$ 0	$7,000	$9,410	$264,143	$ 4,889 [(b)]	$285,442
F.S. Sklarsky	6,750	0	770	0	2,849 [(c)]	10,369
P.J. Faraci	6,750	0	2,406	11,680	7,111 [(d)]	27,947
M.J. Hellyar	0	1,243	685	0	8,976 [(e)]	10,904
R.L. Berman	0	4,870	460	0	787 [(f)]	6,117
Former Executive						
J.T. Langley	2,300	0	410	2,594	913,120 [(g)]	918,424

(a) The incremental cost to the Company for personal use of Company aircraft is calculated based on the direct operating costs to the Company, including fuel costs, FBO handling and landing fees, vendor maintenance costs, catering, travel fees and other miscellaneous direct costs. Fixed costs that do not change based on usage, such as salaries and benefits of crew, training of crew, utilities, taxes and general maintenance and repairs, are excluded.

Under our executive security program, the Company requires Mr. Perez to use Company aircraft for all travel, whether personal or business. Mr. Perez's family members and guests occasionally accompany him on business trips and on trips when he uses the Company aircraft for personal purposes, at no additional cost to the Company.

Company policy provides that Company aircraft is to be used predominantly for the business of the Company. On rare occasions with the prior approval of the CEO, other Named Executive Officers may fly on Company aircraft for personal purposes. The incremental cost of Messrs. Faraci's and Langley's personal use of Company aircraft is reported in this column. At times, the executive's spouse accompanied the executive on some of these trips and on some business trips at no additional cost to the Company.

(b) For Mr. Perez, this amount is for personal use of the Company's driver services, employee discounts (available to all employees) on purchase of company products, personal executive protection services, personal IT support and personal umbrella liability insurance coverage. Mr. Perez reimbursed the Company for the expenses the Company paid for he and his guests to attend an event which the Company sponsored for promotional purposes.

(c) For Mr. Sklarsky, this amount is for Company paid expenses to attend an event which the Company sponsored for promotional purposes and personal umbrella liability insurance coverage.

(d) For Mr. Faraci, this amount is for Company paid expenses for Mr. and Mrs. Faraci to attend an event which the Company sponsored for promotional purposes, personal use of the Company's driver services, personal executive protection services, and personal umbrella liability insurance coverage.

(e) For Ms. Hellyar, this amount is for Company paid expenses for Ms. Hellyar and her guests to attend an event which the Company sponsored for promotional purposes and for personal umbrella liability insurance coverage.

(f) For Mr. Berman, this amount is for personal use of the Company's driver services, photographic equipment and personal umbrella liability insurance coverage.

(g) For Mr. Langley, this amount is for personal use of the Company's driver services, relocation expenses of $98,455, commercial airfare for personal trips for Mr. and Mrs. Langley, personal umbrella liability insurance coverage and a severance payment of $810,000.

(7) Represents a discretionary performance bonus received for 2006, granted by the Compensation Committee on February 27, 2007. One-half of the discretionary bonus was paid in cash, which is reported in this column. The remainder of the bonus was paid in shares of restricted stock each with a grant date fair value of $24.24 based on the closing market price of our shares of common stock on the date of grant. One-third of these shares will vest on each of the first three anniversaries of the grant date.

(8) Represents the total compensation cost recognition by the Company for all stock awards held by Mr. Perez for 2006. The compensation cost recognized by the Company attributable to Mr. Perez's stock awards reported in our 2006 proxy statement did not include any expense recognized for restricted stock units and was incorrectly reported as $1,299,982. As a result of this correction, the total compensation reported for Mr. Perez for 2006 increased from $8,374,300 to $8,776,110.

(9) Mr. Sklarsky was hired by the Company in October 2006.

(10) Represents a discretionary bonus received for 2006 pursuant to the terms of Mr. Sklarsky's offer letter dated September 19, 2006.

(11) Mr. Langley's employment with the Company terminated on March 14, 2008.

(12) Includes a severance payment of $810,000 in connection with the termination of Mr. Langley's employment with the Company.

(13) Mr. Langley's amount for 2007 included $212,250 paid under his individual bonus plan and $573,500 paid under EXCEL.

(14) Includes a $25,000 payment, a portion of a sign-on bonus, per Mr. Langley's August 2003 agreement, and a discretionary performance bonus received for 2006, granted by the Compensation Committee on February 27, 2007. One-half of the discretionary bonus was paid in cash, which is reported in this column. The remainder of the bonus was paid in shares of restricted stock, each with a grant date fair value of $24.24 based on the closing market price of our common stock on the grant date. One-third of these shares will vest on each of the first three anniversaries of the grant date. The number of restricted shares awarded is shown in the Grants of Plan-Based Awards in the Company's 2008 Proxy Statement.

EMPLOYMENT AND RETENTION ARRANGEMENTS

The material terms of each Named Executive Officer's employment or retention arrangements with the Company are described below. The levels of salary, annual variable incentive compensation and long-term equity-based incentive compensation as well as the material considerations that the Compensation Committee takes into account in establishing those levels are described in the Compensation Discussion and Analysis on page 34 of this Proxy Statement.

Antonio M. Perez

The Company employed Mr. Perez as President and COO under a letter agreement dated March 3, 2003. On May 10, 2005, in connection with Mr. Perez's election as Chief Executive Officer and Chairman of the Board, the Compensation Committee modified the compensation-related terms of his employment. In addition to the compensation described elsewhere in this Proxy Statement, Mr. Perez is eligible to receive a base salary of $1.1 million and a target award under the EXCEL plan of 155% of his base salary. Mr. Perez is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company.

Under his March 3, 2003 letter agreement, Mr. Perez is also eligible to receive a supplemental unfunded retirement benefit, which is described on page 65 of this Proxy Statement. Mr. Perez's letter agreement was amended by a letter agreement dated February 27, 2007 to provide that this supplemental retirement benefit will vest when he turns age 65, consistent with the Company's mandatory retirement policy for our corporate officers. This February 27, 2007 letter agreement also provides lump sum payment of his supplemental retirement benefit following the six-month anniversary of his termination. Mr. Perez's letter agreement was further amended by a letter agreement dated December 9, 2008 to specify how his surviving spouse's pre-retirement survivor benefits related to his supplemental unfunded retirement benefit will be calculated, clarify what persons qualify as survivors, and provide for payment of pre-retirement survivor benefits in the form of a lump sum. With respect to the calculation of his surviving spouse's pre-retirement survivor benefits, Section 409A of the Code triggers immediate taxation on Mr. Perez's deferred compensation if his surviving spouse has control over which of two formulas would be used for this calculation. To avoid this tax implication, the December 9, 2008 letter agreement requires the surviving spouse's pre-retirement survivor benefits to be the greater of the benefits calculated using either formula. With regard to the definition of survivor, the December 9, 2008 letter agreement clarifies that the only persons who qualify as survivors include Mr. Perez's surviving spouse or domestic partner and, if none, his surviving child(ren) under age 19. This definition was added because both his March 3, 2003 and February 27, 2007 letter agreements did not specify the intended meaning of the term survivor. With regard to the lump sum payment of pre-retirement survivor benefits, the December 9, 2008 letter agreement provides for a form of payment because one was not specified in Mr. Perez's March 3, 2003 and February 27, 2007 letter agreements. A lump sum form of payment was selected because it is consistent with the form of payment provided for Mr. Perez's supplemental unfunded retirement benefit under his February 27, 2007 letter agreement.

The term of Mr. Perez's employment is indefinite but, according to his March 3, 2003 letter agreement, as amended by his December 9, 2008 letter agreement, he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables beginning on page 69 of this Proxy Statement.

Frank S. Sklarsky

The Company employed Mr. Sklarsky as Chief Financial Officer under a letter agreement dated September 19, 2006. In addition to the compensation described elsewhere in this Proxy Statement, his letter agreement provides that Mr. Sklarsky is eligible to receive a base salary of $600,000 and a target award under the EXCEL plan of 75% of his base salary. He is also eligible under his letter agreement to participate in the annual Corporate Officer stock option program with a target value of approximately $800,000 and the annual Leadership Stock Program with a target value of approximately $800,000. The letter agreement was amended by a letter agreement dated September 26, 2006 to provide that Mr. Sklarsky was eligible to receive a cash award equal to $75,000, less any amount actually received under the EXCEL plan for the 2006 performance period. Mr. Sklarsky is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company.

In addition, Mr. Sklarsky's letter agreements provide that he is eligible to receive a supplemental retirement benefit, which is described under the Pension Benefits Table on page 63 of this Proxy Statement.

The term of Mr. Sklarsky's employment is indefinite but, according to his September 19, 2006 letter agreement, he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables beginning on page 69 of this Proxy Statement.

Philip J. Faraci

The Company employed Mr. Faraci under a letter agreement dated November 3, 2004. In addition to the information provided elsewhere in this Proxy Statement, Mr. Faraci initially received a base salary of $520,000 and a target award under the EXCEL plan of 62% of his base salary. Mr. Faraci is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company. Mr. Faraci's letter agreement also provides him with a supplemental retirement benefit, as described on page 65 of this Proxy Statement.

Mr. Faraci's letter agreement was amended by a letter agreement dated February 28, 2007 to provide for lump-sum payment of his supplemental retirement benefits following the six-month anniversary of his termination.

In connection with his promotion to co-lead the Chief Operating Office with Mr. Langley in March 2007, Mr. Faraci's base salary was increased from $520,000 to $600,000 and his target EXCEL from 62% to 75% of his base salary. In September 2007, Mr. Faraci was promoted to President and Chief Operating Officer and his base salary was increased to $700,000 and his target award under the EXCEL plan was increased to 85% of his base salary.

The term of Mr. Faraci's employment is indefinite but, according to his November 3, 2004 letter agreement, as amended by his December 9, 2008 letter agreement, he will be eligible for certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits in connection with termination of his employment under various circumstances, please read the narrative descriptions and tables beginning on page 69 of this Proxy Statement.

Mary Jane Hellyar

The Company and Ms. Hellyar entered into a letter agreement dated August 18, 2006 to provide her with a restricted stock grant of 15,000 shares for retention purposes.

The term of Ms. Hellyar's employment is indefinite but, according to her August 18, 2006 letter agreement, she will also be eligible for certain severance benefits in connection with termination of her employment under various circumstances. For information regarding her potential severance payments and benefits in connection with termination of her employment under various circumstances, please read the narrative descriptions and tables beginning on page 69 of this Proxy Statement.

On October 16, 2007, Ms. Hellyar was granted 20,000 stock options upon her election to Executive Vice President. There was no other change to her compensation associated with this election.

Robert L. Berman

Mr. Berman does not have a letter agreement concerning his employment or retention.

Former Executive: James T. Langley

Mr. Langley's last day of employment with the Company was March 14, 2008. In connection with Mr. Langley's planned separation from service with the Company, Mr. Langley received certain severance payments and other benefits under the terms of his August 12, 2003 and February 28, 2007 letter agreements and the terms of his leaving arrangement approved by the Compensation Committee on September 21, 2007. These payments and benefits are described on pages 65 and 71 of this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS IN 2008

The compensation plans under which the grants were made in 2008 that are shown in the following table include the Company's annual bonus plan (EXCEL), the 2005 Omnibus Long-Term Compensation Plan, which provides for the grant of stock options, restricted stock grants and performance stock units, and any individual non-equity incentive bonus plan in which a Named Executive Officer participated.

Name	Award Description	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards Or Units (#)	All Other Option Awards (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock & Option Awards ($) (4)
			Threshold ($)	Target ($)	Max. ($) (3)	Threshold (#)	Target (#)	Max. (#)				
A.M. Perez	EXCEL	2/26/08	–	$1,705,000	$5,000,000							
	2008 LS	1/1/08				–	106,140	212,280				$2,321,282
	Option Grant	12/9/08								751,540	$7.41	683,901
F.S. Sklarsky	EXCEL	2/26/08	–	450,000	3,000,000							
	2008 LS	1/1/08				–	29,350	58,700				641,885
	Option Grant	12/9/08								207,800	7.41	189,098
P.J. Faraci	EXCEL	2/26/08	–	595,000	3,500,000							
	2008 LS	1/1/08				–	34,850	69,700				762,170
	2007 EXCEL(5)	3/27/08							30,322			538,822
	Option Grant	12/9/08								246,750	7.41	224,543
M.J. Hellyar	EXCEL	2/26/08	–	313,600(6)	2,450,000							
	2008 LS	1/1/08				–	18,670	37,340				408,313
	2007 EXCEL(5)	3/27/08							18,806			334,183
	Option Grant	12/9/08								132,200	7.41	120,302
R.L. Berman	EXCEL	2/26/08	–	246,400(6)	1,925,000							
	2008 LS	1/1/08				–	14,230	28,460				311,210
	Option Grant	12/9/08								100,740	7.41	91,673
Former Executive												
J.T. Langley(7)	EXCEL	2/26/08	–	–	–							
	2008 LS	1/1/08				–	–	–				–
	Option Grant	12/9/08							–	–	–	–

(1) The amounts shown for the "Threshold", "Target" and "Maximum" levels represent the possible payouts for 2008 under the EXCEL plan. There is no amount in the "threshold" level for either the EXCEL plan or the individual bonus plan as the potential payouts can range from zero to the maximum amount allowable under the respective plan based on performance. Due to Company results, the actual payout under the EXCEL plan for 2008 was $0.

(2) The amounts shown represent the "threshold", "target" and "maximum" number of shares of common stock that Named Executive Officers can earn under the 2008 Leadership Stock (LS) performance cycle. There is no amount in the "threshold" level as participants can earn any amount between zero and the maximum award payable, depending on performance. Due to Company results, there were no shares of common stock earned under the 2008 LS performance cycle.

(3) The maximum amounts for the EXCEL plan represent the maximum payout permitted under the plan in accordance with the formula established under the plan. The maximum bonus payout for the EXCEL plan is the lesser of: 1) 10% of the corporate funding pool determined in accordance with performance against pre-established performance targets; 2) 500% of a Named Executive Officer's annual base salary as of December 31, 2007; or 3) $5 million. The maximum amount shown for the EXCEL plan is the lesser of 500% of annual base salary or $5 million since the amount representing 10% of the corporate funding pool is not determinable as of the beginning of the year.

(4) The amounts shown represent the full grant date fair value, as calculated in accordance with SFAS 123R.

(5) In accordance with EXCEL and our share ownership program, Mr. Faraci and Ms. Hellyar received the above-target portion of their EXCEL bonus for 2007 in the form of fully-vested shares of common stock, which were awarded on March 27, 2008. The entire EXCEL bonus paid to Mr. Faraci and Ms. Hellyar was included in the Non-Equity Incentive Compensation Column in the Summary Compensation Table for 2007.

(6) Ms. Hellyar and Mr. Berman had two target bonus percentages during fiscal 2008; in accordance with Company policy, the target bonus shown in the table above represents Ms. Hellyar's and Mr. Berman's end-of-year salary multiplied by the weighted-average target bonus percentage during fiscal 2008.

(7) Mr. Langley was not eligible for an EXCEL bonus for 2008 and did not receive long-term incentive awards due to his termination with the Company on March 14, 2008.

EXCEL Plan

EXCEL (Executive Compensation for Excellence and Leadership) is our short-term variable incentive plan for executives. For a discussion of the EXCEL plan, target allocations for our Named Executive Officers and performance under the plan for 2008, see the discussion in the "Compensation Discussion and Analysis" under the heading "Annual Variable Pay."

In 2008, the Compensation Committee selected Net Cash Generation and Combined Consumer Digital Imaging Group (CDG) and Graphics Communication Group (GCG) Year-Over-Year Percent Revenue Growth as the two primary metrics for EXCEL, each of which was equally weighted. The definitions of both metrics, which are non-GAAP financial measures, are as follows:

Equally Weighted Metrics	Definition
Net Cash Generation	Net cash flow provided by operating activities from continuing operations excluding: • Cash flow from the operating results of acquisitions or new strategic alliances having an annualized revenue of greater than $100 million • Share issuance, share repurchases • Debt actions • Cash consideration paid for acquisitions or new strategic alliances along with the associated deal and integration costs • Investments in unconsolidated entities • Movements or transfers of case to marketable securities or other interest-bearing investments or accounts (e.g. VEBA) Including: • Net cash flow generated by any business divested in the year, through the date of divestiture • Proceeds from asset sales, agreements, settlements and divestitures • Dividend payments • Capital expenditures • Restructuring/rationalization payments
Combined CDG and GCG year-over-year percent revenue growth	The percent change in total combined segment net revenue, as reported, for the full 2008 year of CDG and GCG versus full year 2007 (as recast for changes in product structure).

In establishing the 2008 EXCEL performance matrix using these two performance metrics (as discussed on page 40 of this Proxy Statement), results between the goals shown in the performance matrix were interpolated to derive a percentage, except, however, that the revenue growth curve accelerated after 8.5% (the midpoint of the communicated guidance), and the net cash generation curve was flatter within the range of guidance and accelerated equally both positively and negatively for performance outside the range. Due to Company results in 2008, our Named Executive Officers did not earn an EXCEL award for 2008.

2008 Leadership Stock

On December 11, 2007, the Compensation Committee approved a performance stock allocation to each Named Executive Officer pursuant to the 2008 performance cycle of the Leadership Stock Program. The allocations became effective on January 1, 2008. Leadership Stock may be earned by our executives at the end of a performance cycle if the Company achieves the performance threshold established for the performance cycle. The actual number of stock units earned by an executive is based on the executive's target allocation multiplied by the applicable performance percentage based on the Company's performance. Any unearned units are forfeited at the end of the performance period. The performance metric established for the 2008 performance cycle is discussed in the "Compensation Discussion and Analysis" under the heading "Leadership Stock – 2008 Performance Cycle Awards." The specific metric definition, which is a non-GAPP financial measure, is:

Metric	Definition
Total Segment Earnings from Operations (EFO)	Total earnings of all the Company's segments included within earnings from continuing operations before: • Restructuring/rationalization • Interest • Other income and charges • Income tax Excluding: • EFO impact of acquisitions and new strategic alliances having an annualized revenue of greater than $100 million, along with associated deal and integrations costs.

For the 2008 Leadership Stock performance cycle, the payment of any stock units earned under the program for the 2008 performance cycle is delayed for two years contingent on the executive's continued employment with the Company. During this two-year vesting period, dividend equivalents accrue on the stock units, but payment of the dividends is also subject to this two-year vesting period. At the end of the two-year period, the stock units and the dividend equivalents earned on these stock units are paid to the executive in the form of shares of Company common stock. All shares earned under the Leadership Stock program are granted under the Company's 2005 Omnibus Long-Term Compensation Plan. Due to Company results, there were no shares of common stock earned under the 2008 Leadership Stock performance cycle.

2008 Option Grants

On December 9, 2008, the Compensation Committee approved a non-qualified stock option grant for each Named Executive Officer. Stock options granted in 2008 have a seven-year term and vest in three substantially equal annual installments beginning on the first anniversary of the grant date. Upon termination of employment, all unvested stock options will be forfeited, except in certain cases. If a Named Executive Officer's employment is terminated as a result of death, disability, transfer or divestiture (as defined in the plan), all unvested stock options will fully vest and will expire on the third anniversary date of the Named Executive Officer's termination of employment. If a Named Executive Officer's employment is terminated as a result of retirement, layoff, pursuant to a special separation program or for an approved reason, any unvested stock options will continue to vest and will expire three years after termination of employment. The exercise price of the stock options granted to the Named Executive Officers on December 9, 2008 is $7.41, the mean between the high and low price at which the Kodak shares traded on the NYSE on the grant date. All options are granted under the Company's 2005 Omnibus Long-Term Compensation Plan.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END TABLE (1)

The following table sets forth additional information concerning option awards and stock awards held by Named Executive Officers as of December 31, 2008, including awards granted during 2008 and described in the Grants of Plan-Based Awards Table.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested (2) (#)	Market Value of Shares or Units of Stock that Have Not Vested (3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
A.M. Perez	500,000	0	$30.96	4/1/2013				
	51,500	0	24.49	11/18/2010				
	90,130	0	31.71	12/9/2011				
	300,000	0	26.47	5/31/2012				
	135,000	0	24.75	12/6/2012				
	209,666	104,864 (5)	25.88	12/11/2013				
	132,473	264,987 (6)	23.28	12/10/2014				
	0	751,540 (7)	7.41	12/8/2015				
					126,754	$834,041 (11)	0	$0
F.S. Sklarsky	66,660	33,340 (5)	25.88	12/11/2013				
	36,626	73,264 (6)	23.28	12/10/2014				
	0	207,800 (7)	7.41	12/8/2015				
					49,723	327,177 (12)	0	0
P.J. Faraci	32,800	0	32.50	12/5/2011				
	10,000	0	26.46	5/11/2012				
	52,500	0	26.47	5/31/2012				
	20,940	0	24.75	12/6/2012				
	16,666	8,334 (8)	25.01	1/31/2013				
	39,122	19,568 (5)	25.88	12/11/2013				
	43,492	86,998 (6)	23.28	12/10/2014				
	0	246,750 (7)	7.41	12/8/2015				
					23,101	152,005 (13)	0	0

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested (2) (#)	Market Value of Shares or Units of Stock that Have Not Vested (3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
M.J. Hellyar	273	0	31.30	3/11/2009				
	3,750	0	31.30	3/31/2009				
	2,000	0	31.30	5/2/2009				
	8,000	0	31.30	3/29/2010				
	6,333	0	31.30	1/11/2011				
	13,800	0	31.30	11/15/2011				
	16,830	0	36.66	11/21/2012				
	5,000	0	24.49	11/18/2010				
	5,000	0	31.71	12/9/2011				
	10,000	0	31.52	1/16/2012				
	50,000	0	26.47	5/31/2012				
	16,750	0	24.75	12/6/2012				
	39,122	19,568 (5)	25.88	12/11/2013				
	6,666	13,334 (9)	28.44	10/15/2014				
	23,304	46,616 (6)	23.28	12/10/2014				
	0	132,200 (7)	7.41	12/8/2015				
					32,892	216,429(14)	0	0

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested [(2)] (#)	Market Value of Shares or Units of Stock that Have Not Vested [(3)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [(4)] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
R.L. Berman	256	0	31.30	3/11/2009				
	13,300	0	31.30	11/15/2011				
	4,934	0	31.30	3/29/2010				
	2,751	0	31.30	3/31/2009				
	8,867	0	31.30	1/11/2011				
	5,000	0	31.30	8/25/2012				
	19,125	0	36.66	11/21/2012				
	5,810	0	24.49	11/18/2010				
	5,810	0	31.71	12/9/2011				
	10,000	0	26.46	5/11/2012				
	32,083	0	26.47	5/31/2012				
	15,500	0	24.75	12/6/2012				
	29,384	14,696 [(5)]	25.88	12/11/2013				
	17,755	35,515 [(6)]	23.28	12/10/2014				
	0	100,740 [(7)]	7.41	12/8/2015				
					17,561	115,551 [(15)]	0	0
Former Executive								
J.T. Langley[(10)]	13,400	0	24.49	11/18/2010				
	16,750	0	31.71	3/15/2011				
	62,500	0	26.47	3/15/2011				
	20,940	0	24.75	3/15/2011				
	39,122	19,568 [(5)]	25.88	3/15/2011				
					0	0	0	0

(1) This table includes only those grants outstanding as of December 31, 2008; stock options that expired prior to the end of fiscal 2008 are excluded from this table.

(2) This column represents outstanding grants of restricted stock and the earned 2007 Leadership Stock award (including dividend equivalents) held by our Named Executive Officers.

(3) The market value of shares, units or other rights that have not vested was calculated using a stock price of $6.58 (closing price of Kodak stock on December 31, 2008, the last trading day of the year).

(4) There are no unearned Leadership Stock awards outstanding as of December 31, 2008.

(5) These options were granted on December 12, 2006 and will vest in equal annual installments on the first three anniversaries of the grant date.

(6) These options were granted on December 11, 2007 and will vest in equal annual installments on the first three anniversaries of the grant date.

(7) These options were granted on December 9, 2008 and will vest in equal annual installments on the first three anniversaries of the grant date.

(8) These options were granted on February 1, 2006 and will vest in equal annual installments on the first three anniversaries of the grant date.

(9) These options were granted on October 16, 2007 and will vest in equal annual installments on the first three anniversaries of the grant date.

(10) Represents outstanding stock options for Mr. Langley: outstanding stock options continue to vest in accordance with their original vesting schedule for an involuntary termination with approved reason; all stock options must be exercised prior to the earlier of 1) the expiration date of original term of the stock option or 2) three years from Mr. Langley's termination date.

(11) Mr. Perez's unvested stock awards include: 1) the remaining 30,000 unvested shares of a restricted stock award granted on June 1, 2005, which will vest on June 1, 2010; 2) the remaining 18,992 unvested shares of a restricted stock award granted on February 27, 2007, which will vest in substantially equal installments on February 27, 2009 and February 27, 2010; and 3) 77,762 shares resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 (includes unvested dividend equivalents).

(12) Mr. Sklarsky's unvested stock awards include: 1) the remaining 25,000 unvested shares of a restricted stock award granted on October 30, 2006, which will vest on October 30, 2010 and 2) 24,723 shares resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 (includes unvested dividend equivalents).

(13) Mr. Faraci's unvested stock awards include: 1) the remaining 5,000 unvested shares of a restricted stock award granted on December 6, 2004, which will vest on December 6, 2009; 2) the remaining 3,592 unvested shares of a restricted stock award granted on February 27, 2007, which will vest in substantially equal installments on February 27, 2009 and February 27, 2010; and 3) 14,509 shares resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 (includes unvested dividend equivalents).

(14) Ms. Hellyar's unvested stock awards include: 1) a restricted stock award of 15,000 shares, granted on July 17, 2006, which will vest in substantially equal installments on July 17, 2009 and July 17, 2011; 2) the remaining 3,593 unvested shares of a restricted stock award granted on February 27, 2007, which will vest in substantially equal installments on February 27, 2009 and February 27, 2010; and 3) 14,299 shares resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 (includes unvested dividend equivalents).

(15) Mr. Berman's unvested stock awards include: 1) the remaining 6,667 shares of a restricted stock award granted on December 10, 2004, which will vest in substantially equal installments on December 10, 2009 and December 10, 2011 and 2) 10,894 shares resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 (includes unvested dividend equivalents).

OPTION EXERCISES AND STOCK VESTED TABLE

Name	Option Awards (1)		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting (2) ($)
A.M. Perez	0	$0	119,732 (3)	$1,996,480
F.S. Sklarsky	0	0	25,000	255,500
P.J. Faraci	0	0	32,117 (4)	565,478
M.J. Hellyar	0	0	20,602 (5)	363,045
R.L. Berman	0	0	438 (6)	3,317
Former Executive				
J.T. Langley	0	0	19,688 (7)	343,539

(1) None of the Named Executive Officers exercised stock options in 2008.

(2) This column represents the value of vested restricted stock and restricted stock units during 2008 and, for Mr. Berman, the award of shares earned under the 2006-07 Leadership Stock cycle. All awards represented in this column were valued using a stock price equal to the closing price on the vesting date. This column also includes the value of dividends earned on vested and unvested restricted stock units, including deferred units disclosed in the Non-Qualified Deferred Compensation Table.

(3) The amounts reported for Mr. Perez include 5,237 shares with a value of $46,400 representing vested in-kind dividends earned and deferred on vested and unvested restricted stock units.

(4) The amounts reported for Mr. Faraci include the above-target portion of his 2007 EXCEL bonus that he received in unrestricted shares (30,322) on March 27, 2008 in accordance with our EXCEL and share ownership program.

(5) The amounts reported for Ms. Hellyar include the above-target portion of her 2007 EXCEL bonus that she received in unrestricted shares (18,806) on March 27, 2008 in accordance with our EXCEL and share ownership program.

(6) The amounts reported for Mr. Berman include 192 shares with a value of $1,698 representing vested in-kind dividends earned and deferred on vested restricted stock units.

(7) The amounts reported for Mr. Langley include the following awards which were subject to accelerated vesting in connection with Mr. Langley's termination of employment with approved reason from the Company on March 14, 2008 (the value at vesting is calculated using a stock price of $17.39, Kodak's closing stock price on March 14, 2008):

- 3,453 unvested shares of a restricted stock award that was granted on February 27, 2007; and
- 14,509 unvested shares resulting from the 2007 Leadership Stock award (includes dividend equivalents); these shares will be paid on December 31, 2009.

PENSION BENEFITS FOR 2008

The Pension Benefits Table below shows the present value as of December 31, 2008 of the accumulated benefits payable to each of our Named Executive Officers, including the number of years of service credited to each Named Executive Officer, under KRIP, KURIP and, when applicable, their supplemental individual retirement arrangements. The methods and assumptions for calculating the present value of accumulated benefits generally follow those set forth in statement No. 87 under GAAP and are consistent with those used in our financial statements as described in Note 17 to the Notes to the Consolidated Financial Statements to the Company's Form 10-K for the year ended December 31, 2008. The present value has been calculated for all Named Executive Officers, with the exception of Ms. Hellyar and Mr. Berman, assuming they will remain in service until the normal retirement age of 65, and that the benefit is payable as a lump sum. The present value of Ms. Hellyar's and Mr. Berman's accumulated benefit assumed a benefit commencement at age 60, when each of them would be entitled to retire without any benefit reduction, in the form of a straight life annuity.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
A.M. Perez	KRIP	5.75	$ 57,280	$ 0
	KURIP	5.75	918,494	0
	Individual Arrangement	18.91(1)	8,958,240	0
F.S. Sklarsky	KRIP	2.17	16,192	0
	KURIP	2.17	83,732	0
	Individual Arrangement	2.17	142,263	0
P.J. Faraci	KRIP	4.08	29,111	0
	KURIP	4.08	136,823	0
	Individual Arrangement	9.92(2)	985,714	0
M.J. Hellyar	KRIP	26.17	724,676	0
	KURIP	26.17	1,811,009	0
R.L. Berman	KRIP	26.67	530,616	0
	KURIP	26.67	1,192,239	0
Former Executive				
J.T. Langley	KRIP	N/A	N/A	51,034
	KURIP	N/A	N/A	168,509
	Individual Arrangement	N/A	N/A	500,013

(1) Mr. Perez has been employed with the Company for 5.75 years as of December 31, 2008. Under his individual arrangement, he has accumulated 18.91 years, representing a difference of 13.16 years of additional service. Of Mr. Perez's total accumulated benefit shown above, $6,234,935 is attributable to his additional credited service as of December 31, 2008.

(2) Mr. Faraci has been employed with the Company for 4.08 years as of December 31, 2008. Under his individual arrangement, he has accumulated 9.92 years, representing a difference of 5.84 years of additional service. Of Mr. Faraci's total accumulated benefit shown above, $579,832 is attributable to his additional credited service as of December 31, 2008.

Tax-Qualified Retirement Plan (KRIP)

The Company funds a tax-qualified defined benefit pension plan (KRIP) for virtually all U.S. employees. Effective January 1, 2000, the Company amended the plan to include a cash balance component. KRIP's cash balance component covers all new employees hired after March 31, 1999, including Messrs. Perez, Sklarsky, Faraci and Langley. Ms. Hellyar and Mr. Berman are the only Named Executive Officers who participate in KRIP's traditional defined benefit component.

Cash Balance Component

Under KRIP's cash balance component, a hypothetical account is established for each participating employee and, for every month the employee works, the employee's account is credited with an amount equal to 4% of the employee's monthly pay (i.e., base salary and EXCEL awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. Employees vest in their account balance after completing three years of service. Benefits under the cash balance component are payable upon normal retirement (age 65), vested termination or death. Participants in the cash balance component of the plan may choose from among optional forms of benefits such as a lump sum, a joint and survivor annuity, and a straight life annuity.

Traditional Defined Benefit Component

Under the traditional defined benefit component of KRIP, benefits are based upon an employee's average participating compensation (APC). The plan defines APC as one-third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to retirement or termination of employment. Participating compensation, in the case of the Named Executive Officers, is base salary and any EXCEL award, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For an employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of (a) 1.3% of APC, plus (b) 1.6% of APC in excess of the average Social Security wage base. For an employee with more than 35 years of accrued service, the amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for Social Security benefits or other offsets. Participants in the traditional defined benefit component of the plan may choose from among optional forms of benefits such as a straight life annuity, a qualified joint and 50% survivor annuity, other forms of annuity or a lump sum.

An employee may be eligible for normal retirement, early retirement benefits, vested benefits or disability retirement benefits under the traditional defined benefit component depending on the employee's age and total service when employment with the Company ends. An employee is entitled to normal retirement benefits at age 65. For early retirement benefits, an employee must have reached age 55 and have at least 10 years of service or have a combined age and total service equal to 75. Generally, the benefit is reduced if payment begins before age 65. As of January 1, 2008, an employee who has three or more years of vesting service with the Company will be entitled to a reduced vested benefit if employment with the Company is terminated before becoming eligible for normal retirement or early retirement benefits.

As of December 31, 2008, Ms. Hellyar and Mr. Berman are the only Named Executive Officers eligible for an early retirement benefit under the traditional defined benefit component of the plan.

Non-Qualified Supplemental Retirement Plans (KURIP and KERIP)

Each of our Named Executive Officers is eligible to receive benefits under the Kodak Unfunded Retirement Income Plan (KURIP). KURIP is an unfunded non-contributory retirement plan. It provides pension benefits where benefits cannot be paid under KRIP and matching contributions cannot be made to the Company's Savings and Investment Plan (SIP)(a 401(k) defined contribution plan), because of the limitation on the inclusion of earnings in excess of limits contained in Section 401(a)(17) of the Code (for 2007 and 2008, $225,000 and $230,000, respectively) and because deferred compensation is ignored when calculating benefits under KRIP and SIP.

For Named Executive Officers participating in the traditional defined benefit component of KRIP, the annual benefit is calculated by determining the amount of the retirement benefit to which the employee would otherwise be entitled under KRIP if deferred compensation were considered when calculating such benefit and the limits under Section 401(a)(17) of the Code were ignored, less any benefits earned under KRIP or under the Company's excess benefit plan (KERIP). KERIP is further described in the Compensation Discussion and Analysis on page 47 of this Proxy Statement. As of December 31, 2008, none of our Named Executive Officers had any accrued benefit under KERIP.

For Named Executive Officers participating in the cash balance component of KRIP, the annual benefit under KURIP is calculated by crediting an employee's account with an amount equal to 7% of his/her compensation that is ignored under KRIP and SIP because it is either in excess of the Section 401(a)(17) compensation limit or deferred compensation. The ongoing balance of the executive's account earns interest at the 30-year Treasury bond rate. For 2009, the amount of an employee's compensation used to credit his/her KURIP account is reduced to 4% to parallel the Company's suspension of matching contributions to SIP for that year.

Benefits due under KURIP are payable upon an employee's termination of employment or death. Effective January 1, 2008, the plan administrator may select, in his/her sole discretion, the form of payment options available under KURIP for benefits not subject to Section 409A of the Code. For benefits subject to Section 409A of the Code, payments are made in a lump sum. If an employee's benefit under KRIP is subject to actuarial reduction, then any benefit payable under KURIP will also be subject to actuarial reduction.

SUPPLEMENTAL INDIVIDUAL RETIREMENT ARRANGEMENTS

Antonio M. Perez

Mr. Perez is eligible for a supplemental unfunded retirement benefit under the terms of his March 3, 2003, February 27, 2007 and December 9, 2008 letter agreements. Under these agreements, because Mr. Perez has been employed for three years, he will be treated as if eligible for the traditional defined benefit component of KRIP. For this purpose, he will be considered to have completed eight years of service with the Company and attained age 65. If, instead, Mr. Perez actually remains employed until age 65, he will be considered to have completed 25 years of service with the Company. Mr. Perez's supplemental retirement benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, and any Company matching contributions contributed to his account under SIP. Mr. Perez will receive his supplemental retirement benefit in a lump sum after the six-month waiting period required for compliance under Section 409A of the Code.

Frank S. Sklarsky

In addition to the benefit Mr. Sklarsky may be eligible for under the cash balance component of KRIP, he is covered under a supplemental unfunded retirement benefit under the terms of his letter agreements dated September 19, 2006 and September 26, 2006. Under these agreements, the Company established a phantom cash balance account on behalf of Mr. Sklarsky. The Company agreed to credit the account by $100,000 each year for up to five years, beginning October 30, 2007. Any amounts credited to this account will earn interest at the same interest rate that amounts accrue interest under the cash balance benefit. In order to receive any of the amounts credited to this account, Mr. Sklarsky must remain continuously employed for at least five years unless the Company terminates his employment for a reason other than cause. Upon termination of employment, any vested amount will be payable in a lump sum after the six-month waiting period required for compliance under Section 409A of the Code.

Philip J. Faraci

Mr. Faraci is eligible for a supplemental unfunded retirement benefit under the terms of his November 3, 2004, February 28, 2007 and December 9, 2008 letter agreements. Under these agreements, he is eligible to receive an extra 1.5 years of credited service for each year he is employed, up to a maximum of 20 years of enhanced credited service. If Mr. Faraci remains employed for five years, he will be treated as if eligible for the traditional defined benefit component of KRIP, and will be considered to have completed 12.5 years of service with the Company. If, instead, he remains employed for 12 years, he will be considered to have completed 30 years of service with the Company. Mr. Faraci's supplemental retirement benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, any Company matching contributions contributed to his account under SIP and any retirement benefits provided to him pursuant to the retirement plan of any former employer. Mr. Faraci he will receive his supplemental retirement benefit in a lump sum after the six-month waiting period required for compliance under Section 409A of the Code.

Mary Jane Hellyar

Ms. Hellyar's August 18, 2006 letter agreement does not provide supplemental retirement benefits.

Robert L. Berman

Mr. Berman does not have a letter agreement with the Company. He has no supplemental retirement benefits.

Former Executive: James T. Langley

In addition to the benefit Mr. Langley may be eligible for under the cash balance component of KRIP, he received a supplemental unfunded retirement benefit under the terms of his August 12, 2003 and February 28, 2007 letter agreements and the terms of his leaving arrangement approved by the Compensation Committee on September 21, 2007. Under the August 12, 2003 letter agreement, the Company established a phantom cash balance account on behalf of Mr. Langley. For each full year he was employed, the Company credited the account with $100,000. Since Mr. Langley was employed by the Company for four full years, the account was credited with $400,000.

Mr. Langley's August 12, 2003 letter agreement was amended by a letter agreement dated February 28, 2007 to provide for a lump-sum payment of his supplemental retirement benefits. In addition, under the leaving arrangement approved by the Compensation Committee for Mr. Langley on September 21, 2007, Mr. Langley received service credit for the period beginning August 18, 2007 and ending on the date of his termination of employment, March 14, 2008. His phantom cash balance account was, therefore, credited with a pro-rated portion of the $100,000 that would have been credited to him if he remained employed through August 18, 2008. This pro-rated portion amounted to $57,534.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2008

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
A.M. Perez	Salary Deferral	$ 96,169(1)	$0	$ 15,864 (2)	$0	$ 371,250 (3)
	EDCP	0	0	57,308 (4)	0	1,149,623 (5)
	Deferred Stock Units	387,777(6)	0	-1,185,496 (7)	0	623,726
F.S. Sklarsky	N/A	N/A	N/A	N/A	N/A	N/A
P.J. Faraci	N/A	N/A	N/A	N/A	N/A	N/A
M.J. Hellyar	EDCP	0	0	9,923 (8)	0	199,065 (9)
R.L. Berman	EDCP	0	0	49,346 (10)	0	989,908
	Deferred Stock Units	0	0	-49,012 (11)	0	22,871
Former Executive						
J.T. Langley	Indiv. Bonus Deferral	0	0	57,432 (12)	0	1,152,104 (13)
	EDCP	0	0	54,350 (14)	0	1,090,288 (15)

(1) This amount represents a salary deferral of $96,169, which is also reported in the Summary Compensation Table for fiscal 2008.

(2) This amount represents interest earned during fiscal 2008 which includes $743 of above-market interest earned, which is also reported in the Summary Compensation Table for fiscal 2008.

(3) This amount includes: 1) the 2006 salary deferral of $96,169 and the above-market interest earned of $2,054, and 2) the 2007 salary deferral of $96,169 and the above-market interest earned of $4,455.

(4) This amount represents interest earned during fiscal 2008 which includes $2,985 of above-market interest earned, which is also reported in the Summary Compensation Table for fiscal 2008.

(5) This amount includes the 2006 above-market interest earned of $20,522 and the 2007 above-market interest earned of $23,637.

(6) This amount represents the aggregate value of net dividends paid on Mr. Perez's unvested restricted stock units and the net value of the 25,000 restricted stock units that vested as of October 1, 2008.

(7) Includes the aggregate value of net dividends on vested restricted stock units and on the earned and deferred 2004 - 2005 Leadership Stock award; also reflects earnings attributable to changes in Kodak's stock price during fiscal 2008 (i.e., the closing price of $21.87 as of December 31, 2007 vs. the closing price of $6.58 as of December 31, 2008).

(8) This amount represents interest earned during fiscal 2008 which includes $517 of above-market interest earned, which is also reported in the Summary Compensation Table for fiscal 2008.

(9) This amount includes the 2006 above-market interest earned of $3,553 and the 2007 above-market interest earned of $4,093.

(10) This amount represents interest earned during fiscal 2008 which includes $2,571 of above-market interest earned, which is also reported in the Summary Compensation Table for fiscal 2008.

(11) Includes the aggregate value of net dividends on the earned and deferred 2004 - 2005 Leadership Stock award; also reflects earnings attributable to changes in Kodak's stock price during fiscal 2008 (i.e., the closing price of $21.87 as of December 31, 2007 vs. the closing price of $6.58 as of December 31, 2008).

(12) This amount represents interest earned during fiscal 2008 which includes $2,992 of above-market interest earned, which is also reported in the Summary Compensation Table for fiscal 2008.

(13) This amount includes the 2006 above-market interest earned of $9,946 and the 2007 above-market interest earned of $21,808.

(14) This amount represents interest earned during fiscal 2008 which includes $2,831 of above-market interest earned, which is also reported in the Summary Compensation Table for fiscal 2008.

(15) This amount includes the 2006 above-market interest earned of $16,982 and the 2007 above-market interest earned of $22,417.

Executive Deferred Compensation Plan

The Company maintains the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP) for its executives. Near the end of each year, the Company's executives may elect to defer any portion of their base salary in excess of $50,000 for the following year and a portion of any EXCEL award earned for the following year. In 2008, the Compensation Committee approved to continue to freeze the receipt of new monies into the plan in 2009 due to its low utilization and its administrative cost. The plan has only two investment options: an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. Participants may only invest amounts in the Kodak phantom stock account if they are, or were, subject to our stock ownership guidelines. Dividend equivalents on amounts invested in an executive's phantom stock account are credited to an executive's account in the form of additional stock units at the same rate as dividends are paid on shares of Company common stock. The plan's benefits are neither funded nor secured.

Executives may elect to defer amounts under the plan for a fixed period of time during employment. After the period of fixed deferment, any account balance may be paid in a cash lump-sum payment as soon as administratively possible coincident with a pay cycle in September after the account is valued in August following the end of the deferment. Upon termination of employment, for amounts not subject to Section 409A of the Code, the Compensation Committee has the sole discretion to pay such amounts in a lump sum or in annual installments, not to exceed ten annual installments. For amounts subject to Section 409A of the Code, most Named Executive Officers filed a distribution election to be paid in a lump sum or in installments, provided that payments begin no later than when the executive reaches age 71. If an executive has not filed an election, then any amounts subject to Section 409A of the Code will be paid in a lump sum. Any amounts subject to Section 409A of the Code are subject to a further six-month waiting period following termination of employment in order to ensure compliance with Section 409A of the Code. Withdrawals prior to termination of employment are not permitted under the plan except in cases of severe financial hardship not within the executive's control, although amounts not subject to Section 409A of the Code may be withdrawn by an executive prior to termination of employment, provided that 10% of the amount withdrawn will be forfeited by the executive.

Salary and Bonus Deferral Program

To preserve the full deductibility for federal income tax purposes of our Chief Executive Officer's base salary, Mr. Perez is required to defer that portion of his base salary that exceeds $1 million. The amount deferred each pay period bears interest at the same rate as described above for our EDCP. The deferred amounts and interest earned on these amounts are tracked through a notional account maintained by the Company. Amounts deferred are only payable upon Mr. Perez's retirement from the Company in the form of a lump sum. The notional account is neither funded nor secured.

Under the terms of Mr. Langley's offer letter, he participated in an individual bonus plan established to incent achievement of certain pre-established goals in GCG for 2007. In February 2007, the Compensation Committee determined that Mr. Langley earned $490,000 under the bonus plan as a result of achievement of the 2006 performance goals. This amount, less applicable withholding, was contributed in February 2007 to an unfunded, deferred compensation account established on behalf of Mr. Langley. Any bonus amounts contributed to this account by the Company continue to bear interest at the prime rate, compounded annually, until they are distributed. Distributions from the account are subject to the same distribution rules as those in effect under our EDCP described previously.

Deferral of Stock Awards

Under the Company's prior equity award programs, Named Executive Officers were at times permitted to defer the receipt of various equity awards to a date later than the date they vest. Mr. Perez elected to defer awards earned under the Alternative Award of the Executive Incentive Plan under the 2002 - 2004 performance cycle of the Company's Performance Stock Program, his restricted stock award granted on October 1, 2003 and the performance stock units earned under the 2004 - 2005 performance cycle of the Leadership Stock Program. Each of these awards has fully vested as of December 31, 2008.

All of these deferred awards are tracked through notional accounts maintained by the Company. For each share or unit deferred, the executive receives a phantom unit of our common stock in his account. Any stock dividends or amounts equivalent to dividends paid on our common stock are added to the executive's notional account in the form of additional phantom units as they are paid at the same rate as dividends are paid on shares of our common stock. For these deferred awards, stock dividends were unrestricted, but are subject to the original payment terms of the underlying deferred award. The notional accounts are neither funded nor secured.

The payout, withdrawal and distribution terms are generally similar for each deferred award, other than the performance stock units earned under the 2004 - 2005 performance cycle of the Leadership Stock Program that were deferred by Mr. Perez. Pursuant to his deferral election, Mr. Perez will be entitled to receive a distribution following his termination of employment of all amounts in his deferred account attributable to these performance stock units (and any earnings thereon) in a lump-sum payment, in shares, as soon as administratively practicable in March of the following year after his termination of employment with the Company. If applicable, a six-month waiting period is required for compliance under Section 409A of the Code.

For all other deferred awards, upon termination of employment for any reason other than death, the amounts held in an executive's notional accounts will be distributed in a single lump sum or in up to 10 annual installments as determined by the Compensation Committee at its sole discretion. The Compensation Committee will also have the discretion to pay the amounts in cash or in shares, or in any combination of both. Upon an executive's death, the balance of an executive's deferred account that is not subject to restriction will be paid in a lump-sum cash payment within 30 days after appointment of a legal representative of the deceased executive.

Withdrawals prior to termination of employment are not permitted under the terms of the deferral program except in cases of severe financial hardship not within the executive's control, as determined at the Compensation Committee's sole discretion.

TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

Potential Payments upon Termination or Change-in-Control

Each of our Named Executive Officers is eligible to receive certain severance payments and benefits in connection with termination of employment under various circumstances. The potential severance benefits payable to our Named Executive Officers in the event of termination of employment on December 31, 2008 pursuant to any individual arrangement with the Company are described below.

Actual amounts paid or distributed to our Named Executive Officers as a result of one of the separation events occurring in the future may be different than those described below due to the fact that many factors affect the amounts of any payments described under the various separation events discussed later. For example, factors that could affect the amounts payable include the executive's base salary, the Company's stock price and the executive's age and service with the Company. At the time of separation of a Named Executive Officer, the Committee may approve severance terms that vary from those provided in the Named Executive Officer's pre-existing individual letter agreement(s), if any, or in relevant employee benefit plans, provided that such terms are consistent with the guidelines that the Committee establishes for executive severance.

In addition to benefits outlined in our Named Executive Officers' individual severance arrangements, Named Executive Officers will be eligible to receive any benefits accrued under the Company's broad-based benefit plans, such as distributions under SIP, disability benefits and accrued vacation pay, in accordance with those plans and policies. Our Named Executive Officers will also be eligible to receive any account balances at the 2008 fiscal year end under our non-qualified deferred compensation plans and programs as set forth in the Non-Qualified Deferred Compensation Table on page 66 of this Proxy Statement and any present value of accrued benefits as set forth in the Pension Benefits Table on page 63 of this Proxy Statement.

Following termination of employment, each of our Named Executive Officers is subject to compliance with the post-termination restrictive covenants set forth in their Eastman Kodak Company Employee's Agreement, in addition to any covenants provided for in their individual arrangements with the Company. These covenants generally prohibit our Named Executive Officers from disclosing proprietary or confidential information of the Company and from competing with the Company for a certain period after termination of their employment. All of our Named Executive Officers are prohibited for one year after termination of their employment from soliciting any of our employees to leave employment with the Company or any of our customers or suppliers to do business with any of our competitors. All of our Named Executive Officers are prohibited from engaging in any work for a competitor of the Company in the field in which they were employed by Kodak for a period of not more than 18 months after their employment is terminated. As described further below, Mr. Perez is also subject to a two-year non-compete after termination of his employment under his letter agreement dated March 3, 2003.

For any unvested or restricted equity awards, related restriction periods may lapse and vesting may be accelerated automatically pursuant to the terms of the awards depending on the circumstances surrounding a Named Executive Officer's termination of employment. The Compensation Committee may waive any restrictions or accelerate vesting if an executive's termination is determined to be for an "approved reason." An approved reason is defined as a termination of employment that is in the best interest of the Company, as determined by the Compensation Committee. Absent an employment agreement specifying different treatment, equity awards held by Named Executive Officers will generally be affected as follows:

- **Stock Options:** If the Compensation Committee determines that a Named Executive Officer's termination is for an approved reason, then all unvested stock options will continue to vest as if employment continued and will expire on the third anniversary date of termination of employment. Upon termination of employment due to death or disability, all unvested stock options will immediately vest and remain exercisable until the third anniversary of employment termination.
- **Leadership Stock Awards:** Upon termination of employment due to death, disability, retirement or an approved reason, an executive will be eligible to receive an award earned under the performance cycle, provided the executive was employed for the entire year of the one-year performance cycle.
- **Restricted Stock Awards:** For termination due to an approved reason, subject to the Compensation Committee's approval, restrictions will lapse and the executive will retain the shares upon termination. In the event of disability, restrictions will lapse and the executive will retain the shares upon termination. In the event of death, restrictions will lapse and the shares will be paid to the executive's estate.

Named Executive Officers will also be eligible to receive a pro rata amount of any EXCEL bonus award if their employment is terminated due to death, disability, retirement or approved reason.

Individual Severance Arrangements

Antonio M. Perez

Under the terms of his letter agreement dated March 3, 2003, Mr. Perez will be eligible to receive certain severance benefits in the event his employment is terminated under various circumstances as described below. The amount and nature of the severance benefits he will be eligible to receive varies depending on the circumstances surrounding his termination. As a condition to receiving severance benefits, Mr. Perez must execute a general release and covenant not to sue in favor of the Company. He is not required to seek other employment to mitigate the amount of any severance payments payable to him. Mr. Perez will be subject to a two-year non-compete agreement after termination of his employment. To the extent he breaches this non-compete agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause and for good reason. He will also be obligated to repay the Company for any severance benefits received. Mr. Perez's March 3, 2003 letter agreement was amended by a letter agreement dated December 9, 2008 to provide that any severance benefits payable under his letter agreements will begin after the six-month waiting period required for compliance under Section 409A of the Code.

Termination by the Company without Cause or by Mr. Perez for Good Reason. If Mr. Perez is terminated by the Company without cause or if Mr. Perez terminates his employment with the Company for good reason, he is eligible to receive (less applicable withholding):

- An amount equal to two times the sum of his current base salary and target EXCEL bonus award, payable over 24 months;
- A pro rata target bonus award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any restricted stock award (other than unvested restricted shares granted at the time of his employment) outstanding;
- Waiver of the forfeiture provisions for a pro rata portion of any restricted shares granted at the time of his employment;
- The continued vesting of unvested stock option awards and all vested stock options will remain exercisable for the remainder of their term;
- Continuation of existing coverage under Kodak's medical and dental plans for four months at the Company's expense;
- Outplacement services;
- Services under Kodak's financial counseling program for the two-year period immediately following his termination of employment (payment of which is subject to the six-month waiting period required for compliance under Section 409A of the Code); and
- His additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

Termination by the Company for Cause. If Mr. Perez's employment is terminated by the Company for cause, he is eligible to receive (less applicable withholding):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement as based on eight years of deemed service; and
- 60 days to exercise any vested stock options (or through the expiration of the option's original term, if earlier), unless the option is forfeited by its terms as a result of his termination for cause.

Termination by Mr. Perez without Good Reason. If Mr. Perez terminates his employment without good reason, he is eligible to receive (less applicable withholding):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement based on eight years of deemed service; and
- Any vested stock options granted at the time he commenced employment will remain exercisable for the remainder of their term and all other vested stock options will remain exercisable for 60 days (or through the expiration of the option's original term, if earlier).

Termination for Death. In the event Mr. Perez's employment is terminated due to his death, his estate will be eligible to receive (less applicable withholding):

- A pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;

- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any restricted stock award outstanding;
- Acceleration of the vesting of any unvested option award and all outstanding stock options will remain exercisable by his estate or transferee for the remainder of the original term;
- Services under Kodak's financial counseling program for the two-year period immediately following his death; and
- A survivor benefit calculated by using his additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

Termination for Disability. In the event Mr. Perez's employment is terminated as a result of disability pursuant to the Company's long-term disability plan, he will be eligible to receive (less applicable withholding):

- Applicable benefits under the Kodak long-term disability plan;
- A pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions on any restricted stock award outstanding for at least one year at the time of his termination;
- Waiver of the forfeiture provisions on a pro rata portion of the unvested restricted shares granted at the time of his employment;
- Continued vesting of any unvested stock option award granted prior to 2005 and such stock options will remain exercisable for the remainder of the term;
- Immediate vesting of any unvested option award (granted after 2004) outstanding and such stock options will remain exercisable for three years following termination;
- Services under Kodak's financial counseling program for the two-year period following his termination of employment (payment of which is subject to the six-month waiting period required for compliance under Section 409A of the Code); and
- His additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

Frank S. Sklarsky

Mr. Sklarsky's September 19, 2006 letter agreement provides that he will be eligible to receive certain severance benefits if his employment is terminated prior to October 30, 2011 due to disability or if we terminate his employment without cause without offering him a reasonably comparable position. He will be eligible to receive a severance allowance equal to his current annual base salary plus target EXCEL award, less applicable withholding, payable over a 12-month period commencing after the six-month waiting period required for compliance under Section 409A of the Code. In addition to outplacement services, he will also be eligible for fully paid continued coverage under the Kodak medical and dental plan and basic coverage under the Kodak Life Insurance Plan for four months. If we terminate his employment without cause, Mr. Sklarsky will also be eligible for the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

As a condition to receiving severance benefits, Mr. Sklarsky must execute a general waiver and release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company Employee's Agreement. To the extent he breaches the terms of the waiver agreement or the Employee's Agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause.

Philip J. Faraci

Pursuant to his letter agreements dated November 3, 2004 and December 9, 2008, Mr. Faraci will be eligible to receive certain severance benefits if his employment is terminated by the Company prior to November 15, 2009 for any reason other than cause or disability. He will be entitled to a severance allowance equal to one times his current annual base salary plus target EXCEL award, payable over a 12-month period commencing after the six-month waiting period required for compliance under Section 409A of the Code. Additionally, Mr. Faraci will be entitled to a pro rated portion of his individual enhanced retirement benefit if his employment is terminated prior to November 15, 2009.

As a condition to receiving these severance benefits, Mr. Faraci must execute a general release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company's Employee's Agreement. In the event Mr. Faraci breaches his waiver and release agreement or the Eastman Kodak Company's Employee's Agreement, all severance payments will cease and he will be required to repay all severance amounts previously paid by the Company.

Mary Jane Hellyar

Pursuant to her August 18, 2006 letter agreement, Ms. Hellyar will be entitled to certain severance benefits if her employment is terminated due to disability or if we terminate her employment without cause without offering her a reasonably comparable position. She will be entitled to a severance allowance equal to two times her current annual base salary plus target EXCEL award, payable over a 12-month period commencing after the six-month waiting period required for compliance under Section 409A of the Code. In addition to outplacement services, she will also be entitled to fully paid continued coverage under the Kodak medical and dental plan and for basic coverage under the Kodak Life Insurance Plan for four months.

If Ms. Hellyar's employment is terminated without cause, Kodak will recommend that her termination be treated as an "approved reason" with respect to any outstanding restricted shares granted in connection with her 2006 retention award. As a condition to receive these severance benefits, Ms. Hellyar must execute a general waiver and release in favor of the Company. She will also be subject to the restrictive covenants under the Eastman Kodak Company's Employee's Agreement. In the event Ms. Hellyar breaches the waiver and release or the Eastman Kodak Company's Employee's Agreement, all severance payments will cease and she will be required to repay all severance amounts previously paid by the Company.

Robert L. Berman

Mr. Berman does not have a letter agreement with the Company. His severance benefits would be provided in accordance with applicable employee benefit and compensation plans for U.S. employees.

Former Executive: James T. Langley

Mr. Langley's last day of employment with the Company was March 14, 2008. Under the terms of his leaving arrangement approved by the Compensation Committee on September 21, 2007, Mr. Langley received: 1) a cash severance of $810,000, an amount equal to Mr. Langley's annual target total compensation; 2) "approved reason" and accelerated vesting of the 3,453 restricted shares of the Company's common stock granted to him on February 27, 2007 as a performance award for 2006 performance; and 3) for purposes of his supplemental unfunded retirement benefit, Mr. Langley received service credit for the period beginning August 18, 2007 and ending of the date of his termination of employment and, therefore, received a pro-rated portion of the $100,000 that would have been credited to him had he remained employed through August 18, 2008.

In addition, Mr. Langley's termination of employment was treated as an "approved reason" with respect to any unvested stock options he held upon his termination that were granted to him earlier than one year prior to termination.

Under this August 12, 2003 letter agreement, Mr. Langley received certain relocation benefits in connection with his termination of employment. These included the payment of expenses related to the sale of his house in Rochester, New York and the shipment of his household goods to his permanent residence. The amount of these expenses are reported in the "All Other Compensation" column of the Summary Compensation Table on page 49 of this Proxy Statement.

Regular Severance Payments Table (1)

The table below estimates the incremental amounts payable upon a termination of employment by the Company without cause and for an "approved reason" as if the Named Executive Officer's employment was terminated as of December 31, 2008, using the closing price of our common stock as of December 31, 2008, which was $6.58.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	M.J. Hellyar	R.L. Berman	J.T. Langley(2)
Cash Severance (3)	$5,610,000	$1,050,000	$1,295,000	$1,617,000	$476,438	N/A
Intrinsic Value of Stock Options (4)	0	0	0	0	0	N/A
Restricted Stock (5)	322,367	164,500	56,535	122,342	43,869	N/A
Leadership Stock (6)	511,676	162,679	95,472	94,088	71,680	N/A
Benefits/Perquisites (7)	25,997	12,017	12,017	12,017	12,017	N/A
Pension (8)	1,644,234	205,697	863,103	0	0	N/A
Total	$8,114,275	$1,594,893	$2,322,127	$1,845,447	$604,004	N/A

(1) The values in this table: 1) reflect incremental payments associated with an involuntary termination without cause with approved reason; 2) assume a stock price of $6.58 (except where otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2008.

(2) Mr. Langley terminated his employment with the Company as of March 14, 2008. Please see page 71 of this Proxy Statement for a discussion of the payments made to Mr. Langley in connection with his termination.

(3) The cash severance amounts disclosed above were calculated for each Named Executive Officer other than Mr. Berman, by multiplying the Named Executive's target cash compensation by a multiplier set forth in the Named Executive Officer's letter agreement(s). Mr. Perez's cash severance equation is two times his target cash compensation. Mr. Sklarsky's cash severance equation is one times his target cash compensation. Mr. Faraci's cash severance equation is one times his target cash compensation. Ms. Hellyar's cash severance equation is two times her target cash compensation. Mr. Berman's severance equation is equal to 39 weeks of his target cash compensation (base salary plus target award under EXCEL) in accordance with the Company's Termination Allowance Plan (TAP). At the time of separation of a Named Executive Officer, the Committee may approve severance terms that vary from those provided in the Named Executive Officer's pre-existing individual agreement(s), if any, or under TAP, provided that such terms are consistent with the guidelines that the Committee establishes for executive severance.

(4) All outstanding stock options that would vest in the event of an involuntary termination without cause with approved reason do not have any intrinsic value as of December 31, 2008 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2008.

(5) The amounts in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination with approved reason.

(6) The values in this row reflect a 73% earnout for the 2007 Leadership Stock performance cycle (including dividend equivalents) and a 0% earnout for the 2008 Leadership Stock performance cycle.

(7) Mr. Perez would be entitled to $25,997 in benefits/perquisites, which include: 1) four months of continued medical and dental benefits, valued at $2,997; 2) outplacement benefits, valued at $9,000; and 3) two years of financial counseling benefits, valued at $7,000 per year. All the other NEOs would each be entitled to $12,017 in benefits/perquisites, which include: 1) four months of continued medical, dental and life insurance benefits, valued at $3,017; and 2) outplacement benefits, valued at $9,000. The outplacement benefits provided to Messrs. Faraci and Berman would be provided under TAP while the continued medical, dental and life insurance benefits would be provided under other employee benefit plans covering U.S. employees.

(8) The amounts included in this row report the incremental value of supplemental retirement benefits to which the Named Executive Officers would have been entitled. The amounts reported assume that all affected Named Executive Officers would receive their supplemental retirement benefits in a lump sum.

Severance Benefits Based on Termination Due to Disability Table (1)

The table below estimates the incremental amounts payable upon a termination of employment due to disability, as if the Named Executive Officer's employment was terminated as of December 31, 2008, using the closing price of our common stock as of December 31, 2008, which was $6.58.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	M.J. Hellyar	R.L. Berman	J.T. Langley(2)
Cash Severance (3)	$ 0	$1,050,000	$ 0	$1,617,000	$ 0	N/A
Intrinsic Value of Stock Options(4)	0	0	0	0	0	N/A
Restricted Stock (5)	322,367	164,500	56,535	122,342	43,869	N/A
Leadership Stock (6)	511,676	162,679	95,472	94,088	71,680	N/A
Benefits/Perquisites (7)	14,000	12,017	0	12,017	0	N/A
Pension (8)	1,644,234	0	0	0	0	N/A
Total	$2,492,278	$1,389,196	$152,008	$1,845,447	$115,549	N/A

(1) The values in this table: 1) reflect incremental payments associated with a termination due to disability; 2) assume a stock price of $6.58 (except where otherwise noted); and 3) includes all outstanding grants through the assumed termination date of December 31, 2008.

(2) Mr. Langley terminated his employment with the Company as of March 14, 2008. Please see page 71 of this Proxy Statement for a discussion of the payments made to Mr. Langley in connection with his termination.

(3) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the named Executive's target cash compensation by a multiplier unique for each Named Executive Officer. Mr. Sklarsky's cash severance equation is one times his target cash compensation. Ms. Hellyar's cash severance equation is two times her target cash compensation.

(4) All outstanding stock options that would vest in the event of termination due to disability do not have any intrinsic value as of December 31, 2008 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2008.

(5) The amounts in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination due to disability.

(6) The values in this row reflect a 73% earnout for the 2007 Leadership Stock performance cycle (including dividend equivalents) and a 0% earnout for the 2008 Leadership Stock performance cycle.

(7) Mr. Perez would be entitled to $14,000 in perquisites, which includes two years of financial counseling benefits, valued at $7,000 per year. Mr. Sklarsky and Ms. Hellyar would be entitled to $12,017 in benefits/perquisites, which include: 1) four months of continued medical, dental and life insurance benefits, valued at $3,017 and 2) outplacement benefits, valued at $9,000.

(8) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefit in the form of a lump sum.

Severance Benefits Based on Termination Due to Death Table[1]

The table below estimates the incremental amounts payable upon a termination of employment due to death, as if the Named Executive Officer's employment was terminated as of December 31, 2008, using the closing price of our common stock as of December 31, 2008, which was $6.58.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	M.J. Hellyar	R.L. Berman	J.T. Langley[2]
Cash Severance	$ 0	$ 0	$ 0	$ 0	$ 0	N/A
Intrinsic Value of Stock Options [3]	0	0	0	0	0	N/A
Restricted Stock [4]	322,367	164,500	43,375	122,342	43,869	N/A
Leadership Stock [5]	511,676	162,679	95,472	94,088	71,680	N/A
Benefits/Perquisites [6]	14,000	0	0	0	0	N/A
Pension [7]	1,644,234	0	0	0	0	N/A
Total	$2,492,278	$327,179	$138,848	$216,430	$115,549	N/A

(1) The values in this table: 1) reflect incremental payments associated with a termination due to death; 2) assume a stock price of $6.58 (except where otherwise noted); and 3) includes all outstanding grants through the assumed termination date of December 31, 2008.

(2) Mr. Langley terminated his employment with the Company as of March 14, 2008. Please see page 71 of this Proxy Statement for a discussion of the payments made to Mr. Langley in connection with his termination.

(3) All outstanding stock options that would vest in the event of a termination due to death do not have any intrinsic value as of December 31, 2008 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2008.

(4) For all Named Executive Officers, except Mr. Faraci, the values in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination due to death. For Mr. Faraci, the value in this row includes the value of unvested shares of restricted stock that vest on a pro rata basis pursuant to the terms of Mr. Faraci's signing bonus, included in his offer letter, discussed on page 54 of this Proxy Statement.

(5) The values in this row reflect a 73% earnout for the 2007 Leadership Stock performance cycle (including dividend equivalents) and a 0% earnout for the 2008 Leadership Stock performance cycle.

(6) Mr. Perez's estate would be entitled to $14,000 in perquisites, which represents two years of financial counseling services, valued at $7,000 per year.

(7) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefit in the form of a lump sum.

Severance Benefits Based on Termination with Good Reason Table(1)(2)

The table below estimates the incremental amounts payable upon a termination of employment by Mr. Perez with good reason, as if the Named Executive Officer's employment was terminated as of December 31, 2008, using the closing price of our common stock as of December 31, 2008, which was $6.58.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	M.J. Hellyar	R.L. Berman	J.T. Langley(3)
Cash Severance (4)	$5,610,000	N/A	N/A	N/A	N/A	N/A
Intrinsic Value of Stock Options (5)	0	N/A	N/A	N/A	N/A	N/A
Restricted Stock (6)	322,367	N/A	N/A	N/A	N/A	N/A
Leadership Stock (7)	511,676	N/A	N/A	N/A	N/A	N/A
Benefits/Perquisites (8)	25,997	N/A	N/A	N/A	N/A	N/A
Pension (9)	1,644,234	N/A	N/A	N/A	N/A	N/A
Total	$8,114,275	N/A	N/A	N/A	N/A	N/A

(1) This table only includes Mr. Perez because no other Named Executive Officer will receive severance benefits upon their voluntary termination.

(2) The values in this table: 1) reflect incremental payments associated with a voluntary termination with good reason; 2) assume a stock price of $6.58 (except where otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2008.

(3) Mr. Langley terminated his employment with the Company as of March 14, 2008. Please see page 71 of this Proxy Statement for a discussion of the payments made to Mr. Langley in connection with his termination.

(4) The cash severance amount for Mr. Perez was calculated by multiplying two times Mr. Perez's target cash compensation.

(5) All outstanding stock options that would vest in the event of a termination due to good reason do not have any intrinsic value as of December 31, 2008 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2008.

(6) The amount in this row represents the value of unvested shares of restricted stock that would automatically vest upon voluntary termination for good reason.

(7) The values in this row reflect a 73% earnout for the 2007 Leadership Stock performance cycle (including dividend equivalents) and a 0% earnout for the 2008 Leadership Stock performance cycle.

(8) Mr. Perez would be entitled to $25,997 in benefits/perquisites, which include: 1) four months of continued medical and dental benefits, valued at $2,997; 2) outplacement benefits, valued at $9,000; and 3) two years of financial counseling benefits, valued at $7,000 per year.

(9) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefit in the form of a lump sum.

Change-in-Control Severance Payments

Executive Protection Plan

The Company maintains the Executive Protection Plan to provide severance pay and continuation of certain welfare benefits for Named Executive Officers in the event 1) a change-in-control occurs and 2) the Named Executive Officer's employment is terminated by the Company for reasons other than cause or by the Named Executive Officer for good reason within two years after a change-in-control. A change-in-control is generally defined under the plan as:

- The incumbent directors cease to constitute a majority of the Board, unless the election of the new directors was approved by at least two-thirds of the incumbent directors then on the Board;
- The acquisition of 25% or more of the combined voting power of the Company's then outstanding securities;
- A merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders; or
- A vote by the shareholders to completely liquidate or dissolve the Company.

The plan provides that, in the event of a termination of employment, either voluntarily with "good reason" or involuntarily without "cause," within two years following a change-in-control, each of the Named Executive Officers will receive a lump-sum severance payment equal to 1) three times their base salary and target EXCEL bonus and 2) continued participation in the Company's medical, dental, disability and life insurance plans for 12 months at no cost to the executive. The plan also requires, subject to certain limitations, tax gross-up payments to all employees to mitigate any excise tax imposed upon the employee under the Code. If it is determined that an executive would not be subject to an excise tax if the payments received in connection with the change-in-control were reduced by 10%, then amounts payable to the executive under the plan will be reduced to the maximum amount the executive could be paid without giving rise to an excise tax.

"Good reason" is defined under the plan for our Named Executive Officers to mean:

- The assignment of, or change in, the duties or responsibilities of the Named Executive Officer that are not comparable in any adverse respect with his or her duties prior to the change-in-control, other than a change in the executive's title or reporting relationship;
- A reduction of the Named Executive Officer's pay, target bonus opportunities or benefits;
- A material reduction in the perquisites or fringe benefits provided;
- The failure of any successor to the Company to assume the plan; or
- Any amendment or termination of the plan not permitted by its terms.

"Cause" is defined under the program for our Named Executive Officers to mean:

- The willful and continued failure of the executive to substantially perform his or her duties (other than due to physical or mental illness) after a written demand by the Board; or
- The willful engaging in illegal conduct or gross misconduct which is materially injurious to the Company or its affiliates.

In addition to the above, the plan provides that both Mr. Perez and Mr. Faraci would also be entitled to these severance benefits if they voluntarily terminate their employment for any reason during the 30-day period commencing 23 months after the change-in-control. A Named Executive Officer will also receive severance benefits under the plan if his or her employment is terminated prior to a change-in-control if they are able to demonstrate that their employment was terminated in contemplation of a change-in-control and a change-in-control occurs.

Other Benefit Plans

As a result of the Company's review in 2007 of the change-in-control benefits under various Company plans, the Compensation Committee determined to gradually phase out over a five-year period beginning January 1, 2008 the change-in-control pension enhancements under the Company's defined benefit pension plan (KRIP) and unfunded supplemental retirement plan (KURIP). For 2008, the additional age and service resulting from the change-in-control pension enhancement was a maximum of four years and the maximum will thereafter decrease by one year for every additional year that transpires until the enhancement is fully phased out effective January 1, 2012.

Previously under KRIP and KURIP, any participant in the traditional defined benefit component, including the affected Named Executive Officers, whose employment is terminated for a reason other than death, disability, cause or voluntary resignation, within five years of a change-in-control was provided up to five additional years of service to determine eligibility for a vested right, to calculate the amount of the accrued benefit, and to determine any applicable early retirement factors. In addition, a participant was deemed to have up to five additional years of age in determining any applicable early retirement factors. For participants age 50 or older as of the date of the change-in-control, the enhanced age and service was used to determine eligibility for retirement.

The actual additional number of years of service and age that are given to a participant decreases proportionately depending upon the number of years that elapsed between the date of a change-in-control and the date of the participant's termination of employment. If the plan is terminated within five years after a change-in-control, the benefit for each participant would be calculated as indicated previously.

Participants in the cash balance component of KRIP and KURIP, including the affected Named Executive Officers, are entitled to a benefit equal to 7% of the participant's annual compensation at the time of the termination times the number of additional years of service that the executive is entitled to under the plan's change-in-control pension enhancement.

Compensation Programs

Upon a change-in-control (as defined in EDCP and by Section 409A of the Code to the extent applicable), each Named Executive Officer who participates in EDCP will be entitled to a lump-sum cash payment of his or her account balance under the plan. For amounts not subject to Section 409A of the Code, this rule will not apply if the executive elects in writing no later than prior to the beginning of the year preceding the year in which a change-in-control occurs that payment shall be made in equal installments over a period not longer than 11 years.

Under the EXCEL plan, if a Named Executive Officer's employment is terminated within two years following a change-in-control other than as a result of death, disability, voluntary termination or for cause, the executive will be entitled to be paid any earned but unpaid award and a pro rata target award for the year in which their employment is terminated. If, upon a change-in-control, Kodak's common stock ceases to be actively traded on the NYSE, then each Named Executive Officer will be entitled to receive any earned but unpaid award and a pro rata target award for the year in which the change-in-control occurs.

In the event of a change-in-control which causes the Company's stock to cease active trading on the NYSE, the Company's compensation plans (with the exception of the 2005 Omnibus Long-Term Compensation Plan) will generally be affected as follows, when Kodak common stock is not exchanged solely for common stock of the surviving company or the surviving company does not assume all Plan awards:

- Under the Company's stock option plans, all outstanding stock options will vest in full and be cashed out based on the difference between the change-in-control price and the option's exercise price.
- Under the Company's restricted stock programs, all of the restrictions on the stock will lapse and the stock will be cashed out based on the change-in-control price.

Under the Company's 2005 Omnibus Long-Term Compensation Plan, upon a change-in-control (as defined in the plan), if outstanding stock option and restricted stock awards are assumed or substituted by the surviving company, as determined by the Compensation Committee, then the awards will not immediately vest or be exercisable. If the awards are so assumed or substituted, then the awards will be subject to accelerated vesting and exercisability upon certain terminations of employment within the first two years after the change-in-control. Only if the awards are not so assumed or substituted will they become immediately vested, exercisable and cashed out. For performance awards, if more than 50% of the performance cycle has elapsed when a change-in-control occurs, the award will vest and be paid out at the greater of target performance or performance to date. If 50% or less of the performance cycle has elapsed when a change-in-control occurs, the award will vest and be paid out at 50% of target performance, regardless of actual performance to date.

Change-in-Control Severance Payments Table (1)

The table below estimates the incremental amounts payable upon a termination of employment by the Company in connection with a change-in-control, as if the Named Executive Officer's employment was terminated as of December 31, 2008 using the closing price of our common stock as of December 31, 2008, which was $6.58.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	M.J. Hellyar	R.L. Berman	J.T. Langley(2)
Cash Severance (3)	$ 8,415,000	$3,150,000	$3,885,000	$2,425,500	$1,905,750	N/A
Intrinsic Value of Stock Options (4)	0	0	0	0	0	N/A
Restricted Stock (5)	322,367	164,500	56,535	122,342	43,869	N/A
Leadership Stock (6)	511,676	162,679	95,472	94,088	71,680	N/A
Benefits / Perquisites (7)	9,050	9,050	9,050	9,050	9,050	N/A
Pension (8)	1,644,234	769,590	1,976,349	809,754	792,159	N/A
Excise Tax Gross-Up	4,487,822	1,922,694	2,982,354	1,451,334	1,197,107	N/A
Total	$15,390,150	$6,178,513	$9,004,761	$4,912,068	$4,019,616	N/A

(1) The values in this table: 1) reflect incremental payments associated with a termination in connection with a change-in-control; 2) assume a stock price of $6.58 (except where otherwise noted); and 3) include all outstanding grants through the assumed change-in-control/termination date of December 31, 2008.

(2) Mr. Langley terminated his employment with the Company as of March 14, 2008. Please see page 71 of this Proxy Statement for a discussion of the payments made to Mr. Langley in connection with his termination.

(3) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target cash compensation by three.

(4) All outstanding stock options that would vest in the event of a termination following a change-in-control do not have any intrinsic value as of December 31, 2008 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2008.

(5) The values in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination subsequent to a change-in-control.

(6) The values in this row reflect a 73% earnout for the 2007 Leadership Stock performance cycle (including dividend equivalents) and a 0% earnout for the 2008 Leadership Stock performance cycle.

(7) All Named Executive Officers would be entitled to $9,050 in benefits, which represents one year of continued medical, dental and life insurance.

(8) The amounts included in this row represent the incremental value of pension benefits to which the Named Executive Officers would have been entitled.

REPORTING COMPLIANCE

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our Section 16 Executive Officers, directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure of these Section 16 Executive Officers, directors and 10% shareholders to file these reports by the required deadlines. Based solely on our review of the copies of these forms received by us or written representations furnished to us, we believe that, for the reporting period covering our 2008 fiscal year, due to a clerical error on the part of the Company, one SEC Form 4 filed on the behalf of William Parrett was not filed timely.

By Order of the Board of Directors

Laurence L. Hickey
Secretary and Assistant General Counsel
Eastman Kodak Company
April 2, 2009

EXHIBITS

EXHIBIT I — DIRECTOR INDEPENDENCE STANDARDS

Pursuant to the NYSE Listing Standards, the Board of Directors has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards.

1) A director will not be considered "independent" if:

- The director is or was within the preceding three years an employee, or an immediate family member of the director is or was within the preceding three years an executive officer of the Company; or
- The director, or an immediate family member of the director, received, during any twelve-month period within the preceding three years, more than $120,000 in direct compensation from the Company, other than director fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with the Company); except that compensation received by an immediate family member of the director for services as a non-executive employee of the Company or received by the director for former services as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test; or
- The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; the director is a current employee of such a firm; the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or, the director or an immediate family member was, in the last three years, a partner or employee of such a firm and personally worked on the Company's audit within that time; or
- The director, or an immediate family member of the director, is or was within the preceding three years employed as an executive officer of another company where any of the Company's present executive officers serve or served on that company's compensation committee; or
- The director is a current employee, or an immediate family member of the director is a current executive officer of, a company (other than a charitable organization) that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of: a) $1 million or b) 2% of such other company's consolidated gross revenues; provided, however, that, in applying this test, both the payments and the consolidated gross revenues to be measured will be those reported in the last completed fiscal year; and provided, further, that this test applies solely to the financial relationship between the Company and the director's (or immediate family member's) current employer — the former employment of the director or immediate family member need not be considered.

2) The following relationships will not preclude the Board from determining that a director is independent:

Commercial Relationship: if a director of the Company is an executive officer or an employee, or whose immediate family member is an executive officer of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed the greater of: a) $1,000,000 or b) 2% of such other company's consolidated gross revenues;

Indebtedness Relationship: if a director of the Company is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness does not exceed the greater of: a) $1,000,000 or b) 2% of the consolidated assets of the company wherein the director serves as an executive officer;

Equity Relationship: if the director is an executive officer of another company in which the Company owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholders' equity of the company where the director serves as an executive officer; or

Charitable Relationship: if a director of the Company, or the spouse of a director of the Company, serves as a director, officer or trustee of a charitable organization, and the Company's contributions to the organization in any single fiscal year are less than the greater of: a) $1,000,000 or b) 2% of that organization's gross revenues.

3) For relationships not covered by Section 2 above, the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above.

4) For purposes of these standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that, when applying the independence tests described above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated.

EXHIBIT II — DIRECTOR QUALIFICATION STANDARDS

In addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should, at a minimum, consider the following factors in the nomination or appointment of members of the Board:

Integrity. Directors should have proven integrity and be of the highest ethical character and share the Company's values.

Reputation. Directors should have reputations, both personal and professional, consistent with the Company's image and reputation.

Judgment. Directors should have the ability to exercise sound business judgment on a broad range of issues.

Knowledge. Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.

Experience. In selecting directors, the Board should generally seek active and former CEOs, CFOs, international operating executives, presidents of large and complex divisions of publicly held companies and leaders of major complex organizations, including scientific, accounting, government, educational and other non-profit institutions.

Maturity. Directors should value board and team performance over individual performance, possess respect for others and facilitate superior board performance.

Commitment. Directors should be able and willing to devote the required amount of time to the Company's affairs, including preparing for and attending meetings of the Board and its committees. Directors should be actively involved in the Board and its decision making.

Skills. Directors should be selected so that the Board has an appropriate mix of skills in core areas such as accounting and finance, technology, management, marketing, crisis management, strategic planning, international markets and industry knowledge.

Track Record. Directors should have a proven track record of excellence in their field.

Diversity. Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting gender, ethnic background, country of citizenship and professional experience.

Age. Given the Board's mandatory retirement age of 72, directors must be able to, and should be committed to, serve on the Board for an extended period of time.

Independence. Directors should be independent in their thought and judgment and be committed to represent the long-term interests of all of the Company's shareholders.

Ownership Stake. Directors should be committed to having a meaningful, long-term equity ownership stake in the Company.

EXHIBIT III — DIRECTOR SELECTION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Corporate Responsibility and Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. The Chair of the Corporate Responsibility and Governance Committee will oversee this process.

The Corporate Responsibility and Governance Committee will generally use the following process when recruiting, evaluating and selecting director candidates. The various steps outlined in the process may be performed simultaneously and in an order other than that presented below. Throughout the process, the Committee will keep the full Board informed of its progress.

The Company is committed to maintaining its tradition of inclusion and diversity within the Board, and confirms that its policy of non-discrimination based on sex, race, religion or national origin applies in the selection of Directors.

1) The Committee will assess the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its Director Qualification Standards and the Company's current and future needs.
2) Using the results of this assessment, the Committee will prepare a target candidate profile.
3) The Committee will develop an initial list of director candidates by retaining a search firm, utilizing the personal network of the Board and senior management of the Company, and considering any nominees previously recommended.
4) The Committee will screen the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and the Board's Director Qualification Standards. From this review, the Committee will prepare a list of preferred candidates and present it to the full Board and the CEO for input.
5) The Committee will determine if any director has a business or personal relationship with any of the preferred candidates that will enable the director to initiate contact with the candidate to determine his or her interest in being considered for membership to the Board. If necessary, the search firm will be used to initiate this contact.
6) Whenever possible, the Chair of the Committee, the Presiding Director, at least one other independent member of the Board and the CEO will interview each interested preferred candidate.
7) Based on input received from the candidate interviews, the Committee will determine whether to extend an invitation to a candidate to join the Board.
8) A reference check will be performed on the candidate.
9) Depending on the results of the reference check, the Committee will extend the candidate an invitation to join the Board, subject to election by the Board.
10) The full Board will vote on whether to elect the candidate to the Board.
11) The Secretary of the Company will arrange for orientation sessions for newly elected directors, including briefings by senior managers, to familiarize new Directors with the Company's overall business and operations, strategic plans and goals, financial statements and key policies and practices, including corporate governance matters.

EXHIBIT IV — AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

I. Statement of Principles

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted this Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved.

This Pre-Approval Policy establishes two different approaches to pre-approving services: proposed services either may be pre-approved without specific consideration by the Audit Committee (general pre-approval) or require the specific pre-approval of the Audit Committee (specific pre-approval). The Audit Committee believes that the combination of these two approaches in this policy will result in an effective and efficient procedure to pre-approve services performed by the independent auditor. As set forth in this policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee shall consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee shall determine whether the audit firm is best positioned to provide the most effective and efficient service.

The non-audit services that have the general pre-approval of the Audit Committee will be reviewed on an annual basis unless the Audit Committee considers a different period and states otherwise. The Audit Committee shall annually review and pre-approve the audit, audit-related and tax services that can be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management or to others.

The independent auditor has reviewed this policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II. Audit Services

The Audit Committee shall approve the annual audit services engagement terms and fees no later than its review of the independent auditor's audit plan. Audit services may include the annual financial statement audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations occurring during, and as a result of, the audit. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal control over financial reporting. The Audit Committee shall also approve, if necessary, any significant changes in terms, conditions and fees resulting from changes in audit scope, company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

III. Audit-Related Services

Audit-related services are assurance and related services that traditionally are performed by the independent auditor. Because the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions, accounting consultations for significant or unusual transactions not classified as "audit services," assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities, financial audits of employee benefit plans, agreed-upon or expanded audit procedures performed at the request of management and assistance with internal control reporting requirements.

IV. Tax Services

The Audit Committee believes that the independent auditor can provide traditional tax services to the Company such as U.S. and international tax planning and compliance. The Audit Committee will not pre-approve the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Code and related regulations.

V. Other Permissible Non-Audit Services

The Audit Committee may grant general pre-approval to those permissible non-audit services (other than tax services, which are addressed above) that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence.

A list of the SEC's prohibited non-audit services is attached to the end of this policy as Attachment 1. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VI. Pre-Approval Budgeted Amounts

Pre-approval budgeted amounts for all services to be provided by the independent auditor shall be reviewed and approved annually by the Audit Committee. Any proposed services exceeding these levels or amounts shall require specific pre-approval by the Audit Committee. On a quarterly basis, the Audit Committee will be provided with updates regarding actual projects and fees by category in comparison to the pre-approved budget.

VII. Procedures

All requests or applications from the independent auditor to provide services that do not require specific approval by the Audit Committee shall be submitted to the Corporate Controller and must include a detailed description of the services to be rendered. The Corporate Controller will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee shall be submitted to the Audit Committee for approval by the Corporate Controller.

VIII. Delegation

The Committee Chair is authorized to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Committee as a whole.

Attachment 1

Prohibited Non-Audit Services

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit

ANNUAL MEETING INFORMATION

2009 ANNUAL MEETING DIRECTIONS AND PARKING INFORMATION

Embassy Suites Hotel Walnut Creek

1345 Treat Boulevard, Walnut Creek, CA 94596-2184

Directions

From 680 Freeway North

Exit at Treat Boulevard.

Turn right onto Treat Boulevard for ¼ mile.

Turn left onto Oak Road to hotel entrance.

From 680 Freeway South

Exit at Oak Park Boulevard.

Proceed left on North Main to Treat Boulevard.

Turn left onto Treat Boulevard for ¼ mile.

Turn left onto Oak Road to hotel entrance.

From Oakland International Airport

Head north on 880 towards downtown Oakland.

Follow 880 to 24 East toward Walnut Creek.

Follow 24 East to 680 junction.

Take 680 North towards Sacramento.

Exit at Treat Boulevard.

Turn right onto Treat Boulevard for ¼ mile.

Turn left onto Oak Road to hotel entrance.

From San Francisco International Airport

Head north on 101 toward San Francisco to 80 East.

Cross the Bay Bridge and follow signs to 24 Walnut Creek.

Follow 24 East to 680 junction.

Take 680 North towards Sacramento.

Exit at Treat Boulevard.

Turn right onto Treat Boulevard for ¼ mile.

Turn left onto Oak Road to hotel entrance.

Parking

All parking at the Embassy Suites Hotel Walnut Creek is Valet only. Shareholders attending the Annual Meeting will be charged a discounted rate of $9.00 for Valet parking for the Annual Meeting. In order to receive the discounted parking rate, shareholders must notify the Valet attendant that you are attending the Annual Meeting before checking in your vehicle.

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About Kodak

As the world's foremost imaging innovator, Kodak helps consumers, businesses and creative professionals unleash the power of pictures and printing to enrich their lives.

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Kodak

Eastman Kodak Company
343 State Street
Rochester, NY 14650
www.kodak.com

This document was produced using solutions from Kodak's Graphic Communications Group including **Kodak Approval** XP4 Digital Color Imager, **Kodak Thermal Gold** Digital Plates, **Kodak Trendsetter** 800 C **Quantum** Platesetter, and other **Kodak** Technologies.